Form 10-K, Exhibit 13
period 1994-07-02
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 1994-09-30
CIK 806624

      CONTENTS
      Common Stock Market Prices and
        Dividends.............................................Inside Front Cover
      Selected Financial Data..................................................1
      Letter to Shareholders.................................................2-3
      Management's Discussion and
        Analysis............................................................4-11
      Operations by Industry
        Segment............................................................12-13
      Report of Ernst & Young LLP.............................................14
      Consolidated Financial
        Statements.........................................................15-28
      Corporate Directory.... .................................Inside Back Cover

     COMMON STOCK MARKET PRICES AND DIVIDENDS
       The Common Stock of the Company is listed on the New York Stock Exchange under the symbol DLW. The stock transfer agent for Delta Woodside Industries, Inc. is First Union National Bank of North Carolina, Shareholder Services Group, Two First Union Center, Charlotte, North Carolina 28288-1154.
       The following table presents a two-year history of the high and low stock sales prices for the Common Stock, as reported by the New York Stock Exchange composite tape, and cash dividends declared per share:

                                                                    1994                          1993
FISCAL QUARTERS:                                             High           Low            High           Low
First Quarter                                            $     11 7/8   $     10 1/4   $     18 3/8   $     12 3/4
Second Quarter                                                 11 3/8         10 3/8             16         11 1/2
Third Quarter                                                  12 1/2          9 3/4         16 3/4         12 1/2
Fourth Quarter                                                 12 1/4         10 7/8         14 7/8         11 1/8

                                                                           Cash
                                                                  Dividends Declared
                                                               1994                     1993
First Quarter                                                  $.10                    $  .10
Second Quarter                                                  .10                       .10
Third Quarter                                                   .10                       .10
Fourth Quarter                                                  .10                       .10

       Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30.
       As of September 8, 1994 there were approximately 2,283 holders of record of the Company's Common Stock.
       Dividend payments depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. The most restrictive of the Company's loan covenants in the new loan facility described in Note D requires a certain minimum tangible net worth. Under this loan covenant at July 2, 1994, retained earnings of approximately $7.6 million are available for dividends during fiscal 1995.

SELECTED FINANCIAL DATA
In Thousands, Except Ratios, Percentages, Number of Shareholders and Per Share Data

OPERATIONS (3)                                1994(1)   1993(2)     1992      1991      1990      1989      1988      1987
  Net Sales                                   $613,776  $686,239  $5705,037 $590,019  $500,894  $569,052  $488,568  $417,461
  Cost of Goods Sold                           514,840   564,352   563,827   480,396   427,788   470,265   409,231   343,623
  Gross Profit                                  98,936   121,887   141,210   109,623    73,106    98,787    79,337    73,838
  Operating Profit (Loss) Excluding Litigation,
   Restructuring and Plant Closing Charges      21,582   55,863    80,628    61,374    37,591    69,245    54,349    49,102
  Litigation Charge                             27,096
  Restructuring and Plant Closing Charges        9,199                                   2,265
  Operating Profit (Loss)                      (14,713)   55,863    80,628    61,374    35,326    69,245    54,349    49,102
  Corporate Expense                              3,300     3,278     3,802     2,140     2,249     3,009     2,002     1,167
  Earnings (Loss) Before Interest and Taxes    (18,013)   52,585    76,826    59,234    33,077    66,513    54,209    46,993
  Interest Expense                               8,639     7,775    11,479    22,115    25,768    20,929    12,685    12,939
  Income (Loss) Before Income Taxes            (25,930)   45,172    65,801    37,543     8,029    45,940    41,705    34,238
  Income Tax Expense (Benefit)                  (8,633)   16,968    25,786    13,600     2,020    15,643    13,850    12,667
  Income (Loss) Before Cumulative Effect of
    Accounting Change                          (17,297)   28,204    40,015    23,943     6,009    30,297    27,855    21,571
  Cumulative Effect of Accounting Change --
    Income Taxes (2)                                        (875)
  Net Income (Loss)                            (17,297)   27,329    40,015    23,943     6,009    30,297    27,855    21,571
FINANCIAL DATA (3)
  Cash Flow (Net Income (Loss) plus
    depreciation and amortization) (10)          9,596    46,148    54,843    39,041    19,263    40,025    32,421    24,908
  Capital Expenditures/Capital Leases           29,856    49,575    42,916    15,793    19,250    46,048    32,141     7,924
  Depreciation and Amortization (10)            26,893    18,819    14,828    15,098    13,254     9,728     4,566     3,337
  Working Capital                              241,950   262,111   266,356   105,498    71,967    78,726    60,811    63,602
  Long-Term Debt and Capital Leases            161,948   130,464   110,414    71,189    85,704    88,791    35,254    38,832
  Funded Debt (4)(7)                           162,812   132,200   112,133   188,352   227,097   223,397   118,528   115,732
  Shareholders' Equity (5)                     284,877   336,249   318,781   172,647   127,575   127,169    86,462    59,015
  Capital Employed (6)                         447,689   468,449   430,914   360,999   354,672   350,566   204,990   174,747
  Total Assets (7)                             567,003   573,946   524,756   434,424   414,497   331,066   177,300   149,116
FINANCIAL RATIOS (3)
     Net Sales divided by Inventory                3.0       3.5       4.0       4.3       3.5       4.4       6.3       5.8
     Net Sales divided by Accounts Receivable      5.2       4.9       4.3       4.2       4.5       4.6       4.9       4.5
     Net Sales divided by Capital Employed         1.4       1.5       1.6       1.6       1.4       1.6       2.4       2.4
  Operating Income (Loss) as % of Capital
    Employed                                      (3.9)     11.3      17.9      16.5       9.5      19.1      26.5      27.0
  Current Ratio                                    3.5       4.1       4.4       1.6       1.4       1.7       2.2       2.2
  Interest Coverage                               (2.1)      6.8       6.7       2.7       1.3       3.2       4.3       3.6
  Gross Profit as % of Sales                      16.1      17.8      20.0      18.6      14.6      17.4      16.2      17.7
  Pre-Tax Income (Loss) as % of Sales             (4.2)      6.6       9.3       6.4       1.6       8.1       8.5       8.2
  Net Income (Loss) as % of Sales                 (2.8)      4.0       5.7       4.1       1.2       5.3       5.7       5.2
  Net Income (Loss) as % of Beginning Equity      (5.1)      8.6      23.2      18.8       4.7        35        47       245
COMMON STOCK DATA (PER SHARE) (3)(8)
  Net Income (Loss)                               (.70)     1.03      1.62      1.27       .32      1.65      1.60      1.36
  Dividends                                        .40       .40       .35       .30       .30       .20       .05        --
  Book Value                                     11.75     12.72     12.07      8.17      6.76      6.82      4.97      3.41
  Price Range (9)  -- High                       121/2     183/8     251/4     141/8     177/8     161/2     141/4     161/2
                -- Low                            93/4     111/8     131/2      35/8      61/2      83/4      51/4      97/8
  Weighted Average Shares Outstanding           24,550    26,421    24,670    18,879    18,733    18,338    17,385    15,840
  Approximate Number of Shareholders             2,221     2,340     2,255     2,062     2,575     1,475     1,250     1,300
012
OPERATIONS (3)                                   1986     1985
  Net Sales                                    $141,810  $94,428
  Cost of Goods Sold                            118,909   80,534
  Gross Profit                                   22,901   13,894
  Operating Profit (Loss) Excluding Litigation,
   Restructuring and Plant Closing Charges
  Litigation Charge
  Restructuring and Plant Closing Charges
  Operating Profit (Loss)                        15,027    9,889
  Corporate Expense                                 138      117
  Earnings (Loss) Before Interest and Taxes      14,889    9,772
  Interest Expense                                5,197    5,240
  Income (Loss) Before Income Taxes               9,983    4,594
  Income Tax Expense (Benefit)                    4,724    2,219
  Income (Loss) Before Cumulative Effect of
    Accounting Change                             5,259    2,375
  Cumulative Effect of Accounting Change --
    Income Taxes (2)
  Net Income (Loss)                               5,259    2,375
FINANCIAL DATA (3)
  Cash Flow (Net Income (Loss) plus
    depreciation and amortization) (10)           7,494    4,479
  Capital Expenditures/Capital Leases             2,478    1,789
  Depreciation and Amortization (10)              2,235    2,104
  Working Capital                                 8,808    4,205
  Long-Term Debt and Capital Leases              21,530   19,086
  Funded Debt (4)(7)                             48,263   40,007
  Shareholders' Equity (5)                        8,803    3,544
  Capital Employed (6)                           57,066   43,551
  Total Assets (7)                               56,736   43,537
FINANCIAL RATIOS (3)
  Net Sales divided by Inventory                    8.2      6.6
  Net Sales divided by Accounts Receivable          4.6      4.9
  Net Sales divided by Capital Employed             2.5      2.2
  Operating Income (Loss) as % of Capital
    Employed                                       26.6     22.6
  Current Ratio                                     1.4      1.2
  Interest Coverage                                 2.9      1.9
  Gross Profit as % of Sales                       16.1     14.7
  Pre-Tax Income (Loss) as % of Sales               7.0      4.9
  Net Income (Loss) as % of Sales                   3.7      2.5
  Net Income (Loss) as % of Beginning Equity        148      203
COMMON STOCK DATA (PER SHARE) (3)(8)
  Net Income (Loss)                                 .35      .16
  Dividends                                          --       --
  Book Value                                        .59      .24
  Price Range (9)  -- High                           --       --
                -- Low                               --       --
  Weighted Average Common Shares Outstanding     15,000   15,000
  Approximate Number of Shareholders                N/A      N/A

012
 (1) During fiscal 1994, the Company recorded litigation and restructuring charges of $27,096,000 and $9,199,000, respectively.
 (2) During fiscal 1993, the Company changed its method of accounting for income taxes. See Note F.
 (3) Financial data reflect the following major business additions from their respective dates of acquisition: (i) a portion of the knit apparel operation acquired on March 30, 1985; (ii) a portion of the knit apparel operation acquired on September 30, 1985; (iii) the major portion of the woven fabrics operation and the major portion of the knitted fabrics operation acquired at the beginning of fiscal 1987; (iv) a portion of the knitted fabrics operation acquired on December 27, 1986; (v) a portion of the knit apparel operation and a portion of the woven apparel operation acquired on September 7, 1988; (vi) a portion of the woven apparel operation (including the "Duck Head" label) acquired on February 1, 1989; and (vii) Nautilus International and a portion of the affiliated license products company acquired January 20, 1993.
 (4) Funded Debt includes long-and short-term debt, capital leases and offset factor borrowings. See Note 6.
 (5) Shareholders' Equity at June 27, 1992 and June 29, 1991 includes approximately $113 million and $25.5 million of net proceeds from sales of Common Stock in October 1991 and June 1991, respectively.
 (6) Capital Employed includes shareholders' equity and funded debt.
 (7) Prior to fiscal 1990 the Company offset certain assigned receivables and borrowings relating to its former factor agreements. Had these items not been offset, the Company's accounts receivable and notes payable at the end of the 1989, 1988, 1987 and 1986 fiscal years would have each been increased by approximately $79.4 million, $73.6 million, $64.7 million and $16.2 million, respectively.
 (8) Per share data and weighted average common shares outstanding for fiscal 1987, 1986 and 1985 give retroactive effect to the issuance of 15,000,000 shares of Common Stock relating to the reorganization of companies under common control effective November 25, 1986. The number of shares outstanding at July 2, 1994, July 3, 1993, and June 27, 1992 for financial reporting purposes was 24,245,733, 26,436,886, and 26,400,371, respectively.
 (9) The Company's Common Stock began trading publicly in February 1987.
(10) Depreciation and amortization include certain writedowns of property and equipment.
                                                                               1

TO OUR FELLOW SHAREHOLDERS
(Photo of E. Erwin Maddrey, II)
E. ERWIN MADDREY, II
To Our Fellow Shareholders:
  Fiscal 1994 began with most of our markets suffering from weak retail demand which began to steadily improve as the year progressed. The weakness started during our 1993 fiscal year and continued into 1994. It was only towards the end of our fiscal year that we began to feel improved demand. As a result of the lower demand through the major part of fiscal 1994, our sales dropped 11% to $614 million from the prior year level. This weakness in demand was caused by the continuing uncertainty of consumer confidence that has kept apparel retailers' buying habits very cautious.
  During the year, in light of the soft economic conditions, we made an in-depth analysis of all of our businesses and determined that we should sell our office products division. We also decided that some restructuring was necessary in our apparel businesses. During fiscal 1994 we took a restructuring charge of $9.2 million.
  Also, in the second quarter, we received the unexpected news that an Alabama jury had awarded a former sales representative of the Company and two of his assistants $29 million in a suit over commissions. This award was later reduced to $23 million by the trial judge. We believe that this award is unjustifiable and have appealed it to the Alabama Supreme Court. We recorded a litigation reserve for the entire amount in the second quarter of fiscal 1994.
  Because of the poor demand in the first part of the year, the restructuring charge, and the litigation reserve, we reported a loss of $17 million for the year.
  Our businesses are better and we are looking forward to our 1995 fiscal year. Our textile fabrics operation has two parts -- a woven division and a knit division. The woven division, which produces bottom weight fabrics for the casual pants and dress pants markets as well as a variety of other finished and unfinished fabrics, had mixed results during the year. Demand on the casual side was very strong and those plants have run full. However, the demand for casual products has decreased the demand for dress pants, and that part of the business, as well as our unfinished fabrics facilities, have run curtailed operating schedules. We have embarked on a major expansion and modernization program in this division which will result in increased capacity for casual fabrics and lower costs for all of the fabrics made by this division. We expect increased production early in fiscal 1996 which will allow our woven fabrics division to further improve its important position in the domestic casual pants market.
  We have completed the modernization of our knit fabrics division. Over the last few years, we have reduced this division's manufacturing facilities from eight to five. Today, the five plants are producing more pounds than the eight did. The extensive machinery changes that we went through to reach this point were very disruptive and expensive and caused this division to be unprofitable in 1994. Now, with these changes behind us and lower cost manufacturing capacity in place, we expect this division to become a significant profit contributor.
  Our knit apparel division suffered from poor demand in the T-shirt and sweatshirt markets during the first half of the year. In the last half, demand returned to more normal levels and our operations improved as running schedules increased.
2

  Since the purchase of Duck Head in 1989 we have been trying to catch up with demand for the product. Because some of our systems were not able to handle the increased volume, we began experiencing delivery problems in fiscal 1992 and did a poor job servicing our customers. We lost some customers because of this, and we have shrunk this business back to a more manageable level. As we become confident in our systems, we will begin to grow again. A major element is a new distribution center to replace several smaller distribution centers. This will be built during calendar 1995.
  We have been pleased with the growth of Nautilus' core commercial business. We are beginning to test market a consumer line. Hopefully, this will allow us to begin participating in the much larger consumer market.
  During 1994, we spent $30 million on capital expenditures. In 1995, we plan to spend $45 million on new capital programs. The major items will be the acceleration of the Delta Mills expansion and modernization program and the Duck Head distribution center.
  In June, we completed the sale of our office products division, Harper Brothers, to Denver based Corporate Express, Inc. Our analysis of our business led us to conclude that Harper Brothers would be better owned by someone in the office products business.
  Fiscal 1994 was a tough year and, frankly, one that we are glad to have behind us. We are pleased with the condition of our businesses today and are looking forward to the better results that better markets bring.
                                                  (Photo of Bettis C. Rainsford)
                                                  BETTIS C. RAINSFORD
(Signature of E. Erwin Maddrey, II)
E. Erwin Maddrey, II
President and
Chief Executive Officer

(Signature of Bettis C. Rainsford)
Bettis C. Rainsford
Executive Vice President, Treasurer
and Chief Financial Officer
                                                                               3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
RESULTS OF OPERATIONS
CONSOLIDATED COMPANY RESULTS
FISCAL 1994 VERSUS FISCAL 1993
  Consolidated net sales for the fiscal year ended July 2, 1994 (52 weeks) were $613,776,000, a decrease of $72,463,000 from the prior year's $686,239,000 (53 weeks). Net sales in fiscal 1994 decreased in both the textile and apparel segments as compared with net sales in fiscal 1993.
  Consolidated gross profit margin for fiscal 1994 decreased to 16% compared to 18% in fiscal 1993. Gross margins in fiscal 1994 were impacted by disruption costs associated with the consolidation of the Company's knit finishing plants, by low prices on the sale of closeout apparel merchandise, and by cotton costs rising more rapidly than prices in the January-June 1994 period.

(Net Sales bar chart appears here--see appendix)

  Consolidated selling, general, and administrative expense for fiscal 1994 was $82.2 million, or 13% of sales, compared to $73.4 million, or 11% of sales, incurred in fiscal 1993.
  In fiscal 1994, the Company charged income for $27.1 million to establish a reserve for a judgment entered by an Alabama court in connection with a jury award made on November 24, 1993 in favor of a former independent sales representative of a subsidiary of the Company and two of his assistants (the "Alabama litigation"), interest costs on that judgment, and related legal expenses in connection with the appeals process. The appeal is now before the Alabama Supreme Court. The Company believes that this charge to fiscal 1994 income fully reserves future costs associated with this action.
  In view of weak market conditions and the Company's poor performance in the July to December 1993 period, the Company made certain restructuring decisions at the end of its second fiscal quarter.
  One of these decisions was to dispose of its Harper Brothers office products distribution division by sale or liquidation. The Company hoped that it would be able to find a qualified buyer who was experienced in the office supply business so that the employees in that division would not be displaced. The Company was successful in finding such a buyer, a subsidiary of Corporate Express, Inc., and the sale of Harper Brothers was completed as of June 4, 1994. The restructuring charge, as adjusted, for this decision was $3.2 million.
  The Company had been working on plans to convert its former spinning plant building in Edgefield, South Carolina into an outlet mall. Plans were drawn, cleanup work had been started, but after several months of research were completed, in December 1993 the decision was made to abandon this plan and write off the assets involved. The restructuring charge for this decision was $1.3 million.
  The Company's branded apparel business incurred operating losses in the July to December 1993 period for the first time since it was acquired in February 1989. The Company decided to close its girls and juniors branded apparel line, including liquidating this line's inventory, and focus on its core young mens business. The restructuring charge for this decision was $1.3 million. At the same time, the decision was made to consolidate the branded apparel distribution operations from several geographically scattered warehouses into a central distribution and office complex to be constructed in calendar 1995. The restructuring charge for this decision was $1.1 million.
  The remainder of the restructuring charges to pre-tax income incurred in the second quarter of fiscal 1994 involved several smaller projects, principally those relating to the consolidation of the physical facilities of the knit textile division.
  These restructuring decisions included write-downs of $1.6 million of goodwill and $2.1 of property plant and equipment. At July 2, 1994, $2.4 million remain in accrued liabilities related
4
primarily to leases on vacant facilities and other future costs of the restructuring plan.
  Net interest expense totalled $7.9 million during fiscal 1994 as compared to $7.4 million incurred in fiscal 1993. The Company's outstanding debt at July 2, 1994 was $162.8 million compared with $132.2 million at July 3, 1993. During the first six months of fiscal 1994, the Company repurchased 2.3 million shares of its Common Stock for approximately $25.3 million.
  Net losses for the year ended July 2, 1994 were $17.3 million compared with net income of $27.3 million for the prior fiscal year. If the charges taken in fiscal 1994 for the Alabama litigation and restructuring were excluded, a fiscal 1994 net income of approximately $5.7 million would have resulted.
  Total Company inventories increased to $203.8 million at July 2, 1994 compared to $198.3 million at the end of fiscal 1993, an increase of 3%.
  Consolidated order backlogs totalled $151.5 million at July 2, 1994, a decrease of $10.6 million, or 7%, from total backlogs at July 3, 1993. Order backlogs for woven textiles and branded apparel were lower, and backlogs for knitted textiles and apparel were higher, at the end of fiscal 1994 as compared to fiscal 1993. The Company believes that order backlogs are generally indicative of future sales.
  Order intake and billings of the Company's unfinished woven fabrics (griege goods) softened considerably during the second half of fiscal 1994, and they remain very soft. Sales of finished all-cotton woven fabrics remain strong, but sales of synthetic fiber woven fabrics are weak due to low levels of women's wear activity at retail. As noted above, both the knitted textile and knitted apparel operations are working off higher order backlogs than a year ago, although recent signs indicate that the T-shirt pipeline is refilling.
The Company's results are highly dependent on retail activity in its product categories. So far in calendar 1994, growth in sales of durable goods has outpaced sales growth for soft goods. The Company is unable to predict when consumers will move more of their purchases into the soft goods sector.
FISCAL 1993 VERSUS FISCAL 1992
  Consolidated net sales for the fiscal year ended July 3, 1993 (53 weeks) were $686,239,000, a decrease of $18,798,000 from the prior year's (52 weeks) record high of $705,037,000. Net sales in fiscal 1993 decreased in the Company's textile segment and increased in the apparel segment as compared with net sales in fiscal 1992. Net sales in fiscal 1993 in the Company's other businesses increased due to the acquisition of Nautilus International, Inc. in January 1993. Nautilus' sales of $7.8 million for five months beginning February 1993 are included in the Company's consolidated results for fiscal 1993.

(Net Income (Loss) bar chart appears here--see appendix)

  Consolidated gross profit margin for fiscal 1993 decreased to 18% compared to 20% achieved in the prior fiscal year. Gross margins in fiscal 1993 were adversely impacted by lower prices for knit textiles and apparel, lower prices for unfinished woven fabrics, and higher unit sales of apparel at closeout prices.
  Consolidated selling, general, and administrative expense for fiscal 1993 was $73.4 million, or 11% of sales, compared to $64.2 million, or 9% of sales, incurred in fiscal 1992. These expenses were flat in the textile segment but were higher in the Company's apparel segment in fiscal 1993 as compared to the prior fiscal year. In addition, about one half of the increased selling, general, and administrative expense increase over fiscal 1992 was attributable to the inclusion of Nautilus in the Company's consolidated results for the year ended July 3, 1993.
  Interest expense decreased by $3.7 million from the prior year to the current year. The Company's borrowing costs decreased along with the general decline in interest rates. The Company's outstanding debt at July 3, 1993 was $132.2 million compared with $112.1 million at the beginning of fiscal 1993. During fiscal 1993, about $20.5 million of the Company's revolving line of credit was used in connection with the acquisition of 100% of the stock of Nautilus International, Inc. and 70% of the stock of Apparel Marketing Corporation.
  During fiscal 1993 the Company adopted FASB Statement 109, "Accounting for Income Taxes." The cumulative effect on prior years of adopting
                                                                               5
the Statement resulted in a charge of $875,000, or $.04 per share.
  Net income for fiscal year 1993 was $27.3 million compared to $40.0 million earned in fiscal year 1992, a decrease of 32%. Net income for the year ended July 3, 1993 includes approximately $1.5 million arising from a gain related to the fire at one of the Company's Nautilus plants at Independence, Virginia on March 13, 1993.
  Total Company inventories increased to $198.3 million at July 3, 1993 from $177.6 million at June 27, 1992, an increase of 12%. Inventory levels in all the Company's segments increased in fiscal 1993, due principally to weakness in the woven greige goods markets and to lower than anticipated apparel sales in the first six months of calendar 1993. Nautilus' inventories at the end of fiscal 1993 were $2.9 million.
DIVISION RESULTS
TEXTILE SEGMENT
FISCAL 1994 VERSUS FISCAL 1993
  The Company's textile segment consists of finished woven and knitted textile fabrics sold principally to manufacturers of apparel products. The Company also sells greige goods to fabric converters for various end uses, including pocketing, linings, and lightweight apparel.

(Net Income as a % of Sales bar chart appears here--see appendix)

  Net sales in this segment decreased from $444.9 million in the fiscal year ended July 3, 1993 to $391.4 million in the fiscal year ended July 2, 1994. Net sales of knitted textiles were down 14% from fiscal 1993, due to the lower number of units sold, to lower unit sales prices, and to disruptions in the Company's knit fabric finishing operations resulting from the combining of two finishing plants into one during the year. Average prices in all knit fabric categories during the first three quarters of fiscal 1994 decreased from levels of the prior year, but began to return toward prior year levels during the last fiscal quarter of 1994. Sales of woven textiles were 11% lower in fiscal 1994 than in fiscal 1993. Higher sales of all cotton finished fabric (1% increase) were more than offset by a sharp decline in sales of synthetic fiber finished fabrics (19% decrease) and greige goods (24% decrease).
  Gross profit margins in the textile segment declined from 13% in fiscal 1993 to 12% in fiscal 1994. While gross profit margins in woven textiles were equal in fiscal 1994 to those of the prior year, margins in knitted textiles were 4.4 percentage points lower. The drop in knitted textile margins was due to the lower unit selling prices noted above, and to high unfavorable manufacturing variances associated with the disruption caused by the finishing plants' consolidation.
  Selling, general and administrative costs in the textile segment were slightly higher in fiscal 1994 than in fiscal 1993 in dollars. As a percent of net sales, these costs were 6.1% in fiscal 1994 as compared to 5.2% in fiscal 1993.

(Shareholders' Equity bar chart appears here--see appendix)

  Operating profits in the textile segment decreased $15.1 million, or 43%, from fiscal 1993 to fiscal 1994. The lower volume and lower gross margins discussed above were the principal contributors to this decrease.
  During fiscal 1994, the textile segment contributed 64% of the Company's consolidated net sales and 46% of the Company's consolidated gross profit.
  Textile segment inventories increased by $8.2 million from the end of fiscal 1993 to the end of fiscal 1994. The major part of this increase was in woven greige goods inventory.
6

  The textile segment's capital expenditures totalled approximately $18.3 million for the fiscal year ended July 2, 1994. The major portion of this amount was for the knitted textile plant consolidation project and knitted fabric finishing equipment. Also included were initial expenditures for the woven textile long-term modernization project.
  The Company expects that its knit textile facilities and its woven all-cotton facilities will run at or near full capacity during fiscal 1995. However, woven synthetic and greige goods facilities are not expected to run full schedules for at least the first half of fiscal 1995.
  Cotton prices increased sharply in the second half of fiscal 1994. Although some textile fabric prices have increased, the Company has not yet passed its total cotton cost increases to its customers. Profits of the textile segment are sensitive to the amount of its manufacturing capacity utilized, to the cost and availability of raw materials, and to the mix of goods produced.
FISCAL 1993 VERSUS 1992
  Net sales in the textile segment decreased from $472.8 million in the fiscal year ended June 27, 1992 to $444.9 million in the fiscal year ended July 3, 1993. Net sales of knitted textiles were down 12% to $119.9 million and net sales of woven fabrics decreased 4% to $325.1 million from fiscal 1992 to fiscal 1993.
  Sales of knitted textiles were affected adversely by prices which were 13% lower, on average, in fiscal 1993 than in fiscal 1992. Unit sales of knitted fabrics increased by 3%. Sales of woven camouflage and other military-type fabrics sold primarily to the U.S. Defense Department contractors decreased to $23.6 million in fiscal 1993 from $63.6 million in fiscal 1992, but the sales shortfall in this area was more than offset by increases in sales of finished woven fabrics to manufacturers of men's and women's apparel. Sales of unfinished woven textiles were very weak for the first six months of fiscal 1993, resulting in a year to year decline of 24% in the greige goods area. On balance, sales increases of woven finished textiles were more than offset by decreased sales of greige goods.
  Gross profit margins in the textile segment declined from 16% in fiscal 1992 to 13% in fiscal 1993. The principal cause of this decline was the lower prices for knitted fabrics referred to above. In addition, profit margins for unfinished woven fabrics were significantly lower in fiscal 1993 than in the prior fiscal year. Another factor contributing to the gross profit margin decline was related to the rapid growth during the fiscal year in demand for the Company's woven and dyed all cotton sportswear fabrics. Some of the Company's woven fabrics spinning and weaving plants found it difficult to meet quality expectations for all cotton dyed fabrics. As a result, off quality losses were higher in fiscal 1993 than in fiscal 1992. The Company began long term capital projects to address this issue.
  Selling, general and administrative costs in the textile segment were about the same in fiscal 1993 as in the prior fiscal year. However, as a percent of net sales, these costs were 5.2% for the year ended July 3, 1993 as compared to 4.9% in the year ended June 27, 1992.
  Operating profits in the textile segment decreased $18.3 million, or 35%, in fiscal 1993 compared to the prior year. The lower prices for knitted fabrics and lower demand for woven greige goods were the principal causes of the decline in operating profits.
  During fiscal 1993, the textile segment contributed 65% of the Company's consolidated net sales and 47% of the Company's consolidated gross profit.
  Inventories in the textile segment increased by less than $1 million from the end of fiscal 1992 to the end of fiscal 1993. Inventories of knit textiles and finished woven textiles decreased. Inventories of woven greige goods increased.

(Earnings (Loss) Per Share bar chart appears here--see appendix)

  Capital expenditures in the textile segment were about $34.4 million during the fiscal year ended July 3, 1993. The major part of these expenditures was in the knitted textile area, including the completion of the Rainsford yarn plant in Edgefield, SC. During the year, the Company closed its two older knit yarn plants in North Carolina. All of the Company's internally produced yarn for knitting now comes from its two modern yarn plants in Spartanburg and Edgefield, SC.
                                                                               7

APPAREL SEGMENT
FISCAL 1994 VERSUS FISCAL 1993
  The Company's apparel segment consists of woven and knit branded apparel and knit apparel sold to screen printers and private label accounts. Net sales in this segment decreased by $31.1 million to $178.7 million from fiscal 1993 to fiscal 1994. Sales of branded apparel decreased significantly and sales of non-branded knit apparel increased slightly. Sales of branded apparel in fiscal 1994 decreased 26% to $95 million as compared to sales in fiscal 1993, with both unit sales and average unit price being lower in the same comparative period. Sales of non-branded knit apparel increased 3% to $84 million as compared to sales in fiscal 1993, with unit sales being higher and average unit price being slightly lower in the same comparative period.
  Although consumer demand for its "Duck Head" branded apparel remains good, the Company believes that the delivery problems encountered by its retailer customers during the rapid growth of the brand in the preceding two fiscal years were the principal cause of lower sales in the latest fiscal year. The Company has developed and will install what it believes are better planning and distribution systems to materially improve its orders shipped to orders received ratio. In addition, the Company has decided to build a new, central distribution and office center for the "Duck Head" products. A site has been selected, and construction will begin in fiscal 1995 and is expected to be completed in early fiscal 1996. The number of Duck Head retail outlet stores increased from 33 at the beginning of fiscal 1994 to 36 at present.
  Gross profit margins decreased from 26% in fiscal 1993 to 20% in fiscal 1994. A gross margin increase in knit apparel was more than offset by decreased gross margins in branded apparel and outlet store operations. A significant amount of branded apparel inventories which were carried into fiscal 1994 were sold at closeout prices and additional reserves were established during fiscal 1994 for future closeout inventory sales.
  The apparel segment represented 29% of the Company's fiscal 1994 consolidated net sales and 36% of the Company's fiscal 1994 gross profit.
  The apparel segment's selling, general, and administrative expenses in fiscal 1994 were $37.1 million as compared to $35.1 million in fiscal 1993. These expenses were 21% of net sales in fiscal 1994 as compared to 17% for fiscal 1993. Knit apparel selling expenses increased significantly due to efforts to merchandise and sell a new line of "Nautilus" knit apparel, and the greater number of outlet stores required additional expenses.
  Other income and expense in the apparel segment included $30.0 million of charges taken to establish reserves for the Alabama case and certain restructuring items.
  Fiscal 1994 operating losses for the apparel segment totalled $31.3 million, including the $30.0 million of other expenses noted above, as compared to operating profits of $18.9 million in fiscal 1993.
  Inventories in the apparel segment at July 2, 1994 totalled $110.3 million, compared to $110.0 million at July 3, 1993. Branded apparel inventories fell slightly and non-branded knit apparel inventories rose slightly during fiscal 1994.
  Capital expenditures in the apparel segment were $3.8 million during fiscal 1994. These repre-
sented improvements in the knitting, fabric finishing, and sewing facilities in this segment.
   The apparel segment's operating results are highly dependent on orders from retailers, and from screen printers who supply finished product to retailers. Generally, when retail sales of apparel are strong, the Company's apparel segment benefits. The Company cannot be certain when (or if) retail sales of its product categories will return to growth levels similar to those of the Spring of 1992.
   This segment's operating results are also dependent upon the utilization of its owned manufacturing facilities. The Company believes that the internal capacity utilization by its apparel segment will be satisfactory in fiscal 1995.
   A law suit with allegations similar to those in the Alabama case refered to above is pending in the United States District Court for the Western District of Kentucky brought by an individual who previously served as an independent sales representative for the Duck Head division. The amount of damages claimed in this suit has not yet been determined.
FISCAL 1993 VERSUS FISCAL 1992
  Net sales in the apparel segment increased slightly to $209.8 million for the year ended July 3, 1993 from $206.8 million in the prior fiscal year. Net sales of woven apparel fell 3% from the fiscal 1992 level while net sales of knit apparel increased by 9%. Gross sales of "Duck Head" labeled products were approximately the same in fiscal 1993 as in fiscal 1992. Knit apparel sales were higher in fiscal 1993 than in fiscal 1992 in both the screen printing and private label areas.
  Apparel sales for fiscal 1993 were impacted adversely by generally sluggish retail apparel sales from January to June 1993. The Duck Head retail outlet operation opened 11 new stores during fiscal 1993, bringing the total at fiscal year end
8
to 33 stores with total sales more than twice those in fiscal 1992.
  Gross profit margins in the apparel segment decreased to 26% in fiscal 1993 from 28% in fiscal 1992. Excess inventories of knitted T-shirts throughout the industry depressed prices for these products. Lower than anticipated "in season" sales led to higher levels of closeout sales than in the prior fiscal year. "In season" sales of branded apparel were depressed both by the poor spring weather, which led to very low levels of reorders for spring season merchandise, and by generally sluggish retail apparel sales throughout the country.
  Selling, general and administrative expenses increased to $35.1 million in fiscal 1993 from $29.6 million in fiscal 1992. These costs were 17% of net sales in fiscal 1993 as compared to 14% in fiscal 1992. Higher advertising costs for the "Duck Head" brand and costs associated with operating the additional retail outlet stores were the major factors that caused these increased costs.
  The combination of lower gross profit margins and higher selling, general and administrative costs as described above led to a 30% decrease in operating earnings from the apparel segment in fiscal 1993 as compared to fiscal 1992.
  The apparel segment represented 31% of the Company's fiscal 1993 consolidated net sales and 44% of the Company's fiscal 1993 gross profit.
  Inventories in the apparel segment were $110.0 million at July 3, 1993 as compared to $90.9 million at June 27, 1992. The major increase occurred in finished goods inventories of branded apparel, caused by products that had been acquired in anticipation of higher sales than actually occurred.
  Capital expenditures in the apparel segment were $10.9 million during fiscal 1993. Capital expenditures included improvements in the Maiden, North Carolina knitting and finishing plant as well as improvements in the segment's sewing plants in the United States and Costa Rica.

(Funded Debt to Equity Ratio bar chart appears here--see appendix)

LIQUIDITY AND SOURCES OF CAPITAL
  During fiscal 1994, the Company financed its operations, capital expenditures, dividends, and acquisitions primarily through cash generated from operations and borrowings under its bank credit facility.
  The Company generated cash flows from its operations of $32.8 million, $62.7 million, and $9.6 million for the 1994, 1993, and 1992 fiscal years, respectively. During these periods, cash generated from operations, and from sales of the Company's Common Stock, has been used primarily to reduce debt, finance capital expenditures, including equipment purchases, pay dividends, acquire 100% of the stock of Nautilus International, Inc., and of Armonia Textil S.A. (Costa Rica) and its related assets, and 70% of the stock of Apparel Marketing Corporation, and repurchase approximately 2.3 million shares of the Company's Common Stock.
  During fiscal 1994, cash used by investing activities included $30.5 million for purchases of property, plant, and equipment. Fiscal 1994 cash used in financing activities of $4.5 million resulted primarily from net increases in bank debt of $32.3 million offset by $9.8 million paid in dividends and $25.3 million used to repurchase the Company's Common Stock. The repurchase of shares resulted in a lower weighted average shares outstanding for fiscal 1994 as compared to fiscal 1993. The lower number of shares outstanding resulted in a proportional increase in the loss per share. In addition, borrowings to finance the repurchase resulted in additional interest expense.
  As of July 2, 1994, the Company had working capital of $242 million, as compared to $262 million at July 3, 1993. Net accounts receivable were $22.9 million lower, and inventories were $5.5 million higher at the end of fiscal 1994 as compared to balances at the end of fiscal 1993. In addition, current deferred tax assets were $11.3 million higher, influenced primarily by the Alabama litigation.
  On September 7, 1994, the Company obtained a $275 million long-term Revolving Loan Facility (the "Credit Facility"). The Credit Facility has a limit of $25 million for the purpose of issuing letters of credit, and a separate $29 million limit for the letter of credit issued in connection with the Alabama litigation (the "Alabama L/C"). Upon termination of the Alabama L/C, whether by a drawing or otherwise, this letter of credit facility will expire and the total Credit Facility will be reduced by the amount of the undrawn and expired portion of the Alabama L/C. The new Credit Facility will mature on September 30, 1997, with a provision for one year extensions and (if the extension is made) on each anniversary of the
                                                                               9
termination date thereafter, such extension to be available only if consented to by all of the lenders. The Company's initial interest rate is LIBOR plus .50% per annum, but the Credit Facility contains provisions that may increase or decrease the spread over LIBOR depending upon certain financial ratios achieved by the Company. The Credit Facility is an unsecured general obligation of the Company. The Company has used the proceeds of the Credit Facility to refinance the bank debt that existed under its previous credit facilities and to provide ongoing working capital financing needs.
  At July 2, 1994, borrowings under the Company's loan facilities totaled $160.4 million at a weighted average interest rate of 5.18% per annum as compared to 3.7% at July 3, 1993. Availability under the new Credit Facility is reduced by outstanding letters of credit, which at July 2, 1994 aggregated approximately $14.3 million. Certain conditions apply to the Company's ability to borrow under its Credit Facility, including continued compliance with financial covenants. See Note D of the accompanying financial statements for a description of loan covenants.
  The Company spent approximately $29.9 million in capital expenditures during fiscal 1994. Of this amount, approximately $18 million was spent in the textile segment with the major expenditures being for consolidation of knitted fabric manufacturing facilities and weaving machines for the woven fabrics business as the beginning of its major, long term modernization project. Approximately $4 million was spent in the apparel segment, and approximately $7 million was spent in the Company's fitness equipment business, largely to rebuild facilities that were destroyed by fire in March of 1993.
  During fiscal 1995, the Company plans to spend approximately $45 million for capital improvements and new equipment. The majority of this amount is expected to be spent in continuing the woven fabrics modernization program. The Company also expects to begin construction of a new, centralized distribution center for its branded apparel division in fiscal 1995. The Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors.
  The Company's Board of Directors authorized a plan to repurchase up to five million shares of the Company's outstanding Common Stock at prices and at times at the discretion of the Company's top management. During fiscal 1994, the Company repurchased and retired approximately 2.3 million shares at a total cost of approximately $25.3 million. These purchases were funded by use of the Company's revolving credit line. The Company currently has approximately 24.2 million shares outstanding.
  The Company believes that cash flow generated by its operations and funds available under its existing credit lines should be sufficient to service its bank debt, to satisfy its day-to-day working capital needs, to fund its planned capital expenditures and to continue the payment of dividends.
ENVIRONMENTAL MATTERS
  The Company's Nautilus business has been named as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to three sites in North Carolina, South Carolina, and Mississippi. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation (the "Selling Corporation") whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993.
  At the North Carolina site, the Company's information is that there are over 1,400 PRPs and the Selling Corporation is listed as a "de minimis" party. The Company's most recent information indicates that the Selling Corporation's share of the costs of the surface removal action (the removal of drums, equipment and materials) for this site will be immaterial. The Company does not currently have information respecting the soil and groundwater cleanup costs that may be incurred with respect to this site.
  At the South Carolina site, there are over 700 PRPs, and the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de minimis" party. The site's PRP group has completed a surface removal action, the Selling Corporation's part of which is immaterial. The PRP group is investigating soil and groundwater contamination at the site, but there is currently insufficient information available to estimate the cost of remediating that contamination.
  At the Mississippi site, the PRP Group is in the process of performing a surface removal action and is investigating soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked 11th out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, latest estimates of costs to clean up the site range up to $4 million. Trichloroethane, one of the substances delivered by the Selling Corporation to the site, has been found in the site's groundwater and at nearby residential drinking water wells.
  Although no assurance can be provided, the Company believes that it is shielded from liability
10
at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company.
  The Company, therefore, has denied any responsibility at the sites and has declined to participate as a member of the respective PRP groups. Accordingly, the Company has not provided for any reserves for costs or liabilities attributable to the Selling Corporation.
INCOME TAXES
  The effective income tax rates for the 1994, 1993 and 1992 fiscal years were 33.3%, 39.5%, and 39%, respectively. As of June 28, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting For Income Taxes" (see Note F of the accompanying consolidated financial statements). The cumulative effect of adopting Statement 109 as of June 28, 1992 was to decrease fiscal 1993 net income by approximately $875,000, which is reflected in the effective rate above for that year.
  The Company made income tax payments of approximately $2,350,000, $20,171,000 and $19,678,000 during the 1994, 1993 and 1992 fiscal years, respectively. In fiscal 1992, the Company utilized alternative minimum tax credits of $4.4 million generated in fiscal years 1989, 1990 and 1991 to reduce its fiscal 1992 tax liability. In addition, the Company utilized in fiscal 1992 $225,000 of business credit carryforwards which were acquired in the Stanwood acquisition.
  During fiscal 1993, the IRS concluded its audit of the Company's consolidated tax returns for fiscal years 1988 and 1989 with no material adjustments.
  Prior to its acquisition by the company, O'Bryan Brothers Inc. (which owned the "Duck Head" trademarks) had established for income tax purposes the basis of customer lists in the amount of $3.6 million. The IRS had audited this matter for years prior to inclusion in the consolidated federal income tax return of the Company and had originally disallowed the deduction of this basis. During fiscal 1994, the IRS and the Company agreed to settle this issue which resulted in approximately $149,000 of tax due. This tax settlement has been considered in the above effective tax rate for 1994.
  In fiscal 1994, the Company paid alternative minimum tax ("AMT") of approximately $2 million. To the extent that the Company pays AMT, it can later apply the AMT previously paid as a credit against future regular tax liabilities.
  At July 2, 1994, the Company had net operating loss ("NOL") carryforwards of $11.1 million for income tax purposes that expire in fiscal years 1995 through 2003. Approximately, $1.9 million of these carryforwards is attributable to a company acquired in 1986. This carryover will expire in fiscal years ending in 1995 and 1996.
  The remaining carryover of approximately $9.2 million was generated by a subsidiary of Stanwood Corporation, which was acquired by the Company during its 1989 fiscal year. The total net operating loss carryforward of the Stanwood group at the time of acquisition amounted to $10.9 million of which $1.7 million was utilized by the Company in its fiscal 1991 tax return. In addition to net operating loss carryforwards, at the time of acquisition, Stanwood Corporation had general business credit carryforwards which totalled $835,000 and expire June 1999 through June 2003. The business credit carryforward at the end of fiscal 1994 from this acquisition was approximately $610,000.
  Although the Tax Reform Act of 1986 placed annual limitations on utilizing NOLs and tax credits from companies which have changed ownership, this should not impact the Company's ability to ultimately utilize the carryovers. The maximum annual usage of the Stanwood NOL is limited by applicable provisions of the Internal Revenue Code to approximately $1 million per year. The Company expects to utilize the Stanwood NOL prior to the expiration dates of June 2002 and June 2003.
  The Company has recognized cumulative deferred tax assets of approximately $28 million, arising principally from litigation accruals, basis differences between the recorded value for financial reporting purposes and tax basis of fixed assets, net operating loss and general business credit carryforwards of acquired companies and book accruals which will be future tax deductions. Such deferred tax assets have been reduced by a valuation allowance of approximately $3.9 million. The valuation allowance will be adjusted from time to time as the tax benefits are realized. Although the Company's business is cyclical, its history of generating taxable income indicates it is likely that the Company will be able to realize its deferred tax assets.
  Although the Company believes that it has been, and will continue to be, entitled to utilize the NOLs, credit carryovers and basis differences described above, no assurance can be given that the IRS will not be able to successfully challenge any such items on the grounds that they were not validly incurred for Federal income tax purposes or that their use is restricted by various tax provisions.
                                                                              11

OPERATIONS BY INDUSTRY SEGMENT
  The Company operates principally in two segments: textiles and apparel. The textile segment's principal products are woven and knitted fabrics for apparel and home furnishings manufacturers. The apparel segment is the manufacturer of the "Duck Head" brand of casualwear, completed T-shirts, fleece goods and sportswear, and includes a retail apparel business. The apparel segment sells primarily to department stores and other apparel retailers. The Company also manufactures and sells Nautilus fitness equipment primarily to the institutional market.

                                                                                      July 2,         July 3,         June 27,
                                                                                        1994            1993            1992
Net Sales:
  Textiles
    Unaffiliated customers.......................................................   $391,401,000    $444,921,000    $472,766,000
    Intersegment.................................................................     15,660,000      12,331,000      12,433,000
                                                                                     407,061,000     457,252,000     485,199,000
  Apparel, including retail stores:
    Unaffiliated customers.......................................................    178,681,000     209,789,000     206,796,000
    Intersegment.................................................................                          1,000
                                                                                     178,681,000     209,790,000     206,796,000
  Fitness equipment, office products and other
    Unaffiliated customers.......................................................     43,694,000      31,529,000      25,475,000
    Intersegment.................................................................      1,474,000       1,269,000         976,000
                                                                                      45,168,000      32,798,000      26,451,000
  Intersegment Eliminations......................................................    (17,134,000)    (13,601,000)    (13,409,000)
      Total......................................................................   $613,776,000    $686,239,000    $705,037,000
Gross Profit:
  Textiles.......................................................................   $ 45,355,000    $ 57,075,000    $ 75,924,000
  Apparel, including retail stores...............................................     35,846,000      53,523,000      56,950,000
  Fitness equipment, office products and other...................................     17,735,000      11,289,000       8,336,000
      Total......................................................................   $ 98,936,000    $121,887,000    $141,210,000
Operating Profit (Loss):
  Textiles.......................................................................   $ 19,606,000    $ 34,655,000    $ 52,990,000
  Apparel, including retail stores...............................................    (31,327,000)     18,900,000      27,032,000
  Fitness equipment, office products and other...................................     (2,992,000)      2,308,000         606,000
      Total Operating Profit (Loss)..............................................    (14,713,000)     55,863,000      80,628,000
  Interest expense...............................................................     (8,639,000)     (7,775,000)    (11,479,000)
  Corporate expense..............................................................     (3,300,000)     (3,278,000)     (3,802,000)
  Interest Income................................................................        722,000         362,000         454,000
      Income (Loss) Before Income Taxes..........................................   $(25,930,000)   $ 45,172,000    $ 65,801,000
Identifiable Assets:
  Textiles.......................................................................   $314,378,000    $331,036,000    $320,164,000
  Apparel, including retail stores...............................................    195,370,000     203,166,000     193,736,000
  Fitness equipment, office products and other...................................     55,811,000      38,124,000       9,536,000
  Corporate......................................................................      1,444,000       1,620,000       1,320,000
      Total......................................................................   $567,003,000    $573,946,000    $524,756,000
Depreciation and amortization:
  Textiles.......................................................................   $ 16,552,000    $ 13,087,000    $ 10,414,000
  Apparel, including retail stores...............................................      6,210,000       4,649,000       3,844,000
  Fitness equipment, office products and other...................................      3,669,000         669,000         328,000
  Corporate......................................................................        462,000         414,000         242,000
      Total......................................................................   $ 26,893,000    $ 18,819,000    $ 14,828,000
Capital expenditures:
  Textiles.......................................................................   $ 18,334,000    $ 34,446,000    $ 37,753,000
  Apparel, including retail stores...............................................      3,844,000      10,941,000       4,745,000
  Fitness equipment, office products and other...................................      7,659,000       3,611,000         212,000
  Corporate......................................................................         19,000         577,000         206,000
      Total......................................................................   $ 29,856,000    $ 49,575,000    $ 42,916,000

  The textile segment sells to the apparel segment at a rate approximately 1% over cost. All other intersegment sales are at prices comparable to unaffiliated customers sales. Intersegment operating profit related to the intersegment sales is not significant. Operating profit is total revenue less operating expenses, excluding interest expense, corporate expense and interest income. Included in 1993 operating profit is a net gain on an involuntary conversion in the fitness equipment division. (See Note K).
  During fiscal 1994 the apparel segment recognized a charge of $27 million in connection with a law suit, and the textile, apparel and office products and other divisions recorded restructuring charges of $1,700,000, $2,900,000, and $4,600,000, respectively. Depreciation and amortization include certain writedowns of property and equipment
  Identifiable assets are those assets that are used in the operations of each segment. Amounts shown for corporate assets consist principally of corporate office equipment, deferred loan costs and certain life insurance policies. (See Note H). Capital expenditures include related accounts payable of $1,010,000, $1,694,000 and $6,610,000 for the 1994, 1993 and 1992 fiscal years, respectively.
                                                                              13

        REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
        BOARD OF DIRECTORS AND SHAREHOLDERS
        DELTA WOODSIDE INDUSTRIES, INC.
        We have audited the accompanying consolidated balance
        sheets of Delta Woodside Industries, Inc. as of July 2,
        1994 and July 3, 1993, and the related consolidated
        statements of operations, shareholders' equity and cash
        flows for each of the three years in the period ended July
        2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to
        express an opinion on these financial statements based on
        our audits.
        We conducted our audits in accordance with generally
        accepted auditing standards. Those standards require that
        we plan and perform the audit to obtain reasonable
        assurance about whether the financial statements are free
        of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes
        assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that
        our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delta Woodside Industries, Inc. at
        July 2, 1994 and July 3, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended, in conformity with generally
        accepted accounting principles.
                                         (Signature of Ernst & Young LLP)
        Greenville, South Carolina
        August 17, 1994, except for
          the third paragraph of Note D,
          as to which the date is
          September 7, 1994.
14

CONSOLIDATED BALANCE SHEETS
Delta Woodside Industries, Inc.

                                                                                      JULY 2, 1994     July 3, 1993
ASSETS
CURRENT ASSETS
  Cash and cash equivalents........................................................   $  2,077,000     $  3,730,000
  Accounts receivable:
     Factor -- Note C..............................................................     55,440,000       70,985,000
     Customers.....................................................................     64,921,000       74,491,000
                                                                                       120,361,000      145,476,000
     Less allowances for doubtful accounts and returns.............................      3,275,000        5,537,000
                                                                                       117,086,000      139,939,000
  Inventories -- Note A
     Finished goods................................................................    112,101,000      111,372,000
     Work in process...............................................................     69,402,000       63,027,000
     Raw materials and supplies....................................................     22,300,000       23,865,000
                                                                                       203,803,000      198,264,000
  Deferred income taxes............................................................     12,028,000          713,000
  Prepaid expenses and other current assets........................................      1,942,000        3,615,000
                                                               TOTAL CURRENT ASSETS    336,936,000      346,261,000
PROPERTY, PLANT AND EQUIPMENT, at cost --
  Notes D and J
     Land and land improvements....................................................      5,318,000        5,149,000
     Buildings.....................................................................     64,497,000       59,782,000
     Machinery and equipment.......................................................    191,267,000      171,900,000
     Furniture and fixtures........................................................      6,943,000        5,984,000
     Leasehold improvements........................................................      2,517,000        2,903,000
     Construction in progress......................................................      9,271,000        8,397,000
                                                                                       279,813,000      254,115,000
     Less accumulated depreciation.................................................     89,782,000       68,969,000
                                                                                       190,031,000      185,146,000
EXCESS OF COST OVER ASSIGNED VALUE OF NET ASSETS ACQUIRED, less accumulated
  amortization of $3,965,000 (1994) and $4,030,000 (1993)..........................     28,164,000       31,169,000
OTHER ASSETS.......................................................................     11,872,000       11,370,000
                                                                                      $567,003,000     $573,946,000

See notes to consolidated financial statements.
                                                                              15

                                                                                      JULY 2, 1994     July 3, 1993
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable...........................................................   $ 46,712,000     $ 62,374,000
  Accrued employee compensation....................................................      6,806,000        8,049,000
  Litigation accrual -- Note J.....................................................     25,594,000
  Accrued and sundry liabilities...................................................     15,010,000       11,991,000
  Current portion of long-term debt -- Note D......................................        864,000        1,736,000
                                                          TOTAL CURRENT LIABILITIES     94,986,000       84,150,000
LONG-TERM DEBT -- Note D...........................................................    161,948,000      130,464,000
DEFERRED INCOME TAXES -- Note F....................................................     18,808,000       17,595,000
OTHER LIABILITIES AND DEFERRED CREDITS -- Note H...................................      6,384,000        5,488,000
SHAREHOLDERS' EQUITY -- Notes D, E and H
  Common Stock -- par value $.01 a share -- authorized 50,000,000 shares, issued
     and outstanding 24,246,000 shares (1994) and 26,437,000 shares (1993).........        242,000          264,000
  Additional paid-in capital.......................................................    162,114,000      186,381,000
  Retained earnings................................................................    122,521,000      149,604,000
                                                                                       284,877,000      336,249,000
COMMITMENTS AND CONTINGENCIES --
  Notes D and J
                                                                                      $567,003,000     $573,946,000

See notes to consolidated financial statements.
16

CONSOLIDATED STATEMENTS OF OPERATIONS
Delta Woodside Industries, Inc

                                                                                    Year Ended
                                                                  JULY 2, 1994     July 3, 1993     June 27, 1992
Net sales......................................................   $613,776,000     $686,239,000     $705,037,000
Cost of goods sold.............................................    514,840,000      564,352,000      563,827,000
Gross profit...................................................     98,936,000      121,887,000      141,210,000
Selling, general and administrative expenses...................     82,223,000       73,404,000       64,204,000
Litigation charge -- Note J....................................     27,096,000
Restructuring charge -- Note J.................................      9,199,000
                                                                   (19,582,000 )     48,483,000       77,006,000
Other (expense) income:
  Interest expense.............................................     (8,639,000 )     (7,775,000 )    (11,479,000 )
  Interest income..............................................        722,000          362,000          454,000
  Other -- Note K..............................................      1,569,000        4,102,000         (180,000 )
                                                                    (6,348,000 )     (3,311,000 )    (11,205,000 )
                              INCOME (LOSS) BEFORE INCOME TAXES    (25,930,000 )     45,172,000       65,801,000
Income tax expense (benefit) -- Note F.........................     (8,633,000 )     16,968,000       25,786,000
Income (loss) before cumulative effect of accounting change....    (17,297,000 )     28,204,000       40,015,000
Cumulative effect of change in the method of accounting for
  income taxes -- Note F.......................................                        (875,000 )
                                              NET INCOME (LOSS)   $(17,297,000 )   $ 27,329,000     $ 40,015,000
Earnings (loss) per share of Common Stock before cumulative
  effect of accounting change..................................   $       (.70 )   $       1.07     $       1.62
Cumulative effect of change in the method of accounting for
  income taxes -- Note F.......................................                            (.04 )
Earnings (loss) per share of Common Stock......................   $       (.70 )   $       1.03     $       1.62
Weighted average number
  of shares outstanding........................................     24,550,000       26,421,000       24,670,000

See notes to consolidated financial statements.
                                                                              17

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Delta Woodside Industries, Inc

                                                                                                   Prepaid
                                                                   Additional                   Contribution        Total
                                              Common Stock          Paid-In        Retained     To Retirement   Shareholders'
                                            Shares      Amount      Capital        Earnings         Plan           Equity
Balance at June 29, 1991................  21,129,150   $211,000   $ 71,403,000   $101,665,000    $  (632,000)   $172,647,000
  Incentive Stock Award Plan
    Shares issued Note E................      74,343      1,000        343,000                                       344,000
  Stock Option Plan, shares issued --
    Note E..............................      17,874                   136,000                                       136,000
  Tax benefits of stock plans...........                                72,000                                        72,000
  Issuance of Common Stock in public
    offering -- Note E..................   5,175,000     52,000    113,239,000                                   113,291,000
  Net income for the year ended
    June 27, 1992.......................                                           40,015,000                     40,015,000
  Cash dividends paid --
    $.35 a share........................                                           (8,836,000)                    (8,836,000)
  Allocation of shares of Common Stock
    (65,970) in Retirement Plan -- Note
    H...................................                               403,000                       632,000       1,035,000
  Other.................................       4,004                    77,000                                        77,000
Balance at June 27, 1992................  26,400,371    264,000    185,673,000    132,844,000       -0-          318,781,000
  Incentive Stock Award Plan
    Shares issued Note E................       2,502                    37,000                                        37,000
  Stock Option Plan, shares issued --
    Note E..............................      33,188                   265,000                                       265,000
  Tax benefits of stock plans...........                               262,000                                       262,000
  Net income for the year ended
    July 3, 1993........................                                           27,329,000                     27,329,000
  Cash dividends paid --
    $.40 a share........................                                          (10,569,000)                   (10,569,000)
  Other.................................         825                   144,000                                       144,000
Balance at July 3, 1993.................  26,436,886    264,000    186,381,000    149,604,000       -0-          336,249,000
  INCENTIVE STOCK AWARD PLAN
    SHARES ISSUED NOTE E................      82,309      1,000        666,000                                       667,000
  STOCK OPTION PLAN, SHARES
    ISSUED -- NOTE E....................      22,188                   194,000                                       194,000
  TAX BENEFITS OF STOCK PLANS...........                               144,000                                       144,000
  PURCHASE AND RETIREMENT OF COMMON
    STOCK -- NOTE E.....................  (2,295,650)   (23,000)   (25,271,000)                                  (25,294,000)
  NET LOSS FOR THE YEAR ENDED
    JULY 2, 1994........................                                          (17,297,000)                   (17,297,000)
  CASH DIVIDENDS PAID --
    $.40 A SHARE........................                                           (9,786,000)                    (9,786,000)
                 BALANCE AT JULY 2, 1994  24,245,733   $242,000   $162,114,000   $122,521,000    $  -0-         $284,877,000

See notes to consolidated financial statements.
18

CONSOLIDATED STATEMENTS OF CASH FLOWS
Delta Woodside Industries, Inc

                                                                                    Year Ended
                                                                  JULY 2, 1994     July 3, 1993     June 27, 1992
OPERATING ACTIVITIES
  Net income (loss)............................................   $ (17,297,000)   $  27,329,000    $ 40,015,000
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation..............................................      21,344,000       17,090,000      13,711,000
     Amortization..............................................       1,859,000        1,729,000       1,117,000
     Reduction in excess of cost over assigned value of net
        assets acquired........................................       1,549,000
     Writedown of property and equipment.......................       2,141,000
     Provision for losses on accounts
        receivable.............................................       3,886,000        2,025,000       3,350,000
     Provision for deferred income taxes.......................     (10,810,000)       2,398,000       2,143,000
     Losses (gains) on disposition of property
        and equipment..........................................         113,000       (2,916,000)        173,000
     Compensation under stock plans............................       1,005,000          317,000       1,518,000
     Deferred compensation.....................................         928,000        1,126,000       1,206,000
     Other.....................................................         708,000          753,000        (127,000)
     Changes in operating assets and liabilities
        net of effects from business
        acquisitions:
        Accounts receivable....................................      17,635,000       23,600,000     (25,736,000)
        Inventories............................................      (6,265,000)     (17,217,000)    (39,505,000)
        Other current assets...................................       1,610,000       (1,785,000)        156,000
        Litigation accrual.....................................      25,594,000
        Accounts payable and accrued
           expenses............................................     (11,183,000)       8,255,000      11,621,000
                                           NET CASH PROVIDED BY
                                           OPERATING ACTIVITIES      32,817,000       62,704,000       9,642,000
INVESTING ACTIVITIES
  Acquisitions of businesses, net of
     cash acquired.............................................      (1,565,000)     (20,194,000)
  Property, plant and equipment:
     Purchases.................................................     (30,525,000)     (54,409,000)    (36,246,000)
     Proceeds of dispositions..................................         698,000        5,878,000         219,000
  Sale of business.............................................       2,102,000
  Other........................................................        (697,000)        (280,000)       (473,000)
                                               NET CASH USED BY
                                           INVESTING ACTIVITIES     (29,987,000)     (69,005,000)    (36,500,000)

                                                                                    Year Ended
                                                                  JULY 2, 1994     July 3, 1993     June 27, 1992
FINANCING ACTIVITIES
  Proceeds from revolving lines of credit......................   $  33,000,000    $ 194,000,000    $259,871,000
  Repayments on revolving lines of credit......................     (11,000,000)    (172,640,000)   (315,500,000)
  Net borrowings on short term line of credit..................      10,347,000
  Scheduled principal payments of long-term debt...............      (1,781,000)      (1,692,000)    (13,802,000)
  Principal prepayments of long-term debt......................                                       (7,500,000)
  Net proceeds from sale of Common Stock.......................                                      113,291,000
  Repurchase and retirement of shares of Common Stock..........     (25,294,000)
  Dividends paid...............................................      (9,786,000)     (10,569,000)     (8,836,000)
  Other........................................................          31,000           82,000        (173,000)
                                    NET CASH PROVIDED (USED) BY
                                           FINANCING ACTIVITIES      (4,483,000)       9,181,000      27,351,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...............      (1,653,000)       2,880,000         493,000
Cash and cash equivalents at beginning of
  year.........................................................       3,730,000          850,000         357,000
                                      CASH AND CASH EQUIVALENTS
                                                 AT END OF YEAR   $   2,077,000    $   3,730,000    $    850,000

See notes to consolidated financial statements.
20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Delta Woodside Industries, Inc.
NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries (all of which are wholly-owned, except for Apparel Marketing Corporation which is 70% owned). All significant intercompany balances and transactions have been eliminated. Certain amounts for the 1993 fiscal year end have been reclassified to conform to the 1994 presentation.
INVENTORIES: Inventories are stated at the lower of cost or market. As of July 2, 1994 and July 3, 1993, cost for certain inventories of the apparel segment are determined under the last-in, first-out (LIFO) method representing 35% and 32%, respectively, of the cost of consolidated inventories. The balance of the cost of consolidated inventories is determined under the first-in, first-out
(FIFO) method. If the inventories of the apparel segment had been determined by the FIFO method, they would have been approximately the same as the reported amounts.
PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of three to thirty-two years, and by accelerated methods for income tax reporting.
REVENUE RECOGNITION: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.
AMORTIZATION: Amortization is computed using the straight-line method. The excess of cost over assigned value of net assets acquired relating to certain business combinations is being amortized to expense over periods of 5, 15 or 40 years. The excess of assigned value of net assets acquired over cost relating to other business combinations is being amortized to income over 5 and 40 years. Loan acquisition costs are being amortized over 3 years. Other intangible assets are being amortized over periods of 3 to 40 years.
INCOME TAXES: The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which required a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.
The Company adopted SFAS 109 in the first quarter of fiscal 1993 and reported the cumulative effect on the change in method of accounting for income taxes as of the beginning of the 1993 fiscal year. Net income was reduced by $875,000 as a result of the cumulative effect adjustment resulting from the change in accounting for income tax expense.
CASH EQUIVALENTS: The Company considers all highly liquid investments of three months or less when purchased to be cash equivalents.
EARNINGS PER COMMON SHARE: Per share data are computed based on the weighted average number of shares of Common Stock outstanding during each period. Unallocated shares in the Company's Retirement Plan are not considered outstanding.
FISCAL YEAR: The Company's operations are based on a fifty-two, fifty-three week fiscal year ending on the Saturday closest to June 30. The 1994 and 1992 fiscal years consist of 52 weeks, whereas the 1993 fiscal year was 53 weeks.
                                                                              21

NOTE B -- ACQUISITION OF BUSINESSES
On January 20, 1993, the Company acquired all of the outstanding stock of Nautilus International, Inc., parent company of Nautilus Acquisition Corporation, a manufacturer of fitness equipment. Concurrent with this acquisition, the Company acquired 70% of the stock of Apparel Marketing Corporation which owns the apparel and related accessory licensing rights to the Nautilus name. These acquisitions have been accounted for by the purchase method of accounting, and the accompanying consolidated financial statements include the operations of the acquired businesses from the dates of their respective acquisitions. The total purchase price for the stock acquired in these two transactions was approximately $9.1 million. An additional $11.4 million was paid to retire indebtedness of Nautilus. The total cost of the acquisitions amounted to approximately $20.5 million. The cost exceeded the fair value of net assets acquired by approximately $4.9 million, which has been recorded as goodwill and is being amortized over 40 years for Nautilus International and 5 years for Apparel Marketing Corporation. The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred as of the beginning of the periods presented.

                                        1993        1992
                                         (In thousands,
                                        except per share
                                            amounts)
Net sales..........................   $697,802    $723,840
Net income before cumulative effect
  adjustment of income taxes.......     27,665      39,289
Net income.........................     26,790      39,289
Earnings per share before
  cumulative effect adjustment
  of income taxes..................       1.05        1.59
Earnings per share.................       1.01        1.59

In addition, the Company acquired certain other immaterial businesses during both fiscal 1994 and 1993.
NOTE C -- ACCOUNTS RECEIVABLE
The woven fabrics operation assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account. At July 2, 1994 the Company had no significant concentrations of credit risk, since substantially all of the Company's accounts receivable are due from many companies that produce apparel, home furnishings and other products and from department stores and specialty apparel retailers located throughout the United States. The Company generally does not require collateral for its accounts receivable.
22

NOTE D -- LONG-TERM DEBT, CREDIT ARRANGEMENTS AND LEASES
Long-term debt consists of:

                                                                                                July 2, 1994    July 3, 1993
Long-term revolving credit facility (5.2% at July 2, 1994), with interest payable monthly
  refinanced.................................................................................   $150,005,000    $128,005,000
Short-term note payable -- refinanced........................................................     10,347,000
Industrial Revenue Bond payable monthly, through 2001 at 72% of a bank's base rate...........      1,535,000       1,775,000
Notes, payable in varying annual amounts, through 1996 at rates varying from
  6% to 10%..................................................................................        148,000         371,000
Capital leases payable monthly or annually...................................................        777,000       2,049,000
                                                                                                 162,812,000     132,200,000
Less current portion.........................................................................        864,000       1,736,000
                                                                                                $161,948,000    $130,464,000

Certain property, plant and equipment with a net book value of approximately $13,882,000 is collateral for certain long-term debt of $1,551,000 at July 2, 1994.
At July 2, 1994 the company had an unsecured revolving credit facility for $175 million and two additional bank credit lines that aggregated $75 million. The Company's loan covenants generally limited the Company's total indebtedness to $225 million, plus an amount required to fund the Alabama jury award. See Note
J. At July 2, 1994 outstanding letters of credit of $14,332,000 issued to certain suppliers and not included in the accompanying financial statements reduced the unused portion of the facility to $50,316,000. Interest on the short term facility was based on a bank's floating CD rate.
On September 7, 1994 the Company obtained a $275 million unsecured Revolving Loan Facility. The new Credit Facility has a limit of $25 million for the purpose of issuing letters of credit and a separate limit of $29 million for the letter of credit issued in connection with certain litigation. The new Credit Facility will mature on September 30, 1997, with a provision for one year extensions. The Company's initial interest rate is LIBOR plus .5%, but the Credit Facility contains provisions that may increase or decrease the spread over LIBOR depending upon certain financial ratios achieved by the Company. The Company used the proceeds of the new Credit Facility to refinance its revolving credit facility and a note payable, accordingly, these have been classified as long-term.
The new long-term revolving credit facility contains various restrictive covenants requiring minimum tangible net worth and certain other minimum financial ratios. The agreement also restricts additional indebtedness, dividends and capital expenditures. The Company is permitted, absent a default, to pay cash dividends up to $25 million. At July 2, 1994 the minimum tangible net worth requirement under the new credit facility would have limited available dividends to $7.6 million.
Total interest expense incurred by the Company was $8,639,000, $8,005,000 and $11,807,000 in the 1994, 1993 and 1992 fiscal years, respectively, of which approximately $230,000 and $328,000 was capitalized in fiscal 1993 and 1992, respectively. Total interest paid during the 1994, 1993 and 1992 fiscal years was $8,275,000, $9,012,000 and $12,234,000, respectively.
Rent expense relating to operating leases was approximately $5,617,000 (1994), $5,235,000 (1993) and $4,292,000 (1992). Future minimum payments under noncancelable operating leases with initial terms of one year or more for the five fiscal years ended after July 2, 1994 are: $3,783,000 (1995), $2,889,000
(1996), $2,563,000 (1997), $1,896,000 (1998) and $1,319,000 (1999).
Assets recorded under capital leases are included in property, plant and equipment. Amortization of leased assets is included in depreciation.
Aggregate principal maturities of all long-term debt and minimum payments under capital leases are as follows:

                                  Long-term       Capital
Fiscal Year Ending In                debt         leases
    1995......................   $    285,000    $621,000
    1996......................        340,000      63,000
    1997......................        239,000      50,000
    1998......................    160,591,000      50,000
    1999......................        239,000      47,000
    Later Years...............        341,000      64,000
                                 $162,035,000     895,000
Amounts representing
  interest....................                   (118,000)
Present value of minimum lease
  payments (including current
  portion of $579,000)........                   $777,000

NOTE E -- SHAREHOLDERS' EQUITY
During the first six months of fiscal 1994 the Company repurchased 2,296,000 shares of Common Stock for $25.3 million. In October 1991, the Company sold 5,175,000 shares of Common Stock in a public offering resulting in net proceeds of $113 million. Proceeds from the sale of Common Stock were used to reduce debt under the Company's lines of credit. Registration costs of $404,000 were charged to additional paid-in capital. Had the October 1991 sale of Common Stock and corresponding repayment of borrowings occurred as of the beginning of the 1992 fiscal year, unaudited pro forma earnings per share for fiscal 1992 would have been $1.59.
During fiscal 1991 the shareholders approved a new Incentive Stock Award Plan and a Stock Option Plan. Each of the plans gives the Company the right to grant awards or options for up to 300,000 shares of Common Stock to employees. The Board of Directors intends to seek authorization to award additional shares under the Incentive Stock Award Plan in the annual shareholders' meeting in the Fall of 1995.
Transactions under the Stock Option Plan are as follows:

                                                                                                                        Available
                                                                           Prices         Outstanding    Exercisable    for Grant
June 29, 1991.......................................................   $          4.00      195,500                      104,500
  Granted...........................................................         8.81-9.94       39,500                      (39,500)
  Became exercisable................................................              4.00                      47,625
  Exercised.........................................................              4.00      (17,874)       (17,874)
  Cancelled.........................................................              4.00      (17,750)                      17,750
June 27, 1992.......................................................         4.00-9.94      199,376         29,751        82,750
  Granted...........................................................         7.00-7.68       16,000                      (16,000)
  Became exercisable................................................         4.00-9.94                      52,792
  Exercised.........................................................         4.00-9.94      (33,188)       (33,188)
  Cancelled.........................................................         4.00-9.19       (5,500)                       5,500
July 3, 1993........................................................         4.00-9.94      176,688         49,355        72,250
  Granted...........................................................              5.44       20,000                      (20,000)
  Became exercisable................................................         4.00-9.94                      69,959
  Exercised.........................................................         4.00-9.94      (22,188)       (22,188)
  Cancelled.........................................................         4.00-9.94      (35,374)                      35,374
July 2, 1994........................................................         4.00-9.94      139,126         97,126        87,624

The average exercise price for all options outstanding was $5.13 per share at July 2, 1994. These options expire on various dates beginning November 17, 1995 and ending on December 12, 1997. The options generally become exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. The excess of the fair market value over the exercise price at the date of grant is recognized as compensation expense over the period during which the options become exercisable. Related compensation expense was $232,000, $186,000 and $110,000 during fiscal 1994, 1993 and 1992, respectively.
Under the 1991 Incentive Stock Award Plan, awards for the right to purchase for $.01 per share up to 260,581 shares, 4,164 shares and 14,303 shares were granted to certain management and key employees during fiscal 1994, 1993 and 1992, respectively. The shares granted during fiscal 1994 in excess of shares available are contingent upon shareholder approval. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the prevailing market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of common stock are recorded as an adjustment to additional paid-in capital. Compensation expense for the Company's incentive stock award plan including related tax assistance was $1,111,000, $561,000 and $971,000 for the fiscal years 1994, 1993 and 1992, respectively. Shares available for grant were 113,813, and 113,937 at July 3, 1993 and June 27, 1992, respectively.
During November 1991 the shareholders authorized the Board of Directors to issue up to 10,000,000 shares of preferred stock with a maximum aggregate par value of $250,000,000. The Board of Directors was also authorized to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters.
24

NOTE F -- INCOME TAXES
Effective June 28, 1992 the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements were not restated. The cumulative effect of adopting Statement 109 as of June 28, 1992 was to decrease fiscal 1993 net income by approximately $875,000.
The Company paid alternative minimum tax ("AMT") of approximately $2 million for fiscal 1994 since its AMT liability was greater than its regular tax liability. To the extent that the Company pays AMT, it can later apply the AMT previously paid as a credit against regular tax liabilities. The Company expects to utilize future AMT credits as taxable income increases and current temporary differences reverse.
At July 2, 1994, the Company has net operating loss carryforwards of $11.1 million for income tax purposes that expire in years 1995 through 2003. Those carryforwards resulted from the Company's 1986 acquisition of certain companies from J.P. Stevens & Co., Inc. and from the 1988 acquisition of Stanwood Corporation. In addition to net operating loss carryforwards, at the time of acquisition, Stanwood Corporation had general business credit carryforwards which totalled $835,000. The Company utilized $225,000 of these general business credit carryforwards in its fiscal 1992 federal income tax return. The remaining business credit carryforwards will expire in fiscal years ending 1999 through 2003. The Company expects the net operating loss remaining from the Stanwood acquisition of $9.2 million and general business credit carryforwards of $610,000 will be utilized prior to the expiration of the carryforward periods. For financial reporting purposes, a valuation allowance of $3.5 million was recognized in fiscal 1993 to offset the deferred tax assets recorded related to those carryforwards. When realized, the tax benefits for a portion of those items will be applied to reduce goodwill related to business acquisitions. During fiscal 1994 the valuation allowance increased by $286,000 for the tax effect of Apparel Marketing's current year net operating loss, and by $86,000 for the increase in tax rates.
Deferred income taxes reflect the net tax effects of temporary differences between the financial statement amounts and amounts used for income tax purposes. Deferred income taxes also reflect the increase in the federal tax rate from 34% to 35%.
Significant components of the Company's deferred tax assets and liabilities are as follows:
012

                                    1994           1993
Assets
Litigation accrual............   $10,316,000
Net operating loss
  carryforward................     4,971,000    $ 3,793,000
Inventory.....................     4,147,000      1,775,000
Tax credit carryforward.......     2,560,000        610,000
Deferred compensation.........     2,010,000      2,205,000
Stock compensation accruals...       810,000
Accrued vacation..............       551,000        633,000
Workers' compensation.........       320,000        508,000
Allowance for doubtful
  accounts....................       235,000        559,000
Other.........................     2,068,000        419,000
Subtotal......................    27,988,000     10,502,000
Valuation allowance...........    (3,925,000)    (3,553,000)
Deferred tax assets...........   $24,063,000    $ 6,949,000
Liabilities
Depreciation..................    22,838,000     17,580,000
Inventory -- LIFO basis
  difference..................     3,509,000      2,994,000
Intangibles...................     2,364,000      2,731,000
Other.........................     2,132,000        526,000
Deferred tax liabilities......    30,843,000     23,831,000
    Net deferred
      tax liabilities.........   $ 6,780,000    $16,882,000

Significant components of the provision for income taxes are as follows:

                                                                                                                   Deferred
                                                                                        Liability Method            Method
                                                                                       1994           1993           1992
Current:
  Federal income taxes..........................................................   $  2,029,000    $11,980,000    $18,892,000
  State income taxes............................................................        148,000      2,590,000      4,751,000
    Total current...............................................................      2,177,000     14,570,000     23,643,000
Deferred:
  Federal income taxes (benefits)...............................................     (9,593,000)     1,901,000      1,846,000
  State income taxes (benefits).................................................     (1,217,000)       497,000        297,000
    Total deferred..............................................................    (10,810,000)     2,398,000      2,143,000
Total provision.................................................................   $ (8,633,000)   $16,968,000    $25,786,000

The components of the provision for deferred income taxes for the year ended June 27, 1992 are as follows:

                                                                                                                    1992
Depreciation..................................................................................................   $2,639,000
Health claims accrued.........................................................................................    1,032,000
Inventory.....................................................................................................     (256,000)
Deferred compensation.........................................................................................     (644,000)
Amortization of intangibles...................................................................................     (149,000)
Allowance for doubtful accounts...............................................................................     (456,000)
Contingent liabilities........................................................................................      (46,000)
Other.........................................................................................................       23,000
                                                                                                                 $2,143,000

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rate:

                                                                                       1994           1993           1992
Income tax expense (benefit) at statutory rates..................................   $(9,076,000)   $15,358,000    $22,372,000
State taxes (benefits), net of federal benefit...................................      (695,000)     1,951,000      3,332,000
Permanent differences............................................................     1,576,000       (341,000)      (320,000)
State NOL benefits...............................................................      (736,000)
Other............................................................................       298,000                       402,000
                                                                                    $(8,633,000)   $16,968,000    $25,786,000

The Company made income tax payments of approximately $2,350,000, $20,171,000, and $19,678,000 during the 1994, 1993 and 1992 fiscal years, respectively.
NOTE G -- OPERATIONS BY INDUSTRY SEGMENT
Industry segment information for the Company presented on pages 12 and 13 of this Annual Report is an integral part of these financial statements.
NOTE H -- EMPLOYEE BENEFIT PLANS
Under the terms of the Delta Woodside Industries Employee Retirement Plan, the Board of Directors has the discretion to authorize contributions from time to time to the Retirement Plan of cash or a maximum of 504,790 shares of the Company's Common Stock. A trustee holds the assets of the Retirement Plan for the benefit of the participants who may withdraw amounts or shares only upon retirement, death, disability or other termination of employment. All employees of the Company who are at least 21 years of age with one year of service participate in the Retirement Plan. Amounts allocated to participant accounts generally vest over a five-year period. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. The Retirement Plan qualifies as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan.
The Company's 1994, 1993 and 1992 contributions allocated to participants were $363,000, $1,581,000 and $2,303,000, respectively. The 1994 and 1993 contributions were made in cash and the 1992 contribution included both cash contributions and allocations of stock purchased with excess funds the Retirement Plan received from terminated defined benefit plans the Company acquired in a business acquisition in fiscal 1989.
The Company maintains a 401(k) employee savings and investment plan for employees meeting certain eligibility requirements. The Company made no contributions to the plan for any year presented.
In April 1989, the Company established a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.
The Company has a Deferred Compensation Plan which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of July 2, 1994 and July 3, 1993, the total liability amounted to $4,428,000 and $3,496,000, respectively. The Company insured the lives of certain management employees to assist in funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.
NOTE I -- AFFILIATED PARTY TRANSACTIONS
The Company leases its corporate and other office space from a corporation whose stock is owned one-third each by the president and a vice president of the Company. Additional office space and retail store space is leased from the executive vice president. Certain of these leases are on a monthly basis with others expiring in 1997. Under the leases, the Company made payments of approximately $292,000, $226,000, and $137,000 for the 1994, 1993 and 1992
fiscal years, respectively.
26

NOTE J -- COMMITMENTS AND CONTINGENCIES
During fiscal 1995 the Company plans to spend approximately $45 million for capital improvements and new equipment. About three-quarters of this amount is expected to be incurred in the continuation of the modernization program for the woven fabrics division of the Company's textile segment. The remainder of the fiscal 1995 capital expenditures are planned to include the start of construction on the "Duck Head" central distribution center, and various other projects across all of the Company's business segments. The Company believes that its facilities and equipment are adequate to allow it to remain competitive with its primary competitors.

In fiscal 1994, the Company charged income for $27.1 million to establish a reserve for a judgment entered by an Alabama court in connection with a jury award made on November 24, 1993 in favor of a former independent sales representative of a subsidiary of the Company and two of his assistants, interest costs on that judgement, and related legal expenses in connection with the appeals process. The appeal is now before the Alabama Supreme Court.

During fiscal 1994, the Company made certain decisions regarding its operations which resulted in a restructuring charge. These decisions included restructuring charges of $3.2 million for the sale of the office products business, $1.3 million to abandon plans to develop a spinning plant building and $2.4 million in the apparel segment to discontinue a women's line of apparel and consolidate distribution operations. These restructuring decisions include write-downs of $1.6 million of goodwill and $2.1 of property plant and equipment. At July 2, 1994, $2.4 million remain in accrued liabilities related primarily to leases on vacant facilities and other future costs of the restructuring plan.
Prior to its acquisition by the Company, O'Bryan Brothers, Inc. had established for income tax purposes the basis of customer lists in the amount of $3.6 million. The Internal Revenue Service had audited this matter for the years prior to inclusion in the consolidated federal tax return of the Company and had disallowed the deduction of this basis. The full amount of the customer list was deducted by June 29, 1991. The Company appealed the disallowance. In April, 1994, the Internal Revenue Service offered a choice between two options to the Company in an attempt to settle this case. The Company could also have chosen to remain in the appeals process. After analyzing its options, the Company chose one of the settlement options offered by the Internal Revenue Service. The effect of choosing this option had no material effect on the Company's results.

The Company's Nautilus business has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act with respect to three hazardous waste sites. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993. The Company, therefore, has denied any responsibility at the sites and has declined to participate in any settlements. Accordingly, the Company has not provided for any reserves for costs or liabilities attributable to the previous corporation. At two sites the previous company is listed as a "de minimis" party. At the third site the previous company is ranked eleventh out of a total of over 300 potentially responsible parties based on the company's volume of contribution of about 3%. Latest estimates of the cost to clean up the site range up to $4 million. Although there is uncertainty as to several legal issues, the Company believes that it has certain defenses to liability at these sites.
Based on the information currently known to it, the Company does not believe that the potential liabilities arising from these three sites will have a materially adverse impact on the Company.

A law suit with allegations similar to those in the Alabama case refered to above is pending in the United States District Court for the Western District of Kentucky brought by an individual who previously served as an independent sales representative for the Duck Head division. The amount of damages claimed in this suit has not yet been determined.

From time to time the Company and its subsidiaries are defendants in legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.
                                                                              27

NOTE K -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a summary of quarterly results of operations for the years ended July 2, 1994 and July 3, 1993:

                                                                                         Quarter Ended
                                                                       October 2       January 1     April 2      July 2
(In thousands, except per share data)
1994
Net sales..........................................................     $146,426       $ 149,344     $155,194    $162,812
Gross profit.......................................................       24,369          17,989      28,156       28,422
Net income (loss)..................................................        1,794         (31,995)      6,581        6,323
Earnings (loss) per share of Common Stock..........................          .07           (1.31)        .27          .26

                                                                                         Quarter Ended
                                                                      September 26    December 26    March 27     July 3
(In thousands, except per share data)
1993
Net sales..........................................................     $152,884       $ 162,716     $176,412    $194,227
Gross profit.......................................................       29,872          26,623      34,501       30,891
Income:
  Before cumulative effect of change in accounting for income
    taxes..........................................................     $  7,305       $   6,100     $ 9,340     $  5,459
  Cumulative effect adjustment.....................................         (875)
  Net income.......................................................     $  6,430       $   6,100     $ 9,340     $  5,459
Earnings per share of Common Stock
  Before cumulative effect of change in accounting for income
    taxes..........................................................     $    .28       $     .23     $   .35     $    .21
  Cumulative effect adjustment.....................................         (.04)
  Net income.......................................................     $    .24       $     .23     $   .35     $    .21

During the second quarter of fiscal 1994 the Company recorded charges of $33 million for a lawsuit and $12.7 million for restructuring. The litigation charge was reduced to $27.1 million during the third quarter and the restructuring charge was reduced to $9.2 million during the fourth quarter due principally to a change in estimate related to the sale of the office products business. Included in the fourth quarter of fiscal 1993 is a pretax gain of $2,487,000 arising from insurance proceeds related to a fire at the Nautilus plant in March 1993.
The Company made certain adjustments in the fourth quarter of fiscal 1994 resulting from changes in estimates that were material to the results of operations. The aggregate effect of the adjustments after applicable income taxes was an increase in net income of $2,432,000.
28

CORPORATE DIRECTORY

OPERATING COMPANIES OF
DELTA WOODSIDE INDUSTRIES, INC.

       DELTA MILLS MARKETING COMPANY
       1071 Avenue of the Americas
        New York, NY 10018
       STEVCOKNIT FABRICS COMPANY
       P.O. Box 1500
        Greer, SC 29652
       DUCK HEAD APPAREL COMPANY
       P.O. Box 688
        89 East Athens Street
        Winder, GA 30680
       DELTA APPAREL COMPANY
       3355 Breckinridge Boulevard
        Suite 100
        Duluth, GA 30136
       DUCK HEAD RETAIL OPERATIONS
       233 N. Main St., Suite 250
        Greenville, SC 29601
       APPAREL MARKETING CORP.
       80 West 40th Street, Suite 80
        New York, New York 10018
       NAUTILUS INTERNATIONAL
       9800 West Kincey Avenue
        Huntersville Business Park, Suite 150
        Huntersville, NC 28078

CORPORATE OFFICERS
    E. ERWIN MADDREY, II
    President and Chief Executive Officer
    BETTIS C. RAINSFORD
    Executive Vice President, Treasurer
    and Chief Financial Officer
    JANE H. GREER
    Vice President and Secretary
    DOUGLAS J. STEVENS
    Controller and Assistant Secretary
    BRENDA L. JONES
    Assistant Secretary
012

BOARD OF DIRECTORS
     * C. C. GUY**
       President
       RSI Holdings, Inc.
     * DR. JAMES F. KANE**
       Dean Emeritus, College of Business
       University of South Carolina
     * DR. MAX LENNON**
       President and
       Chief Executive Officer
       Eastern Foods, Inc.
    E. ERWIN MADDREY, II
       President and
       Chief Executive Officer
       Delta Woodside Industries, Inc.
    BUCK A. MICKEL**
       Vice President, RSI Holdings, Inc.
    BUCK MICKEL**
       Chairman of the Board and
       Chief Executive Officer
       RSI Holdings, Inc.
    BETTIS C. RAINSFORD
       Executive Vice President, Treasurer
       and Chief Financial Officer
       Delta Woodside Industries, Inc.
     * Member Audit Committee
       ** Member Compensation Committee

       FORM 10-K
       Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 2, 1994 including financial statements and schedules, but excluding exhibits. Requests should be directed to
       Jane H. Greer, Vice President and Secretary, Delta Woodside Industries, Inc., 233 North Main Street, Hammond Square, Suite 200, Greenville, South Carolina 29601.

       ANNUAL MEETING
       The Annual Meeting of Shareholders of
       Delta Woodside Industries, Inc. will be held on Thursday, November 10, 1994, at 10:30 a.m., at the Dorothy Gunter Theater of the Peace Center, 101 West Broad Street, Greenville, South Carolina.

                        DELTA WOODSIDE INDUSTRIES, INC.
                               233 N. Main Street
                           Hammond Square, Suite 200
                              Greenville, SC 29601
                                 (803) 232-8301
 *****************************************************************************
                                     APPENDIX

On Page 2 a photo of E. Erwin Maddrey, II appears where indicated.

On Page 3 a photo of Bettis C. Rainsford, and signatures of E. Erwin Maddrey, II and Bettis C. Rainsford appears where indicated.

On Page 4 a bar graph appears where indicated. Plot points are listed below:

NET SALES
FISCAL YEARS ENDED JUNE OR JULY
(IN THOUSANDS OF DOLLARS)

1989       1990       1991        1992        1993        1994
569,052    500,894    590,019     705,037     686,239     613,776

On Page 5 a bar graph appears where indicated. Plot points are listed below:

NET INCOME (LOSS)
FISCAL YEARS ENDED JUNE OR JULY
(IN THOUSANDS OF DOLLARS)

1989       1990       1991        1992        1993        1994
30,297     6,009      23,943      40,015      27,329      (17,297)

On Page 6 two bar graphs appear where indicated. Plot points are listed below:

NET INCOME AS A % OF SALES
FISCAL YEARS ENDED JUNE OR JULY

1989       1990       1991        1992        1993        1994
5.3        1.2        4.1         5.7         4.0         -2.8

SHAREHOLDERS' EQUITY
FISCAL YEARS ENDED JUNE OR JULY
(IN THOUSANDS OF DOLLARS)

1989       1990       1991(1)     1992(2)     1993        1994
127,169    127,575    172,647     318,781     336,249     284,877

(1) 1991 Common Stock Offering Proceeds: $25,497
(2) 1992 Common Stock Offering Proceeds: $113,291

On Page 7 a bar graph appears where indicated. Plot points are listed below:

EARNINGS (LOSS) PER SHARE
FISCAL YEARS ENDED JUNE OR JULY
DOLLARS PER SHARE

1989       1990       1991        1992        1993        1994
1.65       .32        1.27        1.62        1.03        -.70

1898 Weighted Average Shares Outstanding--18,288,000
1990 Weighted Average Shares Outstanding--18,733,000
1990 Weighted Average Shares Outstanding--18,879,000
1990 Weighted Average Shares Outstanding--24,670,000
1990 Weighted Average Shares Outstanding--26,421,000
1990 Weighted Average Shares Outstanding--24,550,000

On Page 9 a bar graph appears where indicated. Plot points are listed below:

FUNDED DEBT TO EQUITY RATIO*
FISCAL YEARS ENDED JUNE OR JULY

1989       1990       1991        1992        1993        1994
1.8 to 1   1.8 to 1   1.1 to 1    0.4 to 1    0.4 to 1    0.6 to 1

*For purposes of this chart only, funded debt includes long- and short-term debt, capital leases and offset factor borrowings.

On Page 14 the signature of Ernst & Young LLP appears where indicated.