Form 10-K/A, Exhibit 13
period 1994-07-02
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 1994-11-16
CIK 806624

      CONTENTS
      Common Stock Market Prices and
        Dividends.............................................Inside Front Cover
      Selected Financial Data..................................................1
      Letter to Shareholders.................................................2-3
      Management's Discussion and
        Analysis............................................................4-11
      Operations by Industry
        Segment............................................................12-13
      Report of Ernst & Young LLP.............................................14
      Consolidated Financial
        Statements.........................................................15-28
      Corporate
        Directory..............................................Inside Back Cover

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

FISCAL QUARTERS:                                             High   1994    Low            High   1993    Low
First Quarter                                            $     11 7/8   $     10 1/4   $     18 3/8   $     12 3/4
Second Quarter                                                 11 3/8         10 3/8             16         11 1/2
Third Quarter                                                  12 1/2          9 3/4         16 3/4         12 1/2
Fourth Quarter                                                 12 1/4         10 7/8         14 7/8         11 1/8
                                                                           Cash
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

SELECTED FINANCIAL DATA
In Thousands, Except Ratios, Percentages, Number of Shareholders and Per Share Data

OPERATIONS (3)                                1994(1)   1993(2)     1992      1991      1990      1989      1988      1987
  Net Sales                                   $613,776  $686,239  $5705,037 $590,019  $500,894  $569,052  $488,568  $417,461
  Cost of Goods Sold                           514,840   564,352   563,827   480,396   427,788   470,265   409,231   343,623
  Gross Profit                                  98,936   121,887   141,210   109,623    73,106    98,787    79,337    73,838
  Operating Profit (Loss) Excluding
    Litigation, Restructuring and Plant
    Closing Charges                             21,582    55,863    80,628    61,374    37,591    69,245    54,349    49,102
  Litigation Charge                             27,096
  Restructuring and Plant Closing Charges        9,199                                   2,265
  Operating Profit (Loss)                      (14,713)   55,863    80,628    61,374    35,326    69,245    54,349    49,102
  Corporate Expense                              3,300     3,278     3,802     2,140     2,249     3,009     2,002     1,167
  Earnings (Loss) Before Interest and Taxes    (18,013)   52,585    76,826    59,234    33,077    66,513    54,209    46,993
  Interest Expense                               8,639     7,775    11,479    22,115    25,768    20,929    12,685    12,939
  Income (Loss) Before Income Taxes            (25,930)   45,172    65,801    37,543     8,029    45,940    41,705    34,238
  Income Tax Expense (Benefit)                  (8,633)   16,968    25,786    13,600     2,020    15,643    13,850    12,667
  Income (Loss) Before Cumulative Effect of
    Accounting Change                          (17,297)   28,204    40,015    23,943     6,009    30,297    27,855    21,571
  Cumulative Effect of Accounting Change --
    Income Taxes (2)                                        (875)
  Net Income (Loss)                            (17,297)   27,329    40,015    23,943     6,009    30,297    27,855    21,571
FINANCIAL DATA (3)
  Cash Flow (Net Income (Loss) plus
    depreciation and amortization) (10)          9,596    46,148    54,843    39,041    19,263    40,025    32,421    24,908
  Capital Expenditures/Capital Leases           29,856    49,575    42,916    15,793    19,250    46,048    32,141     7,924
  Depreciation and Amortization (10)            26,893    18,819    14,828    15,098    13,254     9,728     4,566     3,337
  Working Capital                              241,950   262,111   266,356   105,498    71,967    78,726    60,811    63,602
  Long-Term Debt and Capital Leases            161,948   130,464   110,414    71,189    85,704    88,791    35,254    38,832
  Funded Debt (4)(7)                           162,812   132,200   112,133   188,352   227,097   223,397   118,528   115,732
  Shareholders' Equity (5)                     284,877   336,249   318,781   172,647   127,575   127,169    86,462    59,015
  Capital Employed (6)                         447,689   468,449   430,914   360,999   354,672   350,566   204,990   174,747
  Total Assets (7)                             567,003   573,946   524,756   434,424   414,497   331,066   177,300   149,116
FINANCIAL RATIOS (3)
    Net Sales divided by Inventory                 3.0       3.5       4.0       4.3       3.5       4.4       6.3       5.8
    Net Sales divided by Accounts Receivable       5.2       4.9       4.3       4.2       4.5       4.6       4.9       4.5
    Net Sales divided by Capital Employed          1.4       1.5       1.6       1.6       1.4       1.6       2.4       2.4
  Operating Income (Loss) as % of Capital
    Employed                                      (3.9)     11.3      17.9      16.5       9.5      19.1      26.5      27.0
  Current Ratio                                    3.5       4.1       4.4       1.6       1.4       1.7       2.2       2.2
  Interest Coverage                               (2.1)      6.8       6.7       2.7       1.3       3.2       4.3       3.6
  Gross Profit as % of Sales                      16.1      17.8      20.0      18.6      14.6      17.4      16.2      17.7
  Pre-Tax Income (Loss) as % of Sales             (4.2)      6.6       9.3       6.4       1.6       8.1       8.5       8.2
  Net Income (Loss) as % of Sales                 (2.8)      4.0       5.7       4.1       1.2       5.3       5.7       5.2
  Net Income (Loss) as % of Beginning Equity      (5.1)      8.6      23.2      18.8       4.7        35        47       245
COMMON STOCK DATA (PER SHARE) (3)(8)
  Net Income (Loss)                               (.70)     1.03      1.62      1.27       .32      1.65      1.60      1.36
  Dividends                                        .40       .40       .35       .30       .30       .20       .05        --
  Book Value                                     11.75     12.72     12.07      8.17      6.76      6.82      4.97      3.41
  Price Range (9)  -- High                      12 1/2    18 3/8    25 1/4    14 1/8    17 7/8    16 1/2    14 1/4
                -- Low                           9 3/4    11 1/8    13 1/2     3 5/8     6 1/2     8 3/4     5 1/4
  Weighted Average Shares Outstanding           24,550    26,421    24,670    18,879    18,733    18,338    17,385    15,840
  Approximate Number of Shareholders             2,221     2,340     2,255     2,062     2,575     1,475     1,250     1,300
OPERATIONS (3)                                   1986     1985
  Net Sales                                    $141,810  $94,428
  Cost of Goods Sold                            118,909   80,534
  Gross Profit                                   22,901   13,894
  Operating Profit (Loss) Excluding
    Litigation, Restructuring and Plant
    Closing Charges                              15,027    9,889
  Litigation Charge
  Restructuring and Plant Closing Charges
  Operating Profit (Loss)                        15,027    9,889
  Corporate Expense                                 138      117
  Earnings (Loss) Before Interest and Taxes      14,889    9,772
  Interest Expense                                5,197    5,240
  Income (Loss) Before Income Taxes               9,983    4,594
  Income Tax Expense (Benefit)                    4,724    2,219
  Income (Loss) Before Cumulative Effect of
    Accounting Change                             5,259    2,375
  Cumulative Effect of Accounting Change --
    Income Taxes (2)
  Net Income (Loss)                               5,259    2,375
FINANCIAL DATA (3)
  Cash Flow (Net Income (Loss) plus
    depreciation and amortization) (10)           7,494    4,479
  Capital Expenditures/Capital Leases             2,478    1,789
  Depreciation and Amortization (10)              2,235    2,104
  Working Capital                                 8,808    4,205
  Long-Term Debt and Capital Leases              21,530   19,086
  Funded Debt (4)(7)                             48,263   40,007
  Shareholders' Equity (5)                        8,803    3,544
  Capital Employed (6)                           57,066   43,551
  Total Assets (7)                               56,736   43,537
FINANCIAL RATIOS (3)
    Net Sales divided by Inventory                  8.2      6.6
    Net Sales divided by Accounts Receivable        4.6      4.9
    Net Sales divided by Capital Employed           2.5      2.2
  Operating Income (Loss) as % of Capital
    Employed                                       26.6     22.6
  Current Ratio                                     1.4      1.2
  Interest Coverage                                 2.9      1.9
  Gross Profit as % of Sales                       16.1     14.7
  Pre-Tax Income (Loss) as % of Sales               7.0      4.9
  Net Income (Loss) as % of Sales                   3.7      2.5
  Net Income (Loss) as % of Beginning Equity        148      203
COMMON STOCK DATA (PER SHARE) (3)(8)
  Net Income (Loss)                                 .35      .16
  Dividends                                          --       --
  Book Value                                        .59      .24
  Price Range (9)  -- High                           --       --
                -- Low                               --       --
  Weighted Average Shares Outstanding            15,000   15,000
  Approximate Number of Shareholders                N/A      N/A

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

(Net Income (Loss) bar chart appears here--see appendix)

  Consolidated gross profit margin for fiscal 1993 decreased to 18% compared to 20% achieved in the prior fiscal year. Gross margins in fiscal 1993 were adversely impacted by lower prices for knit textiles and apparel, lower prices for unfinished woven fabrics, and higher unit sales of apparel at closeout prices.
  Consolidated selling, general, and administrative expense for fiscal 1993 was $73.4 million, or 11% of sales, compared to $64.2 million, or 9% of sales, incurred in fiscal 1992. These expenses were flat in the textile segment but were higher in the Company's apparel segment in fiscal 1993 as compared to the prior fiscal year. In addition, about one half of the increased selling, general, and administrative expense increase over fiscal 1992 was attributable to the inclusion of Nautilus in the Company's consolidated results for the year ended July 3, 1993.
  Interest expense decreased by $3.7 million from the prior year to the current year. The Company's borrowing costs decreased along with the general decline in interest rates. The Company's outstanding debt at July 3, 1993 was $132.2 million compared with $112.1 million at the beginning of fiscal 1993. During fiscal 1993, about $20.5 million of the Company's revolving line of credit was used in connection with the acquisition of 100% of the stock of Nautilus International, Inc. and 70% of the stock of Apparel Marketing Corporation.
  During fiscal 1993, the Company adopted FASB Statement 109, "Accounting for Income Taxes." The cumulative effect on prior years of adopting
                                                                               5
the Statement resulted in a charge of $875,000, or $.04 per share.
  Net income for fiscal year 1993 was $27.3 million compared to $40.0 million earned in fiscal year 1992, a decrease of 32%. Net income for the year ended July 3, 1993 includes approximately $1.5 million arising from a gain related to the fire at one of the Company's Nautilus plants at Independence, Virginia on March 13, 1993.
  Total Company inventories increased to $198.3 million at July 3, 1993 from $177.6 million at June 27, 1992, an increase of 12%. Inventory levels in all the Company's segments increased in fiscal 1993, due principally to weakness in the woven greige goods markets and to lower than anticipated apparel sales in the first six months of calendar 1993. Nautilus' inventories at the end of fiscal 1993 were $2.9 million.
DIVISION RESULTS
TEXTILE SEGMENT
FISCAL 1994 VERSUS FISCAL 1993
  The Company's textile segment consists of finished woven and knitted textile fabrics sold principally to manufacturers of apparel products. The Company also sells greige goods to fabric converters for various end uses, including pocketing, linings, and lightweight apparel.

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

  The textile segment's capital expenditures totalled approximately $18.3 million for the fiscal year ended July 2, 1994. The major portion of this amount was for the knitted textile plant consolidation project and knitted fabric finishing equipment. Also included were initial expenditures for the woven textile long-term modernization project.
  The Company expects that its knit textile facilities and its woven all cotton facilities will run at or near full capacity during fiscal 1995. However, woven synthetic and greige goods facilities are not expected to run full schedules for at least the first half of fiscal 1995.
  Cotton prices increased sharply in the second half of fiscal 1994. Although some textile fabric prices have increased, the Company has not yet passed its total cotton cost increases to its customers. Profits of the textile segment are sensitive to the amount of its manufacturing capacity utilized, to the cost and availability of raw materials, and to the mix of goods produced.
FISCAL 1993 VERSUS 1992
  Net sales in the textile segment decreased from $472.8 million in the fiscal year ended June 27, 1992 to $444.9 million in the fiscal year ended July 3, 1993. Net sales of knitted textiles were down 12% to $119.9 million and net sales of woven fabrics decreased 4% to $325.1 million from fiscal 1992 to fiscal 1993.
  Sales of knitted textiles were affected adversely by prices which were 13% lower, on average, in fiscal 1993 than in fiscal 1992. Unit sales of knitted fabrics increased by 3%. Sales of woven camouflage and other military-type fabrics sold primarily to the U.S. Defense Department contractors decreased to $23.6 million in fiscal 1993 from $63.6 million in fiscal 1992, but the sales shortfall in this area was more than offset by increases in sales of finished woven fabrics to manufacturers of men's and women's apparel. Sales of unfinished woven textiles were very weak for the first six months of fiscal 1993, resulting in a year to year decline of 24% in the greige goods area. On balance, sales increases of woven finished textiles were more than offset by decreased sales of greige goods.
  Gross profit margins in the textile segment declined from 16% in fiscal 1992 to 13% in fiscal 1993. The principal cause of this decline was the lower prices for knitted fabrics referred to above. In addition, profit margins for unfinished woven fabrics were significantly lower in fiscal 1993 than in the prior fiscal year. Another factor contributing to the gross profit margin decline was related to the rapid growth during the fiscal year in demand for the Company's woven and dyed all cotton sportswear fabrics. Some of the Company's woven fabrics spinning and weaving plants found it difficult to meet quality expectations for all cotton dyed fabrics. As a result, off quality losses were higher in fiscal 1993 than in fiscal 1992. The Company began long term capital projects to address this issue.
  Selling, general and administrative costs in the textile segment were about the same in fiscal 1993 as in the prior fiscal year. However, as a percent of net sales, these costs were 5.2% for the year ended July 3, 1993 as compared to 4.9% in the year ended June 27, 1992.
  Operating profits in the textile segment decreased $18.3 million, or 35%, in fiscal 1993 compared to the prior year. The lower prices for knitted fabrics and lower demand for woven greige goods were the principal causes of the decline in operating profits.
  During fiscal 1993, the textile segment contributed 65% of the Company's consolidated net sales and 47% of the Company's consolidated gross profit.
  Inventories in the textile segment increased by less than $1 million from the end of fiscal 1992 to the end of fiscal 1993. Inventories of knit textiles and finished woven textiles decreased. Inventories of woven greige goods increased.

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

APPAREL SEGMENT
FISCAL 1994 VERSUS FISCAL 1993
  The Company's apparel segment consists of woven and knit branded apparel and knit apparel sold to screen printers and private label accounts. Net sales in this segment decreased by $31.1 million to $178.7 million from fiscal 1993 to fiscal 1994. Sales of branded apparel decreased significantly and sales of non-branded knit apparel increased slightly. Sales of branded apparel in fiscal 1994 decreased 26% to $95 million as compared to sales in fiscal 1993, with both unit sales and average unit price being lower in the same comparative period. Sales of non-branded knit apparel increased 3% to $84 million as compared to sales in fiscal 1993, with unit sales being higher and average unit price being slightly lower in the same comparative period.
  Although consumer demand for its "Duck Head" branded apparel remains good, the Company believes that the delivery problems encountered by its retailer customers during the rapid growth of the brand in the preceding two fiscal years were the principal cause of lower sales in the latest fiscal year. The Company has developed and will install what it believes are better planning and distribution systems to materially improve its orders shipped to orders received ratio. In addition, the Company has decided to build a new, central distribution and office center for the "Duck Head" products. A site has been selected, and construction will begin in fiscal 1995 and is expected to be completed in early fiscal 1996. The number of Duck Head retail outlet stores increased from 33 at the beginning of fiscal 1994 to 36 at present.
  Gross profit margins decreased from 26% in fiscal 1993 to 20% in fiscal 1994. A gross margin increase in knit apparel was more than offset by decreased gross margins in branded apparel and outlet store operations. A significant amount of branded apparel inventories which were carried into fiscal 1994 were sold at closeout prices, and additional reserves were established during fiscal 1994 for future closeout inventory sales.
  The apparel segment represented 29% of the Company's fiscal 1994 consolidated net sales and 36% of the Company's fiscal 1994 gross profit.
  The apparel segment's selling, general, and administrative expenses in fiscal 1994 were $37.1 million as compared to $35.1 million in fiscal 1993. These expenses were 21% of net sales in fiscal 1994 as compared to 17% for fiscal 1993. Knit apparel selling expenses increased significantly due to efforts to merchandise and sell a new line of "Nautilus" knit apparel, and the greater number of outlet stores required additional expenses.
  Other income and expense in the apparel segment included $30.0 million of charges taken to establish reserves for the Alabama case and certain restructuring items.
  Fiscal 1994 operating losses for the apparel segment totalled $31.3 million, including the $30.0 million of other expenses noted above, as compared to operating profits of $18.9 million in fiscal 1993.
  Inventories in the apparel segment at July 2, 1994 totalled $110.3 million, compared to $110.0 million at July 3, 1993. Branded apparel inventories fell slightly and non-branded knit apparel inventories rose slightly during fiscal 1994.
  Capital expenditures in the apparel segment were $3.8 million during fiscal 1994. These repre-
sented improvements in the knitting, fabric finishing, and sewing facilities in this segment.
   The apparel segment's operating results are highly dependent on orders from retailers, and from screen printers who supply finished product to retailers. Generally, when retail sales of apparel are strong, the Company's apparel segment benefits. The Company cannot be certain when (or if) retail sales of its product categories will return to growth levels similar to those of the Spring of 1992.
   This segment's operating results are also dependent upon the utilization of its owned manufacturing facilities. The Company believes that the internal capacity utilization by its apparel segment will be satisfactory in fiscal 1995.
   A law suit with allegations similar to those in the Alabama case referred to above is pending in the United States District Court for the Western District of Kentucky brought by an individual who previously served as an independent sales representative for the Duck Head division. The amount of damages claimed in this suit has not yet been determined.
FISCAL 1993 VERSUS FISCAL 1992
  Net sales in the apparel segment increased slightly to $209.8 million for the year ended July 3, 1993 from $206.8 million in the prior fiscal year. Net sales of woven apparel fell 3% from the fiscal 1992 level while net sales of knit apparel increased by 9%. Gross sales of "Duck Head" labeled products were approximately the same in fiscal 1993 as in fiscal 1992. Knit apparel sales were higher in fiscal 1993 than in fiscal 1992 in both the screen printing and private label areas.
  Apparel sales for fiscal 1993 were impacted adversely by generally sluggish retail apparel sales from January to June 1993. The Duck Head retail outlet operation opened 11 new stores during fiscal 1993, bringing the total at fiscal year end
8
to 33 stores with total sales more than twice those in fiscal 1992.
  Gross profit margins in the apparel segment decreased to 26% in fiscal 1993 from 28% in fiscal 1992. Excess inventories of knitted T-shirts throughout the industry depressed prices for these products. Lower than anticipated "in season" sales led to higher levels of closeout sales than in the prior fiscal year. "In season" sales of branded apparel were depressed both by the poor spring weather, which led to very low levels of reorders for spring season merchandise, and by generally sluggish retail apparel sales throughout the country.
  Selling, general and administrative expenses increased to $35.1 million in fiscal 1993 from $29.6 million in fiscal 1992. These costs were 17% of net sales in fiscal 1993 as compared to 14% in fiscal 1992. Higher advertising costs for the "Duck Head" brand and costs associated with operating the additional retail outlet stores were the major factors that caused these increased costs.
  The combination of lower gross profit margins and higher selling, general and administrative costs as described above led to a 30% decrease in operating earnings from the apparel segment in fiscal 1993 as compared to fiscal 1992.
  The apparel segment represented 31% of the Company's fiscal 1993 consolidated net sales and 44% of the Company's fiscal 1993 gross profit.
  Inventories in the apparel segment were $110.0 million at July 3, 1993 as compared to $90.9 million at June 27, 1992. The major increase occurred in finished goods inventories of branded apparel, caused by products that had been acquired in anticipation of higher sales than actually occurred.
  Capital expenditures in the apparel segment were $10.9 million during fiscal 1993. Capital expenditures included improvements in the Maiden, North Carolina knitting and finishing plant as well as improvements in the segment's sewing plants in the United States and Costa Rica.

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

  The textile segment sells to the apparel segment at a rate approximately 1% over cost. All other intersegment sales are at prices comparable to unaffiliated customers sales. Intersegment operating profit related to the intersegment sales is not significant. Operating profit is total revenue less operating expenses, excluding interest expense, corporate expense and interest income. Included in 1993 operating profit is a net gain on an involuntary conversion in the fitness equipment division. (See Note K).
  During fiscal 1994, the apparel segment recognized a charge of $27 million in connection with a law suit, and the textile, apparel and office products and other divisions recorded restructuring charges of $1,700,000, $2,900,000, and $4,600,000, respectively. Depreciation and amortization include certain writedowns of property and equipment
  Identifiable assets are those assets that are used in the operations of each segment. Amounts shown for corporate assets consist principally of corporate office equipment, deferred loan costs and certain life insurance policies. (See Note H). Capital expenditures include related accounts payable of $1,010,000, $1,694,000 and $6,610,000 for the 1994, 1993 and 1992 fiscal years, respectively.
                                                                              13

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

See notes to consolidated financial statements.
                                                                              17

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Delta Woodside Industries, Inc

                                                                                                   Prepaid
                                                                   Additional                   Contribution        Total
                                              Common Stock          Paid-In        Retained     To Retirement   Shareholders'
                                            Shares      Amount      Capital        Earnings         Plan           Equity
Balance at June 29, 1991................  21,129,150   $211,000   $ 71,403,000   $101,665,000    $  (632,000)   $172,647,000
  Incentive Stock Award Plan
    Shares issued Note E................      74,343      1,000        343,000                                       344,000
  Stock Option Plan, shares issued --
    Note E..............................      17,874                   136,000                                       136,000
  Tax benefits of stock plans...........                                72,000                                        72,000
  Issuance of Common Stock in public
    offering -- Note E..................   5,175,000     52,000    113,239,000                                   113,291,000
  Net income for the year ended
    June 27, 1992.......................                                           40,015,000                     40,015,000
  Cash dividends paid --
    $.35 a share........................                                           (8,836,000)                    (8,836,000 )
  Allocation of shares of Common Stock
    (65,970) in Retirement Plan -- Note
    H...................................                               403,000                       632,000       1,035,000
  Other.................................       4,004                    77,000                                        77,000
Balance at June 27, 1992................  26,400,371    264,000    185,673,000    132,844,000       -0-          318,781,000
  Incentive Stock Award Plan
    Shares issued Note E................       2,502                    37,000                                        37,000
  Stock Option Plan, shares issued --
    Note E..............................      33,188                   265,000                                       265,000
  Tax benefits of stock plans...........                               262,000                                       262,000
  Net income for the year ended
    July 3, 1993........................                                           27,329,000                     27,329,000
  Cash dividends paid --
    $.40 a share........................                                          (10,569,000)                   (10,569,000 )
  Other.................................         825                   144,000                                       144,000
Balance at July 3, 1993.................  26,436,886    264,000    186,381,000    149,604,000       -0-          336,249,000
  INCENTIVE STOCK AWARD PLAN
    SHARES ISSUED NOTE E................      82,309      1,000        666,000                                       667,000
  STOCK OPTION PLAN, SHARES
    ISSUED -- NOTE E....................      22,188                   194,000                                       194,000
  TAX BENEFITS OF STOCK PLANS...........                               144,000                                       144,000
  PURCHASE AND RETIREMENT OF COMMON
    STOCK -- NOTE E.....................  (2,295,650)   (23,000)   (25,271,000)                                  (25,294,000 )
  NET LOSS FOR THE YEAR ENDED
    JULY 2, 1994........................                                          (17,297,000)                   (17,297,000 )
  CASH DIVIDENDS PAID --
    $.40 A SHARE........................                                           (9,786,000)                    (9,786,000 )
                 BALANCE AT JULY 2, 1994  24,245,733   $242,000   $162,114,000   $122,521,000    $  -0-         $284,877,000

See notes to consolidated financial statements.
18

CONSOLIDATED STATEMENTS OF CASH FLOWS
Delta Woodside Industries, Inc

                                                                                    Year Ended
                                                                  JULY 2, 1994     July 3, 1993     June 27, 1992
OPERATING ACTIVITIES
  Net income (loss)............................................   $ (17,297,000)   $  27,329,000    $ 40,015,000
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation..............................................      21,344,000       17,090,000      13,711,000
     Amortization..............................................       1,859,000        1,729,000       1,117,000
     Reduction in excess of cost over assigned value of net
        assets acquired........................................       1,549,000
     Writedown of property and equipment.......................       2,141,000
     Provision for losses on accounts
        receivable.............................................       3,886,000        2,025,000       3,350,000
     Provision for deferred income taxes.......................     (10,810,000)       2,398,000       2,143,000
     Losses (gains) on disposition of property
        and equipment..........................................         113,000       (2,916,000)        173,000
     Compensation under stock plans............................       1,005,000          317,000       1,518,000
     Deferred compensation.....................................         928,000        1,126,000       1,206,000
     Other.....................................................         708,000          753,000        (127,000 )
     Changes in operating assets and liabilities
        net of effects from business
        acquisitions:
        Accounts receivable....................................      17,635,000       23,600,000     (25,736,000 )
        Inventories............................................      (6,265,000)     (17,217,000)    (39,505,000 )
        Other current assets...................................       1,610,000       (1,785,000)        156,000
        Litigation accrual.....................................      25,594,000
        Accounts payable and accrued
           expenses............................................     (11,183,000)       8,255,000      11,621,000
                                           NET CASH PROVIDED BY
                                           OPERATING ACTIVITIES      32,817,000       62,704,000       9,642,000
INVESTING ACTIVITIES
  Acquisitions of businesses, net of
     cash acquired.............................................      (1,565,000)     (20,194,000)
  Property, plant and equipment:
     Purchases.................................................     (30,525,000)     (54,409,000)    (36,246,000 )
     Proceeds of dispositions..................................         698,000        5,878,000         219,000
  Sale of business.............................................       2,102,000
  Other........................................................        (697,000)        (280,000)       (473,000 )
                                               NET CASH USED BY
                                           INVESTING ACTIVITIES     (29,987,000)     (69,005,000)    (36,500,000 )

                                                                                    Year Ended
                                                                  JULY 2, 1994     July 3, 1993     June 27, 1992
FINANCING ACTIVITIES
  Proceeds from revolving lines of credit......................   $  33,000,000    $ 194,000,000    $259,871,000
  Repayments on revolving lines of credit......................     (11,000,000)    (172,640,000)   (315,500,000 )
  Net borrowings on short term line of credit..................      10,347,000
  Scheduled principal payments of long-term debt...............      (1,781,000)      (1,692,000)    (13,802,000 )
  Principal prepayments of long-term debt......................                                       (7,500,000 )
  Net proceeds from sale of Common Stock.......................                                      113,291,000
  Repurchase and retirement of shares of Common Stock..........     (25,294,000)
  Dividends paid...............................................      (9,786,000)     (10,569,000)     (8,836,000 )
  Other........................................................          31,000           82,000        (173,000 )
                                    NET CASH PROVIDED (USED) BY
                                           FINANCING ACTIVITIES      (4,483,000)       9,181,000      27,351,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...............      (1,653,000)       2,880,000         493,000
Cash and cash equivalents at beginning of
  year.........................................................       3,730,000          850,000         357,000
                                      CASH AND CASH EQUIVALENTS
                                                 AT END OF YEAR   $   2,077,000    $   3,730,000    $    850,000

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

                                  Long-term       Capital
Fiscal Year Ending In                debt         leases
    1995......................   $    285,000    $621,000
    1996......................        340,000      63,000
    1997......................        239,000      50,000
    1998......................    160,591,000      50,000
    1999......................        239,000      47,000
    Later Years...............        341,000      64,000
                                 $162,035,000     895,000
Amounts representing
  interest....................                   (118,000 )
Present value of minimum lease
  payments (including current
  portion of $579,000)........                   $777,000

NOTE E -- SHAREHOLDERS' EQUITY
During the first six months of fiscal 1994, the Company repurchased 2,296,000 shares of Common Stock for $25.3 million. In October 1991, the Company sold 5,175,000 shares of Common Stock in a public offering resulting in net proceeds of $113 million. Proceeds from the sale of Common Stock were used to reduce debt under the Company's lines of credit. Registration costs of $404,000 were charged to additional paid-in capital. Had the October 1991 sale of Common Stock and corresponding repayment of borrowings occurred as of the beginning of the 1992 fiscal year, unaudited pro forma earnings per share for fiscal 1992 would have been $1.59.
During fiscal 1991, the shareholders approved a new Incentive Stock Award Plan and a Stock Option Plan. Each of the plans gives the Company the right to grant awards or options for up to 300,000 shares of Common Stock to employees. The Board of Directors intends to seek authorization to award additional shares under the Incentive Stock Award Plan in the annual shareholders' meeting in the Fall of 1995.
Transactions under the Stock Option Plan are as follows:

                                                                                                                        Available
                                                                           Prices         Outstanding    Exercisable    for Grant
June 29, 1991.......................................................   $          4.00      195,500                      104,500
  Granted...........................................................         8.81-9.94       39,500                      (39,500 )
  Became exercisable................................................              4.00                      47,625
  Exercised.........................................................              4.00      (17,874)       (17,874)
  Cancelled.........................................................              4.00      (17,750)                      17,750
June 27, 1992.......................................................         4.00-9.94      199,376         29,751        82,750
  Granted...........................................................         7.00-7.68       16,000                      (16,000 )
  Became exercisable................................................         4.00-9.94                      52,792
  Exercised.........................................................         4.00-9.94      (33,188)       (33,188)
  Cancelled.........................................................         4.00-9.19       (5,500)                       5,500
July 3, 1993........................................................         4.00-9.94      176,688         49,355        72,250
  Granted...........................................................              5.44       20,000                      (20,000 )
  Became exercisable................................................         4.00-9.94                      69,959
  Exercised.........................................................         4.00-9.94      (22,188)       (22,188)
  Cancelled.........................................................         4.00-9.94      (35,374)                      35,374
July 2, 1994........................................................         4.00-9.94      139,126         97,126        87,624

The average exercise price for all options outstanding was $5.13 per share at July 2, 1994. These options expire on various dates beginning November 17, 1995 and ending on December 12, 1997. The options generally become exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. The excess of the fair market value over the exercise price at the date of grant is recognized as compensation expense over the period during which the options become exercisable. Related compensation expense was $232,000, $186,000 and $110,000 during fiscal 1994, 1993 and 1992, respectively.
Under the 1991 Incentive Stock Award Plan, awards for the right to purchase for $.01 per share up to 260,581 shares, 4,164 shares and 14,303 shares were granted to certain management and key employees during fiscal 1994, 1993 and 1992, respectively. The shares granted during fiscal 1994 in excess of shares available are contingent upon shareholder approval. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the prevailing market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of common stock are recorded as an adjustment to additional paid-in capital. Compensation expense for the Company's incentive stock award plan including related tax assistance was $1,111,000, $561,000 and $971,000 for the fiscal years 1994, 1993 and 1992, respectively. Shares available for grant were 113,813, and 113,937 at July 3, 1993 and June 27, 1992, respectively.
During November 1991, the shareholders authorized the Board of Directors to issue up to 10,000,000 shares of preferred stock with a maximum aggregate par value of $250,000,000. The Board of Directors was also authorized to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters.
24

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

The Company made income tax payments of approximately $2,350,000, $20,171,000, and $19,678,000 during the 1994, 1993 and 1992 fiscal years, respectively.
NOTE G -- OPERATIONS BY INDUSTRY SEGMENT
Industry segment information for the Company presented on pages 12 and 13 of this Annual Report is an integral part of these financial statements.
NOTE H -- EMPLOYEE BENEFIT PLANS
Under the terms of the Delta Woodside Industries Employee Retirement Plan, the Board of Directors has the discretion to authorize contributions from time to time to the Retirement Plan of cash or a maximum of 504,790 shares of the Company's Common Stock. A trustee holds the assets of the Retirement Plan for the benefit of the participants who may withdraw amounts or shares only upon retirement, death, disability or other termination of employment. All employees of the Company who are at least 21 years of age with one year of service participate in the Retirement Plan. Amounts allocated to participant accounts generally vest over a five-year period. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. The Retirement Plan qualifies as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan.
The Company's 1994, 1993 and 1992 contributions allocated to participants were $363,000, $1,581,000 and $2,303,000, respectively. The 1994 and 1993 contributions were made in cash and the 1992 contribution included both cash contributions and allocations of stock purchased with excess funds the Retirement Plan received from terminated defined benefit plans the Company acquired in a business acquisition in fiscal 1989.
The Company maintains a 401(k) employee savings and investment plan for employees meeting certain eligibility requirements. The Company made no contributions to the plan for any year presented.
In April 1989, the Company established a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.
The Company has a Deferred Compensation Plan which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of July 2, 1994 and July 3, 1993, the total liability amounted to $4,428,000 and $3,496,000, respectively. The Company insured the lives of certain management employees to assist in funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.
NOTE I -- AFFILIATED PARTY TRANSACTIONS
The Company leases its corporate and other office space from a corporation whose stock is owned one-half each by the president and a vice president of the Company. Additional office space and retail store space is leased from the executive vice president. Certain of these leases are on a monthly basis with others expiring in 1997. Under the leases, the Company made payments of approximately $292,000, $226,000, and $137,000 for the 1994, 1993 and 1992
fiscal years, respectively.
26

NOTE J -- COMMITMENTS AND CONTINGENCIES
During fiscal 1995 the Company plans to spend approximately $45 million for capital improvements and new equipment. About three-quarters of this amount is expected to be incurred in the continuation of the modernization program for the woven fabrics division of the Company's textile segment. The remainder of the fiscal 1995 capital expenditures are planned to include the start of construction on the "Duck Head" central distribution center, and various other projects across all of the Company's business segments. The Company believes that its facilities and equipment are adequate to allow it to remain competitive with its primary competitors.
In fiscal 1994, the Company charged income for $27.1 million to establish a reserve for a judgment entered by an Alabama court in connection with a jury award made on November 24, 1993 in favor of a former independent sales representative of a subsidiary of the Company and two of his assistants, interest costs on that judgement, and related legal expenses in connection with the appeals process. The appeal is now before the Alabama Supreme Court.
During fiscal 1994, the Company made certain decisions regarding its operations which resulted in a restructuring charge. These decisions included restructuring charges of $3.2 million for the sale of the office products business, $1.3 million to abandon plans to develop a spinning plant building and $2.4 million in the apparel segment to discontinue a women's line of apparel and consolidate distribution operations. These restructuring decisions include write-downs of $1.6 million of goodwill and $2.1 of property plant and equipment. At July 2, 1994, $2.4 million remain in accrued liabilities related primarily to leases on vacant facilities and other future costs of the restructuring plan.
Prior to its acquisition by the Company, O'Bryan Brothers, Inc. had established for income tax purposes the basis of customer lists in the amount of $3.6 million. The Internal Revenue Service had audited this matter for the years prior to inclusion in the consolidated federal tax return of the Company and had disallowed the deduction of this basis. The full amount of the customer list was deducted by June 29, 1991. The Company appealed the disallowance. In April, 1994, the Internal Revenue Service offered a choice between two options to the Company in an attempt to settle this case. The Company could also have chosen to remain in the appeals process. After analyzing its options, the Company chose one of the settlement options offered by the Internal Revenue Service. The effect of choosing this option had no material effect on the Company's results. The Company's Nautilus business has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act with respect to three hazardous waste sites. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993. The Company, therefore, has denied any responsibility at the sites and has declined to participate in any settlements. Accordingly, the Company has not provided for any reserves for costs or liabilities attributable to the previous corporation. At two sites the previous company is listed as a "de minimis" party. At the third site the previous company is ranked eleventh out of a total of over 300 potentially responsible parties based on the company's volume of contribution of about 3%. Latest estimates of the cost to clean up the site range up to $4 million. Although there is uncertainty as to several legal issues, the Company believes that it has certain defenses to liability at these sites. Based on the information currently known to it, the Company does not believe that the potential liabilities arising from these three sites will have a materially adverse impact on the Company.
A law suit with allegations similar to those in the Alabama case referred to above is pending in the United States District Court for the Western District of Kentucky brought by an individual who previously served as an independent sales representative for the Duck Head division. The amount of damages claimed in this suit has not yet been determined.
From time to time the Company and its subsidiaries are defendants in legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.
                                                                              27

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

During the second quarter of fiscal 1994, the Company recorded charges of $33 million for a lawsuit and $12.7 million for restructuring. The litigation charge was reduced to $27.1 million during the third quarter and the restructuring charge was reduced to $9.2 million during the fourth quarter due principally to a change in estimate related to the sale of the office products business. Included in the fourth quarter of fiscal 1993 is a pretax gain of $2,487,000 arising from insurance proceeds related to a fire at the Nautilus plant in March 1993.
The Company made certain adjustments in the fourth quarter of fiscal 1994 resulting from changes in estimates that were material to the results of operations. The aggregate effect of the adjustments after applicable income taxes was an increase in net income of $2,432,000.
28

CORPORATE DIRECTORY
OPERATING COMPANIES OF
DELTA WOODSIDE INDUSTRIES, INC.
       DELTA MILLS MARKETING COMPANY
       1071 Avenue of the Americas
            New York, NY 10018
       STEVCOKNIT FABRICS COMPANY
       P.O. Box 1500
            Greer, SC 29652
       DUCK HEAD APPAREL COMPANY
       P.O. Box 688
            89 East Athens Street
            Winder, GA 30680
       DELTA APPAREL COMPANY
       3355 Breckinridge Boulevard
            Suite 100
            Duluth, GA 30136
       DUCK HEAD RETAIL OPERATIONS
       233 N. Main St., Suite 250
            Greenville, SC 29601
       APPAREL MARKETING CORP.
       80 West 40th Street, Suite 80
            New York, New York 10018
       NAUTILUS INTERNATIONAL
       9800 West Kincey Avenue
            Huntersville Business Park, Suite 150
            Huntersville, NC 28078
       CORPORATE OFFICERS
       E. ERWIN MADDREY, II
            President and Chief Executive Officer
       BETTIS C. RAINSFORD
            Executive Vice President, Treasurer
            and Chief Financial Officer
       JANE H. GREER
            Vice President and Secretary
       DOUGLAS J. STEVENS
            Controller and Assistant Secretary
       BRENDA L. JONES
            Assistant Secretary
BOARD OF DIRECTORS
     * C. C. GUY**
       President
       RSI Holdings, Inc.
     * DR. JAMES F. KANE**
       Dean Emeritus, College of Business
       University of South Carolina
     * DR. MAX LENNON**
       President and
       Chief Executive Officer
       Eastern Foods, Inc.
    E. ERWIN MADDREY, II
       President and
       Chief Executive Officer
       Delta Woodside Industries, Inc.
    BUCK A. MICKEL**
       Vice President, RSI Holdings, Inc.
    BUCK MICKEL**
       Chairman of the Board and
       Chief Executive Officer
       RSI Holdings, Inc.
    BETTIS C. RAINSFORD
       Executive Vice President, Treasurer
       and Chief Financial Officer
       Delta Woodside Industries, Inc.
     * Member Audit Committee
       ** Member Compensation Committee
    FORM 10-K
    Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 2, 1994 including financial statements and schedules, but excluding exhibits. Requests should be directed to Jane H. Greer, Vice President and Secretary, Delta Woodside Industries, Inc., 233 North Main Street, Hammond Square, Suite 200, Greenville, South Carolina 29601.
    ANNUAL MEETING
    The Annual Meeting of Shareholders of
    Delta Woodside Industries, Inc. will be held on Thursday, November 10, 1994, at 10:30 a.m., at the Dorothy Gunter Theater of the Peace Center, 101 West Broad Street, Greenville, South Carolina.

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