Form 10-K, Exhibit 13
period 1996-06-29
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 1996-09-27
CIK 806624

                               1996 ANNUAL REPORT

(Delta Woodside logo)

      CONTENTS

      Common Stock Market Prices and
        Dividends.............................................Inside Front Cover

      Selected Financial Data..................................................1

      Letter to Shareholders.................................................2-3

      Management's Discussion and
        Analysis............................................................4-10

      Operations by Industry
        Segment............................................................11-13

      Report of KPMG Peat
        Marwick LLP...........................................................14

      Consolidated Financial
        Statements.........................................................15-27

      Corporate Directory.....................................................28

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

FISCAL QUARTERS:                                              High   1996    Low           High   1995    Low
First Quarter                                              $     9 3/4   $     7 1/2   $         12   $     10 5/8
Second Quarter                                                   7 5/8         6 1/8         11 1/2          9 1/8
Third Quarter                                                        8         4 7/8             11          8 3/8
Fourth Quarter                                                   7 5/8         4 3/8          9 3/8          7 5/8

                                                                             Cash
                                                                        Dividends Declared
First Quarter                                                    $.10                     $.10
Second Quarter                                                    .10                      .10
Third Quarter                                                     .10                      .10
Fourth Quarter                                                                             .10

       Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30.
       As of August 20, 1996 there were approximately 2,080 holders of record of the Company's Common Stock.
       Following the dividend declared in the third quarter of fiscal 1996, the Board of Directors suspended the quarterly dividend until the Company's financial results improve. Any future dividend payments will depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. The most restrictive of the Company's loan covenants in the loan facility, described in Note D, requires a certain minimum tangible net worth.

SELECTED FINANCIAL DATA
In Thousands, Except Ratios, Percentages, Number of Shareholders and Per Share Data

OPERATIONS (1)                               1996      1995      1994      1993      1992      1991      1990      1989      1988
  Net Sales                                $600,172  $597,541  $613,776  $686,239  $705,037  $590,019  $500,894  $569,052  $488,568
  Cost of Goods Sold                        575,211   499,093   514,840   564,352   563,827   480,396   427,788   470,265   409,231
  Gross Profit                               24,961    98,448    98,936   121,887   141,210   109,623    73,106    98,787    79,337
  Operating Profit (Loss) excluding
    Litigation, Restructuring Charges       (54,058)   21,610    18,282    52,585    76,826    59,234    35,342    66,236    52,347
  Litigation (Credit) Charge                 (9,000)   (7,000)   27,096
  Restructuring (Credit) Charges             19,994      (553)    9,199                                   2,265
  Operating Profit (Loss)                   (65,052)   29,163   (18,013)   52,585    76,826    59,234    33,077    66,236    52,347
  Earnings (Loss) Before Interest and
    Taxes                                   (65,052)   31,367   (18,013)   52,585    76,826    59,234    33,077    66,513    54,209
  Interest Expense                           18,993    13,646     8,639     7,775    11,479    22,115    25,768    20,929    12,685
  Income (Loss) Before Income Taxes         (83,597)   17,770   (25,930)   45,172    65,801    37,543     8,029    45,940    41,705
  Income Tax Expense (Benefit)              (20,958)    7,672    (8,633)   16,968    25,786    13,600     2,020    15,643    13,850
  Net Income (Loss)                         (62,639)   10,098   (17,297)   27,329    40,015    23,943     6,009    30,297    27,855
FINANCIAL DATA (1)
  Cash Flow (Net Income (Loss) plus
    Depreciation and Amortization) (8)      (17,724)   34,690     9,596    46,148    54,843    39,041    19,263    40,025    32,421
  Capital Expenditures/Capital Leases        63,743    41,834    29,856    49,575    42,916    15,793    19,250    46,048    32,141
  Depreciation and Amortization (8)          44,915    24,592    26,893    18,819    14,828    15,098    13,254     9,728     4,566
  Working Capital                           (32,648)  286,887   241,950   262,111   266,356   105,498    71,967    78,726    60,811
  Long-Term Debt and Capital Leases             283   219,119   161,948   130,464   110,414    71,189    85,704    88,791    35,254
  Funded Debt (2)(5)                        242,644   219,395   162,812   132,200   112,133   188,352   227,097   223,397   118,528
  Shareholders' Equity (3)                  217,335   286,499   284,877   336,249   318,781   172,647   127,575   127,169    86,462
  Capital Employed (4)                      459,979   505,894   447,689   468,449   430,914   360,999   354,672   350,566   204,990
  Total Assets (5)                          537,716   610,296   567,003   573,946   524,756   434,424   414,497   331,066   177,300
FINANCIAL RATIOS (1)
  Net Sales divided by Inventory                4.3       2.6       3.0       3.5       4.0       4.3       3.5       4.4       6.3
  Net Sales divided by Accounts Receivable      4.9       4.9       5.2       4.9       4.3       4.2       4.5       4.6       4.9
  Net Sales divided by Capital Employed         1.3       1.2       1.4       1.5       1.6       1.6       1.4       1.6       2.4
  Operating Income (Loss) as % of Capital
    Employed                                  (14.0)      6.2      (3.9)     11.3      17.9      16.5       9.5      19.1      26.5
  Current Ratio                                  .9       4.8       3.5       4.1       4.4       1.6       1.4       1.7       2.2
  Interest Coverage                            (3.4)      2.3      (2.1)      6.8       6.7       2.7       1.3       3.2       4.3
  Gross Profit as % of Sales                    4.2      16.5      16.1      17.8      20.0      18.6      14.6      17.4      16.2
  Pretax Income (Loss) as % of Sales          (13.9)      3.0      (4.2)      6.6       9.3       6.4       1.6       8.1       8.5
  Net Income (Loss) as % of Sales             (10.4)      1.7      (2.8)      4.0       5.7       4.1       1.2       5.3       5.7
  Net Income (Loss) as % of Beginning
    Equity                                    (21.9)      3.5      (5.1)      8.6      23.2      18.8       4.7        35        47
COMMON STOCK DATA (PER SHARE) (1)(6)
  Net Income (Loss)                           (2.56)      .42      (.70)     1.03      1.62      1.27       .32      1.65      1.60
  Dividends                                     .30       .40       .40       .40       .35       .30       .30       .20       .05
  Book Value                                   8.89     11.76     11.75     12.72     12.07      8.17      6.76      6.82      4.97
  Price Range (7)  -- High                    9 3/4       12      12 1/2   18 3/8    25 1/4       141/8  17 7/8    16 1/2    14 1/4
                   -- Low                     4 3/8     7 5/8      9 3/4   11 1/8    13 1/2        35/8   6 1/2     8 3/4     5 1/4
  Weighted Average Shares Outstanding        24,443    24,317    24,550    26,421    24,670    18,879    18,733    18,338    17,385
  Approximate Number of Shareholders          2,081     2,154     2,221     2,340     2,255     2,062     2,575     1,475     1,250

OPERATIONS (1)                                    1987
  Net Sales                                 $ 417,461
  Cost of Goods Sold                          343,623
  Gross Profit                                 73,838
  Operating Profit (Loss) excluding
    Litigation, Restructuring Charges          47,935
  Litigation (Credit) Charge
  Restructuring (Credit) Charges
  Operating Profit (Loss)                      47,935
  Earnings (Loss) Before Interest and
    Taxes                                      46,993
  Interest Expense                             12,939
  Income (Loss) Before Income Taxes            34,238
  Income Tax Expense (Benefit)                 12,667
  Net Income (Loss)                            21,571
FINANCIAL DATA (1)
  Cash Flow (Net Income (Loss) plus
    Depreciation and Amortization) (8)         24,908
  Capital Expenditures/Capital Leases           7,924
  Depreciation and Amortization (8)             3,337
  Working Capital                              63,602
  Long-Term Debt and Capital Leases            38,832
  Funded Debt (2)(5)                          115,732
  Shareholders' Equity (3)                     59,015
  Capital Employed (4)                        174,747
  Total Assets (5)                            149,116
FINANCIAL RATIOS (1)
  Net Sales divided by Inventory                  5.8
  Net Sales divided by Accounts Receivable        4.5
  Net Sales divided by Capital Employed           2.4
  Operating Income (Loss) as % of Capital
    Employed                                     27.0
  Current Ratio                                   2.2
  Interest Coverage                               3.6
  Gross Profit as % of Sales                     17.7
  Pretax Income (Loss) as % of Sales              8.2
  Net Income (Loss) as % of Sales                 5.2
  Net Income (Loss) as % of Beginning
    Equity                                        245
COMMON STOCK DATA (PER SHARE) (1)(6)
  Net Income (Loss)                              1.36
  Dividends                                        --
  Book Value                                     3.41
  Price Range (7)  -- High                         16 1/2
                -- Low                              9 7/8
  Weighted Average Shares Outstanding          15,840
  Approximate Number of Shareholders            1,300

 (1) Financial data reflect the following major business additions from their respective dates of acquisition: (i) a portion of the knit apparel operation and a portion of the woven apparel operation acquired on September 7, 1988; (ii) a portion of the woven apparel operation (including the "Duck Head" label) acquired on February 1, 1989; and (iii) Nautilus International and a portion of the affiliated license products company acquired January 20, 1993.
 (2) Funded Debt includes long- and short-term debt, capital leases and offset factor borrowings. See Note 5.
 (3) Shareholders' Equity at June 27, 1992 and June 29, 1991 includes approximately $113 million and $25.5 million of net proceeds from sales of Common Stock in October 1991 and June 1991, respectively.
 (4) Capital Employed includes shareholders' equity and funded debt.
 (5) Prior to fiscal 1990, the Company offset certain assigned receivables and borrowings relating to its former factor agreements. Had these items not been offset, the Company's accounts receivable and notes payable at the end of the 1989, 1988 and 1987 fiscal years would have each been increased by approximately $79.4 million, $73.6 million and $64.7 million, respectively.
 (6) Per share data and weighted average common shares outstanding for fiscal 1987 give retroactive effect to the issuance of 15,000,000 shares of Common Stock relating to the reorganization of companies under common control effective November 25, 1986.
 (7) The Company's Common Stock began trading publicly in February 1987.
 (8) Depreciation and amortization include certain write-downs of property and equipment of $15 million and $2 million in fiscal years 1996 and 1994, respectively.

TO OUR FELLOW SHAREHOLDERS

(Photo of E. Erwin Maddrey, II appears here)
E. ERWIN MADDREY, II

To Our Fellow Shareholders:

  The 1996 fiscal year was a particularly difficult one for us. Sales of apparel at retail throughout the whole country were relatively weak during most of the fiscal year. Volume and prices in our Stevcoknit fabrics knitted textile division were especially weak through most of the year, and extraordinarily high fiber costs pushed gross margins in that division into the loss column. Sales volume at our Duck Head branded apparel business was lower than in fiscal 1995, and costs of disposing of excess inventories in this operation were significantly higher than we had planned. On the other hand, results at our Delta Apparel T-shirt business continued to improve, and operating profits in the Delta Mills woven fabrics operation were only down slightly, despite record high cotton costs.
  In the fourth quarter of fiscal 1996, we took substantial write-offs to our excess branded apparel inventories and also wrote down the value of our textile knitting and knit finishing plants. We also charged income to set up various restructuring reserves related principally to plant closings.
  Last year we told you that we planned to open several Duck Head Clearance Stores to sell the excess inventory that we held in this operation. We now have seven of these stores in operation, and, during the fiscal year, we sold the quantities of excess inventory that we had planned. However, we found that the cost of disposing of the excess inventories in this manner was significantly higher than we had expected. In addition, to turn this excess inventory into cash through direct sales of large quantities, we made some direct sales at prices lower than we had anticipated. We feel that the reserves we have now established will cover all future losses as we continue to reduce this excess stock.
  During the fourth quarter, we looked carefully at all of our fixed assets and determined that we should write down the book value of our textile knitting and knit finishing plants. Over the past several years, sales of knitted garments in the U.S. have continued to increase. However, during this same period, imports of knitted apparel have risen much faster than retail sales. Consequently, domestic production of knitted garments has fallen significantly. During fiscal 1996, we established a new Private Label Division with the intent of marketing finished garments utilizing fabrics made in our Stevcoknit division and assembled outside of the U.S.
  We spent $64 million on new plant and equipment during the year just closed. The majority of these expenditures was made in order to convert our Beattie plant (Fountain Inn, S.C.) from spinning and weaving light weight, unfinished fabric using old technology into spinning and weaving a heavier weight fabric to be finished at our Delta 3 finishing plant near Cheraw, S.C. The Beattie plant will soon be a state of the art spinning and weaving facility. The first half of this project was completed near the end of fiscal 1996, and the second half will be completed around the end of calendar 1996. Our weaving plant in Greer, S.C. was closed in April as production in the Beattie weaving plant began to build due to the modernization project there.
  During fiscal 1996, our Duck Head operation began to turn back in the right direction. The new Duck Head distribution center opened early in calendar 1996, and we have consolidated goods from several warehouses into this new facility. The most recent reports from our retail customers indicate that the brand is selling well.
  Sales in our Delta Apparel division, a vertical producer of T-shirts and fleece garments rose 21% from those of fiscal 1995. During fiscal 1996 we started up a large sewing plant in Honduras. This facility now employs over 800 people and is building production as we had planned. Our Honduras plant is helping us preserve our gross margins in this division as T-shirt prices continue to fall in the face of vigorous competition.

  In view of the generally poor markets in which we operated during last fiscal year, we put a lot of attention on getting our assets in better shape. We put great pressure on our various divisions to reduce inventories during fiscal 1996. By year end, they had brought inventories down about $55 million from the end of fiscal 1995. After taking year end inventory reserve adjustments into account, we began fiscal 1997 with $85 million less inventory on the books that we had a year earlier.
  While it is too early to project a recovery to the levels of profitability that we experienced in our 1991, 1992 and 1993 fiscal years, we do believe that we have put many of our problems behind us, and are cautiously optimistic that fiscal 1997 will show much improved performance.

(Photo of Bettis C. Rainsford appears here)
BETTIS C. RAINSFORD

(Signature of E. Erwin Maddrey, II)
E. Erwin Maddrey, II
President and
Chief Executive Officer

(Signature of Bettis C. Rainsford)
Bettis C. Rainsford
Executive Vice President, Treasurer
and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CONSOLIDATED COMPANY RESULTS

FISCAL 1996 VERSUS FISCAL 1995
  Consolidated net sales for the year ended June 29, 1996 were $600 million as compared to $598 million in the fiscal year ended July 1, 1995. Net sales in fiscal 1996 declined in the textile segment and increased in the apparel segment as compared with net sales in fiscal 1995.
  Consolidated gross profit margin for fiscal 1996 was 4%, as compared to the gross profit margin of 16% in the prior fiscal year. Gross margins declined in all of the Company's segments, primarily due to charges to increase the reserve for excess inventories, and reduced plant running schedules. These charges are described later.
  Consolidated selling, general, and administrative expense for fiscal 1996 totaled $79 million, or 13% of net sales, compared to $77 million, or 13% of net sales in fiscal 1995.


                              NET SALES
                    FISCAL YEARS ENDED JUNE OR JULY
                       (In Thousands of Dollars)

  1991       1992           1993       1994        1995        1996
590,019    705,037        686,239    613,776     597,541     600,172

  Net interest expense totaled $18.5 million for fiscal 1996 as compared to $13.6 million incurred in fiscal 1995, due to the combination of higher interest rates and higher average debt levels. Because the Company's operating earnings to interest ratios have declined, the rate of interest paid by the Company has increased. At June 29, 1996 the Company's interest rate is LIBOR plus 2.5% as compared to LIBOR plus .75% at July 1, 1995. The Company's outstanding debt increased by $23 million during fiscal 1996, primarily a result of the plant modernization program in the woven textile division.
  The effective income tax rates for the 1996 and 1995 fiscal years were 25% and 43%, respectively. The lower tax rate for fiscal 1996 was primarily due to the $9.6 million increase in valuation allowances recognized in part to offset the portion of the fiscal 1996 tax loss which could not be carried back to prior years, and also to the different effects that permanent nondeductible tax items had on the pretax losses in fiscal 1996, as compared to the effect on pretax income in fiscal 1995.
  During fiscal 1996, the Company recognized significant charges including $25 million to increase market reserves associated with excess inventories in the apparel segment, $12 million to reduce to appraised value the knitting and knit finishing assets of the knitted textile division, and $8 million of other restructuring charges in the woven textile division and the apparel segment.
  During fiscal 1996 the Company recognized tax benefits of only $21 million. Remaining tax benefits of $9.6 million cannot be recognized until the Company has sufficient taxable income to utilize the benefits.
  The net loss for fiscal 1996 was $63 million as compared to net income of $10 million for fiscal 1995. Net loss or income for fiscal 1996 and 1995 includes pretax credits to income of $9 million and $7 million, respectively, related to certain litigation charges recognized in fiscal 1994, and settled during fiscal 1996 and 1995. Net income for fiscal 1995 also includes life insurance proceeds of $2.2 million.
  Consolidated inventories totaled $141 million at June 29, 1996 as compared to $226 million at July 1, 1995, a decline of 38% or $85 million. The reduction in inventory is primarily attributable to decreases in inventory production, while $25 million of the decline is attributable to charges to write down inventory, as previously described. The reduction in plant running schedules resulted in increased costs per unit in fiscal 1996 because the fixed costs at the plants were spread over fewer units produced. The Company does not expect further decreases in the dollar value of its inventory, but does expect the units of inventory to decline as excess branded apparel inventories are sold.
  The Company's order backlog at June 29, 1996 stood at $168 million as compared to $140 million at July 1, 1995, an increase of $28 million or 20%. Order backlogs were down slightly in the textile segments but higher in the apparel segment. The Company believes that order backlogs are generally indicative of future sales.

  The Company believes that its profit margins will remain under pressure due to the continued weak demand for textiles generally and especially for knit textiles prepared for printing.

FISCAL 1995 VERSUS FISCAL 1994
  Consolidated net sales for fiscal 1995 were $598 million as compared to $614 million in fiscal year 1994, a decrease of 3%. Sales in fiscal 1994 included $17 million from the Company's Harper Brothers operation which was sold in June of 1994.
  Consolidated gross profit margin for fiscal 1995 was 16.5%, as compared to the gross profit margin of 16.1% in the prior fiscal year. Gross margins improved slightly in the apparel segment, and decreased in the Company's textile and "other business" segment.

                         NET INCOME (LOSS)
                  FISCAL YEARS ENDED JUNE OR JULY
                     (In Thousands of Dollars)

  1991       1992           1993       1994        1995        1996
23,943     40,015          27,329   (-17,297)     10,098     (-62,639)

  Consolidated selling, general, and administrative expense for fiscal 1995 totaled $77 million, or 13% of net sales, compared to $82 million, or 13% of net sales in fiscal 1994.
  Net interest expense totaled $13.6 million in fiscal 1995 as compared to $7.9 million incurred in fiscal 1994, due to the combination of higher interest rates and higher average debt levels. Final settlement of the Alabama litigation, higher accounts receivable and inventories, and higher capital expenditures accounted for the major part of the Company's need for additional borrowed funds during fiscal 1995.
  The effective income tax rates for the 1995 and 1994 fiscal years were 43% and 33%, respectively. The lower tax rate for fiscal 1994 was primarily due to the different effects that permanent nondeductible tax items had on the pretax losses in fiscal 1994, as compared to the effect on pretax income in fiscal 1995.
  Net income in fiscal year 1995 was $10 million as compared to a net loss of $17 million in fiscal year 1994. Net income for fiscal 1995 included pretax credits to income of $7 million from the reversal of certain litigation reserves established in fiscal 1994, and then reduced after settlement in fiscal 1995. In fiscal 1994, the Company had charged pretax income for $27.1 million to establish the reserve for a judgment entered by an Alabama court on November 24, 1993, to three former independent sales representatives of a subsidiary of the Company. In addition, in fiscal 1994 the Company charged pretax income $9.2 million for expenses related to restructuring decisions made during that year. Without these special credits and charges, net income of approximately $5.5 million and $5.7 million would have resulted for fiscal years 1995 and 1994, respectively. Net income for fiscal 1995 includes life insurance proceeds of $2.2 million.
  The Company's order backlog at July 1, 1995 was $140 million as compared to $152 million at July 2, 1994, a decrease of $12 million. Order backlogs were lower in the textile and apparel segments, and higher in the Company's "other business" segment at the end of fiscal 1995 than they were at the end of fiscal 1994.

DIVISION RESULTS
TEXTILE SEGMENT

FISCAL 1996 VERSUS FISCAL 1995
  The Company's textile segment consists of finished woven and knitted textile fabrics sold principally to manufacturers of apparel products. The segment also sells unfinished fabrics to converters for various end uses, and produces yarn for the apparel segment.
  Net sales in the textile segment decreased $17 million to $377 million in fiscal 1996 from $394 million in fiscal 1995. All of the decrease came in the knitted textiles division while the woven textile division was slightly higher. Within the woven division, lower unit sales were more than offset by higher prices on a different mix of goods sold in fiscal 1996 as compared to fiscal 1995. In the knitted fabrics division, unit volume and average selling prices were both lower in all product categories.
  Sales of woven textiles accounted for approximately 49% of the Company's consolidated net sales for fiscal years 1996 and 1995. Sales of knitted textiles accounted for approximately 14% and 17% of consolidated net sales for fiscal years 1996 and 1995, respectively.

                            NET INCOME AS A
                              % OF SALES
                    FISCAL YEARS ENDED JUNE OR JULY

  1991       1992           1993       1994        1995        1996
   4.1        5.7            4.0       -2.8        1.7         -10.4

  Gross profit margins in the textile segment declined from 11% in fiscal 1995 to 3% in fiscal 1996. The decrease is nearly all attributable to the knitted textile division where lower sales prices, lower units sold, and reduced running schedules in conjunction with higher raw material prices adversely affected margins in fiscal 1996 as compared to fiscal 1995. Gross margins for woven textiles declined slightly in fiscal 1996 as compared to fiscal 1995, being adversely impacted by historically high raw material costs, and by continuing disruptions caused by the Company's plant modernization program. The Company expects the disruptions to end in the third quarter of fiscal 1997. The purpose of this large capital project is to expand the Company's position in bottomweight finished fabric markets and to lower production costs.
  Selling, general, and administrative expenses in the textile segment for fiscal year 1996 totaled $23 million as compared with $24 million in fiscal 1995. As a percent of net sales, these expenses were 6.1% in fiscal 1996 as compared to 6.2% in fiscal 1995.

                            SHAREHOLDERS' EQUITY
                       FISCAL YEARS ENDED JUNE OR JULY
                          (In Thousands of Dollars)

  1991(1)       1992(2)           1993       1994        1995        1996
  172,647       318,781         336,249     284,877    286,499     217,335

(1) 1991 Common Stock Offering Proceeds: $25,497
(2) 1992 Common Stock Offering Proceeds: $113,291

  Operating profits in the textile segment were down $45 million in fiscal 1996 from fiscal 1995. Profits were down slightly in the woven division, but were down significantly in the knitted textile division as a result of the $12 million impairment charge described below, historically high raw material costs, lower sales prices and reduced plant running schedules, which resulted in increased fixed costs per unit of production. The reduced running schedules increased unit costs, but helped the textile segment reduce inventories to $75 million at June 29, 1996 as compared to $96 million at July 1, 1995.
  The history of operating losses at the knitting and knit finishing operation's two plants caused the Company to recognize a charge to reduce the book value of the fixed assets in this business to appraised value. While the Company has recognized an impairment charge relating to these plants, the Company is hopeful that reduced raw material prices, from the historically high levels of fiscal 1996, will help these plants operate at a profit in fiscal 1997. The Company will monitor closely the performance of these plants during the coming year.
  During fiscal 1996, the textile segment contributed 63% of the Company's consolidated net sales and 51% of the Company's consolidated gross profit, as compared to 66% and 45%, respectively, in fiscal 1995.
  The textile segment's capital expenditures totaled approximately $42 million for fiscal 1996. The major portion of these expenditures was related to the woven textile long-term modernization project.
  Although the Company expects greater utilization of textile capacity in fiscal 1997 than in fiscal 1996, the Company expects both the woven and knit operations to run at less than full capacity in fiscal 1997.
  Cotton prices reached a record high during the last months of fiscal 1995, and remained high during most of fiscal 1996. At the same time, prices of synthetic fibers utilized by the Company also escalated. The Company has been able to negotiate higher prices for many of its finished woven textile fabrics, but not at prices high enough to cover increases in its current average fiber costs. Profits in the textile segment are sensitive to the amount of its manufacturing capacity that is utilized, to the cost and availability of its principal raw materials, and to the mix of goods produced.

FISCAL 1995 VERSUS FISCAL 1994
  Net sales in the Company's textile segment increased to $394 million in fiscal year 1995 from $391 million in fiscal year 1994. Sales of both woven and knitted textiles were slightly higher in fiscal 1995 than in the prior fiscal year. In the woven textile sector, lower sales of unfinished fabrics were more than offset by higher sales of finished cotton and blended fiber fabrics. Sales of woven textiles accounted for approximately 49% and 47% of the Company's consolidated net sales for fiscal years 1995 and 1994, respectively. Sales of knit textiles accounted for approximately 17% in fiscal years 1995 and 1994.

                    EARNINGS (LOSS) PER SHARE
                  FISCAL YEARS ENDED JUNE OR JULY
                         (Dollars Per Share)

  1991       1992           1993       1994        1995        1996
  1.27       1.62           1.03       .70         .42         -2.56

1991 Weighted Average Shares Outstanding--18,879,000
1992 Weighted Average Shares Outstanding--24,670,000
1993 Weighted Average Shares Outstanding--26,421,000
1994 Weighted Average Shares Outstanding--24,550,000
1995 Weighted Average Shares Outstanding--24,317,000
1996 Weighted Average Shares Outstanding--24,443,000


  Gross profit margins in the textile segment declined from 12% in fiscal 1994 to 11% in fiscal 1995. Gross margins for knitted textiles improved from fiscal 1994 to fiscal 1995, despite a dramatic slowdown since March 1995 in demand for textiles knitted and prepared for printing. Gross margins for woven textiles declined from fiscal 1994 to fiscal 1995, being adversely impacted by poor prices obtained in sales of unfinished fabrics, by higher raw material costs, and by certain manufacturing disruptions caused by the Company's plant modernization program.
  Selling, general, and administrative expenses in the textile segment for the year ended July 1, 1995 totaled $24 million as compared with $26 million in the fiscal year ended July 2, 1994. As a percent of net sales, these costs were 6.2% in fiscal 1995 as compared to 6.6% in fiscal 1994.
  Operating profits in the textile segment increased $2.7 million, or 14%, from fiscal 1994 to fiscal 1995.
  During fiscal 1995, the textile segment contributed 66% of the Company's consolidated net sales and 45% of the Company's consolidated gross profit, as compared to 64% and 46%, respectively, in fiscal 1994.
  Textile segment inventories were 3.3% higher at July 1, 1995 than at July 2, 1994. Knitted textiles accounted for the increase in the segment's inventory level, due to a marked slowdown towards the end of fiscal 1995 in new orders for fabric prepared for printing.
  The textile segment's capital expenditures totaled approximately $35.2 million for fiscal 1995. The major portion of these expenditures was related to the woven textile long-term modernization project.

APPAREL SEGMENT

FISCAL 1996 VERSUS FISCAL 1995
  The Company's apparel segment consists of woven and knit branded apparel sold primarily to retailers, and knit apparel sold to screen printers, distributors and private label accounts.
  Net sales in the apparel segment increased by $17 million to $193 million in fiscal 1996 as compared to $176 million in fiscal 1995. Increased sales of knit apparel for printing were offset somewhat by decreased sales of branded apparel. Increased sales of knit apparel for printing were due to increased units, but at lower average prices. Lower sales of branded apparel were due to fewer units being sold as well as lower average prices related to the excess inventories. Sales of knit apparel for printing accounted for approximately 21% and 17% of the Company's consolidated net sales for fiscal years 1996 and 1995, respectively. Sales of branded apparel accounted for approximately 11% and 12% of the Company's consolidated net sales for fiscal years 1996 and 1995, respectively.
  During fiscal 1996, the Company established a new sewing operation for knit apparel items in Honduras. The plant began producing garments in September 1995. In June 1996 the plant was running at 55% of capacity with full capacity expected by February 1997.
  Construction of the Company's branded apparel distribution center in Winder, Georgia was completed during fiscal 1996, and began operations in January of 1996.
  Since June 1996 this facility has served as the headquarters for the Duck Head Apparel operations. The Company believes that this facility will lower its branded apparel distribution costs and contribute to more efficient administrative operations. The Company believes that its systems for planning inventory acquisitions and for distribution of its branded apparel are now operating satisfactorily.
  During fiscal 1996, the Company established a new Private Label Division with the intent of marketing finished garments utilizing fabrics made in our Stevcoknit division and assembled outside the U.S.
  Gross profit margins for the apparel segment decreased to 1% in fiscal 1996 as compared to 25% in fiscal 1995. Gross margins declined in the knit apparel division, but fell negative in the branded apparel division, due to the charges in fiscal 1996 for increased inventory reserves associated with excess inventories. While in fiscal 1996 the Company met its goal of unit sales of the excess branded inventory, it found that the costs of such sales were higher than expected.
  The apparel segment represented 32% of the Company's fiscal 1996 consolidated net sales and 9% of the consolidated gross profit, as compared to 29% and 44%, respectively, in fiscal 1995.
  Selling, general, and administrative expenses in the apparel segment totaled $41 million in fiscal 1996, an increase of 11% from fiscal 1995. These expenses remained nearly level as a percent of sales in fiscal 1996 compared to fiscal 1995.
  Fiscal 1996 operating losses in the apparel segment totaled $36 million as compared to operating profit of $14 million in fiscal 1995. Fiscal 1996 results include restructuring charges of $7 million and credits to litigation expense of $9 million, while fiscal 1995 includes credits to litigation expense of $7 million.
  Inventories in the apparel segment at June 29, 1996 totaled $62 million, compared to $125 million at July 1, 1995. The large decrease is attributable to reduced plant running schedules and the $25 million increase in reserves for excess inventory.
  During fiscal 1996, excess branded apparel inventory was sold through retail clearance stores. The cost of disposing of these inventories through these stores was higher than expected, prompting the Company to increase reserves for the remaining inventories, as described elsewhere. As the Company realized lower returns on the sale of excess inventories through the retail clearance stores, direct sales in large quantities at lower prices became more attractive. Towards the end of fiscal 1996, additional quantities of excess inventories were sold in large quantities, and at lower margins. Management is continuing with its plan to reduce these inventories over the next two years through retail clearance stores and direct sales in large quantities.
  Capital expenditures in the apparel segment were $21 million during fiscal 1996, primarily to complete the new distribution center in the branded apparel division and the new sewing facility in Honduras.
  The apparel segment's operating results are dependent in large part on orders from retailers, distributors, and screen printers who supply finished garments to retailers. Generally, when retail sales of apparel are strong, the Company's apparel segment benefits. This segment's operating results are also dependent on the utilization of its owned and leased manufacturing facilities. The Company believes that it will operate its knit apparel facilities at or near full capacity during fiscal 1997. However, it does not believe that its branded apparel facilities will be fully utilized during any part of fiscal 1997.

FISCAL 1995 VERSUS FISCAL 1994
  Net sales in the apparel segment decreased by $2.8 million, or 2%, from fiscal 1994 to fiscal 1995. Increased sales of knit apparel for printing were more than offset by decreases in sales of branded apparel. Increased sales of knit apparel for printing were due to both increased units and average prices. Lower sales of branded apparel were due to fewer units being sold. Sales of knit apparel for printing accounted for approximately 14% and 17% of the Company's consolidated net sales for fiscal years 1994 and 1995, respectively. Sales of branded apparel accounted for approximately 15% and 12% of consolidated net sales for fiscal years 1994 and 1995, respectively.
  Gross profit margins in the apparel segment increased to 25% in fiscal 1995 from 20% in fiscal 1994. Gross margins improved in the apparel segment, primarily due to better average prices for knit apparel for printing as compared to the prior fiscal year.
  The apparel segment represented 29% of the Company's fiscal 1995 consolidated net sales and 44% of the Company's fiscal 1995 consolidated gross profit, as compared to 29% and 36%, respectively, in fiscal 1994.
  Selling, general, and administrative expenses in the apparel segment totaled $37 million in fiscal 1995, a 3% reduction from fiscal 1994. These expenses were 21% of net sales in fiscal 1995 and fiscal 1994.
  Fiscal 1995 operating profits in the apparel segment totaled $14.7 million as compared to an operating loss of $31.3 million in fiscal 1994. When the unusual credit and charges to operating profits referred to earlier are removed from both years, operating profits would have been $7.7 million in fiscal 1995 as compared with an operating loss of $1.3 million in fiscal 1994.
  Inventories in the apparel segment at July 1, 1995 totaled $127 million, compared to $110 million at July 2, 1994. Inventories of knit apparel for printing increased in proportion to the increase in sales of these products. Inventories of branded apparel increased due to sales of these products being less than anticipated.
  Capital expenditures in the apparel segment were $4.8 million during fiscal 1995. These represented improvements in the knitting, fabric finishing, and sewing facilities in this segment.

                            FUNDED DEBT
                          TO EQUITY RATIO
                   FISCAL YEARS ENDED JUNE OR JULY

  1991       1992           1993       1994        1995        1996
1.1 to 1   0.4 to 1      0.4 to 1    0.6 to 1    0.8 to 1    1.1 to 1

LIQUIDITY AND SOURCES OF CAPITAL
  During fiscal 1996, the Company financed its operations and capital expenditures primarily through cash generated from operations, especially reductions in inventory. The Company also increased its debt to assist in financing the ongoing capital expenditure projects.
  The Company generated operating cash flows of $51 and $33 million for the 1996 and 1994 fiscal years, respectively, but used $15 million in cash to fund its operations during fiscal 1995. Cash generated from operations and borrowings has been used primarily to finance capital expenditures, including equipment purchases.
  As of June 29, 1996, the Company had reduced current assets by $83 million from the end of fiscal 1995 as a result of its inventory reduction plan.
  On March 15, 1996, the Company amended and restated its Credit Agreement with certain banks to secure the debt. At June 29, 1996, $118 million in receivables, $104 million in inventory and $158 million in equipment serve as collateral for the agreement. The amended agreement retains certain overall borrowing limits, but further limits borrowing to percentages of assets pledged as collateral. The agreement increased restrictions on the payment of dividends. Based on certain financial ratios, interest rates under the agreement increased by approximately 150 basis points.
  At June 29, 1996, borrowings under the Company's Credit Facility totaled $242 million at a weighted average interest rate of 8.1% per annum as compared to 6.8% at July 1, 1995.
  Certain conditions apply to the Company's ability to borrow under its Credit Facility, including compliance with financial covenants. See Note D of the accompanying financial statements for a description of loan covenants, which information is incorporated herein by reference.
  The Credit Facility will mature September 30, 1997; however the Company is negotiating with certain lenders to replace its existing Credit Facility with one which has greater availability. The existing Credit Facility requires certain financial ratios which the Company has not achieved. Because the Company is in default under the terms of the agreement, the Credit Facility has been reported as current in the accompanying financial statements. Although there can be no assurance, the Company believes that it will be able to replace the existing Credit Facility prior to maturity. The Company expects such a new facility to have a similar or slightly higher rate of interest.
  At a meeting of the Company's Board of Directors on May 9, 1996, the decision was made to suspend the quarterly dividend until the Company's financial results improve. Future dividend policy will depend upon the Company's ability to produce adequate cash flows in future quarters.
  During fiscal 1996, the Company had approximately $64 million in expenditures for property, plant, and equipment. Of this amount, approximately $42 million was spent in the textile segment with most of the expenditures relating to the long-term capital project for modernizing the Company's woven textile production facilities. Approximately $21 million was spent in the apparel segment.
  During fiscal 1997, the Company plans to spend approximately $33 million for capital improvements and new equipment. The majority of this amount is expected to be spent to complete the woven fabrics modernization program. The Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors.
  The net losses for fiscal 1996 resulted in an income tax loss carryback for which the Company expects to receive a refund of approximately $8.5 million in the early part of fiscal year 1997.
  The Company believes that, with replacement of the existing Credit Facility, cash flow generated by its operations and funds available under the future Credit Facility will be sufficient to service its bank debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures.

ENVIRONMENTAL MATTERS
  The Company believes that it is in compliance in all material respects with federal, state, and local environmental statutes and requirements.
  The Company's Nautilus business has been named as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act

("CERCLA") with respect to three sites in North Carolina, South Carolina, and Mississippi. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation (the "Selling Corporation") whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993.
  At the North Carolina site, the Company's information is that there are over 1,400 PRPs, and the Selling Corporation is listed as a "de Minimis" party.
  At the South Carolina site, there are over 700 PRPs, and the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party.
  At the Mississippi site, the PRP group has completed a surface removal action. Soil and groundwater contamination, both at the site and in the surrounding area is now being investigated. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, the latest estimates of costs to clean up the site range up to $4 million. Trichloroethane, one of the substances delivered by the Selling Corporation to the site, has been found in the site's groundwater and at nearby residential drinking water wells.
  Although no assurance can be provided, the Company believes that it is shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company. The Company has denied any responsibility at these three sites, has declined to participate as a member of the respective PRP groups, and has not provided for any reserves for costs or liabilities attributable to the Selling Corporation.

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

                                                                                    June 29, 1996    July 1, 1995    July 2, 1994
Net Sales:
  Textiles
    Unaffiliated customers.......................................................   $376,861,000     $393,736,000    $391,401,000
    Intersegment.................................................................     25,600,000       20,192,000      15,660,000
                                                                                     402,461,000      413,928,000     407,061,000
  Apparel, including retail stores
    Unaffiliated customers.......................................................    192,866,000      175,866,000     178,681,000
                                                                                     192,866,000      175,866,000     178,681,000
  Fitness equipment and other
    Unaffiliated customers.......................................................     30,445,000       27,939,000      43,694,000
    Intersegment.................................................................        871,000          866,000       1,474,000
                                                                                      31,316,000       28,805,000      45,168,000
  Intersegment Eliminations......................................................    (26,471,000 )    (21,058,000)    (17,134,000)
      Total......................................................................   $600,172,000     $597,541,000    $613,776,000
Gross Profit:
  Textiles.......................................................................   $ 12,630,000     $ 44,321,000    $ 45,355,000
  Apparel, including retail stores...............................................      2,337,000       43,514,000      35,846,000
  Fitness equipment and other....................................................      9,994,000       10,613,000      17,735,000
      Total......................................................................   $ 24,961,000     $ 98,448,000    $ 98,936,000
Operating Profit (Loss):
  Textiles.......................................................................   $(24,714,000 )   $ 20,000,000    $ 17,502,000
  Apparel, including retail stores...............................................    (36,104,000 )     13,648,000     (32,288,000)
  Fitness equipment and other....................................................     (4,234,000 )     (4,485,000)     (3,227,000)
      Total Operating Profit (Loss)..............................................    (65,052,000 )     29,163,000     (18,013,000)
  Interest expense...............................................................    (18,993,000 )    (13,646,000)     (8,639,000)
  Insurance proceeds.............................................................                       2,204,000
  Interest income................................................................        448,000           49,000         722,000
      Income (Loss) Before Income Taxes..........................................   $(83,597,000 )   $ 17,770,000    $(25,930,000)
Identifiable Assets:
  Textiles.......................................................................   $323,244,000     $326,926,000    $314,378,000
  Apparel, including retail stores...............................................    172,095,000      234,811,000     195,370,000
  Fitness equipment and other....................................................     40,307,000       46,342,000      55,811,000
  Corporate......................................................................      2,070,000        2,217,000       1,444,000
      Total......................................................................   $537,716,000     $610,296,000    $567,003,000
Depreciation and Amortization:
  Textiles.......................................................................   $ 31,515,000     $ 16,867,000    $ 16,552,000
  Apparel, including retail stores...............................................     10,697,000        5,824,000       6,210,000
  Fitness equipment and other....................................................      2,085,000        1,423,000       3,669,000
  Corporate......................................................................        618,000          478,000         462,000
      Total......................................................................   $ 44,915,000     $ 24,592,000    $ 26,893,000
Capital Expenditures:
  Textiles.......................................................................   $ 42,128,000     $ 35,182,000    $ 18,334,000
  Apparel, including retail stores...............................................     20,655,000        4,812,000       3,844,000
  Fitness equipment and other....................................................        909,000        1,810,000       7,659,000
  Corporate......................................................................         51,000           30,000          19,000
      Total......................................................................   $ 63,743,000     $ 41,834,000    $ 29,856,000

  The textile segment sells to the apparel segment at a rate approximately 1% over cost. All other intersegment sales are at prices comparable to unaffiliated customer sales. Intersegment operating profit related to the intersegment sales is not significant. Operating profit is total revenue less operating expenses, excluding interest expense and interest income.

  During the fourth quarter of fiscal 1996 the Company recognized $12 million in impairment charges in the dye and finishing portion of the knitted fabric business of the textile segment. The Company also took restructuring charges of $6.7 million and $1.7 million related to plant closings in the textile and apparel segments, respectively, and increased inventory reserves by $25 million for excess inventory in the branded apparel division. During the first quarter of fiscal 1996 the Company recognized $9 million in credits related to litigation reserves first recognized in fiscal 1994.

  During the fourth quarter of fiscal 1995, the apparel segment settled a lawsuit and reduced related litigation reserves by $7,000,000. Previously during fiscal 1994, the apparel segment had recognized a charge of $27 million in connection with the lawsuit, and the textile, apparel and office products and other divisions recorded restructuring charges of $1,700,000, $2,900,000, and $4,600,000, respectively. Depreciation and amortization include certain writedowns of property and equipment.

  Identifiable assets are those assets that are used in the operations of each segment. Amounts shown for corporate assets consist principally of corporate office equipment and deferred loan costs. Capital expenditures include related accounts payable of $5,518,000, $9,178,000 and $1,010,000 for the 1996, 1995 and
1994 fiscal years, respectively.

                     DELTA WOODSIDE INDUSTRIES, INC.
                         MARKETING STRUCTURE

                TEXTILES                             OTHER

                                                     FITNESS
                                                     EQUIPMENT
DELTA MILLS                 STEVCOKNIT
MARKETING CO.               FABRICS CO.              NAUTILUS
                                                     INTERNATIONAL

MARKETS SERVED:             MARKETS SERVED:          MARKETS SERVED:
APPAREL:                    APPAREL:
Bottomweight Fabrics,       Childrens,               Health Clubs,
Dresses, Suit Linings,      Men's, Women's           Public Sector,
Government &                Athletic Wear,           YMCAs & Similar
Uniform Trade               Fleece, Jersey           Institutions,
                            Interlock,               Medical,
OTHER:                      Rib Fabrics              Amenity Facilities,
Surgical Tapes                                       Corporate Fitness Centers,

                                        APPAREL

                                                PACKAGED            LICENSED
                                                APPAREL PRODUCTS    PRODUCTS
DUCK HEAD              DELTA
APPAREL CO.            APPAREL CO.              PRIVATE LABEL       INTERNATIONAL
                                                DIVISION            APPAREL MARKETING
                                                                    CORP.

MARKETS SERVED:        MARKETS SERVED:          MARKETS SERVED:     MARKETS SERVED:
                                                                    Through Licensees:
Department Stores &    Screen Printers,         Department Stores,  Department Stores,
Specialty Retailers    Distributors             Discounters,        Sporting Goods Stores,
Factory Direct                                  Other Apparel       Specialty Stores,
Outlet Stores          Branded & Private-Label  Manufacturers       Direct Mail,
                                                                    Premiums,
                                                                    Clubs,
                                                                    Military

        INDEPENDENT AUDITORS' REPORT
        THE BOARD OF DIRECTORS AND SHAREHOLDERS
        DELTA WOODSIDE INDUSTRIES, INC.

        We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. as of June 29, 1996 and July 1, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying financial statements of Delta Woodside Industries, Inc. for the year ended July 2, 1994, were audited by other auditors whose report thereon dated August 17, 1994, expressed an unqualified opinion on those statements.

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

        In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. at June 29, 1996 and July 1, 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

        As discussed in notes A and K to the consolidated financial statements, in 1996 the Company adopted the method of assessing impairment of long-lived assets as prescribed by Statement of Financial Accounting Standards No. 121.

                                   (Signature of KPMG Peat Marwick LLP)
        Greenville, South Carolina
        August 13, 1996

CONSOLIDATED BALANCE SHEETS
Delta Woodside Industries, Inc.

                                                                                      JUNE 29, 1996    July 1, 1995
ASSETS
CURRENT ASSETS
  Cash and cash equivalents........................................................   $  6,271,000     $    719,000
  Accounts receivable:
     Factor........................................................................     63,194,000       63,085,000
     Customers.....................................................................     65,230,000       64,143,000
                                                                                       128,424,000      127,228,000
     Less allowances for doubtful accounts and returns.............................      6,258,000        5,634,000
                                                                                       122,166,000      121,594,000
  Inventories
     Finished goods................................................................     64,122,000      137,675,000
     Work in process...............................................................     60,739,000       58,806,000
     Raw materials and supplies....................................................     16,197,000       29,553,000
                                                                                       141,058,000      226,034,000
  Deferred income taxes............................................................                       8,951,000
  Prepaid expenses and other current assets........................................     10,258,000        5,826,000
                                                               TOTAL CURRENT ASSETS    279,753,000      363,124,000
PROPERTY, PLANT AND EQUIPMENT, at cost
     Land and land improvements....................................................      6,134,000        5,783,000
     Buildings.....................................................................     81,077,000       66,928,000
     Machinery and equipment.......................................................    248,193,000      210,200,000
     Furniture and fixtures........................................................      8,509,000        8,112,000
     Leasehold improvements........................................................      3,564,000        2,778,000
     Construction in progress......................................................     10,136,000       18,651,000
                                                                                       357,613,000      312,452,000
     Less accumulated depreciation.................................................    136,879,000      104,393,000
                                                                                       220,734,000      208,059,000
EXCESS OF COST OVER ASSIGNED VALUE OF NET ASSETS ACQUIRED, less accumulated
  amortization of $5,665,000 (1996) and $4,819,000 (1995)..........................     26,464,000       27,310,000
OTHER ASSETS.......................................................................     10,765,000       11,803,000
                                                                                      $537,716,000     $610,296,000

See notes to consolidated financial statements.

                                                                                      JUNE 29, 1996    July 1, 1995
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable...........................................................   $ 41,779,000     $ 50,593,000
  Accrued employee compensation....................................................      5,220,000        5,758,000
  Accrued and sundry liabilities...................................................     23,041,000       19,610,000
  Current portion of long-term debt................................................    242,361,000          276,000

                                                          TOTAL CURRENT LIABILITIES    312,401,000       76,237,000

LONG-TERM DEBT.....................................................................        283,000      219,119,000

DEFERRED INCOME TAXES..............................................................                      21,473,000
OTHER LIABILITIES AND DEFERRED CREDITS.............................................      7,697,000        6,968,000

SHAREHOLDERS' EQUITY
  Common Stock -- par value $.01 a share  -- authorized 50,000,000 shares, issued
     and outstanding 24,460,000 shares (1996) and 24,357,000 shares (1995).........        245,000          244,000
  Additional paid-in capital.......................................................    164,170,000      163,364,000
  Retained earnings................................................................     52,920,000      122,891,000
                                                                                       217,335,000      286,499,000

COMMITMENTS AND CONTINGENCIES

                                                                                      $537,716,000     $610,296,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Delta Woodside Industries, Inc.

                                                                                     Year Ended
                                                                    JUNE 29, 1996    July 1, 1995    July 2, 1994
Net sales........................................................   $600,172,000     $597,541,000    $613,776,000
Cost of goods sold...............................................    575,211,000      499,093,000     514,840,000
Gross profit.....................................................     24,961,000       98,448,000      98,936,000
Selling, general and administrative expenses.....................     78,874,000       77,037,000      82,223,000
Litigation (credit) charge.......................................     (9,000,000 )     (7,000,000)     27,096,000
Restructuring and impairment charge (credit).....................     19,994,000         (553,000)      9,199,000
                                                                     (64,907,000 )     28,964,000     (19,582,000)
Other (expense) income:
  Interest expense...............................................    (18,993,000 )    (13,646,000)     (8,639,000)
  Interest income................................................        448,000           49,000         722,000
  Other..........................................................       (145,000 )      2,403,000       1,569,000
                                                                     (18,690,000 )    (11,194,000)     (6,348,000)

                                INCOME (LOSS) BEFORE INCOME TAXES    (83,597,000 )     17,770,000     (25,930,000)
Income tax expense (benefit).....................................    (20,958,000 )      7,672,000      (8,633,000)

                                                NET INCOME (LOSS)   $(62,639,000 )   $ 10,098,000    $(17,297,000)

Earnings (loss) per share of Common Stock........................   $      (2.56 )   $       0.42    $      (0.70)

Weighted average number of shares outstanding....................     24,443,000       24,317,000      24,550,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Delta Woodside Industries, Inc.

                                                                                   Additional                       Total
                                                              Common Stock          Paid-In        Retained     Shareholders'
                                                            Shares      Amount      Capital        Earnings        Equity

Balance at July 3, 1993.................................  26,436,886   $264,000   $186,381,000   $149,604,000   $336,249,000
  Incentive Stock Award Plan, shares issued.............      82,309      1,000        666,000                       667,000
  Stock Option Plan, shares issued......................      22,188                   194,000                       194,000
  Tax benefits of stock plans...........................                               144,000                       144,000
  Purchase and retirement of Common Stock...............  (2,295,650)   (23,000)   (25,271,000)                  (25,294,000 )
  Net loss..............................................                                          (17,297,000)   (17,297,000 )
  Cash dividends paid -- $.40 a share...................                                           (9,786,000)    (9,786,000 )

Balance at July 2, 1994.................................  24,245,733    242,000    162,114,000    122,521,000    284,877,000
  Incentive stock award plan, shares issued.............      52,820      1,000        605,000                       606,000
  Stock Option Plan, shares issued......................      59,000      1,000        465,000                       466,000
  Tax benefits of stock plans...........................                                24,000                        24,000
  Net income............................................                                           10,098,000     10,098,000
  Cash dividends paid -- $.40 a share...................                                           (9,728,000)    (9,728,000 )
  Other.................................................        (475)                  156,000                       156,000

Balance at July 1, 1995.................................  24,357,078    244,000    163,364,000    122,891,000    286,499,000
  INCENTIVE STOCK AWARD PLAN, SHARES ISSUED.............      53,448      1,000        594,000                       595,000
  STOCK OPTION PLAN, SHARES ISSUED......................      49,125                   375,000                       375,000
  TAX EXPENSE OF STOCK PLANS............................                              (163,000)                     (163,000 )
  NET LOSS..............................................                                          (62,639,000)   (62,639,000 )
  CASH DIVIDENDS PAID -- $.30 A SHARE...................                                           (7,332,000)    (7,332,000 )
                                BALANCE AT JUNE 29, 1996  24,459,651   $245,000   $164,170,000   $ 52,920,000   $217,335,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Delta Woodside Industries, Inc.

                                                                                     Year Ended
                                                                   JUNE 29, 1996    July 1, 1995     July 2, 1994

OPERATING ACTIVITIES
  Net income (loss).............................................   $(62,639,000 )   $  10,098,000    $(17,297,000)
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation...............................................     27,335,000        22,532,000      21,344,000
     Amortization...............................................      2,203,000         2,060,000       1,859,000
     Reduction in excess of cost over assigned value of net
        assets acquired.........................................                                        1,549,000
     Writedown of property and equipment........................     15,377,000                         2,141,000
     Provision for losses on accounts receivable................      2,577,000         3,311,000       3,886,000
     Provision for deferred income taxes........................    (12,522,000 )       6,063,000     (10,810,000)
     Losses (gains) on disposition of property
        and equipment...........................................        507,000           507,000         113,000
     Compensation under stock plans.............................        807,000         1,096,000       1,005,000
     Deferred compensation......................................        808,000           738,000         928,000
     Other......................................................        (70,000 )         (70,000)        708,000
     Changes in operating assets and liabilities
        net of effects from business acquisitions:
        Accounts receivable.....................................     (2,069,000 )      (7,819,000)     17,635,000
        Inventories.............................................     84,976,000       (22,231,000)     (6,265,000)
        Other current assets....................................     (4,432,000 )      (3,884,000)      1,610,000
        Litigation accrual......................................                      (25,594,000)     25,594,000
        Accounts payable and accrued expenses...................     (2,261,000 )      (2,304,000)    (11,183,000)
                                     NET CASH PROVIDED (USED) BY
                                            OPERATING ACTIVITIES     50,597,000       (15,497,000)     32,817,000
INVESTING ACTIVITIES
  Acquisitions of businesses, net of
     cash acquired..............................................                                       (1,565,000)
  Property, plant and equipment:
     Purchases..................................................    (67,403,000 )     (32,224,000)    (30,525,000)
     Proceeds of dispositions...................................      6,769,000           734,000         698,000
  Sale of business..............................................                                        2,102,000
  Other.........................................................         27,000          (457,000)       (697,000)
                                              NET CASH (USED) BY
                                            INVESTING ACTIVITIES    (60,607,000 )     (31,947,000)    (29,987,000)

                                                                                     Year Ended
                                                                   JUNE 29, 1996    July 1, 1995     July 2, 1994
FINANCING ACTIVITIES
  Proceeds from revolving lines of credit.......................   $268,826,000     $ 348,849,000    $ 33,000,000
  Repayments on revolving lines of credit.......................   (245,660,000 )    (291,395,000)    (11,000,000)
  Net borrowings on short-term line of credit...................                                       10,347,000
  Scheduled principal payments of long-term
     debt.......................................................       (272,000 )        (871,000)     (1,781,000)
  Repurchase and retirement of shares of Common Stock...........                                      (25,294,000)
  Dividends paid................................................     (7,332,000 )      (9,728,000)     (9,786,000)
  Other.........................................................                         (769,000)         31,000
                                     NET CASH PROVIDED (USED) BY
                                            FINANCING ACTIVITIES     15,562,000        46,086,000      (4,483,000)
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      5,552,000        (1,358,000)     (1,653,000)
Cash and cash equivalents at beginning of year..................        719,000         2,077,000       3,730,000
                                       CASH AND CASH EQUIVALENTS
                                                  AT END OF YEAR   $  6,271,000     $     719,000    $  2,077,000

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Delta Woodside Industries, Inc.

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries (all of which are wholly-owned, except for International Apparel Marketing Corporation which is 70% owned). All significant intercompany balances and transactions have been eliminated. Certain amounts for fiscal 1995 and prior years have been reclassified to conform to the 1996 presentation.

CASH EQUIVALENTS: The Company considers all highly liquid investments of three months or less when purchased to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market determined using both first-in, first-out (FIFO) and last-in, first-out (LIFO) methods.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of three to thirty-two years, but predominantly over seven to ten years, and by accelerated methods for income tax reporting. When required by circumstances, the Company writes down assets to their estimated market value.

INTANGIBLE ASSETS: Amortization is computed using the straight-line method. The excess of cost over assigned value of net assets acquired relating to certain business combinations is being amortized to expense primarily over periods of 40 years with other amounts amortized over 5 or 15 years. Loan acquisition costs are being amortized over 3 years. Other intangible assets are being amortized over periods of 3 to 40 years, but averaging approximately 10 years. The Company assesses the recoverability of its intangible assets by determining whether the amortization of the intangible balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation.

IMPAIRMENT OF LONG-LIVED ASSETS: When required by circumstances, the Company evaluates the recoverability of its long-lived assets by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. This policy was formally adopted by the Company in fiscal 1996.

REVENUE RECOGNITION: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

INCOME TAXES: Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER COMMON SHARE: Per share data are computed based on the weighted average number of shares of Common Stock outstanding during each period.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR: The Company's operations are based on a fifty-two, fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 1996, 1995 and 1994 each consist of 52 weeks.

NOTE B -- ACCOUNTS RECEIVABLE

The woven fabrics operation assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account. At June 29, 1996 the Company had no significant concentrations of credit risk, since substantially all of the Company's accounts receivable are due from many companies that produce apparel, home furnishings and other products and from department stores and specialty apparel retailers located throughout the United States. The Company generally does not require collateral for its accounts receivable.

NOTE C -- INVENTORIES

As of June 29, 1996 and July 1, 1995, cost for certain inventories of the apparel segment are determined under the LIFO method representing 45% and 40%, respectively, of the cost of consolidated inventories. The balance of the cost of consolidated inventories is determined under the FIFO method. If the inventories of the apparel segment had been determined by the FIFO method, they would have been approximately the same as the reported amounts. During fiscal 1996 the Company increased inventory reserves for excess branded apparel inventories by approximately $25 million.

NOTE D -- LONG-TERM DEBT, CREDIT ARRANGEMENTS AND LEASES

Long-term debt consists of:

                             June 29, 1996    July 1, 1995
Revolving Credit Facility
  (8.1% at June 29, 1996),
  with interest payable
  monthly.................   $241,296,000     $217,775,000
Industrial Revenue Bond
  payable monthly, through
  2001 at 80% of a bank's
  base rate...............      1,057,000        1,296,000
Other.....................        291,000          324,000
                              242,644,000      219,395,000
Less current portion......    242,361,000          276,000
                             $    283,000     $219,119,000

At June 29, 1996, the Company's revolving Credit Facility was reduced to $249 million from $264 million. On June 28, 1997 it will be reduced by another $15 million, and then will mature on September 30, 1997, with a provision for one-year extensions. At June 29, 1996, the Company's interest rate is LIBOR plus 2.5%. The Credit Facility contains provisions that may decrease the spread over LIBOR depending upon certain financial ratios achieved by the Company. The Credit Facility has a limit of $25 million for the purpose of issuing letters of credit. At June 29, 1996 the Company had used $7.2 million for letters of credit and borrowed the remaining amount available under the facility. In April 1996 the Company amended the Credit Facility to secure it with accounts receivable, inventory and equipment as collateral. The collateral has a value of $380 million at June 29, 1996.

The Credit Facility contains various restrictive covenants requiring minimum tangible net worth and certain other minimum financial ratios. The agreement also restricts additional indebtedness, dividends and capital expenditures. As a result of the losses incurred in fiscal 1996, the Company did not achieve certain required financial ratios, and therefore has reported the Credit Facility as current debt. The Company is negotiating with certain other lenders to refinance the debt.

Total interest expense incurred by the Company was $19,703,000, $13,947,000 and $8,639,000 in the 1996, 1995 and 1994 fiscal years, respectively, of which $710,000 and $301,000 was capitalized in fiscal 1996 and 1995, respectively. Total interest paid during the 1996, 1995 and 1994 fiscal years was $18,088,000, $12,940,000 and $8,275,000, respectively.

Rent expense relating to operating leases was approximately $6,276,000 (1996), $6,081,000 (1995), and $5,617,000 (1994). Aggregate principal maturities of all long-term debt and minimum payments under operating leases are as follows:

                                 Long-term       Operating
Fiscal Year                         Debt          Leases
  1997.......................   $242,361,000    $ 4,443,000
  1998.......................        154,000      3,186,000
  1999.......................         42,000      3,165,000
  2000.......................         43,000      1,612,000
  2001.......................         44,000      1,016,000
  Later Years................                     2,156,000
                                $242,644,000    $15,578,000

NOTE E -- SHAREHOLDERS' EQUITY

The Stock Option Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996. The Plan gives the Company the right to grant options for up to 600,000 shares of Common Stock to employees. Prior to the amendment, the Company could grant options for up to 300,000 shares. Transactions under the Stock Option Plan are as follows:

                        Prices        Outstanding   Exercisable
July 3, 1993.....  $     4.00-$9.94     176,688        49,355
  Granted........              5.44      20,000
  Became
    exercisable..         4.00-9.94                    69,959
  Exercised......         4.00-9.94     (22,188)      (22,188)
  Cancelled......         4.00-9.94     (35,374)
July 2, 1994.....         4.00-9.94     139,126        97,126
  Granted........         5.13-5.88      61,000
  Became
    exercisable..         4.00-9.94                    26,749
  Exercised......         4.00-7.00     (59,000)      (59,000)
  Cancelled......         4.00-9.94     (11,876)       (1,750)
July 1, 1995.....         4.00-9.94     129,250        63,125
  Granted........         3.06-4.38     254,675
  Became
    exercisable..         3.38-9.94                    27,875
  Exercised......         4.00-5.13     (49,125)      (49,125)
  Cancelled......         5.88-5.88      (7,500)
June 29, 1996....         3.06-9.94     327,300        41,875

The weighted average exercise price for all options outstanding was $6.32 per share at June 29, 1996. These options expire on various dates beginning November 1996 and ending on February 2001. The options generally become exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. The excess of the fair market value over the exercise price at the date of grant is recognized as compensation expense over the period during which the options become exercisable. Related compensation expense was $152,000, $161,000 and $232,000 during fiscal 1996, 1995 and 1994, respectively. Options available for grant at June 29, 1996, July 1, 1995 and July 2, 1994 were 91,325, 38,500 and
87,624, respectively.

The Incentive Stock Award Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996. The Plan gives the Company the right to grant awards for up to 800,000 shares of Common Stock to employees. Prior to the amendment, the Company could grant awards for up to 300,000 shares.

Under the Incentive Stock Award Plan awards are granted for the right to purchase shares for $.01. During fiscal 1996 rights to purchase 22,206 shares were cancelled. During fiscal 1995 and 1994 awards were granted for the right to purchase up to 19,723 shares and 260,581 shares, respectively. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of Common Stock are recorded as an adjustment to additional paid-in capital. Compensation expense for the Company's Incentive Stock Award Plan including related tax assistance was $615,000, $939,000 and $1,111,000 for the fiscal years 1996, 1995 and 1994, respectively. Shares available for grant at June 29, 1996 were 380,121.

During the first six months of fiscal 1994, the Company repurchased 2,296,000 shares of Common Stock at an average price of $11.02 for a total of $25.3 million.

The shareholders have authorized the Board of Directors to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters.

NOTE F -- INCOME TAXES

For fiscal 1996, the Company had a tax loss of $36 million. The Company expects to carry a portion of this loss back to fiscal 1993 to obtain a tax refund of approximately $8.5 million. After this carryback, the Company will have a federal net operating loss (NOL) carryforward of $5 million. In addition, the Company has state NOL carryovers of $78 million which expire in years 1999 through 2011. The Company has also recognized valuation allowances for all outstanding deferred tax assets (net of deferred tax liabilities) including the NOL carryforwards for fiscal 1996. The increase in valuation allowances for fiscal 1996 was $9.6 million.

At June 29, 1996, in addition to the NOL carryforward discussed above, the Company had other federal net operating loss carryforwards of $9.2 million for income tax purposes that expire in fiscal years 2002 and 2003. Those carryforwards resulted from the Company's 1988 acquisition of Stanwood Corporation. In addition to net operating loss carryforwards from Stanwood Corporation the Company has unused general business credit carryforwards of $610,000 which will expire in fiscal years ending 1999 through 2003. The maximum annual usage of the Stanwood NOL is limited by applicable provisions of the Internal Revenue Code to approximately $1 million per year.

Deferred income taxes reflect the net tax effects of temporary differences between the financial statement amounts and amounts used for income tax purposes. At the end of fiscal 1996, the Company's gross deferred tax assets are approximately $49 million. The deferred tax assets have been reduced by a valuation allowance of approximately $15 million. The valuation allowance is adjusted from time to time as tax benefits are realized.

Significant components of the Company's deferred tax assets and liabilities are

                                      1996          1995
Assets
Inventory........................  $17,197,000   $ 5,183,000
Net operating loss
  carryforwards..................    9,508,000     6,665,000
Restructuring reserves...........    6,180,000
Tax credit carryforward..........    5,590,000     4,370,000
Deferred compensation............    2,606,000     2,111,000
Health claims....................    2,374,000     1,310,000
Allowance for doubtful
  accounts.......................    1,870,000     1,527,000
Litigation accrual...............                  1,219,000
Accrued vacation.................      636,000       696,000
Stock compensation accruals......      444,000       837,000
Workers' compensation............      193,000       311,000
Other............................    2,809,000     2,080,000
Subtotal.........................   49,407,000    26,309,000
Valuation allowance..............  (15,181,000)   (5,631,000)
Deferred tax assets..............   34,226,000    20,678,000

Liabilities
Depreciation.....................   27,149,000    27,053,000
Inventory -- LIFO basis
  difference.....................    3,575,000     3,511,000
Intangibles......................    2,145,000     2,128,000
Other............................    1,357,000       508,000
Deferred tax liabilities.........   34,226,000    33,200,000
    Net deferred tax
      liabilities................  $         0   $12,522,000

Significant components of the provision for income taxes are as follows:

                                                                                       1996           1995           1994
Current:
  Federal income taxes..........................................................   $ (8,962,000)   $  883,000    $  2,029,000
  State income taxes............................................................        526,000       726,000         148,000
    Total current...............................................................     (8,436,000)    1,609,000       2,177,000
Deferred:
  Federal income taxes (benefits)...............................................    (10,506,000)    5,190,000      (9,593,000)
  State income taxes (benefits).................................................     (2,016,000)      873,000      (1,217,000)
    Total deferred..............................................................    (12,522,000)    6,063,000     (10,810,000)
Total provision.................................................................   $(20,958,000)   $7,672,000    $ (8,633,000)

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rate:

                                                                                         1996           1995          1994
Income tax expense (benefit) at statutory rates...................................   $(29,259,000)   $6,220,000    $(9,076,000)
State taxes (benefits) net of federal benefit.....................................       (969,000)    1,039,000       (695,000)
Life insurance proceeds...........................................................                     (760,000)
Amortization of excess of cost over assigned value of net assets acquired.........        293,000       280,000        865,000
Foreign subsidiary loss (income)..................................................        285,000       336,000        101,000
State NOL benefits................................................................                     (940,000)      (736,000)
Valuation allowance adjustments...................................................      9,550,000     1,706,000        372,000
Other.............................................................................       (858,000)     (209,000)       536,000
                                                                                     $(20,958,000)   $7,672,000    $(8,633,000)

The Company made income tax payments of approximately $1,628,000, $5,377,000 and $2,350,000 during the 1996, 1995 and 1994 fiscal years, respectively.

NOTE G -- OPERATIONS BY INDUSTRY SEGMENT

Industry segment information for the Company presented on pages 11 and 12 of this Annual Report is an integral part of these financial statements.

NOTE H -- EMPLOYEE BENEFIT PLANS

Under the terms of the Delta Woodside Industries Employee Retirement Plan, the Board of Directors has the discretion to authorize contributions from time to time to the Retirement Plan of cash or a maximum of 504,790 shares of the Company's Common Stock. A trustee holds the assets of the Retirement Plan for the benefit of the participants who may withdraw amounts or shares only upon retirement, death, disability or other termination of employment. All employees of the Company who are at least 21 years of age with one year of service participate in the Retirement Plan. Amounts allocated to participant accounts generally vest over a five-year period. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. The Retirement Plan qualifies as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan. Contributions of $400,000, $358,000 and $363,000 were allocated to participants for fiscal 1996, 1995 and 1994, respectively.

The Company maintains a 401(k) Employee Savings and Investment Plan for employees meeting certain eligibility requirements. During fiscal 1996 and 1995, the Company contributed $543,000 and $196,000, respectively, to the Plan. The Company made no contributions to the Plan during fiscal 1994.

The Company also maintains a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.

The Company has a Deferred Compensation Plan which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of June 29, 1996 and July 1, 1995, the total liability amounted to $6,138,000 and $5,273,000, respectively. The Company insured the lives of certain management employees to assist in funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.

NOTE I -- AFFILIATED PARTY TRANSACTIONS

The Company leases its corporate and other office space from a corporation whose stock is owned one-half each by the president and a vice president of the Company. Additional office space and retail store space is leased from the executive vice president. Certain of these leases are on a monthly basis with others expiring in 1997. Under the leases, the Company made payments of approximately $216,000, $254,000 and $292,000 for the 1996, 1995 and 1994 fiscal years, respectively.

NOTE J -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's carrying value of long-term debt approximates fair value since the rates are tied to floating rates. There are no other material financial instruments which require fair value disclosure.

NOTE K -- RESTRUCTURING AND IMPAIRMENT CHARGES

The history of operating losses at the knitting and knit finishing operations at two plants in the knitted fabrics division of the textile segment caused the Company to recognize a charge of $12 million during fiscal 1996 to reduce the book value of the fixed assets in this business to the appraised value.

The Company also recognized restructuring charges of $8 million for plant closings in the woven textile division and in the apparel segment. Of the $8 million, $4 million is for the write-down of property, plant and equipment, and $4 million is for expenses which will be incurred in connection with the plant closings.

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

NOTE L -- COMMITMENTS AND CONTINGENCIES

During fiscal 1997, the Company plans to spend approximately $33 million for capital improvements and new equipment, primarily to complete the modernization program for the woven fabrics division of the Company's textile segment.

The Company's Nautilus business has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act with respect to three hazardous waste sites. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993. The Company, therefore, has denied any responsibility at the sites and has declined to participate in any settlements. Accordingly, the Company has not provided for any reserves for costs or liabilities attributable to the previous corporation. At two sites the previous company is listed as a "de minimis" party. At the third site, the previous company is ranked eleventh out of a total of over 300 potentially responsible parties based on the company's volume of contribution of about 3%. Latest estimates of certain costs to clean up the site range up to $4 million. Although there is uncertainty as to several legal issues, the Company believes that it has certain defenses to liability at these sites. Based on the information currently known to it, the Company does not believe that the potential liabilities arising from these three sites will have a materially adverse impact on the Company.

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

NOTE M -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended June 29, 1996 and July 1, 1995:

                                                                                         Quarter Ended
                                                                      September 30    December 30    March 30    June 29
(In thousands, except per share data)
1996
Net sales..........................................................     $141,043       $ 150,558     $143,269    $165,302
Gross profit.......................................................       20,764          15,614      12,152      (23,569)
Net income (loss)..................................................        1,327             367      (8,659 )    (55,674)
Earnings (loss) per share of Common Stock..........................         0.05            0.02       (0.35 )      (2.28)

                                                                                         Quarter Ended
                                                                       October 1      December 31    April 1      July 1
(In thousands, except per share data)
1995
Net sales..........................................................     $141,275       $ 142,520     $150,894    $162,852
Gross profit.......................................................       25,449          21,611      23,756       27,632
Net income (loss)..................................................        4,164             371         943        4,620
Earnings per share of Common Stock.................................         0.17            0.02        0.04         0.19

During the fourth quarter of fiscal 1996, the Company recognized impairment and restructuring charges of $20 million, and wrote down the value of excess inventories in the branded apparel division by $25 million. Also, cost of goods sold in the fourth quarter includes a charge of $1,061,000 attributable to cotton purchase commitments at prices in excess of market value and in quantities in excess of orders from customers.

During the second quarter of fiscal 1996 the Company recognized $9 million in credits related to litigation charges first recognized in fiscal 1994.

During the first quarter of fiscal 1995, the Company recognized certain life insurance proceeds of $2.2 million. During the fourth quarter of fiscal 1995, the Company recognized a pretax credit of $7 million upon settlement of the Alabama lawsuit.

CORPORATE DIRECTORY

OPERATING COMPANIES OF
DELTA WOODSIDE INDUSTRIES, INC.

       DELTA MILLS MARKETING COMPANY

       P.O. Box 6126, Station B
            100 Augusta Street
            Greenville, SC 29606

       STEVCOKNIT FABRICS COMPANY

       P.O. Box 1500
            Greer, SC 29652

       DUCK HEAD APPAREL COMPANY

       P.O. Box 688
            1020 Barrow Industrial Parkway
            Winder, GA 30680-0688

       DELTA APPAREL COMPANY

       3355 Breckinridge Boulevard
            Suite 100
            Duluth, GA 30136

       INTERNATIONAL APPAREL MARKETING CORPORATION

       80 West 40th Street, Suite 42
            New York, New York 10018

       PRIVATE LABEL DIVISION

       P.O. Box 688
            1020 Barrow Industrial Parkway
            Winder, GA 30680-0688

       NAUTILUS INTERNATIONAL

       709 Powerhouse Road
            Independence, Virginia 24348-0708

CORPORATE OFFICERS

    E. ERWIN MADDREY, II
    President and Chief Executive Officer

    BETTIS C. RAINSFORD
    Executive Vice President, Treasurer
    and Chief Financial Officer

    JANE H. GREER
    Vice President and Secretary

    DOUGLAS J. STEVENS
    Controller and Assistant Secretary

    BRENDA L. JONES
    Assistant Secretary

BOARD OF DIRECTORS

     * C. C. GUY**
       Retired businessman

     * DR. JAMES F. KANE**
       Dean Emeritus, College of Business
       University of South Carolina

     * DR. MAX LENNON**
       President
       Mars Hill College

    E. ERWIN MADDREY, II
       President and
       Chief Executive Officer
       Delta Woodside Industries, Inc.

    BUCK A. MICKEL**
       Vice President and Director
       Micco Corporation
       (Real estate and business investments)

    BUCK MICKEL**
       Chairman of the Board and
       Chief Executive Officer
       RSI Holdings, Inc.
       (Sold prior business; seeking business opportunities)

    BETTIS C. RAINSFORD
       Executive Vice President, Treasurer
       and Chief Financial Officer
       Delta Woodside Industries, Inc.

     * Member Audit Committee
       ** Member Compensation Committee

FORM 10-K

Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 1996 including financial statements and schedules, but excluding exhibits. Requests should be directed to:
Jane H. Greer, Vice President and Secretary, Delta Woodside Industries, Inc., 233 North Main Street, Hammond Square, Suite 200, Greenville, South Carolina 29601.

ANNUAL MEETING

The Annual Meeting of Shareholders of Delta Woodside Industries, Inc. will be held on Thursday, November 7, 1996, at 10:30 a.m., at the Dorothy Gunter Theater of the Peace Center, 101 West Broad Street, Greenville, South Carolina.

                        DELTA WOODSIDE INDUSTRIES, INC.

                               233 N. Main Street
                           Hammond Square, Suite 200
                              Greenville, SC 29601
                                 (864) 232-8301

To the Shareholders of Delta Woodside
Industries, Inc.:
    We want to keep you informed about Delta Woodside's performance, but we believe that the most timely and cost-effective approach is to mail updates only to those who request the information.
    We have made this decision for two reasons. One is the rising cost of producing and mailing quarterly reports. The other is the recognition that many investors now have access to the news wires and computerized data bases that report Delta Woodside's results on the same day that we release them to the media.
    If you wish to be mailed a copy of Delta Woodside's three quarterly news releases during 1997, simply complete and return the attached postcard.

         Please send me a copy of Delta Woodside's 1997 quarterly news releases. Name
         Address

         City                                    State             Zip

                                                                        Place
                                                                        Stamp
                                                                        Here
                        Delta Woodside Industries, Inc.
                        233 N. Main Street
                        Suite 200
                        Greenville, S.C. 29601