Form 10-K, Exhibit 13
period 2000-07-01
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 2000-09-29
CIK 806624

[DELTA WOODSIDE LOGO APPEARS HERE]


                           Delta Woodside Industries

                  -------------------------------------------
                              2000 Annual Report
                  -------------------------------------------

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

Contents

Selected Financial Data .............................................1
Letter to Shareholders ............................................2-3
Management's Discussion and
 Analysis ........................................................5-11
Report of KPMG LLP .................................................12
Consolidated Financial
 Statements ........................................................13
Corporate Directory .................................Inside Back Cover
Common Stock Market Prices and
 Dividends ..........................................Inside Back Cover


[GRAPHIC OMITTED]

     Dress Casual Cotton Twill

                                              [GRAPHIC OMITTED]


                                               Business Casual
                                               Lyocell/Polyester/Nylon

[GRAPHIC OMITTED]
            -------------------------------------------------------------------
SELECTED FINANCIAL DATA


In thousands except per share data

--------------------------------------------------------------------------------------------------------------------------------
                                                                          2000        1999        1998        1997        1996
Operating data                                                       ----------- ----------- ----------- ----------- -----------
Net sales                                                             $249,115    $ 314,455   $ 342,913   $ 315,166   $ 305,408
Gross profit                                                            33,548       56,711      63,577      65,191      33,598
Selling, general and administrative expenses                            17,950       19,939      18,617      16,330      14,965
Restructuring and plant closing charges                                                                                   1,596
Other income (loss)                                                        475          126         249       1,738        (790)
Operating income                                                        16,073       36,898      45,209      50,599      16,247
Interest expense, net                                                   16,094       19,462      22,838      22,603      18,544
Income (loss) from continuing operations before income taxes and
  extraordinary item                                                       (21)      17,436      22,371      27,996      (2,297)
Income tax expense (benefit)                                            (6,229)         202         671       5,788        (852)
Income (loss) from continuing operations before extraordinary item       6,208       17,234      21,700      22,208      (1,445)
Extraordinary gain (net of taxes)                                        8,062
Income (loss) from discontinued operations (net of taxes)                7,371      (56,629)    (65,453)    (14,817)    (61,194)
Net income (loss)                                                       21,641      (39,395)    (43,753)      7,391     (62,639)
Financial data
Long term debt & leases                                                115,078      150,158     183,535     227,516         283
Total debt                                                             115,078      158,546     195,523     233,597     242,644
Shareholders equity                                                     80,905      133,980     179,567     225,367     217,335
Total assets                                                           237,846      346,251     448,636     536,338     511,100
Common stock data (per share)
Basic and diluted earnings per share:
Continuing operations                                                      0.26         0.71        0.88        0.91      (0.06)
Extraordinary gain                                                         0.34         0.00        0.00        0.00        0.00
Discontinued operations                                                    0.31       (2.34)      (2.66)      (0.60)      (2.50)
Net earnings (loss)                                                        0.91       (1.63)      (1.78)        0.30      (2.56)
Dividends per share                                                        0.00         0.10        0.10        0.00        0.30
Weighted average shares outstanding                                      23,651       24,149      24,575      24,513      24,443
Ending shares outstanding                                                23,999       23,792      24,644      24,518      24,460
--------------------------------------------------------------------------------------------------------------------------------

The amounts presented for periods prior to fiscal 2000 have been restated to conform to the fiscal 2000 presentation of discontinued operations. The Delta Apparel Company division, the Duck Head Apparel Company division, the Stevcoknit Fabrics division and the Nautilus International division are presented above as part of discontinued operations.

[GRAPHIC OMITTED]
          ---------------------------------------------------------------------
TO OUR FELLOW SHAREHOLDERS


[PICTURE APPEARS HERE]

William F. Garrett
President and Chief Executive Officer

Fiscal year 2000 was a year of change for Delta Woodside. The spin-off of the two apparel divisions was completed on June 30, 2000 with the creation of three, separate public companies. The woven apparel fabric division, Delta Mills, is now the single operating company of Delta Woodside Industries, Inc. With the spin-off behind us we are now able to focus our full attention on the operations of Delta Mills. Our message to you is centered on Delta Mills, the events of fiscal year 2000 and our plans going forward.

During fiscal year 2000 we saw a weakening in the textile sector that resulted in a decline in sales in both our synthetic and cotton product lines. Cotton products suffered from excess retail inventories in the first half of the year as twills moved to a replenishment business. Cottons rebounded in the second half of the year and production returned to near full capacity. However, as garment manufacturers expanded their supplier base to gain a more competitive price we experienced more pressure on our cotton margins. Our synthetic product lines were hard hit by imports in fiscal year 2000. Consequently we downsized the synthetic production while developing a more fashion driven product offering to meet the demand for the new dress casual clothing category. These events resulted in improved performance, giving us encouragement and added confidence that our business plan for fiscal year 2001 will materialize.

We are also pleased to report that we maintained strong liquidity and improved our debt structure during fiscal year 2000. Our long-term debt of $150 million in senior notes was reduced to $115 million and our $100 million revolving credit facility was replaced with a $50 million facility that better fits our needs. We also converted unused assets to cash with the sale of the abandoned Haynsworth and Greensboro facilities and, as result of the spin-off transaction, we sold the Rainsford plant that was operated by the Delta Apparel division. As a result of these moves, coupled with a positive cash flow from operations, our credit facility remained unused, our net interest cost was reduced by approximately $3.4 million and we started fiscal year 2001 with a strong cash position. This has allowed us to further reduce our senior notes to approximately $99 million at the end of the first quarter of fiscal year 2001.

In a period of uncertainty and volatility in the textile industry, we believe our strong balance sheet will allow us the time and flexibility needed to make the right decision in setting our short-term goals and more importantly to develop a long term strategy that will allow us to remain competitive and perform at the top of the industry. Short term, we have developed a plan for expanding our cotton business. This project will take the balance of fiscal year 2001 to complete and falls well within our capital expenditure plan, which is less than depreciation for fiscal 2001. Development of our long-term strategy is also under way but will take longer to complete. As we move closer to our chosen path for our long-term plan, we will keep you informed.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

Another item in our capital plan for fiscal 2001 is the replacement of our computer systems with new technology designed to enhance customer relationships. We have engaged J.D. Edwards and IBM to complete this initiative, and work is now underway. This new technology will strengthen customer relationships and will provide an e-business platform for meeting future needs of both customers and suppliers in the new information age.


In conclusion, we wish to thank our employees, customers, shareholders, and suppliers for their support through a difficult year. With your continued support, we are committed to bringing about positive change to Delta Woodside and position our company for leadership in the future.



/s/ William F. Garrett
--------------------------------------
William F. Garrett
President and Chief Executive Officer




[PICTURE APPEARS HERE]

     W. H. Hardman, Jr.
  Vice President -- Chief
     Financial Officer,
  Treasurer and Secretary


                                 [PICTURE APPEARS HERE]


                                    Donald C. Walker
                             Vice President, Controller and
                                   Assistant Secretary

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

[PICTURE APPEARS HERE]

  Beattie Plant, Simpsonville, S.C.











[PICTURE APPEARS HERE]

            Open End Spinning

[GRAPHIC OMITTED]
            -------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Delta Woodside, through its Delta Mills operating division, sells a broad range of finished apparel fabrics primarily to branded apparel manufacturers and resellers, including The Gap, Levi Strauss, Haggar Corp., the Wrangler(R) and Lee(R) divisions of V.F. Corporation, Farah Incorporated, Kellwood Company and Liz Claiborne, Inc., and private label apparel manufacturers for J.C. Penney Company, Inc., Sears Roebuck & Co., Wal-Mart Stores, Inc., and other retailers. Delta Mills represents the only business segment of the Company. During fiscal years 2000, 1999 and 1998, approximately 83%, 78% and 70%, respectively, of the Company's finished woven fabric sales are of fabrics made from cotton or cotton/synthetic blends, while approximately 17%, 22% and 30%, respectively, of such sales are of fabrics made from spun synthetics and other natural fibers, including various blends of rayon, polyester and wool.

The foregoing letter to shareholders and the following discussion contain various "forward-looking statements". All statements, other than statements of historical fact, that address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such matters as future revenues, future cost savings, future capital expenditures, business strategy, competitive strengths, goals, plans, references to future success and other such information are forward-looking statements. The words "estimate", "project", "anticipate", "expect", "intend", "believe", and similar expressions are intended to identify forward-looking statements.

The forward-looking statements in this Annual Report are based on the Company's expectations and are subject to a number of business risks and uncertainties, any of which could cause actual results to differ materially from those set forth in or implied by the forward looking statements. These risks and uncertainties include, among others, changes in the retail demand for apparel products, the cost of raw materials, competitive conditions in the apparel and textile industries, the relative strength of the United States dollar as against other currencies, changes in United States trade regulations and the discovery of unknown conditions (such as with respect to environmental matters and similar items). The Company does not undertake publicly to update or revise the forward-looking statements even if it becomes clear that any projected results will not be realized.

On October 4, 1999, the Company announced its decision to spin-off to its current shareholders, as separate public companies, its Delta Apparel and Duck Head Apparel divisions. This transaction was completed on June 30, 2000 and resulted for financial reporting purposes in a net dividend to reflect the spin-off transactions of $74,960,000. Since these businesses are no longer a part of the Company, the results of these segments have been reclassified and reported as discontinued operations for all years presented. During fiscal year 2000, the Company recorded pre-tax expenses related to the spin-off totaling approximately $5.0 million.

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

[GRAPHIC OMITTED]
            -------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION -- CONTINUED

RESULTS OF OPERATIONS


Fiscal 2000 Versus Fiscal 1999

Net Sales.   Consolidated net sales for the year ended July 1, 2000 totaled
$249.1 million, as compared to $314.5 million for the year ended July 3, 1999, a decrease of 20.8% resulting from a decrease in unit sales and in prices. The sales of finished synthetic products decreased 28% caused mainly by the Company's decision to downsize the finished synthetic business in order to concentrate on a more fashion driven product line. The sale of cotton fabric decreased 16% due to inventory adjustments by the Company's customers. Sales of greige fabric decreased 84% as the Company exited the greige goods business.


[BAR CHART APPEARS HERE]

        SALES PER EMPLOYEE
          (Thousands $)

109    130    132    128    113
---------------------------------
1996   1997   1998   1999   2000

Gross Profit.   Consolidated gross profit margin as a percent of sales for the year ended July 1, 2000 was 13.5%, as compared to 18.0% for the year ended July 3, 1999. The decline in gross profit for the year was the result of reduced volume and price along with a change in product mix. In addition to a general market decline, these reductions were caused by cotton garment manufacturers expanding their supplier base to gain a more competitive price and by increased import pressure on synthetic products. Manufacturing cost increases caused by reduced operating schedules in the first and second quarters of fiscal year 2000 also contributed to the decline in gross profit. The gross profit margin improved in the third and fourth quarters as sales and operating schedules improved.

Selling, General and Administrative Expenses.   During the year ended July 1,
2000, selling, general and administrative expenses were $17.9 million, as compared to $19.9 million during the year ended July 3, 1999, a decrease of $2.0 million or 10.1%. The decrease was due primarily to the elimination of certain costs in the prior year period relating to the reorganization of the Company. Expenses in this category were 7.2% of sales in fiscal 2000 as compared to 6.3% in fiscal 1999. Management believes that, with the completion of the reorganization of the Company and the elimination of costs associated with managing a multi-divisional operation, selling, general and administrative expenses will be at a reduced level in the future.

Operating Earnings.   Operating earnings for the year ended July 1, 2000 were
$16.1 million, as compared to $36.9 million for the year ended July 3, 1999. The decline in operating earnings was due to the factors described above.

Net Interest Expense.   For the year ended July 1, 2000, net interest expense
was $16.1 million, as compared to $19.5 million for the year ended July 3, 1999. The decrease in interest expense resulted from the reduction of debt that occurred because of the Company's positive operating cash flow from its continuing as well as discontinued operations.

Taxes.   For the year ended July 1, 2000, the Company recorded tax benefits of
$6.2 million for continuing operations related to changes in assumptions concerning projected future earnings. These changes resulted in a reduction of the valuation allowance associated with the Company's net loss carry forward. For the year ended July 3, 1999, the Company recorded tax expense of $0.2 million for continuing operations resulting mainly from state franchise and income tax expenses.

Income from Continuing Operations.   Income from Continuing Operations for the
year ended July 1, 2000 was $6.2 million, as compared to $17.2 million for the year ended July 3, 1999. The decrease was due to the factors described above.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION -- CONTINUED

Extraordinary gain, net of taxes.   During fiscal 2000, the Company's Delta
Mills, Inc. subsidiary purchased $34.9 million of face amount of its 9 5/8% Senior Notes for $26.6 million. The Company recognized an extraordinary gain of $8.1 million after a tax benefit of $0.6 million.

Order Backlog.   The Company's order backlog at July 1, 2000 was $78.8 million, a 24.5% increase from the $63.3 million order backlog at July 3, 1999. The Company believes that backlog orders can give a general indication of future sales.

Adoption of Accounting Standards.   In June 1998, the Financial Accounting
Standards Board (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard, as subsequently amended by SFAS Nos. 137 and 138, requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value.

Historically, the Company has not entered into any derivative contracts, as defined by SFAS No. 133 and its subsequent amendments. Accordingly, adoption of the new standard on July 2, 2000 will not have an effect upon the Company's consolidated financial statements, unless the Company enters into any derivative contracts in the future.


RESULTS OF OPERATIONS

Fiscal 1999 Versus Fiscal 1998

Net Sales.   Consolidated net sales for the year ended July 3, 1999 totaled
$314.5 million, as compared to $342.9 million for the year ended June 27, 1998, a decrease of 8.3% resulting from a decrease in unit sales. The decrease came from the sales of finished synthetic fabric and greige sales to converters. The principal decline in sales was from the sale of finished synthetic fabric, which declined 30% from the prior year. These decreases were somewhat offset by an increase in finished cotton fabric.

Gross Profit.   Consolidated gross profit margin for the year ended July 3,
1999 was 18.0%, as compared to 18.5% for the year ended June 27, 1998. The decline in finished fabric sales accounted for the majority of the decline in gross profit percent. As a result of the declining market for synthetic and greige sales, the synthetic business has been downsized to better match capacity with market demand and the greige business assets have been converted to the more profitable finished cotton fabrics product lines. The movement away from the greige business was substantially completed during fiscal 1999.

Selling, General and Administrative Expenses.   During the year ended July 3,
1999, selling, general and administrative expenses were $19.9 million, as compared to $18.6 million during the year ended June 27, 1998, an increase of $1.3 million or 7%. The increase was primarily attributable to costs associated with the restructuring of the Company.

Operating Earnings.   Operating earnings for the year ended July 3, 1999 were
$36.9 million, as compared to $45.2 million for the year ended June 27, 1998. The decline in operating earnings was due to the factors described above.

Net Interest Expense.   For the year ended July 3, 1999, net interest expense
was $19.5 million, as compared to $22.8 million for the year ended June 27, 1998. The decrease in interest expense resulted from reductions in debt primarily due to the liquidation of the assets of the discontinued Stevcoknit and Nautilus divisions.

Taxes.   For the year ended July 3, 1999, the Company recorded tax expense of
$0.2 million for continuing operations resulting mainly from state franchise and income tax expenses. For the year ended June 27, 1998, the Company recorded tax expense of $0.7 million for continuing operations which was also the result of state franchise and income tax expenses.

Income from Continuing Operations.   Income from Continuing Operations for the
year ended July 3, 1999 was $17.2 million, as compared to $21.7 million for the year ended June 27, 1998. The decrease was due to the factors described above.

Order Backlog.   The Company's order backlog at July 3, 1999 was $63.3 million, a 40.6% decrease from the $106.6 million order backlog at June 27, 1998. The majority of this decrease was in finished woven fabrics due in part to a decline in blanket contracts (contracts without specific color requirements). The decline in blanket contracts accounted for approximately 45% of the

[GRAPHIC OMITTED]
            -------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION -- CONTINUED

overall decline in the order backlog. Many customers have discontinued the practice of issuing blanket contracts when specific color requirements are unknown. Management believes this is an industry trend that will continue. The balance of the decline is a result of market conditions, particularly in the synthetics business.


LIQUIDITY AND SOURCES OF CAPITAL

During fiscal 2000, the Company financed its capital expenditures primarily through cash generated from operations.


The Company generated operating cash flows of $32.3, $54.5, and $51.9 million for the 2000, 1999 and 1998 fiscal years, respectively. Cash generated in fiscal year 2000 from both continuing and discontinued operations was used primarily to finance capital expenditures, including equipment purchases, and to reduce indebtedness.


[BAR CHART APPEARS HERE]

      DMI INVENTORY
      (Millions $)


 46     46     48     44     46
--------------------------------
1ST    2ND    3RD    4TH    1ST
FY2000                   FY2001


On August 25, 1997 a subsidiary of the Company, Delta Mills, Inc. (DMI), which currently owns all the Company's operating assets, issued $150 million of unsecured ten-year senior notes at an interest rate of 9.625%, and obtained a secured five-year $100 million revolving line of credit subject to borrowing base limitations. The $100 million revolving line of credit was replaced by a new credit facility on March 31, 2000. Borrowings under the new credit facility are based on eligible accounts receivable and inventory of the DMI, subject to a maximum $50 million availability limit. The facility has a three-year term and is secured by the accounts receivable, inventory and capital stock of DMI. The interest rate on the credit facility is based on a spread over either LIBOR or a base rate. On July 1, 2000, there were no borrowings, and approximately $50 million was available for borrowing, under this credit facility.

The credit facility contains restrictive covenants which require that DMI's maximum leverage ratio not exceed specified ratios. The agreement also restricts additional indebtedness, dividends, and capital expenditures. The new credit facility does not contain certain restrictions which were present in the credit facility which it replaced. The payment of dividends with respect to Delta Mills stock is permitted by the credit facility if there is no event of default and there is at least $1 of undrawn availability under the facility.

In May 1998, the Company obtained a short-term $30 million revolving line credit facility (subject to borrowing base limitations) which was originally due in May of 1999. The term of this facility was subsequently extended and was terminated in May 2000.

Loan covenants in the senior notes and the DMI revolving credit facility, among other matters, limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company or to pay dividends to the Company's stockholders. At July 1, 2000, under the most restrictive of these covenants $1.8 million was available for distribution by DMI to the rest of the Company.

During the year the Company acquired for $26,615,179 a portion of its 9 5/8% Senior Notes. The aggregate principal face amount of the acquired Senior Notes was $34,922,000. In July, August and through September 18, 2000, the Company acquired for the sum of $14,270,000 an additional portion of its 9 5/8% Senior Notes, the aggregate principal face amount of which was $15,653,000. The future annual reduction in the Company's interest expense because of these Senior Note repurchases will be $4,867,844.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION -- CONTINUED

[BAR CHART APPEARS HERE]


         DWI DEBT
        (Millions $)

157    157    131    115     99
--------------------------------
1ST    2ND    3RD    4TH    1ST
FY2000                   FY2001





[BAR CHART APPEARS HERE]

     DWI INTEREST EXPENSE
        (Millions $)


4.4    4.2     4.1   3.4    2.8
--------------------------------
1ST    2ND    3RD    4TH    1ST
FY2000                   FY2001




On December 13, 1999 the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 5,000,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. This stock repurchase plan replaced the 2,500,000 share stock purchase plan announced by the Company in September 1998, pursuant to which the Company had acquired an aggregate of approximately 979,000 shares. During fiscal 2000 the Company purchased approximately 556,000 shares at a cost of approximately $1,030,000.

During fiscal 2000, the Company had capital expenditures of approximately $4.2 million primarily for capital improvements, new equipment, and computer system upgrades. During fiscal 2001, the Company plans to spend approximately $10 million for capital improvements, new equipment, and computer system upgrades. The Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors.

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At July 1, 2000 minimum payments under these contracts with non-cancelable contract terms were $25 million.

The Company believes that the cash flow generated by its operations and funds available under DMI's credit line should be sufficient to service its debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION -- CONTINUED



      [PICTURE APPEARS HERE]

      Automated Cotton Opening



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk Sensitivity

As a part of Delta Woodside's business of converting fiber to finished fabric, the Company makes raw cotton purchase commitments and then fixes prices with cotton merchants who buy from producers and sell to textile manufacturers. The Company may seek to fix prices up to 18 months in advance of delivery. Daily price fluctuations are minimal, yet long-term trends in price movement can result in unfavorable pricing of cotton for the Company. Before fixing prices, the Company looks at supply and demand fundamentals, recent price trends and other factors that affect cotton prices. The Company also reviews the backlog of orders from customers as well as the level of fixed price cotton commitments in the industry in general. At July 1, 2000, a 10% decline in the market price of the cotton covered by the Company's fixed price contracts would have a negative impact of approximately $2.5 million on the value of the contracts. At the end of fiscal 1999, a 10% decline in the market price of the Company's fixed price contracts would have had a negative impact of approximately $4.2 million on the value of the contracts. The decline in the potential negative impact from 1999 to 2000 is due principally to current cotton commitments being at significantly lower average prices than in fiscal 1999.


Interest Rate Sensitivity

The $50 million secured three year revolving credit facility expiring in 2003 is sensitive to changes in interest rates. Interest is based on a spread over LIBOR or a base rate. An interest rate change would have a negative impact to the extent the Company borrows against the revolving credit facility. The impact would be dependent on the level of borrowings incurred. In fiscal year 2001, as of the date of this Annual Report, the Company has not borrowed against the revolving credit facility. An interest rate change would not have an impact on the fixed rate ten-year senior notes.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION -- CONTINUED


ENVIRONMENTAL MATTERS

Prior to fiscal year 2001, two of the Company's South Carolina plants, the Delta 2 & 3 finishing plants, had been unable to comply with certain toxicity and other permit-related limits contained in a National Pollutant Discharge Elimination System ("NPDES") permit held by the Company. Additionally, high nitrate levels had been observed at the spray field for those plants. To achieve compliance with the non-toxicity NPDES permit limits, the Company completed certain upgrades in October 1998 at a cost of approximately $2.3 million. Since then, the Company has had two non-toxicity permit violations resulting in the payment of a de minimis penalty. On June 30, 2000 the Company was issued a discharge permit without toxicity limits. The Company is required to monitor the toxicity level and report the results annually. The effective date of this permit is August 1, 2000, and is in effect until March 31, 2004.

On June 30, 2000 the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination. Because of these studies, one half of the proceeds from the sale of the plant was placed in an escrow account to cover expenses related to this contamination. The Company has recorded the sale net of estimated costs to remediate the property.


  [PICTURE APPEARS HERE]


  Delta Finishing Complex, Cheraw, S.C.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT



THE BOARD OF DIRECTORS AND SHAREHOLDERS
DELTA WOODSIDE INDUSTRIES, INC.


We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. as of July 1, 2000 and July 3, 1999 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended July 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. at July 1, 2000 and July 3, 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended July 1, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                              KPMG LLP



Greenville, South Carolina
August 4, 2000, except as to Note K (b), which is as of September 18, 2000

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

Delta Woodside Industries, Inc.

--------------------------------------------------------------------------------------------------------------------
                                                                                        July 1, 2000    July 3, 1999
                                                                                    ---------------- ---------------
 ASSETS
 Current assets
  Cash and cash equivalents                                                           $ 19,385,000    $  14,066,000
  Accounts receivable:
   Factor                                                                               70,299,000       66,854,000
   Customers                                                                             1,598,000          354,000
                                                                                      ------------    -------------
                                                                                        71,897,000       67,208,000
   Less allowances for doubtful accounts and returns                                       173,000          287,000
                                                                                      ------------    -------------
                                                                                        71,724,000       66,921,000
  Inventories
   Finished goods                                                                        4,916,000        9,122,000
   Work in process                                                                      31,324,000       28,630,000
   Raw materials and supplies                                                            7,679,000        6,617,000
                                                                                      ------------    -------------
                                                                                        43,919,000       44,369,000
  Current assets of discontinued operations                                                      0       65,709,000
  Deferred income taxes                                                                  3,288,000        2,186,000
  Prepaid expenses and other current assets                                                537,000          905,000
                                                                                      ------------    -------------
    Total current assets                                                               138,853,000      194,156,000
 Property, plant and equipment, at cost
   Land and land improvements                                                            2,068,000        2,075,000
   Buildings                                                                            36,635,000       40,154,000
   Machinery and equipment                                                             120,740,000      116,671,000
   Furniture and fixtures                                                                2,201,000        2,189,000
   Leasehold improvements                                                                  967,000          967,000
   Construction in progress                                                                401,000        4,363,000
                                                                                      ------------    -------------
                                                                                       163,012,000      166,419,000
   Less accumulated depreciation                                                        71,632,000       65,864,000
                                                                                      ------------    -------------
                                                                                        91,380,000      100,555,000
 Noncurrent assets of discontinued operations                                                    0       43,902,000
 Intangible assets, less accumulated amortization of $3,207,000 (2000) and
   $1,288,000 (1999)                                                                     2,886,000        4,755,000
 Noncurrent deferred income taxes                                                        3,407,000
 Other assets                                                                            1,320,000        2,883,000
                                                                                      ------------    -------------
                                                                                      $237,846,000    $ 346,251,000
                                                                                      ============    =============
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
  Short-term bank debt                                                                $          0    $   1,678,000
  Trade accounts payable                                                                14,611,000       16,233,000
  Accrued employee compensation                                                          3,649,000        4,802,000
  Accrued and sundry liabilities                                                        17,478,000       20,533,000
  Current portion of long-term debt                                                              0        6,710,000
                                                                                      ------------    -------------
    Total current liabilities                                                           35,738,000       49,956,000
 Long-term Debt                                                                        115,078,000      150,158,000
 Deferred income taxes                                                                           0        4,295,000
 Deferred compensation                                                                   6,125,000        7,862,000
 Shareholders' equity
  Preferred Stock                                                                                0                0
  Common Stock - par value $.01 a share-authorized 50,000,000 shares, issued and
    outstanding 23,999,000 shares (2000) and 23,792,000 shares (1999)                      240,000          238,000
  Additional paid-in capital                                                            86,145,000      160,863,000
  Retained earnings (deficit)                                                           (5,480,000)     (27,121,000)
                                                                                      ------------    -------------
                                                                                        80,905,000      133,980,000
                                                                                      ------------    -------------
 Commitments and contingencies                                                        $237,846,000    $ 346,251,000
                                                                                      ============    =============
--------------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

Delta Woodside Industries, Inc.


--------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Year Ended
                                                                              --------------------------------------------------
                                                                                  July 1, 2000     July 3, 1999    June 27, 1998
                                                                              ---------------- ---------------- ----------------
Net sales                                                                      $ 249,115,000     $314,455,000     $342,913,000
Cost of goods sold                                                               215,567,000      257,744,000      279,336,000
                                                                               -------------     ------------     ------------
Gross profit                                                                      33,548,000       56,711,000       63,577,000
Selling, general and administrative expenses                                      17,950,000       19,939,000       18,617,000
Other income                                                                         475,000          126,000          249,000
                                                                               -------------     ------------     ------------
     Operating profit                                                             16,073,000       36,898,000       45,209,000
Interest (expense) income:
  Interest expense                                                               (17,312,000)     (19,929,000)     (23,395,000)
  Interest income                                                                  1,218,000          467,000          557,000
                                                                               -------------     ------------     ------------
                                                                                 (16,094,000)     (19,462,000)     (22,838,000)
                                                                               -------------     ------------     ------------
Income (loss) from continuing operations before income taxes and
  extraordinary item                                                                 (21,000)      17,436,000       22,371,000
Income tax expense (benefit)                                                      (6,229,000)         202,000          671,000
                                                                               -------------     ------------     ------------
Income from continuing operations before extraordinary item                        6,208,000       17,234,000       21,700,000
Extraordinary gain (net of taxes)                                                  8,062,000
Discontinued Operations:
  (Loss) on disposal of discontinued operations net of applicable income
   taxes                                                                                   0       (7,387,000)     (37,509,000)
  Income (loss) from operations of discontinued businesses net of applicable
   income taxes                                                                    7,371,000      (49,242,000)     (27,944,000)
                                                                               -------------     ------------     ------------
  Total discontinued operations                                                    7,371,000      (56,629,000)     (65,453,000)
                                                                               -------------     ------------     ------------
Net income (loss)                                                              $  21,641,000    ($ 39,395,000)   ($ 43,753,000)
                                                                               =============     ============     ============
Basic and diluted earnings (loss) per share:
  Continuing operations                                                        $        0.26     $       0.71     $       0.88
  Extraordinary gain                                                           $        0.34
  Discontinued operations                                                               0.31           ( 2.34)          ( 2.66)
                                                                               -------------     ------------     ------------
  Net earnings (loss)                                                          $        0.91     $     ( 1.63)    $     ( 1.78)
                                                                               =============     ============     ============
Weighted average number of shares outstanding                                     23,651,000       24,149,000       24,575,000
                                                                               =============     ============     ============
--------------------------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Delta Woodside Industries, Inc.

-------------------------------------------------------------------------------------------------------------
                                                                                         Common Stock
                                                                       Preferred ----------------------------
                                                                         Stock        Shares        Amount
                                                                       --------  --------------- ------------
Balance at June 28, 1997                                                  $0        24,518,405     $245,000
  Incentive stock award plan, shares issued                                            112,403        1,000
  Stock Option Plan, shares issued                                                      11,255
  Tax benefits of stock plans
  Net (loss)
  Cash dividends paid - $.10 a share
  Other                                                                                  2,026
                                                                          --       -----------     --------
Balance at June 27, 1998                                                  $0       $24,644,089     $246,000
  Incentive stock award plan, shares issued                                             72,435        1,000
  Stock Option Plan, shares issued                                                      56,751
  Share repurchases                                                                   (978,647)      (9,000)
  Net (loss)
  Cash dividends paid - $.10 a share
  Other                                                                                 (3,119)
                                                                          --       -----------     --------
Balance at July 3, 1999                                                   $0        23,791,509     $238,000
  Incentive stock award plan, shares issued                                             59,361     $  1,000
  Stock Option Plan, shares issued                                                      12,875
  Long Term Incentive Plan, shares issued                                              690,980     $  7,000
  Share repurchases                                                                   (556,100)      (6,000)
  Net income
  Net dividend to reflect the spin off of Delta Apparel & Duck Head
                                                                          --       -----------     --------
Balance at July 1, 2000                                                   $0       $23,998,625     $240,000



                                                                        Additional         Retained
                                                                           Paid-In         Earnings
                                                                           Capital        (Deficit)
                                                                      ---------------- ----------------
Balance at June 28, 1997                                               $ 164,811,000     $ 60,311,000
  Incentive stock award plan, shares issued                                  575,000
  Stock Option Plan, shares issued                                            75,000
  Tax benefits of stock plans                                               (253,000)
  Net (loss)                                                                              (43,751,000)
  Cash dividends paid - $.10 a share                                                       (2,460,000)
  Other                                                                       13,000
                                                                      ---------------- ----------------
Balance at June 27, 1998                                               $ 165,221,000     $ 14,100,000
  Incentive stock award plan, shares issued                                  344,000
  Stock Option Plan, shares issued                                           411,000
  Share repurchases                                                       (4,511,000)
  Net (loss)                                                                              (39,395,000)
  Cash dividends paid - $.10 a share                                        (593,000)      (1,826,000)
  Other                                                                       (9,000)
                                                                      ---------------- ----------------
Balance at July 3, 1999                                                $ 160,863,000    ($ 27,121,000)
  Incentive stock award plan, shares issued                                  155,000
  Stock Option Plan, shares issued                                            80,000
  Long Term Incentive Plan, shares issued                                  1,031,000
  Share repurchases                                                       (1,024,000)
  Net income                                                                               21,641,000
  Net dividend to reflect the spin off of Delta Apparel & Duck Head      (74,960,000)
                                                                       -------------     ------------
Balance at July 1, 2000                                                $  86,145,000    ($  5,480,000)
-------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Delta Woodside Industries, Inc.

--------------------------------------------------------------------------------------------------------------------------------

                                                                                               Year Ended
                                                                         -------------------------------------------------------
                                                                              July 1, 2000       July 3, 1999      June 27, 1998
                                                                         -----------------  -----------------  -----------------
 Operating activities
  Net income (loss)                                                       $   21,641,000     ($  39,395,000)    ($  43,751,000)
  Adjustments to reconcile net income to net cash provided by operating activities:
    Discontinued operations                                                   21,217,000         67,173,000         68,530,000
    Depreciation                                                              10,797,000         11,029,000         13,713,000
    Amortization                                                               1,919,000            706,000          1,013,000
    Discount to face value on repurchase of bonds                             (8,307,000)
    Provision for losses on accounts receivable                                 (114,000)            27,000           (363,000)
    Provision for deferred income taxes                                       (8,805,000)          (415,000)           294,000
    Losses (gains) on disposition of property and equipment                      133,000            110,000           (143,000)
    Compensation under stock plans                                             1,272,000            748,000            664,000
    Deferred compensation                                                       (416,000)            48,000            244,000
    Other                                                                                             8,000            265,000
    Changes in operating assets and liabilities:
     Accounts receivable                                                      (4,413,000)        14,872,000          1,587,000
     Inventories                                                                 450,000          9,015,000          2,817,000
     Other current assets                                                       (115,000)           191,000            (45,000)
     Accounts payable and accrued expenses                                    (2,961,000)        (9,648,000)         7,076,000
                                                                          --------------      -------------      -------------
       Net cash provided by operating activities                              32,298,000         54,469,000         51,901,000
 Investing activities
  Property, plant and equipment:
    Purchases                                                                 (4,179,000)        (8,896,000)        (3,826,000)
    Proceeds of dispositions                                                     750,000            578,000             86,000
  Net (investing) divesting activities of discontinued operations             (2,932,000)         9,619,000           (684,000)
  Cash balances of businesses spun off                                        (1,665,000)
  Other                                                                        1,647,000             (7,000)          (296,000)
                                                                          --------------      -------------      -------------
       Net cash (used) provided by investing activities                       (6,379,000)         1,294,000         (4,720,000)
 Financing activities
  Proceeds from revolving lines of credit                                    185,517,000        297,434,000        293,262,000
  Repayments on revolving lines of credit                                   (171,672,000)      (333,499,000)      (481,019,000)
  Scheduled principal payments of long-term debt                              (7,163,000)          (514,000)          (682,000)
  Repurchase and retirement of long term debt                                (26,615,000)
  Proceeds from issuance of long-term debt                                             0                  0        145,688,000
  Dividends paid                                                                       0         (2,419,000)        (2,460,000)
  Repurchase common stock                                                     (1,030,000)        (4,520,000)
  Other                                                                          363,000           (932,000)        (1,913,000)
                                                                          --------------      -------------      -------------
       Net cash (used) by financing activities                               (20,600,000)       (44,450,000)       (47,124,000)
                                                                          --------------      -------------      -------------
       Increase in cash and cash equivalents                                   5,319,000         11,313,000             57,000
 Cash and cash equivalents at beginning of year                               14,066,000          2,753,000          2,696,000
                                                                          --------------      -------------      -------------
       Cash and cash equivalents at end of year                           $   19,385,000      $  14,066,000      $   2,753,000
                                                                          ==============      =============      =============
--------------------------------------------------------------------------------------------------------------------------------

                See notes to consolidated financial statements.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Delta Woodside Industries, Inc.

NOTE A -- Significant Accounting Policies

Principles of Consolidation:   The consolidated financial statements include
the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries (all of which are wholly-owned, except for International Apparel Marketing Corporation which was 70% owned for the year ending June 27, 1998, wholly owned for the year ended July 3, 1999 and was merged into the Company during the year ending July 1, 2000). All significant intercompany balances and transactions have been eliminated. The 1999 and 1998 fiscal years have been reclassified to conform to the 2000 presentation. (See Note B, Discontinued Operations)

Cash Equivalents:   The Company considers all highly liquid investments with
maturities of three months or less when purchased to be cash equivalents.

Inventories:   Inventories are stated at the lower of cost or market determined using the first-in, first-out (FIFO) method.

Cost for certain inventories of discontinued operations were determined under the LIFO method. If these inventories had been determined by the FIFO method, they would have been approximately the same as the reported amounts.

Property, Plant and Equipment:   Property, plant and equipment is stated on the
basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of two to thirty-two years, but predominantly over seven to ten years, and by accelerated methods for income tax reporting.

Intangible Assets:   Amortization is computed using the straight-line method
over periods of 5 to 10 years, but primarily over 10 years. The excess of cost over assigned value of net assets acquired relating to certain business combinations included in discontinued operations has been amortized to expense over 40 years. As of July 3, 1999, and July 1, 2000 all such assets had been either disposed of or written down to zero value due to impairment.

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

Earnings Per Common Share:   Basic and diluted earnings per share data are
computed based on the weighted average number of shares of Common Stock and Common Stock Equivalents outstanding during each period. Common stock equivalents are approximately 0% to .3% of weighted average shares outstanding for the periods presented, and do not affect the calculation of earnings per share. These common stock equivalents are attributable to the stock option plan where the options have vested, but have not yet been exercised.

Environmental Costs:   Environmental compliance costs, including ongoing
maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued, except to the extent costs can be capitalized, when remedial efforts are probable, and the cost can be reasonably estimated.

Cotton Procurement:   The Company contracts to buy cotton with future delivery
dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are settled by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and it is estimated that the costs of cotton are not recoverable in future sales of finished goods, the differential is charged to income at that time.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

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

Fiscal Year:   The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 1998 and 2000 each consisted of 52 weeks and 1999 consisted of 53 weeks.

NOTE B -- Spin-off Transaction and Discontinued Operations

On October 4, 1999, the Company announced its decision to spin-off to its current shareholders, as separate public companies, its Delta Apparel and Duck Head Apparel divisions. This transaction was completed on June 30, 2000 and resulted in a net dividend to reflect the spin-off transactions of $74,960,000. Since these businesses are no longer a part of the Company, the results of these segments have been reclassified and reported as discontinued operations for all years presented. During fiscal year 2000, the Company recorded pre-tax expenses related to the spin-off totaling approximately $5.0 million.

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

In connection with the decision to discontinue these businesses, the Company, in fiscal 1998, recognized an estimated loss on disposal of discontinued operations of $37 million including a provision of $8.0 million for losses during the phase-out period and an income tax benefit of $1.2 million. In fiscal 1999, the Company increased the estimate of the after-tax cost to discontinue these businesses and recognized after tax charges of $7 million. Proceeds from the liquidation of these divisions have been used to reduce indebtedness and to make capital expenditures.

The net assets of discontinued businesses are as follows:

--------------------------------------------------------------------------------------------------
                                                                    July 1, 2000      July 3, 1999
                                                                  --------------   ---------------
Accounts Receivable                                                     $ 0         $ 31,849,000
Inventories                                                               0           51,754,000
Other current assets                                                      0            1,058,000
Accounts Payable                                                          0           (9,121,000)
Accrued and sundry liabilities                                            0           (9,831,000)
                                                                        ---         ------------
  Net current assets                                                      0           65,709,000
Property, plant and equipment net of accumulated depreciation             0           43,361,000
Intangibles                                                               0              145,000
Other noncurrent assets                                                   0              396,000
                                                                        ---         ------------
   Total Assets                                                         $ 0         $109,611,000
                                                                        ===         ============
--------------------------------------------------------------------------------------------------

The net assets of the Delta Apparel and Duck Head businesses, which were spun off to the shareholders as a dividend on June 30, 2000, were $53.8 million and $21.1 million respectively.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

Summarized results of operations for discontinued businesses are as follows:

--------------------------------------------------------------------------------------------------------------
                                                            July 1, 2000      July 3, 1999      June 27, 1998
                                                          ----------------  ----------------  ----------------
Net Sales                                                   $169,792,000      $190,364,000      $301,999,000
Costs and expenses                                           158,060,000       239,464,000       330,517,000
                                                            ------------      ------------      ------------
Income (loss) before spin off costs and income taxes          11,732,000       (49,100,000)      (28,518,000)
Spin off costs                                                (4,953,000)                0                 0
Income tax expense (benefit)                                    (592,000)          142,000          (574,000)
                                                            ------------      ------------      ------------
Income (loss) from operation of discontinued businesses     $  7,371,000     ($ 49,242,000)    ($ 27,944,000)
                                                            ============      ============      ============
--------------------------------------------------------------------------------------------------------------

Summarized statements of cash flows for discontinued operations are as follows:


-------------------------------------------------------------------------------------------------------
                                                                    Fiscal Year Ended
                                                   ----------------------------------------------------
                                                    July 1, 2000      July 3, 1999      June 27, 1998
                                                   --------------  -----------------  -----------------
Net income (loss) from discontinued operations      $  7,371,000     $ (56,629,000)     $ (65,453,000)
                                                    ------------     -------------      -------------
Depreciation                                           8,315,000        18,167,000         17,180,000
Amortization                                                   0        22,082,000          8,173,000
Other                                                 (3,990,000)        2,693,000          5,299,000
Changes in operating assets and liabilities           16,892,000        24,231,000         37,878,000
                                                    ------------     -------------      -------------
  Subtotal                                            21,217,000        67,173,000         68,530,000
                                                    ------------     -------------      -------------
Net cash provided by operating activities             28,588,000        10,544,000          3,077,000
                                                    ------------     -------------      -------------
Property, plant and equipment purchases               (4,760,000)       (6,196,000)       (14,637,000)
Proceeds of dispositions                               1,958,000        13,504,000         13,889,000
Other                                                       (130)        2,311,000             64,000
                                                    ------------     -------------      -------------
Net cash provided (used) by investing activities      (2,932,000)        9,619,000           (684,000)
                                                    ------------     -------------      -------------
Net cash provided by discontinued operations        $ 25,656,000     $  20,163,000      $   2,393,000
                                                    ============     =============      =============
-------------------------------------------------------------------------------------------------------

Amortization in the year ended July 3, 1999 included $8.9 million in impairment charges at the Nautilus International division. Also, during fiscal 1999, the Company recognized the impairment of the excess of cost over assigned value of net assets acquired in the Duck Head Apparel division by charging pretax income for $12.6 million, which is also included in amortization. The Company also took an impairment charge to write down certain real property in the Delta Apparel division. This charge is included in depreciation.

During fiscal 1998, the Company recognized the impairment of the excess of cost over assigned value of net assets acquired in the Delta Apparel division by charging pretax income for $7.5 million. This charge is included in amortization.

NOTE C -- Accounts Receivable

The Company assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

The Company operates within the textile industry, and its operations are affected by the relative strength or weakness of the textile markets. The Company has three major customers that accounted for 44%, 48%, and 40% of total net sales of continuing operations for fiscal years 2000, 1999, and 1998, respectively.

NOTE D -- Long-Term Debt, Credit Arrangements and Notes Payable

Long-term debt consists of:

--------------------------------------------------------------------------------------------------------------------
                                                                                       July 1, 2000     July 3, 1999
                                                                                     --------------  ---------------
Senior notes due in 2007 (9.625%), with interest payable semiannually                 $115,078,000    $150,000,000
Industrial Revenue Bond payable monthly, through 2001 at 80% of a bank's base rate               0         339,000
Note to a bank payable monthly with interest at prime Plus 1%                                    0       6,415,000
Other                                                                                            0         114,000
                                                                                      ------------    ------------
                                                                                       115,078,000     156,868,000
Less current portion                                                                             0       6,710,000
                                                                                      ------------    ------------
                                                                                      $115,078,000    $150,158,000
                                                                                      ============    ============
--------------------------------------------------------------------------------------------------------------------

On August 25, 1997 a subsidiary of the Company, Delta Mills, Inc., "DMI", issued $150 million of unsecured ten-year senior notes, and obtained a secured five-year $100 million revolving line of credit. The $100 million revolving line of credit was replaced by a new credit facility on March 31, 2000. Borrowings under the new credit facility are based on eligible accounts receivable and inventory of Delta Mills, subject to a $50 million maximum availability limit. The facility has a three-year term and is secured by the accounts receivable, inventory and capital stock of Delta Mills and Delta Mills Marketing (Delta Mills' wholly-owned subsidiary). The interest rate on the credit facility is based on a spread over either LIBOR or a base rate. On July 1, 2000, there were no borrowings under this credit facility.

The credit facility contains restrictive covenants which require that Delta Mills' Maximum Leverage Ratio not exceed specified ratios. The agreement also restricts additional indebtedness, dividends, and capital expenditures. The new credit facility does not contain certain restrictions which were present in the credit facility which it replaced. The payment of dividends with respect to Delta Mills stock is permitted if there is no event of default and there is at least $1 of undrawn availability under the facility.

Loan covenants in the senior notes and the DMI credit facility limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company. In addition to the limitations contained in the credit agreement described above, the senior notes also contain restrictive covenants limiting payments to the Company. At July 1, 2000, the net assets of the Company include net assets of the wholly owned subsidiary DMI of approximately $56 million which are subject to the restrictions described above.

Total interest expense incurred by the Company was $17,312,000, $19,929,000 and $23,395,000 in fiscal years 2000, 1999 and 1998, respectively. Total interest paid during fiscal years 2000, 1999 and 1998 was $16,790,000, $18,021,000, and
$21,568,000, respectively.

During fiscal year 1997, the Company acquired certain machinery and equipment under non-cancelable operating leases in connection with the modernization project in the woven fabrics division. The terms provide for total lease payments of $14 million over a period of five years.

Rent expense relating to all operating leases of the Company was approximately $3,860,000, $3,636,000 and $4,142,000 for fiscal 2000, 1999 and 1998, respectively.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

The carrying value of the Company's revolving credit agreements approximate fair value since the rates are tied to floating rates. At July 1, 2000 the carrying value of the senior notes was $115,078,000 and the fair value, based on quoted market prices was $96,666,000.

Aggregate principal maturities of all long-term debt and minimum payments under operating leases, are as follows:

-------------------------------------------
                   Long-term      Operating
Fiscal Year             Debt         Leases
------------- --------------  -------------
2001           $          0    $3,280,000
2002                      0     1,628,000
2003                      0       446,000
2004                      0       461,000
Later year      115,078,000       528,000
               ------------    ----------
               $115,078,000    $6,343,000
               ============    ==========
-------------------------------------------

NOTE E -- Shareholders' Equity

STOCK OPTION PLAN

The Stock Option Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996 and fiscal 1998. The Plan terminated in May 2000. The Plan gives the Company the right to grant options for up to 800,000 shares of Common Stock to employees. Options available for grant at July 3, 1999 and June 27, 1998 were 127,887 and 221,700, respectively.

A reconciliation of the Company's stock option activity and related information follows:

------------------------------------------------------------
                                      Weighted
                                 Average Price        Shares
                               ---------------  ------------
Outstanding at June 28, 1997       $  3.82         341,506
  Granted                             2.66         148,000
  Exercised                           3.29         (11,375)
  Canceled                            6.63         (20,750)
                                   -------         -------
Outstanding at June 27, 1998          3.33         457,381
  Granted                             2.52          55,500
  Exercised                           3.62         (56,751)
  Canceled                            3.12         (38,187)
                                   -------         -------
Outstanding at July 3, 1999           3.20         417,943
  Granted                            N/A
  Exercised                           3.10         (12,875)
  Canceled                            4.77         (45,175)
                                   -------         -------
Outstanding at July 1, 2000           3.01         359,893
                                   =======         =======
------------------------------------------------------------

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

For options outstanding at July 1, 2000, exercise price ranges from $2.44 to $3.38. These options expire on various dates beginning January 2001 and ending in August 2003, with a weighted average expiration of February 2002. The options generally have become exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. Pursuant to an amendment to the stock option plan associated with the spin off of Delta Apparel and Duck Head, the vesting of outstanding options was accelerated during fiscal 2000. Accordingly, all 359,893 options outstanding are exercisable. Compensation expense recognized in the year ended July 1, 2000, related to this accelerated vesting, was $329,000. Options which were exercisable at the end of fiscal 2000, 1999 and 1998 were 359,893, 211,899, and 151,296, respectively, with weighted average exercise prices of $3.01, $3.59, and 3.84, respectively.

The excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options become exercisable. Related compensation expense was $208,000, $308,000 and $223,000 during fiscal 2000, 1999, and 1998, respectively.

PRO FORMA DISCLOSURE

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures for option grants when accounting for stock-based compensation plans in accordance with APB 25. The pro forma effects are determined as if compensation costs were recognized using a fair value based accounting method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

--------------------------------------------------------------
                                2000         1999         1998
                              ------ ------------ ------------
Risk free interest rate        N/A           5.0%         5.0%
Expected lives for options     N/A       5 years      5 years
Expected volatility            N/A           47%          41%
Dividend yield                 N/A          2.0%         1.9%
Fair value at grant date       N/A     $155,400     $427,720
--------------------------------------------------------------

The pro forma effects on net loss and loss per share of options granted are as follows:

--------------------------------------------------------------------------------
                                            2000          1999          1998
(in thousands, except per share data)   ------------ ------------- -------------
Reported net income (loss)                $ 21,641     $ (39,395)    $ (43,753)
Pro forma net income (loss)                 21,589       (39,401)      (43,755)
Reported income (loss) per share          $    .91     $   (1.63)    $   (1.78)
Pro forma income (loss) per share              .91         (1.63)        (1.78)
--------------------------------------------------------------------------------

INCENTIVE STOCK PLAN

The Incentive Stock Award Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996 and fiscal 1998. The Plan gives the Company the right to grant awards for up to 1,100,000 shares of Common Stock to employees.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

Under the Incentive Stock Award Plan awards are granted for the right to purchase shares for $.01 per share. Awards were granted to purchase up to 0, 2,950, and 36,791 shares during fiscal 2000, 1999 and 1998, respectively. During fiscal 2000 and 1999, awards to purchase 45,175 and 24,833 shares, respectively, were cancelled. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the prevailing market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of Common Stock are recorded as an adjustment to additional paid-in capital. Compensation expense for the Company's incentive stock award plan including related tax assistance was $176,000, $977,000 and $775,000 for the fiscal years 2000, 1999 and 1998, respectively. Shares available for grant at July 1, 2000 were 529,851.

STOCK PURCHASE PLAN

On December 13, 1999 the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 5,000,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. This stock repurchase plan replaced the 2,500,000 share stock purchase plan announced by the Company in September 1998, pursuant to which the Company had acquired an aggregate of approximately 979,000 shares. During fiscal 2000 the Company purchased approximately 556,000 shares at a cost of approximately $1,030,000.

LONG TERM INCENTIVE PLAN

In 1997, the shareholders approved the Delta Woodside long term incentive plan. Under that plan, awards grants could be made to key executives and non-employee directors of Delta Woodside that, depending on the attainment of certain performance goals, could translate into stock options. In connection with the exercise of any options granted under the plan, the Company would pay cash to the participant to offset the income taxes attributable to the option exercise.

No awards grants complying with all the terms of the plan were made. The Company did, however, identify the individuals who would be plan participants, determined performance targets, and communicated these actions to the affected individuals. To take account of the communications made to the participants, the fact that all performance periods would expire following the record date for the Duck Head and Delta Apparel spin off, and the efforts of the key executives and directors, the Company's board approved the issuance of 690,980 shares of the Company's stock plus payment for income taxes attributable to the issuance. By acceptance of this compensation, the affected individuals have surrendered any rights they may have under the plan and no further awards will be granted or issued under the plan. The Company recognized compensation expense of $1,672,000 including payments for income taxes in fiscal 2000 under this plan.

PREFERRED STOCK

The shareholders have authorized the Board of Directors to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.

NOTE F -- Income Taxes

For fiscal 2000, the Company had regular taxable income of $13 million and alternative minimum taxable income (AMT) of $7 million, both of which were offset by available tax loss carry-forwards. After the spin-off and offsetting of current year taxable income, the Company had regular tax loss carry-forwards of $35 million for federal purposes and $19 million for state purposes at July 1, 2000.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

Significant components of the Company's deferred tax assets and liabilities are as follows:

------------------------------------------------------------------------
                                                  2000              1999
                                        --------------  ----------------
Assets:
Net operating loss carryforwards         $13,590,000     $  19,420,000
Inventory                                          0         6,625,000
Accrued transaction costs                    631,000           676,000
Tax credit carryforwards                   3,069,000         3,738,000
Deferred Compensation                      2,342,000         3,027,000
Health Claims & Worker's Compensation      1,596,000         2,760,000
Accrued compensation                       1,079,000         1,335,000
Other                                      1,011,000         2,248,000
                                         -----------     -------------
Deferred tax assets                       23,318,000        39,829,000
Valuation allowance                                0       (21,837,000)
                                         -----------     -------------
Net deferred tax assets                   23,318,000        17,992,000
                                         -----------     -------------
Liabilities:
Depreciation                              15,675,000        17,616,000
Inventory                                    269,000                 0
Inventory -- LIFO basis difference                 0         2,109,000
Accounts Receivable write-down               661,000           329,000
Other                                         18,000            47,000
                                         -----------     -------------
Deferred tax liabilities                  16,623,000        20,101,000
                                         -----------     -------------
   Net deferred tax asset (liability)    $ 6,695,000     $  (2,109,000)
                                         ===========     =============
------------------------------------------------------------------------

Approximately $10 million of the $21,837,000 prior year valuation allowance used to offset the gross deferred tax assets was spun-off with the new companies. The remaining valuation allowance was decreased to $0 due to management's belief that it is more likely than not that the gross deferred tax assets will be realized in the future. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

Significant components of the provision for income taxes are as follows:

-----------------------------------------------------------------------------------------------
                                                             2000        1999              1998
                                                  ---------------  ----------  ----------------
Current:
 Federal Income Taxes                              $          0     $      0     $    577,000
 State Income Taxes                                     467,000      202,000           94,000
                                                   ------------     --------     ------------
   Total Current                                        467,000      202,000          671,000
Deferred:
 Federal income taxes                                (6,334,000)           0                0
 State income taxes (benefits)                         (362,000)           0                0
                                                   ------------     --------     ------------
   Total Deferred                                    (6,696,000)           0                0
Total Provision for continuing operations          $ (6,229,000)    $202,000     $    671,000
                                                   ------------     --------     ------------
The total provision for income taxes related to:
 Extraordinary Items                                   (649,000)           0                0
 Discontinued Operations                           $   (592,000)    $163,000     $ (1,344,000)
                                                   ------------     --------     ------------
Total provision for income taxes                   $ (7,470,000)    $365,000     $   (673,000)
                                                   ============     ========     ============
-----------------------------------------------------------------------------------------------

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rates for continuing and discontinued operations is as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                     2000               1999               1998
                                                                         ----------------  -----------------  -----------------
Income tax expense (benefit) at statutory rates                           $   4,961,000      $ (13,664,000)     $ (15,574,000)
State taxes, net of federal benefit                                            (649,000)           374,000            189,000
Amortization of excess cost over assigned value of net assets acquired                0          5,900,000          2,799,000
Foreign subsidiary loss                                                         535,000            358,000            175,000
Valuation allowance adjustments                                             (11,459,000)         8,744,000         11,983,000
Other                                                                          (858,000)        (1,347,000)          (245,000)
                                                                          -------------      -------------      -------------
                                                                          $  (7,470,000)     $     365,000      $    (673,000)
                                                                          =============      =============      =============
-------------------------------------------------------------------------------------------------------------------------------

NOTE G -- Employee Benefit Plans

On September 27, 1997 the Delta Woodside Industries Employee Retirement Plan merged into the Delta Woodside Employee Savings and Investment Plan (401(k)). Future contributions to the 401(k) plan in lieu of a contribution to the Retirement Plan will be made in cash and not in stock. In the 401(k) plan employees may elect to convert DWI stock to other funds, but may not increase the amount of stock in their account. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. The Retirement Plan qualified as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan. A contribution of $328,000 was allocated to participants for fiscal 1998. During fiscal 2000, 1999 and 1998, the Company contributed $465,000, $736,000 and $615,000, respectively, to the 401(k) plan.

The Company also maintains a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.

The Company has a Deferred Compensation Plan which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of July 1, 2000 and July 3, 1999, the total liability amounted to $6,125,000 and $7,862,000, respectively.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

NOTE H -- Affiliated Party Transactions

Prior to June 30, 2000 the Company leased its corporate office space from a corporation whose stock is owned one-half each by the then president and a then vice president of the Company. Prior to June 30, 2000 additional office space and retail store space was leased from a director. Under the leases, the Company made payments of approximately $353,000, $169,000 and $248,000 for the 2000, 1999 and 1998 fiscal years, respectively.

These leases were terminated as of June 30, 2000 as part of the spin off.

NOTE I -- Commitments and Contingencies

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At July 1, 2000 minimum payments under these contracts with non-cancelable contract terms were approximately $25 million.

During fiscal 2001, the Company plans to spend approximately $10 million for capital improvements and to maintain its existing facilities.

The Company's previously owned Nautilus business has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act with respect to three hazardous waste sites. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993. The Company, therefore, has denied any responsibility at the sites and has declined to participate in any settlements. Accordingly, the Company has not provided for any reserves for costs or liabilities attributable to the previous corporation.

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

On January 10, 2000, the North Carolina Department of Environment and Natural Resources requested that Delta Mills, Inc., a subsidiary of the Company, accept responsibility for investigating the discharge of hazardous substances at an inactive hazardous waste site known as the Glen Raven Mills Site, Kings Mountain, North Carolina (the "Site"). A predecessor by merger of Delta Mills, Inc., Park Yarn Mills Company, Inc. ("Park Yarn"), owned the Site for approximately six (6) years, from approximately 1977 to 1983 (prior to the time Delta Mills, Inc. became a subsidiary of Delta Woodside Industries, Inc.) Delta Mills, Inc. is aware of no evidence that Park Yarn discharged or deposited any hazardous substance at the Site or is otherwise a "responsible party" for the Site. Further, Park Yarn filed bankruptcy and was discharged in 1983. Although no assurance can be provided, any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. Accordingly, Delta Mills, Inc. has denied any responsibility at the Site, has declined to undertake any activities concerning the Site, and had not provided for any reserves for costs or liabilities attributable to Park Yarn.

On January 13, 2000, Marion Mills, LLC, a supplier to the Delta Mills, Inc. subsidiary of the Company, brought an action against Delta Mills, Inc. in North Carolina Superior Court in McDowell County, North Carolina. Delta Mills, Inc. removed the case to federal court in the Western District of North Carolina, Asheville Division, where it is currently pending. Plaintiff seeks actual damages in excess of $1.8 million and consequential and incidental damages in excess of $7.4 million. The actual damages claim is based on an alleged failure by Delta Mills, Inc. to pay in excess of $1.8 million of invoice amounts. The consequential and incidental damages claim is based on the allegation that Delta Mills, Inc's. failure to pay caused Marion Mills, LLC to shut down its business. The

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

Company's position is that Delta Mills, Inc. paid some of the invoices claimed to be unpaid and did not pay the other invoices because of defects in the goods supplied by the plaintiff (which were returned per the plaintiff's authorization). The Company and Delta Mills, Inc. therefore deny and are vigorously contesting the claims.

From time to time the Company and its subsidiaries are defendants in other legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.

NOTE J -- Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the years ended July 1, 2000 and July 3, 1999.

---------------------------------------------------------------------------------------------------------------------------
2000 Quarter Ended
                                                                       October 2    January 1     April 1       July 1
                                                                       -----------  -----------  -----------  -------------
(In thousands, except per share data)
Net sales                                                              $ 57,306     $ 58,082     $ 62,146     $ 71,581
Gross profit                                                              6,101        6,339        9,452       11,656
Income (loss) from continuing operations (net of taxes)                  (1,439)      (3,936)       1,928        9,655
Extraordinary gain (net of taxes)                                             0            0        5,550        2,512
Income (loss) from discontinued operations (net of taxes)                 1,563        1,580         (502)       4,730
Net income (loss)                                                           124       (2,356)       6,976       16,897
Earnings (loss) from continuing operations per share of Common Stock      (0.06)       (0.16)        0.08         0.41
Earnings (loss) per share of Common Stock                                  0.01        (0.10)        0.30         0.72
---------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
1999 Quarter Ended
                                                                September 26    December 26    March 27      July 3
                                                                --------------  -------------  ----------  ------------
(In thousands, except per share data)
Net sales                                                       $83,223         $78,861        $72,944      $79,427
Gross profit                                                     16,879          15,540         12,506       11,786
Income from continuing operations (net of taxes)                  7,003           4,181            195        5,855
(Loss) from discontinued operations (net of taxes)               (3,348)         (7,021)        (2,906)     (43,354)
Net income (loss)                                                 3,655          (2,840)        (2,711)     (37,499)
Earnings from continuing operations per share of Common Stock      0.28            0.17           0.01         0.25
Earnings (loss) per share of Common Stock                          0.15           (0.12)         (0.11)       (1.58)
-----------------------------------------------------------------------------------------------------------------------

During the fourth quarter of fiscal 2000, as a result of the spin-off transaction, the Company reassessed the need for deferred tax asset valuation allowances and recorded a tax benefit of $5,821,000 to reduce the previously recorded valuation allowances.

During the fourth quarter of fiscal 1999, the Company recognized impairment of the excess of cost over assigned value of net assets acquired in the Duck Head Apparel division and of certain real property in the Delta Apparel Division, resulting in pretax charges totaling $14 million. In the same quarter, the Duck Head Apparel division also took pretax charges of $14.7 million resulting from reducing the estimated useful lives of certain categories of assets to more closely reflect current industry standards,

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

Delta Woodside Industries, Inc.

increasing inventory reserves due to poor sales levels, writing off store fixtures at former customers' premises, and reducing production capacity to more closely match reduced sales levels. Also in the fourth quarter, the Delta Apparel division took pretax charges of $3.1 million to increase reserves on certain discontinued and slow moving inventory categories, and to increase accounts receivable reserves. During the third quarter of fiscal 1999, the Company recorded a $2.6 million pre-tax charge to adjust the carrying value of certain plant assets. These charges are reflected in loss from discontinued operations.

NOTE K -- Extraordinary Item and Subsequent Events

(a) During fiscal 2000, the Company's Delta Mills, Inc. subsidiary purchased $34,922,000 of face amount of its 9 5/8% Senior Notes for $26,615,000. The Company recognized an extraordinary gain of $8,062,000 after a tax benefit of $648,000.

(b) Subsequent to the end of the fiscal 2000 and through September 18, 2000, Delta Mills purchased $15,653,000 face amount of its 9 5/8% senior notes for $14,270,000, resulting in a pre-tax extraordinary gain of $990,000.

[GRAPHIC OMITTED]
            -------------------------------------------------------------------

CORPORATE DIRECTORY

Operating Company of
Delta Woodside Industries, Inc.
     Delta Mills
       P.O. Box 6126, Station B
       100 Augusta Street
       Greenville, SC 29606

Corporate Officers

     William F. Garrett
     President and Chief Executive Officer

     William H. Hardman, Jr.
     Vice President, Chief Financial Officer,
     Secretary and Treasurer

     Donald C. Walker
     Vice President, Controller
     and Assistant Secretary

     Form 10-K

     Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2000 including financial statements and schedules, but excluding exhibits. Requests should be directed to:

     William H. Hardman, Jr.
     Vice President, Chief Financial Officer,
     Secretary and Treasurer
     P.O. Box 6126, Station B
     100 Augusta Street
     Greenville, SC 29606

Board of Directors

   * C. C. Guy**
     Retired businessman

     William F. Garrett
     President and
     Chief Executive Officer
     Delta Woodside Industries, Inc.

   * Dr. James F. Kane**
     Dean Emeritus, College of Business
     University of South Carolina

   * Dr. Max Lennon**
     President
     Mars Hill College

     E. Erwin Maddrey, II
     President
     Maddrey & Associates
     (Investment and Consulting)

     Buck A. Mickel**
     Vice President and Director
     Micco Corporation
     (Real estate and business investments)

   * Member Audit Committee
  ** Member Compensation Committee


Annual Meeting

     The Annual Meeting of Shareholders of Delta Woodside Industries, Inc. will be held on Tuesday, November 7, 2000, at 10:00 a.m., at the Peace Center, Gunter Theatre, 320 South Main Street, Greenville, South Carolina.

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

                              2000                       1999
FISCAL QUARTERS:     ---------------------   ----------------------
                         High       Low         High         Low
                     --------------------    ----------------------
    First Quarter    $5 15/16      $2 5/8    $5 13/16      $ 3 3/8
-------------------- --------------------    ---------------------
    Second Quarter     4 5/16       1 1/2       6 1/4      3 15/16
-------------------- --------------------    ---------------------
    Third Quarter       2 1/8       1 3/8       7 1/4       4 9/16
-------------------- --------------------    ---------------------
    Fourth Quarter          4      1 9/16       7 1/4      4 13/16
==================== --------------------    ---------------------

Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. The fiscal year 1999 was a fifty-three week year. The fiscal 1998 and 2000 years were fifty-two week years.

As of September 20, 2000 there were approximately 1,700 holders of record of the Company's Common Stock.

During fiscal 1999 and 1998, the Company paid quarterly dividends of $.025 per share. Dividend payments depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. During the first quarter of fiscal 2000, the Company suspended payments of dividends. For a description of the loan covenant restrictions that limit the payment of dividends by the Company, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Sources of Capital".

                        Delta Woodside Industries, Inc.
                                 (864) 255-4200
                            P.O. Box 6126, Station B
                               100 Augusta Street
                              Greenville, SC 29606