Form 10-K405, Exhibit 13
period 2001-06-30
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 2001-09-27
CIK 806624

                                   EXHIBIT 13

                     (DELTA WOODSIDE INDUSTRIES, INC. LOGO)

                               2001 ANNUAL REPORT

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

Table of Contents                                                Page Number
-----------------                                             ------------------
Common Stock Market Prices and Dividends                      Inside Front Cover
Selected Financial Data                                       Page 1
Letter to Shareholders                                        Page 2
Management's Discussion and Analysis                          Page 3
Operations by Industry Segment                                Page 4
Report of KPMG LLP                                            Page 10
Consolidated Financial Statements                             Page 11
Corporate Directory                                           Inside Back Cover

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Common Stock of the Company is listed on the New York Stock Exchange under the symbol DLW. The stock transfer agent for Delta Woodside Industries, Inc. is First Union National Bank of North Carolina, Shareholder Services Group, Two First Union Center, Charlotte, North Carolina 28288-1154.

In August of the current fiscal year, the Company was notified by the New York Stock Exchange that the Company had not met the continued listing standard that states the average closing price of a security cannot be less than $1.00 over a consecutive 30-trading-day period. The cure period for this requirement is six months that ends approximately the third week of February, 2002. Management is considering options to address the deficiency within the required time frame and expects to meet with representatives of the New York Stock Exchange in October 2001 to review these options.

The following table presents a two-year history of the high and low stock sales prices for the Common Stock, as reported by the New York Stock Exchange composite tape.

                                                               2001     2001      2000        2000
Fiscal Quarters:                                               High     Low       High        Low
----------------                                              ------   ------   ---------    ------
First Quarter                                                 1.7500   1.0000       5 15/16    2 5/8
Second Quarter                                                1.5625   1.0000       4 5/16     1 1/2
Third Quarter                                                 1.4000   1.0000       2 1/8      1 3/8
Fourth Quarter                                                1.1000   0.7800       4          1 9/16

Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. The fiscal year 1999 was a fifty-three week year. The fiscal 2000 and 2001 years were fifty-two week years.

As of September 19, 2001 there were approximately 1,951 holders of record of the Company's Common Stock.

During fiscal 1999, the Company paid quarterly dividends of $.025 per share. Dividend payments depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. During the first quarter of fiscal 2000, the Company suspended payments of dividends. The Company does not currently plan to pay dividends in the foreseeable future. For a description of the loan covenant restrictions that limit the payment of dividends by the Company, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Liquidity and Sources of Capital".

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

SELECTED FINANCIAL DATA
IN THOUSANDS EXCEPT PER SHARE DATA

--------------------------------------------------------------------------------

                                             2001       2000       1999       1998       1997
                                         --------   --------   --------   --------   --------
OPERATING DATA:
  Net sales                              $212,960   $249,115   $314,455   $342,913   $315,166
  Gross profit                             16,184     33,548     56,711     63,577     65,191
  Selling, general and administrative
     expenses                              14,544     17,950     19,939     18,617     16,330
  Other income                                274        475        126        249      1,738
  Operating income                          1,914     16,073     36,898     45,209     50,599
  Interest expense, net                    10,491     16,094     19,462     22,838     22,603
  Income (loss) from continuing
     operations before income taxes and
     extraordinary items                   (8,577)       (21)    17,436     22,371     27,996
  Income tax expense (benefit)             (3,071)    (6,229)       202        671      5,788
  Income (loss) from continuing
     operations before extraordinary
     items                                 (5,506)     6,208     17,234     21,700     22,208
  Extraordinary gain (net of taxes)         1,585      8,062
  Income (loss) from discontinued
     operations (net of taxes)                         7,371    (56,629)   (65,453)   (14,817)
  Net income (loss)                        (3,921)    21,641    (39,395)   (43,753)     7,391
FINANCIAL DATA:
  Long term debt                           83,815    115,078    150,158    183,535    227,516
  Total debt                               83,815    115,078    158,546    195,523    233,597
  Shareholders equity                      77,218     80,905    133,980    179,567    225,367
  Total assets                            190,516    237,846    346,251    448,636    536,338
COMMON STOCK DATA (PER SHARE):
  Basic and diluted earnings per share:
     Continuing operations                  (0.24)      0.26       0.71       0.88       0.91
     Extraordinary gain                      0.07       0.34       0.00       0.00       0.00
     Discontinued operations                 0.00       0.31      (2.34)     (2.66)     (0.60)
                                         --------   --------   --------   --------   --------
     Net earnings (loss)                    (0.17)      0.91      (1.63)     (1.78)      0.30
                                         ========   ========   ========   ========   ========
  Dividends per share                        0.00       0.00       0.10       0.10       0.00
                                         ========   ========   ========   ========   ========
  Weighted average shares outstanding      23,834     23,651     24,149     24,575     24,513
                                         ========   ========   ========   ========   ========
  Ending shares outstanding                23,237     23,999     23,792     24,644     24,518
                                         ========   ========   ========   ========   ========

--------------------------------------------------------------------------------

The amounts presented for periods prior to fiscal 2000 have been restated to conform to the fiscal 2000 presentation of discontinued operations. The Delta Apparel Company division, the Duck Head Apparel Company division, the Stevcoknit Fabrics division and the Nautilus International division are presented above as part of discontinued operations.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

TO OUR FELLOW SHAREHOLDERS

At the beginning of this year, our first year after the spin-off of the two apparel divisions, we saw stronger market demand and improved performance that gave us encouragement that our business plan for fiscal year 2001 would materialize. To that end, we set our objectives to increase our cotton capacity by approximately 20% with a minimum of capital outlay, build cotton volume, develop new products, continue reducing debt, and enter a stock buy back program. However, as the overall economy weakened and consumer spending slowed, demand for our product category dropped sharply in the second quarter and further deteriorated in the third and fourth quarters.

With an overall slowdown in retail, there is limited activity for apparel products. The market for our core product, bottom weight apparel fabric, is in a state of confusion between casual cotton pants and dress casual slacks. Coupled with this confusion is price pressure at retail that continues to drive down fabric selling prices. This trend has resulted in weekly adjustments to customers' forecasts and forward orders. In addition to a general economic recovery, we believe the solution lies in new product innovation and lower pricing on core products without sacrificing quality. The consumer still demands a quality garment. So, what are we at Delta Woodside doing to combat this situation?

First, with regard to product innovation, I am pleased to report that our cotton styling was recognized by Cotton, Inc. this year when we received Cotton, Inc.'s Textile Design award in the woven apparel category. Our offering of dress casual fashion products is the broadest in the industry. We are continuing our effort with new finishes in career apparel that could lead to growth of this product group. Also, we expect to participate in new product categories supplied to the United States Government.

Second, it became apparent that we should take immediate action to lower our cost and protect our balance sheet in order to weather this extended downturn. To that end, we reset our objectives and made two strategic decisions to improve operations and strengthen our balance sheet. First we implemented a $10 million cost reduction plan that should yield the majority of the targeted $10 million in savings, all of which are cash events, during the current fiscal year. Second, in the first fiscal quarter of the current year, we closed our smaller Furman Plant, which engaged in weaving only, in order to better utilize our state-of-the-art, lower-cost Beattie Plant. I believe these initiatives should allow us to return to profitability in the latter part of fiscal year 2002 and position us for a stronger fiscal year 2003.

As we close the first quarter of fiscal year 2002, I can report that our cost reduction plan is on track and our cash position is strong. We do not anticipate drawing down on our $50 million revolving credit facility in the foreseeable future and our long term debt is at $84 million, down from $115 million last year. Even though we have limited visibility and our market remains weak, I believe we have the strength and discipline to carry the Company through this period of economic upheaval. With our focus on lower cost and newer product offerings, I believe we have positioned ourselves for recovery.

We are committed to our employees, customers, shareholders, and suppliers to continue with our best efforts to return Delta Woodside Industries, Inc. to profitability in the future. We thank everyone for their support in the past and for their continued support in the future.

/s/ WILLIAM F. GARRETT

William F. Garrett
President and Chief Executive Officer

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Delta Woodside, through its Delta Mills operating division, sells a broad range of finished apparel fabrics primarily to branded apparel manufacturers and resellers, including Levi Strauss, Haggar Corp., the Wrangler(R) and Lee(R) divisions of V.F. Corporation, The Gap, Kellwood Company and Liz Claiborne, Inc., and private label apparel manufacturers for J.C. Penney Company, Inc., Sears Roebuck & Co., Wal-Mart Stores, Inc., and other retailers. Delta Mills also sells camouflage fabric and other fabrics used in apparel sold to the United States Department of Defense. These fabrics account for more then 10% of net sales for the fiscal year 2001. Delta Mills represents the only business segment of the Company.

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

As a result of a history of operating losses at Stevcoknit Fabrics' knitting and knit finishing plants, and at the Nautilus fitness equipment business, the Company made the decision on March 3, 1998 to close its Stevcoknit Fabrics division and to sell its Nautilus International division. Accordingly, operating results for those segments have been reclassified and reported as discontinued operations. During fiscal year 2000 the Company also produced a variety of unfinished light-weight woven fabrics that were sold to converters of finished products. Due to import pressure, the unfinished fabrics business was discontinued and replaced with more profitable product lines. This move away from the unfinished fabric production was completed in the first half of fiscal 2000.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

RESULTS OF OPERATIONS
FISCAL 2001 VERSUS FISCAL 2000

Net Sales. Consolidated net sales for the year ended June 30, 2001 totaled $213.0 million, as compared to $249.1 million for the year ended July 1, 2000, a decrease of 14.5%. The decline in sales was due to declines in volume and price as retail market demand weakened over the past fiscal year. The weak demand continues to create inventory adjustments at retail, that have resulted in price pressure and order deferments from major customers.

Gross Profit. Consolidated gross profit margin as a percent of sales for the year ended June 30, 2001 was 7.6%, as compared to 13.5% for the year ended July 1, 2000. The decline in gross profit percentage for the year was the result of reduced volume and price along with a change in product mix. In addition to a general market decline, these reductions were caused by cotton garment manufacturers expanding their supplier base to gain a more competitive price and by increased import pressure on synthetic products. Manufacturing cost increases caused by reduced operating schedules also contributed to the decline in gross profit.

Selling, General and Administrative Expenses. During the year ended June 30, 2001, selling, general and administrative expenses were $14.5 million, as compared to $18.0 million during the year ended July 1, 2000, a decrease of $3.5 million or 19.4%. Expenses in this category were 6.8% of sales in fiscal 2001 as compared to 7.2% in fiscal 2000. The decrease was due primarily to a reduction of fixed administrative service costs.

Operating Earnings. Operating earnings for the year ended June 30, 2001 were $1.9 million, as compared to $16.1 million for the year ended July 1, 2000. The decline in operating earnings was due to the factors described above.

Net Interest Expense. For the year ended June 30, 2001, net interest expense was $10.5 million, as compared to $16.1 million for the year ended July 1, 2000. The decrease in interest expense resulted from the extinguishment of $66.2 million of debt due to the purchase of a portion of the Company's 9.625% Senior Notes in fiscal 2001 and in fiscal 2000.

Taxes. The effective tax rate on continuing operations is 35.8% for the year ended June 30, 2001. The recorded tax benefit of $6.2 million for continuing operations for the year ended July 1, 2000 related to changes in assumptions concerning future earnings, which resulted in a reduction of the valuation allowance associated with the Company's net operating loss carry forward.

Income (Loss) from Continuing Operations. Loss from continuing operations for the year ended June 30, 2001 was $5.5 million, as compared to income from continuing operations of $6.2 million for the year ended July 1, 2000. The decrease was due to the factors described above.

Extraordinary Gain, Net of Taxes. During fiscal 2001, the Company's Delta Mills, Inc. subsidiary purchased $31.3 million of face amount of its 9.625% Senior Notes for $28.0 million. The Company recognized an extraordinary gain of $1.6 million after tax expense of $0.9 million and the write off of deferred loan costs of $0.8 million. During fiscal 2000, the Company's Delta Mills, Inc. subsidiary purchased $34.9 million of face amount of its 9.625% Senior Notes for $26.6 million. The Company recognized an extraordinary gain of $8.1 million after a tax benefit of $0.6 million and the write off of deferred loan costs of $0.8 million.

Order Backlog. The Company's order backlog at June 30, 2001 was $47.2 million, a 40.2% decrease from the $78.8 million order backlog at July 1, 2000. Many of The Company's customers have shortened lead times for delivery requirements. This coupled with an overall softening of the apparel market accounted for the decline in the order backlog. Management believes that the order backlog at any given point in time may not be an indication of future sales.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

RESULTS OF OPERATIONS
FISCAL 2001 VERSUS FISCAL 2000 -- CONTINUED


Adoption of Accounting Standards. In June 1998, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard, as subsequently amended by SFAS Nos. 137 and 138, requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. On July 2, 2000, the Company adopted the new standard. The Company's management has determined that its cotton buying contracts meet the criteria for exclusion under the normal purchases and normal sales exemption and are not considered derivatives; therefore, the Company had no financial statement impact from the adoption of the standard.

In July of 2001, the FASB issued SFAS 141, "Business Combinations". SFAS 141 requires all business combinations to be accounted for by the purchase method and eliminates use of the pooling-of-interests method. It also requires, upon adoption of SFAS 141, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. Additionally, the statement requires recognition of intangible assets apart from goodwill and provides for additional disclosure of information related to a business combination. This SFAS is effective for all business combinations initiated after June 30, 2001. The adoption of this standard is not expected to materially impact the Company.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 eliminates goodwill amortization, provides guidance and requirements for impairment testing of goodwill, and discusses the treatment of other intangible assets. Adoption of the standard is required for fiscal years beginning after December 15, 2001. The adoption of this standard is not expected to materially impact the Company.

In August of 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets, which assets result from the acquisition, construction, development and or normal use of the assets. The enterprise also is to record a corresponding increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. The adoption of this standard is not expected to materially impact the Company.

RESULTS OF OPERATIONS
FISCAL 2000 VERSUS FISCAL 1999

Net Sales. Consolidated net sales for the year ended July 1, 2000 totaled $249.1 million, as compared to $314.5 million for the year ended July 3, 1999, a decrease of 20.8% resulting from a decrease in unit sales. The sales of finished synthetic products decreased 28% caused mainly by the Company's decision to downsize the finished synthetic business. Sales of cotton fabric decreased 16% due to inventory adjustments by the Company's customers. Sales of greige fabric decreased 84% as the Company exited the greige goods business.

Gross Profit. Consolidated gross profit margin as a percent of sales for the year ended July 1, 2000 was 13.5%, as compared to 18.0% for the year ended July 3, 1999. The decline in gross profit for the year was the result of reduced volume and price along with a change in product mix. In addition to a general market decline, these reductions were caused by cotton garment manufacturers expanding their supplier base to gain a more competitive price and by increased import pressure on synthetic products. Manufacturing cost increases caused

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

RESULTS OF OPERATIONS
FISCAL 2000 VERSUS FISCAL 1999 -- CONTINUED


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

Extraordinary Gain, Net of Taxes. During fiscal 2000, the Company's Delta Mills, Inc. subsidiary purchased $34.9 million of face amount of its 9.625% Senior Notes for $26.6 million. The Company recognized an extraordinary gain of $8.1 million after a tax benefit of $0.6 million and the write off of deferred loan costs of $0.8 million.

Order Backlog. The Company's order backlog at July 1, 2000 was $78.8 million, a 24.5% increase from the $63.3 million order backlog at July 3, 1999.

LIQUIDITY AND SOURCES OF CAPITAL

During fiscal 2001, the Company financed its capital expenditures primarily through cash generated from operations.

The Company generated operating cash flows of $27.6, $32.3, and $54.5 million for the 2001, 2000 and 1999 fiscal years, respectively. Cash generated in fiscal year 2001 from operations was used primarily to finance capital expenditures, including equipment purchases, and to reduce indebtedness.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

On August 25, 1997 a subsidiary of the Company, Delta Mills, Inc. ("DMI"), which currently owns all the Company's operating assets, issued $150 million of unsecured ten-year Senior Notes at an interest rate of 9.625%, and obtained a secured five-year $100 million revolving line of credit subject to borrowing base limitations. The $100 million revolving line of credit was replaced by a new credit facility on March 31, 2000. Borrowings under the new DMI credit facility are based on eligible accounts receivable and inventory of DMI, subject to a maximum $50 million availability limit. The DMI credit facility has a three-year term and is secured by the accounts receivable, inventory and capital stock of DMI. The interest rate on the DMI credit facility is based on a spread over either LIBOR or a base rate. On June 30, 2001, there were no borrowings, and approximately $50 million was available for borrowing, under the DMI credit facility.

The DMI credit facility contains restrictive covenants that require that DMI's maximum leverage ratio not exceed specified ratios. The agreement also restricts additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills stock is permitted by the new DMI credit facility if there is no event of default and there is at least $1 of undrawn availability under the facility.

In May 1998, the Company obtained a short-term $30 million revolving line credit facility (subject to borrowing base limitations) which was originally due in May of 1999. The term of this facility was subsequently extended and was terminated in May 2000.

Loan covenants in the Senior Notes and the DMI Credit Facility, among other matters, limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company or to pay dividends to the Company's stockholders. At June 30, 2001, under the most restrictive of these covenants there were no dividends available for distribution by DMI to the rest of the Company.

During the 2001 fiscal year the Company acquired for $28,021,356 a portion of its 9.625% Senior Notes. The aggregate principal face amount of the acquired Senior Notes was $31,263,000. The future annual reduction in the Company's interest expense because of these Senior Note repurchases will be $3,009,064.

On December 13, 1999 the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 5,000,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. During fiscal 2001 and 2000, the Company purchased approximately 919,700 and 556,000 shares at a cost of approximately $1,023,000 and $1,030,000, respectively.

During fiscal 2001, the Company had capital expenditures of approximately $5.2 million primarily for capital improvements, new equipment, and computer system upgrades. During fiscal 2002, the Company plans to spend approximately $7 million for capital improvements, new equipment, and computer system upgrades. The Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors.

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 30, 2001 minimum payments under these contracts with non-cancelable contract terms were $21 million.

The Company believes that the cash flow generated by its operations and funds available under DMI's credit line should be sufficient to service its debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk Sensitivity

As a part of the Company's business of converting fiber to finished fabric, the Company makes raw cotton purchase commitments and then fixes prices with cotton merchants who buy from producers and sell to textile manufacturers. Under these contracts, nonperformance by either the buyer or the seller may result in net cash settlement of the difference between the current market price of cotton and the contract price. The Company has not utilized the net settlement provision in the past, and does not anticipate using it in the future. The Company may seek to fix prices up to 18 months in advance of delivery. Daily price fluctuations are minimal, yet long-term trends in price movement can result in unfavorable pricing of cotton for the Company. Before fixing prices, the Company looks at supply and demand fundamentals, recent price trends and other factors that affect cotton prices. The Company also reviews the backlog of orders from customers as well as the level of fixed price cotton commitments in the industry in general. At June 30, 2001, a 10% decline in the market price of the cotton covered by the Company's fixed price contracts would have a negative impact of approximately $2.1 million on the value of the contracts. At the end of fiscal 2000, a 10% decline in the market price of the Company's fixed price contracts would have had a negative impact of approximately $2.5 million on the value of the contracts. The decline in the potential negative impact from 2000 to 2001 is due principally to current cotton commitments being at significantly lower average prices than in fiscal 2000.

Interest Rate Sensitivity

The $50 million secured three year revolving credit facility expiring in 2003 is sensitive to changes in interest rates. Interest is based on a spread over LIBOR or a base rate. An interest rate increase would have a negative impact to the extent the Company borrows against the revolving credit facility. The impact would be dependent on the level of borrowings incurred. In fiscal year 2002, as of the date of this Annual Report, the Company has not borrowed against the revolving credit facility. An interest rate change would not impact the Company's cash flows on the fixed rate ten-year Senior Notes.

ENVIRONMENTAL MATTERS

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 Finishing Plants, have experienced high nitrate levels at the spray field for these plants. The Company is working with the South Carolina Department of Health and Environmental Control ("DHEC") to address this issue. Although there is no assurance that the Company will be successful, and it could face administrative penalties if it is not, management does not currently believe that this matter will have a material adverse impact on the Company.

On June 11, 2001, the South Carolina Department of Health and Environmental Control ("DHEC") issued a Notice of Violation ("NOV") for three alleged violations of an air permit for the Company's Delta 2 and Delta 3 Plants. On September 12, 2001, the Company received a proposed Consent Order from DHEC which requires that: (1) the Company submit to DHEC a construction permit application for a machine that was installed, (2) the Company comply with all DHEC regulations regarding permitting, (3) the Company comply with all emission and fuel content requirements of its operating permit, and (4) the Company pay to DHEC the amount of $3,000. The Company consented to and intends to abide by the Consent Order and believes that it will be able fulfill the requirements of the consent order.

On June 30, 2000 the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

Because of these studies, one half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $393,000 remains in this escrow account. The Company believes that this balance is adequate to cover any remaining expenses related to this matter. The Company recorded the sale net of estimated costs to remediate the property.

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

At the North Carolina site, the Selling Corporation is listed as a "de Minimis" party, and at the South Carolina site, the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The Company believes that the Selling Corporation's share of the liabilities at either of these sites will be immaterial. At the Mississippi site, the PRP group has completed the surface removal action and is investigating soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, latest estimates of costs to clean up the site range up to $4 million. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, has been found in the site's groundwater and at nearby drinking water wells.

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

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
DELTA WOODSIDE INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. as of June 30, 2001 and July 1, 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. at June 30, 2001 and July 1, 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Greenville, South Carolina
July 27, 2001

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

CONSOLIDATED BALANCE SHEETS
DELTA WOODSIDE INDUSTRIES, INC.

--------------------------------------------------------------------------------

                                                                       Year Ended
                                                              ----------------------------
                                                              June 30, 2001   July 1, 2000
                                                              -------------   ------------
ASSETS
Current assets
  Cash and cash equivalents                                   $ 14,491,000    $ 19,385,000
  Accounts receivable:
     Factor                                                     37,617,000      70,299,000
     Other                                                               0       1,598,000
                                                              ------------    ------------
                                                                37,617,000      71,897,000
     Less allowances for doubtful accounts and returns              51,000         173,000
                                                              ------------    ------------
                                                                37,566,000      71,724,000
  Inventories
     Finished goods                                             13,241,000       4,916,000
     Work in process                                            23,195,000      31,324,000
     Raw materials and supplies                                  6,766,000       7,679,000
                                                              ------------    ------------
                                                                43,202,000      43,919,000
  Deferred income taxes                                          2,966,000       3,288,000
  Prepaid expenses and other current assets                        547,000         537,000
                                                              ------------    ------------
       Total current assets                                     98,772,000     138,853,000
Property, plant and equipment, at cost
     Land and land improvements                                  1,937,000       2,068,000
     Buildings                                                  36,634,000      36,635,000
     Machinery and equipment                                   118,386,000     120,740,000
     Furniture and fixtures                                      6,263,000       2,201,000
     Leasehold improvements                                      1,030,000         967,000
     Construction in progress                                    1,976,000         401,000
                                                              ------------    ------------
                                                               166,226,000     163,012,000
     Less accumulated depreciation                              81,195,000      71,632,000
                                                              ------------    ------------
                                                                85,031,000      91,380,000
Deferred loan costs, less accumulated amortization of
  $4,413,000 (2001) and $3,207,000 (2000)                        1,680,000       2,886,000
Noncurrent deferred income taxes                                 4,959,000       3,407,000
Other assets                                                        74,000       1,320,000
                                                              ------------    ------------
       Total assets                                           $190,516,000    $237,846,000
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                      $  8,570,000    $ 14,611,000
  Accrued employee compensation                                  2,339,000       3,649,000
  Accrued and sundry liabilities                                11,966,000      17,478,000
                                                              ------------    ------------
       Total current liabilities                                22,875,000      35,738,000
Long-term debt                                                  83,815,000     115,078,000
Deferred compensation                                            6,608,000       6,125,000
Shareholders' equity
  Preferred Stock                                                        0               0
  Common Stock - par value $.01 a share - authorized
     50,000,000 shares, issued and outstanding 23,237,000
     shares (2001) and 23,999,000 shares (2000)                    233,000         240,000
  Additional paid-in capital                                    86,386,000      86,145,000
  Retained earnings (deficit)                                   (9,401,000)     (5,480,000)
                                                              ------------    ------------
       Total shareholders' equity                               77,218,000      80,905,000
                                                              ------------    ------------
       Total liabilities and shareholders' equity             $190,516,000    $237,846,000
                                                              ============    ============

--------------------------------------------------------------------------------
                See notes to consolidated financial statements.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

CONSOLIDATED STATEMENTS OF OPERATIONS
DELTA WOODSIDE INDUSTRIES, INC.

--------------------------------------------------------------------------------

                                                                      Year Ended
                                                      -------------------------------------------
                                                      June 30, 2001   July 1, 2000   July 3, 1999
                                                      -------------   ------------   ------------
Net sales                                             $212,960,000    $249,115,000   $314,455,000
Cost of goods sold                                     196,776,000     215,567,000    257,744,000
                                                      ------------    ------------   ------------
Gross profit                                            16,184,000      33,548,000     56,711,000
Selling, general and administrative expenses            14,544,000      17,950,000     19,939,000
Other income                                               274,000         475,000        126,000
                                                      ------------    ------------   ------------
        Operating profit                                 1,914,000      16,073,000     36,898,000
Interest (expense) income:
  Interest expense                                     (11,090,000)    (17,312,000)   (19,929,000)
  Interest income                                          599,000       1,218,000        467,000
                                                      ------------    ------------   ------------
                                                       (10,491,000)    (16,094,000)   (19,462,000)
                                                      ------------    ------------   ------------
Income (loss) from continuing operations before
  income taxes and extraordinary items                  (8,577,000)        (21,000)    17,436,000
Income tax expense (benefit)                            (3,071,000)     (6,229,000)       202,000
                                                      ------------    ------------   ------------
Income (loss ) from continuing operations before
  extraordinary items                                   (5,506,000)      6,208,000     17,234,000
Extraordinary gain (net of taxes)                        1,585,000       8,062,000              0
Discontinued Operations:
  (Loss) on disposal of discontinued operations net
     of applicable income taxes                                  0               0     (7,387,000)
  Income (loss) from operations of discontinued
     businesses net of applicable income taxes                   0       7,371,000    (49,242,000)
                                                      ------------    ------------   ------------
  Total discontinued operations                                  0       7,371,000    (56,629,000)
                                                      ------------    ------------   ------------
Net income (loss)                                     ($ 3,921,000)   $ 21,641,000   ($39,395,000)
                                                      ============    ============   ============
Basic and diluted earnings (loss) per share:
  Continuing operations                               ($      0.24)   $       0.26   $       0.71
  Extraordinary gain                                          0.07            0.34              0
  Discontinued operations                                     0.00            0.31          (2.34)
                                                      ------------    ------------   ------------
  Net earnings (loss)                                 ($      0.17)   $       0.91   ($      1.63)
                                                      ============    ============   ============
Weighted average number of shares outstanding           23,834,000      23,651,000     24,149,000
                                                      ============    ============   ============

--------------------------------------------------------------------------------
                See notes to consolidated financial statements.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
DELTA WOODSIDE INDUSTRIES, INC.

--------------------------------------------------------------------------------

                                       Common      Common     Additional      Retained
                         Preferred     Stock       Stock       Paid-In        Earnings
                           Stock       Shares      Amount      Capital       (Deficit)        Total
                         ---------   ----------   --------   ------------   ------------   ------------
BALANCE AT JUNE 27,
  1998                      $0       24,644,089   $246,000   $165,221,000   $ 14,100,000   $179,567,000
  Incentive stock award
     plan, shares
     issued                              72,435      1,000        344,000                       345,000
  Stock Option Plan,
     shares issued                       56,751                   411,000                       411,000
  Share repurchases                    (978,647)    (9,000)    (4,511,000)                   (4,520,000)
  Net (loss)                                                                 (39,395,000)   (39,395,000)
  Cash dividends
     paid -- $.10 a
     share                                                       (593,000)    (1,826,000)    (2,419,000)
  Other                                  (3,119)                   (9,000)                       (9,000)
                            --       ----------   --------   ------------   ------------   ------------
BALANCE AT JULY 3, 1999      0       23,791,509    238,000    160,863,000    (27,121,000)   133,980,000
  Incentive stock award
     plan, shares
     issued                              59,361      1,000        155,000                       156,000
  Stock Option Plan,
     shares issued                       12,875                    80,000                        80,000
  Long Term Incentive
     Plan, shares
     issued                             690,980      7,000      1,031,000                     1,038,000
  Share repurchases                    (556,100)    (6,000)    (1,024,000)                   (1,030,000)
  Net income                                                                  21,641,000     21,641,000
  Net dividend to
     reflect the spin
     off of Delta
     Apparel & Duck
     Head                                                     (74,960,000)                  (74,960,000)
                            --       ----------   --------   ------------   ------------   ------------
BALANCE AT JULY 1, 2000      0       23,998,625    240,000     86,145,000     (5,480,000)    80,905,000
  Incentive stock award
     plan, shares
     issued                             158,000      2,000        172,000                       174,000
  Share repurchases                    (919,700)    (9,000)    (1,014,000)                   (1,023,000)
  Net income (loss)                                                           (3,921,000)    (3,921,000)
  Reclassification of
     Stock Option
     Liability                                                  1,083,000                     1,083,000
                            --       ----------   --------   ------------   ------------   ------------
BALANCE AT JUNE 30,
  2001                      $0       23,236,925   $233,000   $ 86,386,000   ($ 9,401,000)  $ 77,218,000
                            ==       ==========   ========   ============   ============   ============

--------------------------------------------------------------------------------
                See notes to consolidated financial statements.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

CONSOLIDATED STATEMENTS OF CASH FLOWS
DELTA WOODSIDE INDUSTRIES, INC.

--------------------------------------------------------------------------------

                                                                      Year Ended
                                                    ----------------------------------------------
                                                    June 30, 2001    July 1, 2000     July 3, 1999
                                                    -------------   -------------   --------------
OPERATING ACTIVITIES
Net income (loss)                                   ($ 3,921,000)   $  21,641,000   ($  39,395,000)
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Discontinued operations                                      0       21,217,000       67,173,000
  Depreciation                                        10,886,000       10,797,000       11,029,000
  Amortization                                           424,000          607,000          706,000
  Decrease in deferred loan costs                        784,000        1,312,000                0
  Discount to face value on repurchase of bonds       (3,242,000)      (8,307,000)               0
  Provision for losses on accounts receivable           (122,000)        (114,000)          27,000
  Provision for deferred income taxes                 (2,228,000)      (8,805,000)        (415,000)
  Losses (gains) on disposition of property and
     equipment                                          (312,000)         133,000          110,000
  Compensation under stock plans                               0        1,272,000          748,000
  Other                                                        0                0            8,000
  Changes in operating assets and liabilities:
     Accounts receivable                              34,280,000       (4,413,000)      14,872,000
     Inventories                                         717,000          450,000        9,015,000
     Other current assets                                (10,000)        (115,000)         191,000
     Deferred compensation                               473,000         (416,000)          48,000
     Accounts payable and accrued expenses           (10,122,000)      (2,961,000)      (9,648,000)
                                                    ------------    -------------   --------------
        Net cash provided by operating activities     27,607,000       32,298,000       54,469,000
INVESTING ACTIVITIES
Property, plant and equipment:
  Purchases                                           (5,151,000)      (4,179,000)      (8,896,000)
  Proceeds of dispositions                               450,000          750,000          578,000
Net (investing) divesting activities of
  discontinued operations                                      0       (2,932,000)       9,619,000
Cash balances of businesses spun off                           0       (1,665,000)               0
Other                                                  1,244,000        1,647,000           (7,000)
                                                    ------------    -------------   --------------
        Net cash (used) provided by investing
           activities                                 (3,457,000)      (6,379,000)       1,294,000
FINANCING ACTIVITIES
  Proceeds from revolving lines of credit              3,003,000      185,517,000      297,434,000
  Repayments on revolving lines of credit             (3,003,000)    (171,672,000)    (333,499,000)
  Scheduled principal payments of long-term debt               0       (7,163,000)        (514,000)
  Repurchase and retirement of long term debt        (28,021,000)     (26,615,000)               0
  Dividends paid                                               0                0       (2,419,000)
  Repurchase of common stock                          (1,023,000)      (1,030,000)      (4,520,000)
  Other                                                        0          363,000         (932,000)
                                                    ------------    -------------   --------------
        Net cash (used) by financing activities      (29,044,000)     (20,600,000)     (44,450,000)
                                                    ------------    -------------   --------------
Increase (decrease) in cash and cash equivalents      (4,894,000)       5,319,000       11,313,000
Cash and cash equivalents at beginning of year        19,385,000       14,066,000        2,753,000
                                                    ------------    -------------   --------------
Cash and cash equivalents at end of year            $ 14,491,000    $  19,385,000   $   14,066,000
                                                    ============    =============   ==============

--------------------------------------------------------------------------------
                See notes to consolidated financial statements.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DELTA WOODSIDE INDUSTRIES, INC.

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries (all of which are wholly-owned). All significant intercompany balances and transactions have been eliminated. The 1999 fiscal year has been reclassified to conform to the presentation of fiscal 2000 forward. (See Note B, Discontinued Operations)

Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market determined using the first-in, first-out (FIFO) method.

Cost for certain inventories of discontinued operations were determined under the last-in, first-out (LIFO) method. If these inventories had been determined by the FIFO method, they would have been approximately the same as the reported amounts.

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of three to thirty-two years, but predominantly over seven to fourteen years, and by accelerated methods for income tax reporting.

Deferred Loan Costs: Deferred loan costs are being amortized over the life of the related debt which is primarily ten years.

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

Environmental Costs: Environmental compliance costs, including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued when remedial efforts are probable, and the cost can be reasonably estimated.

Cotton Procurement: The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are settled by delivery and are not used for trading purposes. The Company commits to fixed prices

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and it is estimated that the costs of cotton are not recoverable in future sales of finished goods, the differential is charged to income at that time.

Recent Accounting Pronouncements: In June 1998, The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard, as subsequently amended by SFAS Nos. 137 and 138, requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. On July 2, 2000, the Company adopted the new standard. The Company's management has determined that its cotton buying contracts meet the criteria for exclusion under the normal purchases and normal sales exemption and are not considered derivatives; therefore, the Company had no financial statement impact from the adoption of the standard.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2001 and 2000 each consisted of 52 weeks and 1999 consisted of 53 weeks.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


NOTE B -- SPIN-OFF TRANSACTION AND DISCONTINUED OPERATIONS

On October 4, 1999, the Company announced its decision to spin-off to its current shareholders, as separate public companies, its Delta Apparel and Duck Head Apparel divisions. This transaction was completed on June 30, 2000 and resulted in a net dividend to reflect the spin-off transactions of $74,960,000. Since these businesses are no longer a part of the Company, the results of these businesses have been reclassified and reported as discontinued operations for all years presented. During fiscal year 2000, the Company recorded pre-tax expenses related to the spin-off totaling approximately $5.0 million.

As a result of the history of operating losses at Stevcoknit Fabrics' knitting and knit finishing plants, and at the Nautilus fitness equipment business, the Company made the decision on March 3, 1998 to close its Stevcoknit Fabrics division and to sell its Nautilus International division. Accordingly, operating results for those businesses have been reclassified and reported as discontinued operations.

In connection with the decision to discontinue these two businesses, the Company, in fiscal 1998, recognized an estimated loss on disposal of discontinued operations of $37.0 million including a provision of $8.0 million for losses during the phase-out period and an income tax benefit of $1.2 million. In fiscal 1999, the Company increased the estimate of the after-tax cost to discontinue these businesses and recognized after tax charges of $7.0 million. Proceeds from the liquidation of these divisions were used to reduce indebtedness and to make capital expenditures.

Summarized results of operations for discontinued businesses are as follows:

                                                                         Year Ended
                                                           --------------------------------------
                                                           June 30,     July 1,        July 3,
                                                             2001         2000           1999
                                                           --------   ------------   ------------
Net sales                                                     $0      $169,792,000   $190,364,000
Costs and expenses                                             0       158,060,000    239,464,000
                                                              --      ------------   ------------
Income (loss) before spin off costs and income taxes           0        11,732,000    (49,100,000)
Spin off costs                                                 0        (4,953,000)             0
Income tax expense (benefit)                                   0          (592,000)       142,000
                                                              --      ------------   ------------
Income (loss) from operations of discontinued businesses      $0      $  7,371,000   ($49,242,000)
                                                              ==      ============   ============

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


Summarized statements of cash flows for discontinued operations are as follows:

                                                                        Year Ended
                                                          ---------------------------------------
                                                           June 30,      July 1,       July 3,
                                                             2001         2000           1999
                                                          ----------   -----------   ------------
Net income (loss) from discontinued operations                $0       $ 7,371,000   ($56,629,000)
Depreciation                                                   0         8,315,000     18,167,000
Amortization                                                   0                 0     22,082,000
Other                                                          0        (3,990,000)     2,693,000
Changes in operating assets and liabilities                    0        16,892,000     24,231,000
                                                              --       -----------   ------------
Subtotal                                                       0        21,217,000     67,173,000
                                                              --       -----------   ------------
Net cash provided by operating activities                      0        28,588,000     10,544,000
Property, plant and equipment purchases                        0        (4,760,000)    (6,196,000)
Proceeds of dispositions                                       0         1,958,000     13,504,000
Other                                                          0              (130)     2,311,000
                                                              --       -----------   ------------
Net cash provided (used) by investing activities               0        (2,932,000)     9,619,000
Net cash provided by discontinued operations                  $0       $25,656,000   $ 20,163,000
                                                              ==       ===========   ============

Amortization in the year ended July 3, 1999 included $8.9 million in impairment charges at the Nautilus International division. Also, during fiscal 1999, the Company recognized the impairment of the excess of cost over assigned value of net assets acquired in the Duck Head Apparel division by charging pretax income for $12.6 million, which is also included in amortization. In fiscal 1999, the Company also took an impairment charge to write down certain real property in the Delta Apparel division. This charge is included in depreciation.

NOTE C -- ACCOUNTS RECEIVABLE

The Company assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account.

For fiscal year 2001, the Company had three customers, Levi Strauss, Haggar Corp., and V.F. Corporation, that each exceeded 10% of consolidated net sales. The Company's sales to these customers were $90 million, $109 million, and $150 million for fiscal 2001, 2000, and 1999, respectively. The loss of any of these accounts could have a material adverse effect on the results of the Company.

The Company's accounts receivable are due from many companies that produce apparel products located throughout the United States. The many companies represented in the Company's accounts receivable limit to a certain extent the concentration of credit risk. The Company generally does not require collateral for its accounts receivable.

NOTE D -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS

On August 25, 1997 a subsidiary of the Company, Delta Mills, Inc., ("DMI" or "Delta Mills"), issued $150 million of unsecured ten-year Senior Notes, and obtained a secured five-year $100 million revolving line of credit. The $100 million revolving line of credit was replaced by a new credit facility on March 31, 2000.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


Borrowings under the new DMI credit facility are based on eligible accounts receivable and inventory of Delta Mills, subject to a $50 million maximum availability limit. The facility has a three-year term and is secured by the accounts receivable, inventory and capital stock of Delta Mills and Delta Mills Marketing (Delta Mills' wholly-owned subsidiary). The interest rate on the DMI credit facility is based on a spread over either LIBOR or a base rate. On June 30, 2001, there were no borrowings under this credit facility.

The DMI credit facility contains restrictive covenants that require that Delta Mills' Maximum Leverage Ratio not exceed specified ratios. The agreement also restricts additional indebtedness, dividends, and capital expenditures of Delta Mills. The payment of dividends with respect to Delta Mills stock is permitted if there is no event of default and there is at least $1 of undrawn availability under the facility.

Loan covenants in the Senior Notes and the DMI credit facility limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company. In addition to the limitations contained in the DMI credit agreement described above, the Senior Notes also contain restrictive covenants limiting payments to the rest of the Company. At June 30, 2001, the net assets of the Company include net assets of the wholly owned subsidiary DMI of approximately $50 million, which are subject to the restrictions described above.

In May 1998, the Company obtained a short-term $30 million revolving line credit facility (subject to borrowing base limitations) which was originally due in May of 1999. The term of this facility was subsequently extended and was terminated in May 2000.

Total interest expense incurred by the Company was $11,090,000, $17,312,000 and $19,929,000 in fiscal years 2001, 2000 and 1999, respectively. Total interest paid during fiscal years 2001, 2000 and 1999 was $12,125,000, $ 16,790,000, and
$18,021,000, respectively.

During fiscal year 1997, the Company acquired certain machinery and equipment under non-cancelable operating leases in connection with the modernization project in the woven fabrics division. The terms provide for total lease payments of $14 million over a period of five years. The lease purchase options have been exercised and will be closed as of December 31, 2001.

Rent expense relating to all operating leases of the Company was approximately $3,165,000, $3,860,000 and $3,636,000 for fiscal 2001, 2000 and 1999, respectively.

At June 30, 2001 the carrying value of the Senior Notes was $83,815,000 and the fair value, based on quoted market prices was $46,098,250.

Aggregate principal maturities of all long-term debt and minimum payments under operating leases, are as follows:

                                                              Long Term Debt   Operating Leases
                                                              --------------   ----------------
Fiscal Year 2002                                               $         0        $1,341,000
  2003                                                                   0           417,000
  2004                                                                   0           241,000
  2005                                                                   0            64,000
  Later Years                                                   83,815,000           464,000
                                                               -----------        ----------
           Total                                               $83,815,000        $2,527,000
                                                               ===========        ==========

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


NOTE E -- SHAREHOLDERS' EQUITY

Stock Option Plan

The Company's current Stock Option Plan, (the "Current Plan"), was approved by the Company's shareholders in fiscal 2001. The Current Plan gives the Company the right to grant options for up to 1,667,000 shares of Common Stock to employees. The Company's previous stock option plan, (the "Previous Plan"), was approved by the shareholders in fiscal 1991, and amended in fiscal 1996 and fiscal 1998. The Previous Plan terminated in May 2000. The Previous Plan gave the Company the right to grant options for up to 800,000 shares of Common Stock to employees. Options available for grant at June 30, 2001 and July 1, 2000 were 145,033 and 0, respectively.

A reconciliation of the Company's stock option activity and related information follows:

                                                              Weighted   Weighted
                                                              Average     Average
                                                               Price      Shares
                                                              --------   ---------
Outstanding at June 27, 1998                                   $3.33       457,381
  Granted                                                       2.52        55,500
  Exercised                                                     3.62       (56,751)
  Forfeited                                                     3.12       (38,187)
                                                               -----     ---------
Outstanding at July 3, 1999                                     3.20       417,943
  Granted                                                        N/A             0
  Exercised                                                     3.10       (12,875)
  Forfeited                                                     4.77       (45,175)
                                                               -----     ---------
Outstanding at July 1, 2000                                     3.01       359,893
  Granted                                                       1.69     1,546,967
  Exercised                                                      N/A             0
  Forfeited                                                     3.17      (206,118)
                                                               -----     ---------
Outstanding at June 30, 2001                                   $1.79     1,700,742
                                                               =====     =========

For options outstanding at June 30, 2001, exercise price ranges from $1.69 to $3.38. These options expire on various dates beginning November 2001 and ending in June 2013, with a weighted average expiration of July 2011. Under the terms of the Previous Plan, the options generally became exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. Pursuant to an amendment to the Previous Plan entered into in connection with the spin off of Delta Apparel and Duck Head, the vesting of outstanding options was accelerated during fiscal 2000. Accordingly, all 359,893 options outstanding became exercisable. Compensation expense recognized in the year ended July 1, 2000, related to this accelerated vesting, was $329,000. Under the terms of the Current Plan, each option granted during fiscal 2001 vests with respect to one third of the shares on June 30 in each 2001, 2002 and 2003 and each third expires ten years from the corresponding vesting date. Options which were exercisable at the end of fiscal 2001, 2000 and 1999 were 686,097, 359,893, and 211,899, respectively, with weighted average exercise prices of $1.94, $3.01, and $3.59, respectively.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


The excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options vest. Related compensation expense was $0, $208,000, and $308,000 during fiscal 2001, 2000, and 1999, respectively.

Pro Forma Disclosure

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." SFAS 123 requires pro forma disclosures for option grants when accounting for stock-based compensation plans in accordance with APB 25. The pro forma effects are determined as if compensation costs were recognized using a fair value based accounting method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                   2001   2000       1999
                                                              ---------   ----   --------
Risk free interest rate                                             5.0%  N/A         5.0%
Expected lives for options                                     10 years   N/A     5 years
Expected volatility                                                  62%  N/A          47%
Dividend yield                                                        0   N/A         2.0%
Fair value per option at grant date                           $    1.00   $ 0    $   2.80

The pro forma effects on net loss and loss per share of options granted are as follows:

(In thousands, except per share data)                            2001      2000       1999
-------------------------------------                         -------   -------   --------
Reported net income (loss)                                    ($3,921)  $21,641   ($39,395)
Pro forma net income (loss)                                    (4,438)   21,589    (39,401)
Reported net income (loss) per share                           ($0.17)  $  0.91     ($1.63)
Pro forma net income (loss) per share                           (0.19)     0.91      (1.63)

Incentive Stock Plan

The Company's current Incentive Stock Award Plan, (the "Current Plan"), was approved by the shareholders in fiscal 2001. The Current Plan gives the Company the right to grant awards for up to 667,000 shares of Common Stock to employees. Awards were granted during 2001 to purchase up to 666,667 shares. During Fiscal 2001 awards to purchase 21,960 shares were forfeited.

The previous incentive stock award plan, (the "Previous Plan"), was approved by the shareholders in fiscal 1991, and amended in fiscal 1996 and fiscal 1998. The Previous Plan gave the Company the right to grant awards for up to 1,100,000 shares of Common Stock to employees. Under the Previous Plan, awards were granted to purchase up to 158,000, 0, and 2,950 shares during fiscal 2001, 2000 and 1999, respectively. During fiscal 2000 and 1999, awards to purchase 45,175 and 24,833 shares, respectively, were forfeited.

Under each Incentive Stock Award Plan awards are granted for the right to purchase shares for $.01 per share. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the prevailing market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of Common Stock are recorded as an adjustment to additional paid-in capital.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


Compensation expense for the Company's incentive stock award plans including related tax assistance was $276,000, $176,000, and $977,000 for the fiscal years 2001, 2000 and 1999, respectively. Shares available for grant at June 30, 2001 were 22,293.

Stock Purchase Plan

On December 13, 1999 the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 5,000,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. During fiscal 2001 and 2000 the Company purchased approximately 919,700 and 556,100 shares at a cost of approximately $1,023,000 and $1,030,000, respectively.

Long Term Incentive Plan

In 1997, the shareholders approved the Delta Woodside long term incentive plan. Under that plan, awards could be made to key executives and non-employee directors of Delta Woodside that, depending on the attainment of certain performance goals, could translate into stock options. In connection with the exercise of any options granted under the plan, the Company would pay cash to the participant to offset the income taxes attributable to the option exercise.

No awards complying with all the terms of the plan were made. The Company did, however, identify the individuals who would be plan participants, determined performance targets, and communicated these actions to the affected individuals. To take account of the communications made to the participants, the fact that all performance periods would expire following the record date for the Duck Head and Delta Apparel spin off, and the efforts of the key executives and directors, the Company's board approved the issuance of 690,980 shares of the Company's stock plus payment for income taxes attributable to the issuance. By acceptance of this compensation, the affected individuals surrendered any rights they may have under the plan, and no further awards will be granted or issued under the plan. The Company recognized compensation expense of $1,672,000 including payments for income taxes in fiscal 2000 under this plan.

Preferred Stock

The shareholders have authorized the Board of Directors to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.

NOTE F -- INCOME TAXES

For fiscal 2001, the Company had a regular tax loss of $5.2 million and an alternative minimum tax loss (AMT) of $6.0 million. At June 30, 2001, the Company had regular tax loss carry-forwards of $39 million for federal purposes and $13 million for state purposes. The Federal loss carry forwards expire at various intervals from 2012 to 2021 while the state loss carry forwards expire at various intervals beginning in 2003.

The Company's gross deferred tax assets are not reduced by a valuation allowance due to management's belief that it is more likely than not that the gross deferred tax assets will be realized in the future. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                     2001          2000
                                                              -----------   -----------
Assets:
  Net operating loss carryforwards                            $14,226,000   $13,590,000
  Inventory                                                       589,000
  Accrued transaction costs                                        28,000       631,000
  Tax credit carryforwards                                      3,869,000     3,069,000
  Deferred compensation                                         2,542,000     2,342,000
  Health claims and worker's compensation                       1,589,000     1,596,000
  Accrued compensation                                            566,000     1,079,000
  Other                                                           651,000     1,011,000
                                                              -----------   -----------
  Deferred tax assets                                          24,060,000    23,318,000
  Valuation allowance
                                                              -----------   -----------
           Net deferred tax assets                             24,060,000    23,318,000
Liabilities:
  Depreciation                                                 15,805,000    15,675,000
  Inventory                                                                     269,000
  Accounts receivable write-down                                  330,000       661,000
  Other                                                                          18,000
                                                              -----------   -----------
  Deferred tax liabilities                                     16,135,000    16,623,000
                                                              -----------   -----------
           Net deferred tax asset                             $ 7,925,000   $ 6,695,000
                                                              ===========   ===========

Significant components of the provision for income taxes are as follows:

                                                                    2001          2000       1999
                                                             -----------   -----------   --------
Current:
  Federal income taxes
  State income taxes                                         $    84,000   $   467,000   $202,000
                                                             -----------   -----------   --------
  Total current                                                   84,000       467,000    202,000
Deferred:
  Federal income taxes                                        (2,881,000)   (6,334,000)
  State income taxes (benefits)                                 (274,000)     (362,000)
                                                             -----------   -----------   --------
  Total deferred                                              (3,155,000)   (6,696,000)
           Total provision for continuing operations          (3,071,000)   (6,229,000)   202,000
                                                             -----------   -----------   --------
The total provision for income taxes related to:
  Extraordinary items                                            873,000      (649,000)
  Discontinued operations                                                     (592,000)   163,000
                                                             -----------   -----------   --------
           Total provision for income taxes                  ($2,198,000)  ($7,470,000)  $365,000
                                                             ===========   ===========   ========

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rates is as follows:

                                                                2001           2000           1999
                                                         -----------   ------------   ------------
Income tax expense (benefit) at statutory rates          ($2,142,000)  $  4,961,000   ($13,664,000)
State taxes, net of federal benefit                          (85,000)      (649,000)       374,000
Amortization of excess cost over assigned value of net
  assets acquired                                                                        5,900,000
Foreign subsidiary loss                                                     535,000        358,000
Valuation allowance adjustments                                         (11,459,000)     8,744,000
Other                                                         29,000       (858,000)    (1,347,000)
                                                         -----------   ------------   ------------
                                                         ($2,198,000)  ($ 7,470,000)  $    365,000
                                                         ===========   ============   ============

NOTE G -- EMPLOYEE BENEFIT PLANS

Eligible employees participate in the Delta Woodside Industries, Inc. 401(k) plan. During fiscal 2001, 2000 and 1999, the Company contributed $411,000, $465,000 and $736,000, respectively, to the 401(k) plan to match employee contributions. In addition to the matching contributions, the Company also made a discretionary contribution of $280,000 to the 401(k) plan in fiscal 1999.

The Company also participates in a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits. The Company made no contributions to the plan in fiscal 2001, 2000, or 1999. On June 13, 2001, the trust was terminated.

The Company has a Deferred Compensation Plan that permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of June 30, 2001 and July 1, 2000, the total liability amounted to $6,608,000 and $6,125,000, respectively.

NOTE H -- AFFILIATED PARTY TRANSACTIONS

Prior to June 30, 2000 the Company leased its corporate office space from a corporation whose stock is owned one-half each by the then president and a then vice president of the Company. Prior to June 30, 2000 additional office space and retail store space was leased from a director. Under the leases, the Company made payments of approximately $353,000 and $169,000 for the 2000 and 1999 fiscal years, respectively.

These leases were terminated as of June 30, 2000 as part of the spin off.

NOTE I -- COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 30, 2001 minimum payments under these contracts with non-cancelable contract terms were approximately $21 million.

During fiscal 2002, the Company plans to spend approximately $7 million for capital improvements and to maintain its existing facilities.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


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

On June 11, 2001, the South Carolina Department of Health and Environmental Control ("DHEC") issued a Notice of Violation ("NOV") for three alleged violations of an air permit for the Company's Delta 2 and Delta 3 Plants. On September 12, 2001 the Company received a proposed Consent Order from DHEC which requires that: (1) the Company submit to DHEC a construction permit application for a machine that was installed, (2) the Company comply with all DHEC regulations regarding permitting, (3) the Company comply with all emission and fuel content requirements of its operating permit, and (4) the Company pay to DHEC the amount of $3,000. The Company consented to and intends to abide by the Consent Order and believes that it will be able fulfill the requirements of the consent order.

During 1998, the Company received notices from North Carolina asserting deficiencies in state corporate income and franchise taxes for the Company's 1994 - 1997 tax years. The total additional tax proposed by the state amounts to $1.3 million, which includes interest. The assessment has been delayed pending an administrative review by the state of the case. The Company believes that the ultimate outcome of the case will not result in a material impact on the Company's consolidated results of operations or financial position.

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

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


NOTE J -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended June 30, 2001 and July 1, 2000.

-------------------------------------------------------------------------------------------------
2001 Quarter Ended                                September 30   December 30   March 31   June 30
(In thousands, except per share data)             ------------   -----------   --------   -------
Net sales                                              $63,199       $59,697    $52,991   $37,073
Gross profit (loss)                                      9,274         5,917      2,196    (1,203)
Income (loss) from continuing operations
  (net of taxes)                                         2,336          (144)    (2,189)   (5,509)
Extraordinary gain (net of taxes)                          639           946          0         0
Net income (loss)                                        2,975           802     (2,189)   (5,509)
Earnings (loss) from continuing operations
  per share of common stock                               0.10         (0.01)     (0.09)    (0.24)
Earnings (loss) per share of common stock                 0.12          0.03      (0.09)    (0.24)
-------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
2000 Quarter Ended                                       October 2   January 1   April 1    July 1
(In thousands, except per share data)                    ---------   ---------   -------   -------
Net sales                                                  $57,306     $58,082   $62,146   $71,581
Gross profit (loss)                                          6,101       6,339     9,452    11,656
Income (loss) from continuing operations
  (net of taxes)                                            (1,439)     (3,936)    1,928     9,655
Extraordinary gain (net of taxes)                                0           0     5,550     2,512
Income (loss) from discontinued operations
  (net of taxes)                                             1,563       1,580      (502)    4,730
Net income (loss)                                              124      (2,356)    6,976    16,897
Earnings (loss) from continuing operations
  per share of common stock                                  (0.06)      (0.16)     0.08      0.41
Earnings (loss) per share of common stock                     0.01       (0.10)     0.30      0.72
--------------------------------------------------------------------------------------------------

During the fourth quarter of fiscal 2000, as a result of the spin-off transaction, the Company reassessed the need for deferred tax asset valuation allowances and recorded a tax benefit of $5,821,000 to reduce the previously recorded valuation allowances.

NOTE K -- EXTRAORDINARY ITEM AND SUBSEQUENT EVENTS

During fiscal 2001, the Company's Delta Mills, Inc. subsidiary purchased $31,263,000 of face amount of its 9.625% Senior Notes for $28,021,000. The Company recognized an extraordinary gain of $1,585,000 after taxes of $873,000 and the write off of deferred loan costs of $784,000. During fiscal 2000, the Company's Delta Mills,

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

DELTA WOODSIDE INDUSTRIES, INC.


Inc. subsidiary purchased $34,922,000 of face amount of its 9.625% Senior Notes for $26,615,000. The Company recognized an extraordinary gain of $8,062,000 after a tax benefit of $649,000 and the write off of deferred loan costs of $894,000.

On August 22, 2001, the Company announced the closing of its Furman Plant, a weaving only facility located in Fountain Inn, S.C. The closing is directly related to the continued weakness of the textile and apparel industry which has forced the Company to adjust its production capacity. With this strategic move, the Company should be able to better balance production with demand while still allowing for growth beyond recent sales trends. While the Company projects that it will incur first quarter costs in the range of $8 to $10 million for asset impairments and closing costs, the Company anticipates this move should enhance cash flow and improve operating results in the current fiscal year.

(DELTA WOODSIDE INDUSTRIES, INC. LOGO)

                    CORPORATE DIRECTORY OPERATING COMPANY OF

                        DELTA WOODSIDE INDUSTRIES, INC.

                                  DELTA MILLS
                                  P.O. Box 6126
                                  100 Augusta Street
                                  Greenville, SC 29606

BOARD OF DIRECTORS

C.C. GUY(1)(2)
Retired businessman

WILLIAM F. GARRETT
President and Chief Executive Officer
Delta Woodside Industries, Inc.

DR. JAMES F. KANE(1)(2)
Dean Emeritus, College of Business
University of South Carolina

DR. MAX LENNON(1)(2)(3)
President, Mars Hill College

E. ERWIN MADDREY, II(3)
President, Maddrey & Associates
(Investment and Consulting)

BUCK A. MICKEL(2)(3)
Vice President and Director, Micco Corporation
(Real estate and business investments)
------------------------

(1) Member Audit Committee
(2) Member Compensation Committee
(3) Member Governance Committee

ANNUAL MEETING
The Annual Meeting of Shareholders of
Delta Woodside Industries, Inc. will be
held on Tuesday, November 6, 2001, at
9:00 a.m., at the Peace Center, Roe Cabaret Room,
318 South Main Street, Greenville, South Carolina.

CORPORATE OFFICERS

William F. Garrett
President and Chief Executive Officer

William H. Hardman, Jr.
Vice President, Chief Financial Officer,
Secretary and Treasurer

Donald C. Walker
Vice President, Controller and Assistant Secretary

FORM 10-K
Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 including financial statements and schedules, but excluding exhibits. Requests should be directed to:

     William H. Hardman, Jr.
     Vice President, Chief Financial Officer,
     Secretary and Treasurer
     P.O. Box 6126
     100 Augusta Street
     Greenville, SC 29606

DELTA WOODSIDE INDUSTRIES, INC.
(864) 255-4122
P.O. Box 6126
100 Augusta Street
Greenville, SC 29606