Form 10-K, Exhibit 13
period 2002-06-29
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 2002-09-27
CIK 806624

Exhibit 13

[LOGO OMITTED]                2002 ANNUAL REPORT



                        TABLE OF CONTENTS                       PAGE NUMBER
                        -----------------                       -----------
Common Stock Market Prices and Dividends                  Inside Front Cover
Selected Financial Data                                   Page 1
Letter to Shareholders                                    Page 2
Management's Discussion and Analysis                      Page 3
Report of KPMG LLP                                        Page 15
Consolidated Financial Statements                         Page 16
Corporate Directory                                       Inside Back Cover

COMMON STOCK MARKET PRICES AND DIVIDENDS
The Common Stock of the Company is listed on the New York Stock Exchange under the symbol DLW. The stock transfer agent for Delta Woodside Industries, Inc. is First Union National Bank of North Carolina, Shareholder Services Group, Two First Union Center, Charlotte, North Carolina 28288-1154.

On April 22, 2002, the Company received notification from the New York Stock Exchange that the Company had not met the continued listing standard requiring that average total market capitalization cannot be less than $15 million over a consecutive 30 trading day period. The Company had 45 days from April 22, 2002 to submit a business plan to the exchange that returns the Company to conformity with this continued listing standard within 18 months of April 22, 2002. Management presented a business plan to representatives of the New York Stock Exchange on May 28, 2002 and the plan was accepted by the New York Stock Exchange on June 28, 2002. Management expects to be able to meet the continued listing standard within the required time frame.

The following table presents a two-year history of the high and low stock sales prices for the Common Stock, as reported by the New York Stock Exchange composite tape after giving effect to the 4:1 reverse stock split effective February 5, 2002.

     FISCAL QUARTERS:           2002         2002         2001         2001
                                High         Low          High         Low
                                ----         ---          ----         ---
     First Quarter             4.0400       3.0400       7.0000       4.0000
     Second Quarter            4.2800       3.2000       6.2500       4.0000
     Third Quarter             3.6000       1.6500       5.6000       4.0000
     Fourth Quarter            2.5500       1.7000       4.4000       3.1200

Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2002, 2001 and 2000 consisted of 52 weeks.

As of September 17, 2002 there were approximately 1,853 holders of record of the Company's Common Stock.

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

SELECTED FINANCIAL DATA
IN THOUSANDS EXCEPT PER SHARE DATA

OPERATING DATA:                                              2002        2001        2000         1999         1998
                                                             ----        ----        ----         ----         ----
NET SALES                                                  $174,673    $212,960    $249,115     $314,455     $342,913

GROSS PROFIT                                                  9,406      16,184      33,548       56,711       63,577

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                 11,576      14,544      17,950       19,939       18,617

IMPAIRMENT AND RESTRUCTURING EXPENSES                         8,683

OTHER INCOME                                                    480         274         475          126          249

OPERATING INCOME (LOSS)                                     (10,373)      1,914      16,073       36,898       45,209

INTEREST EXPENSE, NET                                         8,762      10,491      16,094       19,462       22,838

INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS               (19,135)     (8,577)        (21)      17,436       22,371

INCOME TAX EXPENSE (BENEFIT)                                 (7,130)     (3,071)     (6,229)         202          671

INCOME (LOSS) FROM CONTINUING OPERATIONS
           BEFORE EXTRAORDINARY ITEMS                       (12,005)     (5,506)      6,208       17,234       21,700

EXTRAORDINARY GAIN (NET OF TAXES)                             9,900       1,585       8,062

INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS (NET OF TAXES)                                                           7,371      (56,629)     (65,453)

NET INCOME (LOSS)                                            (2,105)     (3,921)     21,641      (39,395)     (43,753)

FINANCIAL DATA:
LONG TERM DEBT                                               47,819      83,815     115,078      150,158      183,535
TOTAL DEBT                                                   59,184      83,815     115,078      158,546      195,523
SHAREHOLDERS EQUITY                                          75,246      77,218      80,905      133,980      179,567
TOTAL ASSETS                                                165,880     190,516     237,846      346,251      448,636

COMMON STOCK DATA (PER SHARE):
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
        CONTINUING OPERATIONS                                 (2.06)      (0.93)       1.05         2.85         3.53
        EXTRAORDINARY GAIN                                     1.70        0.27        1.36         0.00         0.00
        DISCONTINUED OPERATIONS                                0.00        0.00        1.25        (9.38)      (10.65)
        NET EARNINGS (LOSS)                                   (0.36)      (0.66)       3.66        (6.53)       (7.12)

DIVIDENDS PER SHARE                                            0.00        0.00        0.00         0.40         0.40

WEIGHTED AVERAGE SHARES OUTSTANDING                           5,831       5,959       5,913        6,037        6,144

ENDING SHARES OUTSTANDING                                     5,829       5,809       5,999        5,948        6,161

The amounts presented for periods prior to fiscal 2000 have been restated to conform to the fiscal 2000 presentation of discontinued operations. The Delta Apparel Company division, the Duck Head Apparel Company division, the Stevcoknit Fabrics division and the Nautilus International division are presented above as part of discontinued operations. All share and per share information has been restated to reflect the 4:1 reverse stock split which was effective February 5, 2002.

TO OUR FELLOW SHAREHOLDERS

To Our Shareholders:

For the past six quarters, Delta Woodside has experienced the most difficult period in its history. This extended period of distress in the textile and apparel industry, coupled with unfavorable government trade agreements and a general economic downturn created a competitive environment unlike any we have experienced. Many of the forces at work were outside of our control. Therefore, in order to survive and become more competitive on a worldwide scale, we attacked the fundamentals of our business to capture improvements in the areas we can control. Namely, we have focused on increases in sales volume, reducing operating cost and reducing debt.

Our goal to increase sales volume increases was addressed through a strategy to increase market share, to develop new products and to improve product technology. The key to our marketing strategy and the ability to compete in a world market is new product innovation. To that end we have been working on a variety of new products in both commercial fabrics and uniform fabric for the armed services. We expect to see more on the new product front during Fiscal Year 2003.

Our main focus for Fiscal Year 2002 has been costs reductions. We exceeded our cost reduction goal of $10.0 million we set at the beginning of the year and have additional costs reductions planned for Fiscal Year 2003. Also, to further improve our operations, we are in the process of modernizing our Estes cotton weaving facility in order to add flexibility in our product mix and enable us to deliver a higher quality product to our customers.

Another major initiative this past year was debt reduction. Through a Dutch Tender Offer in April 2002, as well as other timely repurchases throughout the fiscal year, we repurchased $36.0 million in face amount of the outstanding senior notes at a 47.5% discount. These transactions reduced our long- term debt by 43% and reduced interest costs by approximately $3.5 million annually.

I am also pleased to report that our fourth quarter was profitable and was followed by a significant increase in our stock price. This successful quarter comes at the end of a very frustrating year in which all of our associates worked long and hard to accomplish this turnaround. It was during the fourth quarter that we began benefiting from our plan to bring our operating performance to a profitable level. The healing process is not complete, and the full results of our efforts have not all found their way to our bottom line. However, with the continued dedication and effort of our associates, we believe we will see these efforts fully materialize during Fiscal Year 2003.

In closing, I want to thank our Shareholders, Customers, Suppliers and Employees for their continued support and belief in Delta Woodside, especially during these difficult times. We believe we will improve over the next year and return Delta Woodside to profitability and have the company positioned for a successful future.


                                     /s/ William F. Garrett

                                         William F. Garrett
                                         President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Delta Woodside, through its Delta Mills operating division, sells a broad range of finished apparel fabrics primarily to branded apparel manufacturers and resellers, including Levi Strauss, Haggar Corp., the Wrangler(R)and Lee(R)divisions of V.F. Corporation, The Gap, Kellwood Company and Liz Claiborne, Inc., and private label apparel manufacturers for J.C. Penney Company, Inc., Sears Roebuck & Co., Wal-Mart Stores, Inc., and other retailers. Delta Mills also sells camouflage fabric and other fabrics used in apparel sold to the United States Department of Defense. These fabrics accounted for more than 10% of net sales for fiscal year 2002. Delta Mills represents the only business segment of the Company.

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

During the year ended June 29, 2002, the Company announced the closing of its Furman Plant, a weaving only facility located in Fountain Inn, South Carolina. The equipment run-out schedule was completed on October 21, 2001 and the Company is in the process of liquidating the assets associated with this facility. The Company has transferred the current production for the closed facility to other weaving facilities in the Company to better utilize the remaining equipment. The Company expects to complete the sale of these assets in fiscal year 2003.

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


RESULTS OF OPERATIONS
FISCAL 2002 VERSUS FISCAL 2001

Net Sales. Consolidated net sales for the year ended June 29, 2002 totaled $174.7 million, as compared to $213.0 million for the year ended June 30, 2001, a decrease of 18.0%. The average sales price decreased 2.8% in 2002 as compared to the previous fiscal year. Compared to the previous fiscal year, sales volume decreased 18.0%. The decline in sales volume occurred during the first three quarters of the year due to a weakness in market demand and some decline in sales price. The decline was somewhat offset during the fourth quarter as market demand increased.

Gross Profit. Consolidated gross profit margin as a percent of sales for the year ended June 29, 2002 was 5.4%, as compared to 7.6% for the year ended June 30, 2001. The gross profit decline occurred during the first three quarters of the year as sales declined. This resulted in decreased running schedules in order to control inventory and conserve cash. The decreased running schedules resulted in increased costs associated with under absorbed manufacturing costs. This trend was reversed in the fourth quarter of the current fiscal year. Also contributing to the gross profit decline was downward pressure on sales price caused by cotton garment manufacturers expanding their supplier base to gain a more competitive price and by increased import pressure on synthetic products.

Selling, General and Administrative Expenses. During the year ended June 29, 2002, selling, general and administrative expenses were $11.6 million, as compared to $14.5 million during the year ended June 30, 2001, a decrease of $2.9 million or 20.4%. Expenses in this category were 6.6% of sales in fiscal 2002 as compared to 6.8% in fiscal 2001. The decrease was due to a reduction in compensation expense and overall lower expenses in relation to lower sales volume.

Impairment and Restructuring Expenses. During the year ended June 29, 2002, the Company incurred impairment and restructuring expenses of $8.7 million related to the closing of its Furman plant, a weaving only facility in Fountain Inn, SC. There were no impairment or restructuring charges in fiscal 2001.

Operating Earnings (Losses). Operating losses for the year ended June 29, 2002 were $10.4 million, as compared to operating earnings of $1.9 million for the year ended June 30, 2001. In addition to the decline in gross profit that was somewhat offset by lower selling, general and administrative expenses, operating earnings for the current year included an $8.7 million impairment and restructuring charge that occurred in the first quarter of the fiscal year as a result of closing the Furman plant.

Net Interest Expense. For the year ended June 29, 2002, net interest expense was $8.8 million, as compared to $10.5 million for the year ended June 30, 2001. The decrease in interest expense resulted from the extinguishment of $36.0 million principal amount of debt related to the purchase of a portion of the Company's Delta Mills Inc. subsidiary's 9.625% Senior Notes.

Taxes. The effective tax rate on continuing operations is 37.3% for the year ended June 29, 2002, as compared to 35.8% for the year ended June 30, 2001. At June 29, 2002, the Company had regular tax loss carry forwards of $35 million for federal purposes and $10 million for state purposes. The Federal loss carry forwards expire at various intervals from 2013 to 2021,while the state loss carry forwards expire at various intervals beginning in 2003. At June 29, 2002, the Company's gross deferred tax assets are reduced by a valuation allowance of $156,000 due to expiring tax credits. It is management's belief that it is more likely than not that the gross deferred tax assets will be realized in the future. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The potential tax effect of establishing a full valuation allowance is approximately $13 million.

Income(Loss) from Continuing Operations. Loss from Continuing Operations for the year ended June 29, 2002 was $12.0 million, as compared to a loss of $5.5 million for the year ended June 30, 2001. For the current fiscal year, the loss before extraordinary items included an impairment and restructuring charge of approximately $5.5 million on an after tax basis. There were no impairment and restructuring charges recognized in the previous fiscal year.

Extraordinary gain, net of taxes. During fiscal 2002, the Company's Delta Mills, Inc. subsidiary purchased $36.0 million face amount of its 9.625% Senior Notes for $19.4 million, including expenses of approximately $0.5 million. The Company recognized an extraordinary gain of $9.9 million after tax expense of $6.2 million and the write off of deferred loan costs of $0.5 million. During fiscal 2001, the Company's Delta Mills, Inc. subsidiary purchased $31.3 million face amount of its 9.625% Senior Notes for $28.0 million. The Company recognized an extraordinary gain of $1.6 million after tax expense of $0.9 million and the write off of deferred loan costs of $0.8 million.

Order Backlog. The Company's order backlog at June 29, 2002 was $47.8 million, a slight increase from the $47.2 million order backlog at June 30, 2001. Many of the Company's customers have shortened lead times for delivery requirements, and the apparel market continues to be soft. Consequently, management believes that the order backlog at any given point in time may not be an indication of future sales.

Adoption of Accounting Standards. In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 eliminates goodwill amortization, provides guidance and requirements for impairment testing of goodwill, and discusses the treatment of other intangible assets. Adoption of the standard is required for fiscal years beginning after December 15, 2001. The adoption of this standard is not expected to materially impact the Company.

In August of 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets, which assets result from the acquisition, construction, development and or normal use of the assets. The enterprise also is to record a corresponding increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of this standard is not expected to materially impact the Company.

On October 3, 2001 the FASB issued statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede FASB statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and provide a single accounting model for long-lived assets to be disposed of. The Company will adopt the Statement effective for fiscal 2003. The adoption of this standard is not expected to materially impact the Company.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, Statement No. 145, through the rescission of Statement No. 4, will no longer require extraordinary item treatment for gains and losses from the extinguishment of debt, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria established in APB 30. The Statement is effective for fiscal years beginning after May 15, 2002 and will require the reclassification of prior period items that do not meet the extraordinary item classification criteria in APB 30. Upon adoption, the Company will reclassify all extraordinary gains recognized for the early extinguishment of debt as a component of operating income for all financial statement periods presented.

In July 2002, the FASB issued Statement No. 146, "Accounting for Obligations Associated with Disposal Activities". Statement No. 146 addresses financial reporting and accounting for costs associated with exit or disposal activities. It nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Statement 146 requires that a liability be recognized for such costs only when the liability is incurred, which is in contrast to EITF No. 94-3, which requires the recognition of a liability upon the commitment to an exit plan. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes the adoption of Statement No. 146 will not have a material impact on its financial statements.

RESULTS OF OPERATIONS
FISCAL 2001 VERSUS FISCAL 2000

Net Sales. Consolidated net sales for the year ended June 30, 2001 totaled $213.0 million, as compared to $249.1 million for the year ended July 1, 2000, a decrease of 14.5%. The decline in sales was due to declines in volume and price as retail market demand weakened over fiscal 2001.

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

Net Interest Expense. For the year ended June 30, 2001, net interest expense was $10.5 million, as compared to $16.1 million for the year ended July 1, 2000. The decrease in interest expense resulted from the extinguishment of $66.2 million of debt due to purchases of portions of the Company's 9.625% Senior Notes in fiscal 2001 and in fiscal 2000.

Taxes. The effective tax rate on continuing operations was 35.8% for the year ended June 30, 2001. The recorded tax benefit of $6.2 million for continuing operations for the year ended July 1, 2000 related to changes in assumptions concerning future earnings, which resulted in a reduction of the valuation allowance associated with the Company's net operating loss carry forward.

Income (Loss) from Continuing Operations. Loss from continuing operations for the year ended June 30, 2001 was $5.5 million, as compared to income from continuing operations of $6.2 million for the year ended July 1, 2000. The decrease was due to the factors described above.

Extraordinary gain, net of taxes. During fiscal 2001, the Company's Delta Mills, Inc. subsidiary purchased $31.3 million face amount of its 9.625% Senior Notes for $28.0 million. The Company recognized an extraordinary gain of $1.6 million after tax expense of $0.9 million and the write off of deferred loan costs of $0.8 million. During fiscal 2000, the Company's Delta Mills, Inc. subsidiary purchased $34.9 million face amount of its 9.625% Senior Notes for $26.6 million. The Company recognized an extraordinary gain of $8.1 million after a tax benefit of $0.6 million and the write off of deferred loan costs of $0.8 million.

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

LIQUIDITY AND SOURCES OF CAPITAL

Cash decreased $14.2 million in fiscal 2002. The Company used $48,000 to fund operating activities and $6.1 million to fund capital expenditures. The Company used the remaining $8.1 million net of $11.4 million in borrowings from its revolving credit facility to purchase a portion of the Company's 9.625% Senior Notes for $19.4 million, including expenses of approximately $0.5 million. The Company generated operating cash flows of $27.6 and $32.3 million for the 2001 and 2000 fiscal years, respectively. In fiscal 2001 and 2000, the Company used cash for investing activities of $3.5 and $6.4 million, respectively.

On March 31, 2000, Delta Mills, Inc.(Delta Mills), a wholly owned subsidiary of the Company, obtained a secured four-year $50 million revolving credit facility. Borrowings under this credit facility are based on eligible accounts receivable and inventory of Delta Mills, subject to a maximum $37.5 million availability limit as a result of a March 31, 2002 amendment described below. The facility is secured by the accounts receivable, inventory and capital stock of Delta Mills. The interest rate on the credit facility is based on a spread over either LIBOR or a base rate. On June 29, 2002, borrowings under this facility were $11.4 million and approximately $24.3 million was still available for borrowing.

The Delta Mills credit facility contains restrictive covenants that, among other things, until the March 31, 2002 amendment described below, required that the Delta Mills' Maximum Leverage Ratio, as defined therein, not exceed specified amounts. The agreement also restricts additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills, Inc. stock is permitted if there is no event of default and there is at least $1 of availability under the facility. An amendment dated October 5, 2001 substantially increased the permitted leverage ratio for the four quarters ending with the third quarter of fiscal year 2002, and slightly reduced the permitted leverage ratio for the fourth fiscal quarter of fiscal year 2002 and subsequent quarters. This amendment also extended the term of the Revolving Credit Agreement to March 31, 2004 and included the lender's consent to the sale of the Company's Furman Plant. It also allowed Delta Mills to exclude from the calculation of the leverage ratio the closing costs and continuing costs associated with the closing of the Furman Plant. Effective March 31, 2002, Delta Mills amended its $50 million credit facility, eliminating the permitted leverage ratio covenant and adding a $12.5 million minimum availability requirement. Under the minimum availability requirement, Delta Mills' availability for borrowings cannot exceed $37.5 million. During the year ended June 29, 2002, Delta Mills did not pay any dividends to Delta Woodside Industries, Inc.

Loan covenants in the Senior Notes and the Delta Mills revolving credit facility, among other matters, limit Delta Mills' ability to make cash distributions to Delta Woodside. At June 29, 2002, under the most restrictive of these covenants, no dividends were available for distribution by Delta Mills to Delta Woodside.

During the year ended June 29, 2002, Delta Mills acquired for $19,383,000, including expenses of approximately $500,000, a portion of its 9.625% Senior Notes. The aggregate principal face amount of the acquired Senior Notes was $35,996,000. The current outstanding aggregate principal amount of these Senior Notes is $47,819,000. The future annual reduction in the Company's interest expense because of this Senior Note repurchase will be $3,464,615.

On December 13, 1999 the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 1,250,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. During fiscal 2002 the Company purchased 12,512 shares at a cost of approximately $44,000. During fiscal 2001 and 2000, the Company purchased approximately 230,000 and 139,000 shares at a cost of $1,023,000 and $1,030,000, respectively.

The Company effected a 4:1 reverse split of its common stock February 5, 2002. The Company's shareholders adopted an amendment to the Company's articles of incorporation that provided for the reverse split at a special meeting held on January 28, 2002. The shareholders authorized the Company's board of directors to determine whether to consummate the reverse split and to determine the ratio of the reverse split within a range of whole shares from 3:1 to10:1. The Company's board of directors set the ratio for the reverse split at 4:1. The Company paid cash in lieu of any fractional shares. The total number of authorized shares of common stock and the par value of the common stock remain the same and were unaffected by the reverse split.

During fiscal 2002, the Company had capital expenditures of approximately $6.5 million primarily for capital improvements, new equipment, and computer system upgrades. During fiscal 2003, the Company plans to spend approximately $8 million for capital improvements, new equipment, and computer system upgrades. The Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors.

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 29, 2002 minimum payments under these contracts with non-cancelable contract terms were $14.9 million.

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

The Company believes that the cash flow generated by its operations and funds available under DMI's credit facility should be sufficient to service its debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions.

Impairment of Long - Lived Assets: When required by circumstances, the Company evaluates the recoverability of its long - lived assets by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if a write - down to fair value is required.

Income Taxes: Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. At June 29, 2002, the Company had regular tax loss carry forwards of $35 million for federal purposes and $10 million for state purposes. The Federal loss carry forwards expire at various intervals from 2013 to 2021,while the state loss carry forwards expire at various intervals beginning in 2003. At June 29, 2002, the Company's gross deferred tax assets were reduced by a valuation allowance of $156,000 due to expiring tax credits. It is management's belief that it is more likely than not that the gross deferred tax assets will be realized in the future. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The potential tax effect of establishing a full valuation allowance is approximately $13 million.


ENVIRONMENTAL MATTERS

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 Finishing Plants, have experienced high nitrate levels at the spray field for these plants. The Company is working with the South Carolina Department of Health and Environmental Control ("DHEC") to address this issue. In addressing this issue in the manner and within the time frame required by DHEC, a report was submitted in June 2001 to DHEC detailing four options for dealing with this groundwater problem. At the date of this filing, DHEC has still not responded to the Company's proposal. Although there is no assurance that the Company will be successful and it could face administrative penalties if it is not, the Company does not currently believe that this matter would have a material adverse impact on the Company.

On June 11, 2001, DHEC issued a Notice of Violation ("NOV") for three alleged violations of an air permit for the Company's Delta #2 and Delta #3 Plants. On June 26, 2001, the Company participated in an enforcement conference with DHEC, during which DHEC agreed to inspect the plants again on July 24, 2001. On September 12, 2001, the Company received a proposed Consent Order from DHEC which requires that: (1) the Company submit to DHEC a construction permit application for a machine that was installed; (2) the Company comply with all DHEC regulations regarding permitting; (3) the Company comply with all emission and fuel content requirements of its operating permit; and (4) the Company pay to DHEC the amount of $2,200.00. The Company paid this penalty on November 16, 2001 and has abided by the terms of the Consent Order. The Company believes that the matter is now closed.

On June 30, 2000 the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site. Because of these studies, one half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $365,000 remains in this escrow account. The Company believes that this balance is adequate to cover any remaining expenses related to this matter. The Company recorded the sale net of estimated costs to remediate the property.

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

At the North Carolina site, the Selling Corporation is listed as a "de Minimis" party, and at the South Carolina site, the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The Company believes that the Selling Corporation's share of the liabilities at either of these sites will be immaterial. At the Mississippi site, the PRP group completed the surface removal action and investigated soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, estimates of costs to clean up the site were $4 million, and could be higher. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, was found in the site's groundwater and at nearby drinking water wells. The EPA referred the site to the Mississippi Department of Environmental Quality ("MDEQ") in 1996. In August of 2001, MDEQ indicated to a third party that it was still considering action at the site.

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

On January 10, 2000, the North Carolina Department of Environment and Natural Resources requested that Delta Mills, Inc., a subsidiary of the Company, accept responsibility for investigating the discharge of hazardous substances at a hazardous waste site known as the Glen Raven Mills Site, Kings Mountain, North Carolina (the "Site"). A predecessor by merger of Delta Mills, Inc., Park Yarn Mills Company, Inc. ("Park Yarn"), owned the Site for approximately six (6) years, from approximately 1977 to 1983 (prior to the time Delta Mills, Inc. became a subsidiary of Delta Woodside Industries, Inc.) Delta Mills, Inc. is aware of no evidence that Park Yarn discharged or deposited any hazardous substance at the Site or is otherwise a "responsible party" for the Site. Further, Park Yarn filed bankruptcy and was discharged in 1983. Although no assurance can be provided, any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. Accordingly, Delta Mills, Inc. has denied any responsibility at the Site, declined to undertake any activities concerning the Site, and has not provided for any reserves for costs or liabilities attributable to Park Yarn.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk Sensitivity

As a part of the Company's business of converting fiber to finished fabric, the Company makes raw cotton purchase commitments and then fixes prices with cotton merchants who buy from producers and sell to textile manufacturers. Under these contracts, nonperformance by either the buyer or the seller may result in net cash settlement of the difference between the current market price of cotton and the contract price. The Company has not utilized the net settlement provision in the past, and does not anticipate using it in the future. The Company may seek to fix prices up to 18 months in advance of delivery. Daily price fluctuations are minimal, yet long-term trends in price movement can result in unfavorable pricing of cotton for the Company. Before fixing prices, the Company looks at supply and demand fundamentals, recent price trends and other factors that affect cotton prices. The Company also reviews the backlog of orders from customers as well as the level of fixed price cotton commitments in the industry in general. At June 29, 2002, a 10% decline in the market price of the cotton covered by the Company's fixed price contracts would have a negative impact of approximately $1.5 million on the value of the contracts. At the end of fiscal 2001, a 10% decline in the market price of the Company's fixed price contracts would have had a negative impact of approximately $2.1 million on the value of the contracts. The decline in the potential negative impact from 2001 to 2002 is due principally to current cotton commitments being at significantly lower average prices than in fiscal 2001.

Interest Rate Sensitivity

The $50 million secured four-year revolving credit facility expiring in 2004 is sensitive to changes in interest rates. Interest is based on a spread over LIBOR or a base rate. An interest rate increase would have a negative impact to the extent the Company borrows against the revolving credit facility. The impact would be dependent on the level of borrowings incurred. As of June 29, 2002, an increase in the interest rate of 1% would have a negative impact of approximately $114,000. The Company had no borrowings under its revolving credit facility as of June 30, 2001.

An interest rate change would not impact the Company's cash flows on the fixed rate ten-year Senior Notes.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
DELTA WOODSIDE INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. as of June 29, 2002 and June 30, 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 29, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. at June 29, 2002 and June 30, 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended June 29, 2002, in conformity with accounting principles generally accepted in the United States of America.



                                         /s/ KPMG LLP


Greenville, South Carolina
July 26, 2002


CONSOLIDATED BALANCE SHEETS
Delta Woodside Industries, Inc.                                Year Ended            Year Ended
                                                             June 29, 2002          June 30, 2001
                                                            -----------------     ------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                         $314,000            $14,491,000
  Accounts receivable:
     Factor                                                       49,980,000             37,617,000
     Less allowances for returns                                      32,000                 51,000
                                                            -----------------     ------------------
                                                                  49,948,000             37,566,000
  Inventories
     Finished goods                                                7,085,000             13,241,000
     Work in process                                              19,878,000             23,195,000
     Raw materials and supplies                                    5,784,000              6,766,000
                                                            -----------------     ------------------
                                                                  32,747,000             43,202,000

  Deferred income taxes                                            1,895,000              2,966,000
  Prepaid expenses and other current assets                           19,000                547,000
                                                            -----------------     ------------------
                                TOTAL CURRENT ASSETS              84,923,000             98,772,000

  Assets held for sale                                             3,141,000

PROPERTY, PLANT AND EQUIPMENT, at cost
     Land and land improvements                                    1,702,000              1,937,000
     Buildings                                                    32,171,000             36,634,000
     Machinery and equipment                                     102,379,000            118,386,000
     Furniture, fixtures and office equipment                      9,599,000              6,263,000
     Leasehold improvements                                        1,030,000              1,030,000
     Construction in progress                                      1,025,000              1,976,000
                                                            -----------------     ------------------
                                                                 147,906,000            166,226,000
     Less accumulated depreciation                                77,405,000             81,195,000
                                                            -----------------     ------------------
                                                                  70,501,000             85,031,000

DEFERRED LOAN COSTS, less accumulated amortization
  of $5,324,000 (2002) and $4,413,000 (2001)                         769,000              1,680,000
NONCURRENT DEFERRED INCOME TAXES                                   6,499,000              4,959,000
OTHER ASSETS                                                          47,000                 74,000
                                                            -----------------     ------------------
TOTAL ASSETS                                                    $165,880,000           $190,516,000
                                                            =================     ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                        $ 11,675,000            $ 8,570,000
  Revolving credit facility                                       11,365,000
  Accrued employee compensation                                    1,696,000              2,339,000
  Accrued and sundry liabilities                                  10,798,000             11,966,000
                                                            -----------------     ------------------
TOTAL CURRENT LIABILITIES                                         35,534,000             22,875,000

LONG-TERM DEBT                                                    47,819,000             83,815,000
DEFERRED COMPENSATION                                              7,281,000              6,608,000

SHAREHOLDERS' EQUITY
  Preferred Stock                                                          0                      0
  Common Stock -- par value $.01 a share -
   authorized 50,000,000 shares, issued and outstanding
   5,829,000 shares (2002) and 5,809,000 shares (2001)                58,000                 58,000
  Additional paid-in capital                                      86,694,000             86,561,000
  Retained earnings (deficit)                                    (11,506,000)            (9,401,000)
                                                            -----------------     ------------------
TOTAL SHAREHOLDERS' EQUITY                                        75,246,000             77,218,000
                                                            -----------------     ------------------
TOTAL  LIABILITIES AND SHAREHOLDERS' EQUITY                     $165,880,000           $190,516,000
                                                            =================     ==================
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Delta Woodside Industries, Inc.
                                                                 Year Ended           Year Ended           Year Ended
                                                               June 29, 2002        June 30, 2001         July 1, 2000
                                                               -------------        -------------         ------------

Net sales                                                         $174,673,000         $212,960,000         $249,115,000
Cost of goods sold                                                 165,267,000          196,776,000          215,567,000
                                                              -----------------    -----------------    -----------------
Gross profit                                                         9,406,000           16,184,000           33,548,000
Selling, general and administrative expenses                        11,576,000           14,544,000           17,950,000
Impairment and restructuring expenses                                8,683,000
Other income                                                           480,000              274,000              475,000
                                                              -----------------    -----------------    -----------------
  OPERATING PROFIT (LOSS)                                          (10,373,000)           1,914,000           16,073,000
Interest (expense) income:
  Interest expense                                                  (9,025,000)         (11,090,000)         (17,312,000)
  Interest income                                                      263,000              599,000            1,218,000
                                                              -----------------    -----------------    -----------------
                                                                    (8,762,000)         (10,491,000)         (16,094,000)
                                                              -----------------    -----------------    -----------------
LOSS FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS                       (19,135,000)          (8,577,000)             (21,000)
Income tax benefit                                                  (7,130,000)          (3,071,000)          (6,229,000)
                                                              -----------------    -----------------    -----------------
 INCOME (LOSS) FROM CONTINUING
      OPERATIONS BEFORE EXTRAORDINARY ITEMS                        (12,005,000)          (5,506,000)           6,208,000

Extraordinary gain (net of taxes)                                    9,900,000            1,585,000            8,062,000

Income from operations of discontinued businesses
 (net of taxes)                                                                                                7,371,000

                                                              -----------------    -----------------    -----------------
NET INCOME (LOSS)                                                  $(2,105,000)         $(3,921,000)         $21,641,000
                                                              =================    =================    =================

Basic and diluted earnings (loss) per share:
  Continuing operations                                                $ (2.06)              $(0.93)               $1.05
  Extraordinary gain                                                      1.70                 0.27                 1.36
  Discontinued operations                                                 0.00                 0.00                 1.25
                                                              -----------------    -----------------    -----------------
  Net earnings (loss)                                                  $ (0.36)              $(0.66)               $3.66
                                                              =================    =================    =================

  Weighted average number of shares outstanding                      5,831,000            5,959,000            5,912,750
                                                              =================    =================    =================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY
Delta Woodside Industries, Inc.

                                                            Common        Common       Additional       Retained
                                             Preferred      Stock         Stock         Paid-In         Earnings
                                               Stock        Shares        Amount        Capital        (Deficit)         Total
                                            ------------ ------------- ------------- --------------- -------------   -------------

BALANCE AT JULY 3, 1999                              $0     5,947,878       $60,000    $161,041,000    ($27,121,000)  $133,980,000
 Incentive stock award plan, shares issued                     14,840                       156,000                        156,000
 Stock Option Plan, shares issued                               3,218                        80,000                         80,000
 Long Term Incentive Plan, shares issued                      172,745         2,000       1,036,000                      1,038,000
 Share repurchases                                           (139,025)       (2,000)     (1,028,000)                    (1,030,000)
 Net income                                                                                              21,641,000     21,641,000
 Net dividend to reflect the spin off of
    Delta Apparel & Duck Head                                                           (74,960,000)                   (74,960,000)
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JULY 1, 2000                              $0     5,999,656       $60,000     $86,325,000     ($5,480,000)   $80,905,000
                                            ============ ============= ============= =============== ==============================

 Incentive stock award plan, shares issued                     39,500                       174,000                        174,000
 Share repurchases                                           (229,925)       (2,000)     (1,021,000)                    (1,023,000)
 Net loss                                                                                                (3,921,000)    (3,921,000)
 Reclassification of Stock Option Liability                                               1,083,000                      1,083,000
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JUNE 30, 2001                             $0     5,809,231       $58,000     $86,561,000     ($9,401,000)   $77,218,000
                                            ============ ============= ============= =============== ==============================

 Incentive stock award plan, shares issued                     32,236                       177,000                        177,000
 Share repurchases                                            (12,512)                      (44,000)                       (44,000)
 Net loss                                                                                                (2,105,000)    (2,105,000)
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JUNE 29, 2002                             $0     5,828,955       $58,000     $86,694,000    ($11,506,000)   $75,246,000
                                            ============ ============= ============= =============== ==============================


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Delta Woodside Industries, Inc.
                                                                                Year Ended         Year Ended          Year Ended
                                                                             June 29, 2002      June 30, 2001        July 1, 2000
                                                                             -------------      -------------        ------------
OPERATING ACTIVITIES
  Net income (loss)                                                           $ (2,105,000)       $(3,921,000)        $21,641,000
  Adjustments to reconcile net income(loss) to net
    cash provided by operating activities:
     Discontinued operations                                                                                           21,217,000
     Depreciation                                                                9,174,000         10,886,000          10,797,000
     Amortization                                                                  370,000            424,000             607,000
     Decrease in deferred loan costs                                               541,000            784,000           1,312,000
     Discount to face value on repurchase of bonds                             (16,613,000)        (3,242,000)         (8,307,000)
     Provision for impairment and restructuring                                  8,683,000
     Change in deferred income taxes                                              (469,000)        (1,230,000)         (8,805,000)
     Losses (gains) on disposition of property and equipment                      (356,000)          (312,000)            133,000
     Compensation under stock plans                                                                                     1,272,000
     Changes in operating assets and liabilities:
        Accounts receivable                                                    (12,382,000)        34,158,000          (4,527,000)
        Inventories                                                             10,455,000            717,000             450,000
        Other assets                                                               555,000            (10,000)           (115,000)
        Deferred compensation                                                      673,000            473,000            (416,000)
        Accounts payable and accrued expenses                                    1,426,000        (11,120,000)         (2,961,000)
                                                                        ------------------- ------------------ -------------------
NET CASH (USED) PROVIDED BY  OPERATING ACTIVITIES                                  (48,000)        27,607,000          32,298,000

INVESTING ACTIVITIES Property, plant and equipment:
       Purchases                                                                (6,496,000)        (5,151,000)         (4,179,000)
       Proceeds of dispositions                                                    429,000            450,000             750,000
    Net investing activities of discontinued operations                                                                (2,932,000)
    Cash balances of businesses spun off                                                                               (1,665,000)
    Other                                                                                           1,244,000           1,647,000
                                                                        ------------------- ------------------ -------------------
NET CASH USED BY INVESTING ACTIVITIES                                           (6,067,000)        (3,457,000)         (6,379,000)

FINANCING ACTIVITIES
    Proceeds from revolving lines of credit                                     44,979,000          3,003,000         185,517,000
    Repayments on revolving lines of credit                                    (33,614,000)        (3,003,000)       (171,672,000)
    Scheduled principal payments of long-term debt                                                                     (7,163,000)
    Repurchase and retirement of long term debt                                (19,383,000)       (28,021,000)        (26,615,000)
    Repurchase of common  stock                                                    (44,000)        (1,023,000)         (1,030,000)
    Other                                                                                                                 363,000
                                                                        ------------------- ------------------ -------------------
NET CASH USED BY FINANCING ACTIVITIES                                           (8,062,000)       (29,044,000)        (20,600,000)
                                                                        ------------------- ------------------ -------------------

INCREASE (DECREASE)  IN CASH AND CASH EQUIVALENTS                              (14,177,000)        (4,894,000)          5,319,000

Cash and cash equivalents at beginning of year                                  14,491,000         19,385,000          14,066,000
                                                                        ------------------- ------------------ -------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $314,000        $14,491,000         $19,385,000
                                                                        =================== ================== ===================


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

BUSINESS SEGMENTS: The Company's operations, all within the textile industry, are considered a single business segment.

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

IMPAIRMENT OF LONG-LIVED ASSETS: When required by circumstances, the Company evaluates the recoverability of its long-lived assets by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if a write-down to fair value is required.

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

EARNINGS PER COMMON SHARE: Basic earnings per common share is calculated assuming no dilution. Diluted earnings per common share is calculated using the number of weighted average common shares, as adjusted for the incremental shares attributable to dilutive potential common stock (stock options). Dilutive potential common stock equaled 0% of weighted average shares outstanding for all periods presented and do not affect the calculation of earnings per share.

STOCK OPTIONS: The Company applies the intrinsic value-based method of accounting for its stock option plans, in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under this method, compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. The Company provides pro forma disclosures of stock option compensation recorded on a fair value basis in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

ENVIRONMENTAL COSTS: Environmental compliance costs, including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued when remedial efforts are probable, and the cost can be reasonably estimated.

COTTON PROCUREMENT: The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are settled by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and it is estimated that the costs of cotton are not recoverable in future sales of finished goods, the differential is charged to income at that time. The Company's management has determined that its cotton buying contracts meet the criteria for exclusion under the normal purchases and normal sales exemption of SFAS 133 and its related amendments and are not considered derivatives.

RECENT ACCOUNTING PRONOUNCEMENTS: In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, Statement No. 145, through the rescission of Statement No. 4, will no longer require extraordinary item treatment for gains and losses from the extinguishment of debt, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria established in APB 30. The Statement is effective for fiscal years beginning after May 15, 2002 and will require the reclassification of prior period items that do not meet the extraordinary item classification criteria in APB 30. Upon adoption, the Company will reclassify all extraordinary gains recognized for the early extinguishment of debt as a component of operating income for all financial statement periods presented.

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

FISCAL YEAR: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2002, 2001 and 2000 consisted of 52 weeks.


NOTE B - SPIN-OFF TRANSACTION AND DISCONTINUED OPERATIONS

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

Summarized results of operations for discontinued businesses are as follows:

                                                              Year Ended                 Year Ended                 Year Ended
                                                           June 29, 2002              June 30, 2001               July 1, 2000
                                                           -------------              -------------               ------------
Net sales                                                             $0                         $0               $169,792,000
Costs and expenses                                                                                                 158,060,000
                                                    ---------------------      ---------------------      ---------------------
Income before spin off costs
               and income taxes                                                                                     11,732,000
Spin off costs                                                                                                      (4,953,000)
Income tax benefit                                                                                                    (592,000)
                                                    ---------------------      ---------------------      ---------------------
Income from operations of
        discontinued businesses                                      $0                         $0                $  7,371,000
                                                    =====================      =====================      =====================


Summarized statements of cash flows for discontinued operations are as follows:

                                                               Year Ended                  Year Ended                 Year Ended
                                                            June 29, 2002               June 30, 2001               July 1, 2000
                                                            -------------               -------------               ------------
Net income from
      discontinued operations                                       $0                          $0                  $  7,371,000

Depreciation                                                                                                           8,315,000
Changes in operating assets
      and liabilities                                                                                                 12,902,000
                                                     ---------------------       ---------------------      ---------------------
Subtotal                                                                                                              21,217,000
                                                     ---------------------       ---------------------      ---------------------
Net cash provided by operating
                      activities                                                                                     28,588,000

Property, plant and equipment
                      purchases                                                                                      (4,760,000)
Proceeds of dispositions                                                                                              1,958,000
Other                                                                                                                  (130,000)
                                                     ---------------------       ---------------------      ---------------------
Net cash used by investing activities                                                                                (2,932,000)

Net cash provided by
           discontinued operations                                  $0                          $0                  $25,656,000
                                                     =====================       =====================      =====================

NOTE C -- ACCOUNTS RECEIVABLE

The Company assigns a substantial portion of its trade accounts receivable to GMAC Commercial Credit LLC (the Factor) under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the Factor prior to shipment of goods, up to a maximum for each individual account. The assigned trade accounts receivables are recorded on the Company's books at full value and represent amounts due to the Company from the Factor. There are no advances from the Factor against the assigned receivables. All factoring fees are recorded on the Company's books as incurred as a part of General and Administrative Expense.

For fiscal year 2002, the Company had two customers, Levi Strauss and V.F. Corporation, that each exceeded 10% of consolidated net sales. The Company's sales to these customers were $63 million in fiscal 2002. For fiscal year 2001 and fiscal year 2000, the Company had three customers, Levi Strauss, Haggar Corp., and V.F. Corporation, that each exceeded 10% of consolidated net sales. The Company's sales to these customers were $90 million and $109 million for fiscal 2001 and 2000 respectively. The loss of any of these accounts could have a material adverse effect on the results of the Company.

The Company's accounts receivable are due from many companies that produce apparel products located throughout the United States. The many companies represented in the Company's accounts receivable limit to a certain extent the concentration of credit risk.


NOTE D -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS

On August 25, 1997 a wholly owned subsidiary of the Company, Delta Mills, Inc. ("DMI" or "Delta Mills"), issued $150 million of unsecured ten-year Senior Notes at an interest rate of 9.625%. These notes will mature in August 2007. At June 29, 2002, the outstanding balance of the notes was $47,819,000, a decrease of $36.0 million from the balance at June 30, 2001.

On March 31, 2000, Delta Mills obtained a secured four-year $50 million revolving credit facility. Borrowings under this credit facility are based on eligible accounts receivable and inventory of the Company, subject to a maximum $37.5 million availability limit as a result of a March 31, 2002 amendment described below. The facility is secured by the accounts receivable, inventory and capital stock of Delta Mills. The interest rate on the credit facility is based on a spread over either LIBOR or a base rate. On June 29, 2002, borrowings under this facility were $11.4 million and approximately $24.3 million was still available for borrowing. On June 30, 2001, there were no borrowings under this credit facility.

The Delta Mills' credit facility contains restrictive covenants that, among other things, until the March 31, 2002 amendment described below, required that the Delta Mills' Maximum Leverage Ratio, as defined therein, not exceed specified amounts. The agreement also restricts additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills, Inc. stock is permitted if there is no event of default and there is at least $1 of availability under the facility. An amendment dated October 5, 2001 substantially increased the permitted leverage ratio for the four quarters ending with the third quarter of fiscal year 2002, and slightly reduced the permitted leverage ratio for the fourth fiscal quarter of fiscal year 2002 and subsequent quarters. This amendment also extended the term of the Revolving Credit Agreement to March 31, 2004 and included the lender's consent to the sale of the Company's Furman Plant. It also allowed Delta Mills to exclude from the calculation of the leverage ratio the closing costs and continuing costs associated with the closing of the Furman Plant. Effective March 31, 2002, Delta Mills amended its $50 million credit facility, eliminating the permitted leverage ratio covenant and adding a $12.5 million minimum availability requirement. Under the minimum availability requirement, Delta Mills' availability for borrowings cannot exceed $37.5 million. During the year ended June 29, 2002, Delta Mills did not pay any dividends to Delta Woodside Industries, Inc.

Loan covenants in the Senior Notes and the Delta Mills revolving credit facility, among other matters, limit Delta Mills' ability to make cash distributions to Delta Woodside. At June 29, 2002, under the most restrictive of these covenants, no dividends were available for distribution by Delta Mills to Delta Woodside.

During fiscal year 1997, the Company acquired certain machinery and equipment under non-cancelable operating leases in connection with the modernization project in the woven fabrics division. The terms provide for total lease payments of $14 million over a period of five years. The lease purchase options have been exercised and were closed as of December 31, 2001.

Total interest expense incurred by the Company was $9,025,000, $11,090,000 and $17,312,000 for fiscal years 2002, 2001, and 2000, respectively. Total interest paid during fiscal years 2002, 2001, and 2000 was $10,263,000, $12,125,000 and
$16,790,000, respectively.

Rent expense relating to all operating leases of the Company was approximately $1,733,000, $3,165,000 and $3,860,000 for fiscal 2002, 2001 and 2000, respectively.

At June 29, 2002 the carrying value of the Senior Notes was $47,819,000 and the fair value, based on quoted market prices was $25,104,975. The fair value of the revolving credit facility approximates its carrying value as of June 29, 2002 due to the variable interest rate provision of the facility.

Aggregate principal maturities of all long-term debt and minimum payments under operating leases are as follows:

                                       Long Term Debt       Operating Leases
                                       --------------       ----------------

        Fiscal Year
                       2003                                         $414,000
                       2004                                          414,000
                       2005                                          244,000
                       2006                                           74,000
                       2007                                           74,000
                Later Years                47,819,000                110,000
                                  --------------------   --------------------
        Total                             $47,819,000             $1,330,000
                                  ====================   ====================



NOTE E -- SHAREHOLDERS' EQUITY

REVERSE STOCK SPLIT

The Company effected a 4:1 reverse split of its common stock on February 5, 2002. The Company's shareholders adopted an amendment to the Company's articles of incorporation that provided for the reverse split at a special meeting held on January 28, 2002. The shareholders authorized the Company's board of directors to determine whether to consummate the reverse split and to determine the ratio of the reverse split within a range of whole shares from 3:1 to 10:1. The Company's board of directors set the ratio for the reverse split at 4:1. The Company paid cash in lieu of any fractional shares. The total number of authorized shares of common stock and the par value of the common stock remain the same and were unaffected by the reverse split.

The common stock purchase rights attached to the Company's common stock pursuant to its Shareholder Rights Agreement, dated December 10, 1999, as amended, were adjusted in connection with the reverse stock split as required by the provisions of Section 11(a) of the Rights Agreement to prevent any dilution or enlargement of the rights. The exercise price of each right was increased from the pre-split $5.00 per quarter-share of common stock to $20.00 per quarter-share. Each share of common stock will continue to have only one right attached to it, and each right will continue to evidence the right to acquire one quarter share of the Company's common stock.

All shares and per share amounts have been retroactively restated in connection with the reverse stock split.


STOCK OPTION PLANS

The Company's current Stock Option Plan, (the "Current Plan"), was approved by the Company's shareholders in fiscal 2001. The Current Plan gives the Company the right to grant options for up to 416,750 shares of Common Stock to employees. The Company's previous stock option plan, (the "Previous Plan"), was approved by the shareholders in fiscal 1991, and amended in fiscal 1996 and fiscal 1998. The Previous Plan terminated in May 2000. The Previous Plan gave the Company the right to grant options for up to 200,000 shares of Common Stock to employees.

Under the terms of the Previous Plan, the options generally became exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. Pursuant to an amendment to the Previous Plan entered into in connection with the spin off of Delta Apparel and Duck Head, the vesting of outstanding options was accelerated during fiscal 2000. Accordingly, all 89,973 options outstanding became exercisable. Compensation expense recognized in the year ended July 1, 2000, related to this accelerated vesting, was $329,000. Under the terms of the Current Plan, each option granted during fiscal 2001 vests with respect to one third of the shares on June 30 in each of 2001, 2002 and 2003 and each third expires ten years from the corresponding vesting date.

The excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options vest. Related compensation expense was $0, $0, and $208,000 during fiscal 2002, 2001, and 2000, respectively.

A summary of the Company's stock option status and activity is presented below:


                                                        June 29, 2002              June 30, 2001               July 1, 2000
                                                  -------------------------  -------------------------  -------------------------
                                                                  Weighted                   Weighted                   Weighted
                                                                   Average                    Average                    Average
                                                       Shares       Price         Shares       Price         Shares       Price
                                                  -------------------------  -------------------------  -------------------------
Outstanding at Beginning of Year                       425,185       $7.16      89,973         $12.04        104,486      $12.80
Granted                                                               N/A      386,742           6.75                      N/A

Exercised                                                             N/A                        N/A          (3,218)     $12.40

Forfeited                                              (12,989)      $9.01     (51,530)        $12.68        (11,295)     $19.08

                                                  -------------------------  -------------------------  -------------------------
Outstanding at End of Year                             412,196       $7.09     425,185          $7.16         89,973      $12.04


                                                  -------------------------  -------------------------  -------------------------

Option price range - End of Year                           $6.75 to $13.50            $6.75 to $13.50            $9.75 to $13.50

Option price range - Exercised Shares                                  N/A                        N/A           $10.38 to $13.50

Options available for grant - End Of Year                           44,341                     36,258                          0

Options Exercisable - End of Year                                  163,925                    171,524                     89,973

Weighted average fair value - Options Granted                          N/A                      $4.00                        N/A


The following table summarizes information about stock options outstanding at June 29, 2002:

                                           Options Outstanding                                  Options Exercisable
                        -----------------------------------------------------------    --------------------------------------
        Range of             Number       Weighted Average     Weighted Average             Number       Weighted Average
        Exercise          Outstanding         Remaining           Exercisable            Exercisable        Exercisable
         Prices            at 6/29/02           Life                 Price                at 6/29/02           Price
-----------------------------------------------------------------------------------    --------------------------------------
         $6.75          372,408              10.0 Years              $6.75             124,137                 $6.75

    $9.75 to $13.50      39,788                .9 Years             $10.28              39,788                $10.28

                        -----------------------------------------------------------    --------------------------------------
         Total          412,196               9.1 Years              $7.09             163,925                 $7.61


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

                                              2002           2001        2000
                                              ----           ----        ----
Risk free interest rate                        N/A           5.0%         N/A
Expected lives for options                     N/A       10 years         N/A
Expected volatility                            N/A            62%         N/A
Dividend yield                                 N/A            N/A         N/A
Fair value per option at grant date            N/A          $4.00         N/A


The pro forma effects on net loss and loss per share of options granted are as follows:

(In thousands, except per share data)
                                              2002           2001        2000
                                              ----           ----        ----
Reported net income (loss)                ($2,105)       ($3,921)      $21,641
Pro forma net income (loss)               ($2,622)        (4,438)       21,589

Reported net income (loss) per share       ($0.36)        ($0.66)        $3.66
Pro forma net income (loss) per share      ($0.45)         (0.74)         3.65



INCENTIVE STOCK PLANS

The Company's current Incentive Stock Award Plan, (the "Current Plan"), was approved by the shareholders in fiscal 2001. The Current Plan gives the Company the right to grant awards for up to 166,750 shares of Common Stock to employees. Awards were granted during 2001 to purchase up to 166,667 shares. During fiscal 2002 and 2001, awards to purchase 1,600 and 5,490 shares, respectively, were forfeited.

The previous incentive stock award plan, (the "Previous Plan"), was approved by the shareholders in fiscal 1991, and amended in fiscal 1996 and fiscal 1998. The Previous Plan gave the Company the right to grant awards for up to 275,000 shares of Common Stock to employees. Under the Previous Plan, awards were granted to purchase up to 39,500 shares during fiscal 2001. No awards were granted during fiscal 2000. During fiscal 2000, awards to purchase 11,295 shares were forfeited. The last remaining shares available for issuance under the Previous Plan were issued in fiscal 2001.

Under the Incentive Stock Award Plan, awards are granted for the right to purchase shares for $0.01 per share. Awards issued pursuant to the Plan may include both employee service awards and performance based awards dependent upon the achievement of certain performance goals over a three-year period. Service awards, which account for 45,000 of the shares granted in 2001, vest with respect to one third of the shares on June 30 in each of 2001, 2002, and 2003. Compensation expense for service awards is based upon the grant date market price and is recognized over the vesting period. Awards based upon the achievement of certain performance goals account for 121,667 of the awards granted in 2001. Compensation expense is recorded over the three-year performance period and is based upon estimates of performance levels. Compensation expense for the Company's service awards under the Incentive Stock Award Plan, including related tax assistance, was $198,000, $276,000, and $176,000 for fiscal years 2002, 2001 and 2000, respectively. No compensation expense was recognized for performance based awards during 2002, 2001 or 2000. Shares available for grant at June 29, 2002 were 7,173.


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

No awards complying with all the terms of the plan were made. The Company did, however, identify the individuals who would be plan participants, determined performance targets, and communicated these actions to the affected individuals. Considering communications made to the participants, the fact that all performance periods would expire following the record date for the Duck Head and Delta Apparel spin off, and the efforts of the key executives and directors, the Company's board approved the issuance of 172,745 shares of the Company's stock plus payment for income taxes attributable to the issuance. By acceptance of this compensation, the affected individuals surrendered any rights they may have under the plan, and no further awards will be granted or issued under the plan. The Company recognized compensation expense of $1,672,000 including payments for income taxes in fiscal 2000 under this plan.


STOCK REPURCHASE PLAN

On December 13, 1999 the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 1,250,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. During fiscal 2002 the Company purchased 12,512 shares at a cost of approximately $44,000. During fiscal 2001 and 2000 the Company purchased 229,925 and 139,025 shares at a cost of approximately $1,023,000 and $1,030,000, respectively.

PREFERRED STOCK

The shareholders have authorized the Board of Directors to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.


NOTE F -- INCOME TAXES

For fiscal 2002, the Company had regular taxable income of $2.9 million and alternative minimum taxable income (AMT) of $1.8 million. At June 29, 2002, the Company had regular tax loss carry-forwards of $35 million for federal purposes and $10 million for state purposes. The Federal loss carry forwards expire at various intervals from 2013 to 2021 while the state loss carry-forwards expire at various intervals beginning in 2003.

The Company's gross deferred tax assets are reduced by a valuation allowance of $156,000 due to expiring tax credits. It is management's belief that it is more likely than not that the remaining gross deferred tax assets will be realized in the future. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                   2002                2001
                                                             -------------- ------------------------
Assets:
       Net operating loss carryforwards                        $12,988,000              $14,226,000
       Inventory                                                                            589,000
       Tax credit carryforwards                                  3,757,000                3,869,000
       Deferred compensation                                     2,799,000                2,542,000
       Health claims and worker's compensation                   1,470,000                1,589,000
       Accrued compensation                                        266,000                  566,000
       Other                                                       520,000                  679,000

                                                             -------------- ------------------------
       Deferred tax assets                                      21,800,000               24,060,000
       Valuation allowance                                        (156,000)

                                                             -------------- ------------------------
       Net deferred tax assets                                  21,644,000               24,060,000

Liabilities:
       Depreciation                                             12,860,000               15,805,000
       Inventory                                                   363,000
       Accounts Receivable write-down                                                       330,000
       Other                                                        27,000

                                                             -------------- ------------------------
       Deferred tax liabilities                                 13,250,000               16,135,000

                                                             -------------- ------------------------
       Net deferred tax asset                                   $8,394,000               $7,925,000
                                                             ============== ========================


Significant components of the provision for income tax expense (benefit) are as follows:

                                                                  2002             2001              2000
                                                             ---------------   --------------   ---------------
Current:
       Federal Income Taxes
       State Income Taxes                                           $12,000          $84,000          $467,000
                                                             ---------------   ---------------  --------------
       Total Current                                                 12,000           84,000           467,000

Deferred:
       Federal income taxes                                      (6,410,000)      (2,881,000)       (6,334,000)
       State income taxes (benefits)                               (732,000)        (274,000)         (362,000)
                                                             ---------------  ---------------   --------------
       Total Deferred                                            (7,142,000)      (3,155,000)       (6,696,000)

                                                             ---------------   --------------   ---------------
Total income tax expense (benefit) for continuing
operations                                                       (7,130,000)      (3,071,000)       (6,229,000)

The total provision for income taxes related to:
       Extraordinary Items                                        6,172,000          873,000          (649,000)
       Discontinued Operations                                                                        (592,000)
                                                             ---------------   --------------   ---------------

Total income tax expense (benefit)                               $ (958,000)    $ (2,198,000)     $ (7,470,000)
                                                             ===============   ==============   ===============



The reconciliation of income tax expense (benefit) related to continuing operations computed at the Federal statutory tax rates is as follows:


                                                                    2002               2001              2000
                                                               ----------------  ----------------- ---------------

Income tax benefit at statutory rates                             $(6,698,000)       $(3,002,000)        $(7,000)
State tax expense (benefit), net of federal benefit                  (468,000)          (159,000)        305,000
Valuation allowance adjustments                                       156,000                         (6,482,000)
Other                                                                (120,000)            90,000         (45,000)
                                                               ----------------  ----------------- ---------------
                                                                  $(7,130,000)       $(3,071,000)    $(6,229,000)
                                                               ================  ================= ===============

NOTE G -- EMPLOYEE BENEFIT PLANS

Eligible employees participate in the Delta Woodside Industries, Inc. 401(k) plan. During fiscal 2002, 2001 and 2000, the Company contributed $574,000, $411,000 and $465,000, respectively, to the 401(k) plan to match employee contributions.

The Company formerly participated in a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collected both employer and employee contributions from the Company and made disbursements for health claims and other qualified benefits. The Company made no contributions to the plan in fiscal 2001 or 2000. On June 13, 2001, the trust was terminated.

The Company has a Deferred Compensation Plan that permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of June 29, 2002 and June 30, 2001, the total liability amounted to $7,281,000 and $6,608,000, respectively.


NOTE H -- AFFILIATED PARTY TRANSACTIONS

Prior to June 30, 2000 the Company leased its corporate office space from a corporation whose stock is owned one-half each by the then president and a then vice president of the Company. Prior to June 30, 2000 additional office space and retail store space was leased from a director. Under these leases, the Company made payments of approximately $353,000 for the 2000 fiscal year.

These leases were terminated as of June 30, 2000 as part of the spin off.


NOTE I -- COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 29, 2002 minimum payments under these contracts with non-cancelable contract terms were approximately $14.9 million.

During fiscal 2003, the Company plans to spend approximately $8 million for capital improvements and to maintain its existing facilities.

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

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 Finishing Plants, have experienced high nitrate levels at the spray field for these plants. The Company is working with the South Carolina Department of Health and Environmental Control ("DHEC") to address this issue. In addressing this issue in the manner and within the time frame required by DHEC, a report was submitted in June 2001 to DHEC detailing four options for dealing with this groundwater problem. At the date of this filing, DHEC has still not responded to the Company's proposal. Although there is no assurance that the Company will be successful and it could face administrative penalties if it is not, the Company does not currently believe that this matter would have a material adverse impact on the Company.

On June 11, 2001, DHEC issued a Notice of Violation ("NOV") for three alleged violations of an air permit for the Company's Delta #2 and Delta #3 Plants. On June 26, 2001, the Company participated in an enforcement conference with DHEC, during which DHEC agreed to inspect the plants again on July 24, 2001. On September 12, 2001, the Company received a proposed Consent Order from DHEC which requires that: (1) the Company submit to DHEC a construction permit application for a machine that was installed; (2) the Company comply with all DHEC regulations regarding permitting; (3) the Company comply with all emission and fuel content requirements of its operating permit; and (4) the Company pay to DHEC the amount of $2,200.00. The Company paid this penalty on November 16, 2001 and has abided by the terms of the Consent Order. The Company believes that the matter is now closed.

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

NOTE J -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended June 29, 2002 and June 30, 2001.

2002 Quarter Ended
(In thousands, except per share data)                        September 29        December 29         March 30          June 29
                                                             ------------        -----------         --------          -------

Net Sales                                                        $36,977             $44,140          $41,190           $52,366
Gross profit                                                       1,074               1,708            1,025             5,599
Income (loss) from continuing operations
                           (net of taxes)                         (8,159)             (2,326)          (2,778)            1,258
Extraordinary gain (net of taxes)                                      0                   0              325             9,575
Net income (loss)                                                 (8,159)             (2,326)          (2,453)           10,833

Basic and diluted earnings (loss) per
                     share of common stock                         (1.40)              (0.40)           (0.42)             1.86


2001 Quarter Ended
(In thousands, except per share data)                        September 30        December 30         March 31          June 30
                                                             ------------        -----------         --------          -------

Net Sales                                                        $63,199             $59,697          $52,991           $37,073
Gross profit (loss)                                                9,274               5,917            2,196            (1,203)
Income (loss) from continuing operations
                            (net of taxes)                         2,336                (144)          (2,189)           (5,509)
Extraordinary gain (net of taxes)                                    639                 946
Net income (loss)                                                  2,975                 802           (2,189)           (5,509)

Earnings (loss) from continuing operations
                per share of common stock                           0.39               (0.02)           (0.37)            (0.94)

Basic and diluted earnings (loss) per
                    share of common stock                           0.49                0.14            (0.37)            (0.94)


NOTE K - EXTRAORDINARY ITEMS

During fiscal 2002, the Company's subsidiary Delta Mills Inc., purchased $35,996,000 face amount of its 9.625% Senior Notes for $19,383,000 including expenses of approximately $500,000. The Company recognized an extraordinary gain of $9,900,000 million after tax expense of $6,172,000 and the write off of deferred loan costs of $541,000. During fiscal 2001, Delta Mills, Inc. purchased $31,263,000 face amount of its 9.625% Senior Notes for $28,021,000. The Company recognized an extraordinary gain of $1,585,000 after taxes of $873,000 and the write off of deferred loan costs of $784,000. During fiscal 2000, Delta Mills, Inc. purchased $34,922,000 face amount of its 9.625% Senior Notes for $26,615,000. The Company recognized an extraordinary gain of $8,062,000 after a tax benefit of $649,000 and the write off of deferred loan costs of $894,000.


NOTE L - RESTRUCTURING AND IMPAIRMENT CHARGES

During the year ended June 29, 2002, the Company took an impairment and restructuring charge of $8.7 million, on a pretax basis, associated with the closing of the Furman Plant as announced on August 22, 2001. Pursuant to SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", the Company recorded an $8.2 million non-cash asset write-down to reflect the property and equipment at the Furman Plant at its estimated fair value, less selling costs. The carrying amount of these assets was reduced to approximately $3,923,000. The balance of the charge was approximately $.5 million of accrued expenses for involuntary termination costs associated with the 122 employees terminated as a result of the plant closing. Production at the Furman facility ceased on October 21, 2001 and the Company is in the process of liquidating the assets associated with this facility. The Company expects to complete the sale of these assets in fiscal year 2003.

                               CORPORATE DIRECTORY

              OPERATING COMPANY OF DELTA WOODSIDE INDUSTRIES, INC.
                                   DELTA MILLS
                                  P.O. Box 6126
                               100 Augusta Street
                              Greenville, SC 29606

BOARD OF DIRECTORS                                      CORPORATE OFFICERS

C.C. GUY     (1)(2)                                     William F. Garrett
Retired businessman                                     President and Chief Executive Officer

WILLIAM F. GARRETT                                      William H. Hardman, Jr.
President and Chief Executive Officer                   Vice President, Chief Financial Officer,
Delta Woodside Industries, Inc.                         Secretary and Treasurer

DR. JAMES F. KANE     (1)(2)                            Donald C. Walker
Dean Emeritus, College of Business                      Vice President, Controller and Assistant Secretary
University of South Carolina

DR. MAX LENNON     (1)(2)(3)
President, Education Research Consortium

E. ERWIN MADDREY, II     (3)                            FORM 10-K
President, Maddrey & Associates                         Upon written request, the Company will furnish
(Investment and Consulting)                             without charge to any Delta Woodside Shareholder
                                                        a copy of the Company's Annual Report on Form
BUCK A. MICKEL     (2)(3)                               10-K for the fiscal year ended June 29, 2002
Vice President and Director, Micco Corporation          including financial statements and schedules, but
(Real estate and business investments)                  excluding exhibits.  Requests should be directed to:

                                                                   William H. Hardman, Jr.
                                                                   Vice President, Chief Financial Officer,
                                                                   Secretary and Treasurer
(1)  Member Audit Committee                                        P.O. Box 6126
(2)  Member Compensation Committee                                 100 Augusta Street
(3)  Member Governance Committee                                   Greenville, SC  29606

    ANNUAL MEETING                                          DELTA WOODSIDE INDUSTRIES, INC.
    The Annual Meeting of Shareholders of                   (864) 255-4122
    Delta Woodside Industries, Inc. will be                 P.O. Box 6126
    held on Thursday, November 7, 2002, at                  100 Augusta Street
    11:00 a.m., at the Union League Club,                   Greenville, SC  29606
    Mary Murray Room, 38 East 37th Street,
    New York, NY
