Form 10-K, Exhibit 13
period 2003-06-28
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 2003-09-26
CIK 806624

[DELTA WOODSIDE INDUSTRIES, INC. LOGO OMITTED] 2003 ANNUAL REPORT

             TABLE OF CONTENTS                         PAGE NUMBER
             -----------------                         -----------
Common Stock Market Prices and Dividends               Inside Front Cover
Selected Financial Data                                Page 1
Letter to Shareholders                                 Page 2
Management's Discussion and Analysis                   Page 3
Report of KPMG LLP                                     Page 17
Consolidated Financial Statements                      Page 18
Corporate Directory                                    Inside Back Cover

COMMON STOCK MARKET PRICES AND DIVIDENDS
The Common Stock of the Company is listed on the New York Stock Exchange under the symbol DLW. The stock transfer agent for Delta Woodside Industries, Inc. is Wachovia Bank, National Association, Corporate Trust Operations NC 1153, 1525 West W.T. Harris Blvd - 3C3, Charlotte, North Carolina 28288 - 1153.

The following table presents a two-year history of the high and low stock sales prices for the Common Stock, as reported by the New York Stock Exchange composite tape after giving effect to the 4:1 reverse stock split effective February 5, 2002.

FISCAL QUARTERS:                    2003            2003             2002             2002
                                    High            Low              High             Low
                                    ----            ---              ----             ---
First Quarter                     $3.7300          $1.7500          $4.0400         $3.0400
Second Quarter                     5.4800           2.8600           4.2800          3.2000
Third Quarter                      5.0900           3.2200           3.6000          1.6500
Fourth Quarter                     3.5300           2.8100           2.5500          1.7000

Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2003, 2002 and 2001 each consisted of 52 weeks.

As of September 17, 2003 there were approximately 1,779 holders of record of the Company's Common Stock.

Dividend payments depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. During the first quarter of fiscal 2000, the Company suspended payments of dividends. The Company does not currently plan to pay dividends in the foreseeable future. For a description of the loan covenant restrictions that limit the payment of dividends by the Company, and the transfer of funds to the Company by its subsidiaries, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Liquidity and Sources of Capital".


SELECTED FINANCIAL DATA
IN THOUSANDS EXCEPT PER SHARE DATA

OPERATING DATA:                                            2003        2002        2001         2000         1999
                                                           ----        ----        ----         ----         ----
NET SALES                                                  $177,193    $174,673    $212,960     $249,115     $314,455

GROSS PROFIT                                                 16,959       9,406      16,184       33,548       56,711

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                 11,370      11,576      14,544       17,950       19,939

IMPAIRMENT AND RESTRUCTURING EXPENSES                           398       8,683

OTHER INCOME                                                    582         480         274          475          126

OPERATING INCOME (LOSS)                                       5,773     (10,373)      1,914       16,073       36,898

INTEREST EXPENSE, NET                                         5,275       8,762      10,491       16,094       19,462

GAIN ON EXTINGUISHMENT OF DEBT                                3,643      16,072       2,458        7,414

INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                         4,141      (3,063)     (6,119)       7,393       17,436

INCOME TAX EXPENSE (BENEFIT)                                  8,757        (958)     (2,198)      (6,877)         202

INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS (NET OF TAXES)                                                                        7,371      (56,629)

NET INCOME (LOSS)                                            (4,616)     (2,105)     (3,921)      21,641      (39,395)

BALANCE SHEET DATA:
LONG-TERM DEBT                                               31,941      47,819      83,815      115,078      150,158
TOTAL DEBT                                                   56,797      59,184      83,815      115,078      158,546
SHAREHOLDERS' EQUITY                                         70,806      75,246      77,218       80,905      133,980
TOTAL ASSETS                                                162,070     165,880     190,516      237,846      346,251

COMMON STOCK DATA (PER SHARE):
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
                 CONTINUING OPERATIONS                        (0.79)      (0.36)      (0.66)        2.41         2.85
                 DISCONTINUED OPERATIONS                                                            1.25        (9.38)
                 NET EARNINGS (LOSS)                          (0.79)      (0.36)      (0.66)        3.66        (6.53)

DIVIDENDS PER SHARE                                                                                              0.40

WEIGHTED AVERAGE SHARES OUTSTANDING                           5,862       5,831       5,959        5,913        6,037

ENDING SHARES OUTSTANDING                                     5,862       5,829       5,809        6,000        5,948

The amounts presented for periods prior to fiscal 2000 have been restated to conform to the fiscal 2000 presentation of discontinued operations. The Delta Apparel Company division, the Duck Head Apparel Company division, the Stevcoknit Fabrics division and the Nautilus International division are presented above as part of discontinued operations. All share and per share information has been restated to reflect the 4:1 reverse stock split which was effective February 5, 2002. Certain prior year amounts have been reclassified to conform to the fiscal 2003 presentation that reflects the Company's adoption of SFAS 145 pertaining to the treatment of gain on retirement of debt. These reclassifications did not effect net income (loss) or shareholders' equity.

TO OUR FELLOW SHAREHOLDERS

To Our Shareholders:

During the past year, our company has continued to suffer from the impact of a general economic downturn, a high level of over-capacity in the textile industry, and last but certainly not least, the pressure from foreign imports. Consequently, our sales revenue was approximately the same as last year. However, through our cost reduction efforts and lower raw material costs, we reported a substantial improvement in pre-tax earnings in Fiscal Year 2003.

In fiscal 2003, several factors contributed to our improved pre-tax earnings. As we closed our Catawba yarn facility, we started a program to outsource yarn at a substantial savings. We successfully captured most of our planned cost reductions identified for Fiscal Year 2003. In the fourth quarter, we successfully completed a Dutch Auction to buy back approximately $13.0 million in long-term debt and replaced it with approximately $10.0 million of short-term revolver debt at a substantially lower rate of interest. Finally, we continued our capital improvement program at our cotton finishing facility.

Subsequent to the end of fiscal 2003 and subsequent to our August 19, 2003 earnings press release, we experienced an unexpected deterioration of business conditions that we believe will result in a pretax loss in the first quarter of fiscal 2004. Because of the addition of this recent deterioration in business conditions to previously existing risks and uncertainties, we are uncertain as to whether the Company will be able to fully utilize its net deferred tax assets before they expire. Consequently, we recorded a full, non-cash valuation allowance of $7.2 million at June 28, 2003, resulting in a net loss for fiscal 2003 of approximately $4.6 million instead of the approximately $2.6 million net income reported in the August 19, 2003 earnings press release.

In fiscal 2004, we recognize that we must continue our effort to become globally competitive in 2005 and beyond. Some items are under our control. We will continue to focus on inventory control, product innovation, cost-containment, improved product mix and the modernization of our Delta 3 finishing facility. We have engaged a manufacturing consulting company to develop a program for improved quality and yield at our Delta 3 finishing facility. Everything that is required to accomplish these initiatives is in place and available today. However, we cannot control unfair trade practices that we believe are at work in our industry. We will, therefore continue to monitor foreign trade legislation and appeal to our government officials to enforce current legislation and install a new trade policy that creates a level playing field. Our long-term success will hinge on our government and our industry recognizing and investing in making this a reality. I want everybody involved with our company, whether employee, supplier, customer, lender or investor to know we have this vision and we are consumed in the effort to try to make this happen successfully.


                                 /s/ William F. Garrett
                                 William F. Garrett
                                 President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Delta Woodside, through its Delta Mills operating division, sells a broad range of finished apparel fabrics primarily to branded apparel manufacturers and resellers, including Levi Strauss, Haggar Corp., the Wrangler(R)and Lee(R)labels of V.F. Corporation, Liz Claiborne, Inc., and private label apparel manufacturers for J.C. Penney Company, Inc., Sears Roebuck & Co., Wal-Mart Stores, Inc., and other retailers. Delta Mills also sells camouflage fabric and other fabrics used in apparel sold to the United States Department of Defense. Delta Mills represents the only business segment of the Company.

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

The forward-looking statements in this Annual Report are based on the Company's expectations and are subject to a number of business risks and uncertainties, any of which could cause actual results to differ materially from those set forth in or implied by the forward looking statements. These risks and uncertainties include, among others, changes in the retail demand for apparel products, the cost of raw materials, competitive conditions in the apparel and textile industries, the relative strength of the United States dollar as against other currencies, changes in United States and international trade regulations, including without limitation the expected end of quotas on textile and apparel products among WTO member states in 2005, and the discovery of unknown conditions (such as with respect to environmental matters and similar items). The Company does not undertake publicly to update or revise the forward-looking statements even if it becomes clear that any projected results will not be realized.


The foregoing letter to shareholders is incorporated herein by reference.


The Company expects to face significant change in global competition in 2005 as a result of the impact of multilateral agreements intended to liberalize global trade. The World Trade Organization ("WTO") is overseeing the phase-out of textile and apparel quotas over a 10-year period ending 2004. Tariffs on textile/apparel products are being reduced (but not eliminated) over the same 10-year period. In addition, China's admission to the WTO will have a significant impact on global textile and apparel trade. By gaining admission to the WTO, China is able to take advantage of the elimination of quota limitations on access to the U.S. market, and there could be a significant negative impact on the North American textile industry. With the arrival of 2005 and the elimination of quotas for WTO members, certain countries, most particularly but not limited to China, may have cost advantages compared to the Company. Accordingly, the Company believes it must fully utilize other competitive advantages it believes it has compared to Asian competitors. Among the advantages of the Company are its well-established relationships with its customers, its ability to respond quickly to its customers' needs as well as the logistic advantages associated with its manufacturing being located in North America. However, there can be no assurance that these advantages will allow the Company to successfully compete with foreign textile producers.

During the year ended June 28, 2003, the Company announced the closing of its Catawba Plant, a yarn manufacturing facility located in Maiden, North Carolina. The equipment run-out schedule was completed in April 2003 and the Company is in the process of liquidating the assets associated with this facility. The Company has replaced the production from this facility with purchased yarn from outside sources.

During the year ended June 29, 2002, the Company announced the closing of its Furman Plant, a weaving facility located in Fountain Inn, South Carolina. The equipment run-out schedule was completed in October 2001, and the Company is in the process of either liquidating or transferring the assets associated with this facility. The Company transferred the production for the closed facility to other weaving facilities in the Company to better utilize the remaining equipment.

SUBSEQUENT EVENT

Subsequent to the Company's earnings press release dated August 19, 2003, the Company experienced a deterioration of business conditions which management believes will result in a pretax loss in its first fiscal quarter of 2004. Because of the addition of this recent deterioration in business conditions to previously existing risks and uncertainties, management determined it to be appropriate to reassess the evidence supporting its belief that it is more likely than not that the Company will be able to realize the benefits of its net deferred tax assets. As a result of this reassessment, management has determined that the balance of positive and negative evidence does not support that belief at the date of this report and that the Company should record a valuation allowance for its entire net deferred tax assets.

Statement on Accounting Standards (SAS) No. 1 requires that a company's financial statements be adjusted for any changes in estimates resulting from additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. SAS No. 1 requires that all information that becomes available prior to the filing of a company's financial statements should be used by management in its evaluation of the conditions on which such estimates were based, even if this information becomes available following a company's public announcement of earnings. Consequently, pursuant to the requirements of SAS No. 1, the Company determined that the adjustments should be recorded in the fourth quarter of 2003 rather than in the first quarter of 2004. Accordingly, compared to the Company's earnings press release dated August 19, 2003 the financial statements now reflect an increase in the valuation allowance for the net deferred tax assets of $7.2 million and reflect an increase in income tax expense for fiscal 2003 of $7.2 million.

RESULTS OF OPERATIONS
FISCAL 2003 VERSUS FISCAL 2002

Net Sales. Consolidated net sales for the year ended June 28, 2003 totaled $177.2 million, as compared to $174.7 million for the year ended June 29, 2002, an increase of 1.4%. Unit sales were approximately the same for each year. The increase in sales for fiscal year 2003 was principally due to an increase of 2.2 % in average sales price as a result of a change in product mix. At the end of fiscal year 2003, there were approximately $6.0 million in sales order deferments that remained in finished inventory, accounting for the majority of the $11.4 million inventory increase over fiscal year 2002. Management believes that these deferments represent sales that will occur in future quarters but could negatively effect capacity utilization in the process.

Gross Profit. Consolidated gross profit margin as a percent of sales for the year ended June 28, 2003 was 9.6%, as compared to 5.4% for the year ended June 29, 2002. The majority of the gross profit improvement was due to lower cotton raw material cost. Also contributing to the gross profit increase was reduced manufacturing cost as a result of the cost reduction program put in place at the beginning of fiscal year 2003. These cost reductions were somewhat offset by disruption costs associated with the modernization of the Estes cotton weaving facility and continued downward pressure on sales prices caused by cotton garment manufacturers expanding their supplier base to gain more competitive prices.

Selling, General and Administrative Expenses. For the year ended June 28, 2003, selling, general and administrative expenses were $11.4 million, as compared to $11.6 million during the year ended June 29, 2002, a decrease of $0.2 million or 1.8%. Expenses in this category were 6.4% of net sales in fiscal 2003 as compared to 6.6% in fiscal 2002. The decrease was due primarily to a reduction in compensation expense that was somewhat offset by increases in insurance, legal and other fixed costs.

Impairment and Restructuring Expenses. During the year ended June 28, 2003, the Company incurred restructuring expenses of $0.4 million related to the closing of its Catawba plant, a yarn manufacturing facility in Maiden, NC. During the year ended June 29, 2002, the Company incurred impairment and restructuring expenses of $8.7 million related to the closing of its Furman plant, a weaving only facility in Fountain Inn, SC. The net book value of the closed facilities is presented as assets held for sale on the consolidated balance sheet as of June 28, 2003.

Other Income: Other income was $0.6 million for fiscal year 2003, primarily from gains on equipment sales that occurred in the first quarter. In fiscal year 2002, other income was $0.5 million, primarily from gains on equipment sales that occurred in the fourth quarter.

Operating Profit (Loss). Operating profit for the year ended June 28, 2003 was $5.8 million, as compared to an operating loss of $10.4 million for the year ended June 29, 2002. The $16.2 million improvement in operating earnings was principally the result of a $7.6 million improvement in gross profit and a reduction of $8.3 million in impairment and restructuring expenses. Gross profit and impairment and restructuring expenses are discussed above.

Net Interest Expense. For the year ended June 28, 2003, net interest expense was $5.3 million, as compared to $8.8 million for the year ended June 29, 2002. The decrease in net interest expense was principally due to the purchase of a portion of the Company's Delta Mills Inc. subsidiary's 9.625% Senior Notes and was somewhat offset by an increase in revolver debt at a substantially lower rate of interest. Interest expense for fiscal year 2003 also reflected $0.4 million of capitalized interest, as a result of the Company's 2003 capital expenditures.

Gain on Extinguishment of Debt. During fiscal 2003, the Company's Delta Mills, Inc. subsidiary purchased $15.9 million face amount of its 9.625% Senior Notes for $11.9 million, in addition to expenses of approximately $0.2 million. The Company recognized a gain of $3.6 million after the write-off of deferred loan costs of $0.2 million. During fiscal 2002, the Company's Delta Mills, Inc. subsidiary purchased $36.0 million face amount of its 9.625% Senior Notes for $19.4 million. The Company recognized a gain of $16.1 million after the write-off of deferred loan costs of $0.5 million.

Taxes. The effective tax rate for fiscal year 2003 was 211.5% resulting in a tax expense of $8.8 million. This compares to an effective tax rate of 31.3% for fiscal year 2002 that resulted in a tax benefit of $1.0 million. The increase in the tax rate was principally due to the increase in the valuation allowance of $7,199,000 in fiscal 2003 as compared to $156,000 in fiscal year 2002. At June 28, 2003, the Company had regular tax loss carryforwards of approximately $29 million for federal purposes and $7 million for state purposes. The Federal tax loss carryforwards expire at various intervals from 2013 to 2021,while the state tax loss carryforwards expire at various intervals beginning in fiscal year 2003. At June 28, 2003, the Company's gross deferred tax assets were reduced by a valuation allowance of $7,254,000, $55,000 due to expiring tax credits and $7,199,000 due to factors described in "Subsequent Events" above.

Net Loss. Net loss for the year ended June 28, 2003 was $4.6 million or $0.79 per common share, as compared to a loss of $2.1 million or $0.36 per common share for the year ended June 29, 2002. The $2.5 million or $0.43 per common share increase in net loss was primarily due to the pretax, year-to-year changes in each of the following: $7.6 million improvement in gross profit, $8.3 million reduction in impairment and restructuring expenses, and a $3.5 million reduction in net interest expense. These items were more than offset by the effect of a $12.4 million reduction in the gain on extinguishment of debt and the $7.2 million increase in the deferred tax valuation allowance. Each of these items is discussed above.

Order Backlog. The Company's order backlog at June 28, 2003 was $55.5 million, an increase of $7.7 million from the $47.8 million order backlog at June 29, 2002. The majority of this increase was in the uniform fabrics used in apparel sold to the United States Department of Defense. However, because over the last several years many of the Company's customers have shortened lead times for delivery requirements, and the apparel market continues to be soft, management believes that the order backlog at any given point in time may not be an indication of future sales.

Adoption of Accounting Standards. In August of 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets, which assets result from the acquisition, construction, development and or normal use of the assets. The enterprise also is to record a corresponding increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement costs) and to depreciate that cost over the life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. This statement was effective for fiscal years beginning after June 15, 2002. The adoption of this standard has not materially impacted the Company.

On October 3, 2001 the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and provide a single accounting model for long-lived assets to be disposed of. The Company adopted the Statement in fiscal 2003. The adoption of this standard has not materially impacted the Company.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, Statement No. 145, through the rescission of Statement No. 4, no longer requires extraordinary item treatment for gains and losses from the extinguishment of debt, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria established in APB 30. The Statement was effective for fiscal years beginning after May 15, 2002 and requires the reclassification of prior period items that do not meet the extraordinary item classification criteria in APB 30. Upon adoption, the Company reclassified all extraordinary gains recognized for the early extinguishment of debt as a component of income (loss)before income taxes for all financial statement periods presented.

In July 2002, the FASB issued Statement No. 146, "Accounting for Obligations Associated with Disposal Activities". Statement No. 146 addresses financial reporting and accounting for costs associated with exit or disposal activities. It nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring.)" Statement 146 requires that a liability be recognized for such costs only when the liability is incurred, which is in contrast to EITF No. 94-3, which requires the recognition of a liability upon the commitment to an exit plan. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of Statement No. 146 has not had a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure", an amendment of FASB Statement No.
123. This Statement amends SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock based employee compensation. In addition, this Statement amends the disclosure requirement of SFAS 123 to require prominent disclosures in both annual and interim financial statements. The disclosure modifications are included in the notes to these consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" ("FIN 45"). This Interpretation elaborates on the disclosures to be made by a guarantor about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual reporting periods after December 31, 2002. The Company adopted this Interpretation with no material impact to its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation and sets forth additional disclosures about such interests. FIN 46 is effective for the Company's 2004 fiscal year. The adoption of FIN 46 is not expected to have a material effect on the Company's consolidated financial statements.


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

Gross Profit. Consolidated gross profit margin as a percent of net sales for the year ended June 29, 2002 was 5.4%, as compared to 7.6% for the year ended June 30, 2001. The gross profit decline occurred during the first three quarters of the year as sales declined. This resulted in decreased running schedules in order to control inventory and conserve cash. The decreased running schedules resulted in increased costs associated with under absorbed manufacturing costs. This trend was reversed in the fourth quarter of fiscal 2002. Also contributing to the gross profit decline was downward pressure on sales prices caused by cotton garment manufacturers expanding their supplier base to gain more competitive prices and by increased import pressure on synthetic products.

Selling, General and Administrative Expenses. During the year ended June 29, 2002, selling, general and administrative expenses were $11.6 million, as compared to $14.5 million during the year ended June 30, 2001, a decrease of $2.9 million or 20.4%. Expenses in this category were 6.6% of net sales in fiscal 2002 as compared to 6.8% in fiscal 2001. The decrease was due to a reduction in compensation expense and overall lower expenses in relation to lower sales volume.

Impairment and Restructuring Expenses. During the year ended June 29, 2002, the Company incurred impairment and restructuring expenses of $8.7 million related to the closing of its Furman plant, a weaving facility in Fountain Inn, SC. There were no impairment or restructuring charges in fiscal 2001.

Operating Profit (Loss). The operating loss for the year ended June 29, 2002 was $10.4 million, as compared to operating profit of $1.9 million for the year ended June 30, 2001. In addition to the decline in gross profit that was somewhat offset by lower selling, general and administrative expenses, operating profit for fiscal 2002 included an $8.7 million impairment and restructuring charge that occurred in the first quarter of the fiscal year as a result of closing the Furman plant.

Net Interest Expense. For the year ended June 29, 2002, net interest expense was $8.8 million, as compared to $10.5 million for the year ended June 30, 2001. The decrease in net interest expense resulted from the extinguishment of $36.0 million principal amount of debt related to the purchase of a portion of the Company's Delta Mills Inc. subsidiary's 9.625% Senior Notes.

Gain on Extinguishment of Debt. During fiscal 2002, the Company's Delta Mills, Inc. subsidiary purchased $36.0 million face amount of its 9.625% Senior Notes for $19.4 million. The Company recognized a gain of $16.1 million after the write-off of deferred loan costs of $0.5 million. During fiscal 2001, the Company's Delta Mills, Inc. subsidiary purchased $31.3 million face amount of its 9.625% Senior Notes for $28.0 million. The Company recognized a gain of $2.5 million after the write-off of deferred loan costs of $0.8 million.

Taxes. The effective tax rate was 31.3% for the year ended June 29, 2002, as compared to 35.9% for the year ended June 30, 2001. At June 29, 2002, the Company had regular tax loss carry forwards of $35 million for federal purposes and $10 million for state purposes. The Federal tax loss carry forwards expire at various intervals from 2013 to 2021,while the state tax loss carry forwards expire at various intervals beginning in 2003. At June 29, 2002, the Company's gross deferred tax assets were reduced by a valuation allowance of $156,000 due to expiring tax credits.

Net Loss. The net loss for the year ended June 29, 2002 was $2.1 million or $0.36 per common share, as compared to a net loss of $3.9 million or $0.66 per common share for the year ended June 30, 2001. For fiscal year 2002, the loss included an impairment and restructuring charge of approximately $5.5 million on an after tax basis. There were no impairment and restructuring charges recognized in the previous fiscal year.

Order Backlog. The Company's order backlog at June 29, 2002 was $47.8 million, a slight increase from the $47.2 million order backlog at June 30, 2001.

LIQUIDITY AND SOURCES OF CAPITAL

The Company generated $4.5 million of cash from operations in fiscal 2003. This included a change in operating assets and liabilities that resulted in a $5.9 million use of cash due to an increase in inventory of $11.4 million and a decrease in accounts receivable of $5.5 million. The increase in inventory was primarily due to customer sales deferments that occurred at the end of the fourth quarter as well as the acceleration of cotton raw material purchases that took place during the fourth quarter in order to minimize the future impact of increasing cotton prices. During fiscal year 2003, the Company used $6.4 million to fund capital expenditures and received $0.8 million in proceeds from excess equipment sales. The Company increased borrowings on the revolving credit facility by $13.5 million. The Company used $11.9 million in borrowings from its revolving credit facility to purchase a portion of the Company's 9.625% Senior Notes and $1.6 million to fund a portion of its capital expenditures.

During fiscal year 2002, the Company used $48,000 for operating cash flow, $6.1 million for capital expenditures net of $0.4 million proceeds from equipment sales and used $8.1 million from financing activities. During fiscal year 2002, the Company used $11.4 million in borrowings from its revolving credit facility to purchase a portion of the Company's 9.625% Senior Notes for $19.4 million.

During fiscal year 2001, the Company generated $27.6 million from operations and used $3.5 million for capital expenditures net of proceeds of $0.5 million from equipment sales and net of $1.2 million from certain certificates of deposits that matured during the fiscal year. Financing activities during fiscal year 2001 resulted in the use of $29.0 million primarily for the purchase of a portion of the Company's 9.625% Senior Notes.

On August 25, 1997, a subsidiary of the Company, Delta Mills, Inc. ("Delta Mills"), issued $150 million of unsecured ten-year Senior Notes at an interest rate of 9.625%. These notes will mature in August 2007. At June 28, 2003, the outstanding balance of the notes was $31,941,000, a decrease of $15,878,000 from the balance of $47,819,000 at June 29, 2002.

During the year ended June 28, 2003, Delta Mills acquired for $12,060,000, including expenses of approximately $172,000, a portion of its 9.625% Senior Notes. The aggregate principal face amount of the acquired Senior Notes was $15,878,000. The future annual reduction in the Company's interest expense because of this Senior Note repurchase will be approximately $1,179,725, net of variable rate revolver interest on the portion of the revolver balance attributable to the note repurchase. At June 28, 2003, the interest rate on the revolver was 2.932%

On March 20, 2003, Delta Mills' $50 million credit facility with GMAC was amended. The facility remains a $50 million committed revolving credit facility. Among other things, the amendment removed a minimum availability requirement of $12.5 million, added financial covenants for a maximum leverage ratio and a minimum fixed charge coverage ratio and extended the term of the facility until March of 2007. The amended credit facility also includes GMAC's consent to the sale of Delta Mills' Catawba Plant, the closing of which was announced March 5, 2003, and allows Delta Mills to exclude from the calculation of EBITDA (for purposes of financial covenant ratios) the restructuring charge associated with the closing of the Catawba Plant. Borrowings under this credit facility are based on eligible accounts receivable and inventory of Delta Mills. The facility is secured by the accounts receivable, inventory and capital stock of Delta Mills. The interest rate on the credit facility was 2.932% at June 28, 2003 and is based on a spread over either LIBOR or a base rate. Borrowings under this facility were $24.9 million and $11.4 million as of June 28, 2003 and June 29, 2002, respectively. As of June 28, 2003, the revolver availability was approximately $24 million and Delta Mills was in compliance with all covenants. There is a substantial likelihood that Delta Mills will not be in compliance with the financial covenants of the credit agreement at the end of the first quarter of fiscal 2004. As a precaution, Delta Mills has already obtained a waiver of compliance with these covenants from GMAC for the first quarter of fiscal 2004. Management believes the availability under Delta Mills' credit facility is adequate for the foreseeable future.

The Delta Mills' credit facility contains restrictive covenants that restrict additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills, Inc. stock is permitted if there is no event of default and there is at least $1 of availability under the facility. At June 28, 2003, under the most restrictive of these covenants, no dividends were available for distribution by Delta Mills to Delta Woodside. The indenture pertaining to the Company's 9.625% Senior Notes contains restrictive covenants that restrict additional indebtedness, dividends, and investments by the Company and its subsidiaries. The payment of dividends with respect to Delta Mills, Inc. stock is permitted if there is no event of default under the indenture and after payment of the dividend, the Company could incur at least $1 of additional indebtedness under a fixed coverage ratio. Dividends are also capped based on cumulative net income and proceeds from the issuance of securities and liquidation of certain investments. Delta Mills may loan funds to the Company if there is no event of default and a fixed charge coverage ratio test is satisfied. During the year ended June 28, 2003 and the year ended June 29, 2002, Delta Mills did not pay any dividends to Delta Woodside. During the year ended June 30, 2001, Delta Mills paid $2.9 million of dividends to Delta Woodside.

Delta Mills assigns a substantial portion of its trade accounts receivable to GMAC Commercial Finance LLC (the Factor) under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the Factor prior to shipment of goods, up to a maximum for each individual account. The assigned trade accounts receivable are recorded on Delta Mills' books at full value and represent amounts due Delta Mills from the Factor. There are no advances from the Factor against the assigned receivables. All factoring fees are recorded on Delta Mills' books as incurred as a part of selling, general and administrative expense.

On December 13, 1999, the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 1,250,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. During fiscal 2003, 2002 and 2001, the Company purchased approximately 100, 12,512 and 230,000 shares at a cost of approximately $341, $44,000 and $1,023,000, respectively.

On November 6, 2002, the Company announced that it had started a major capital project to modernize its Delta 3 cotton finishing plant in Wallace, SC. The Company completed the first phase of this project in June of 2003. During fiscal years 2004 and 2005, the Company plans additional capital expenditures for this project to make the finishing facility better prepared for growth and improved product quality. The cost of this project makes up the majority of the approximately $6.4 million in capital expenditures for fiscal year 2003 and the majority of the approximately $7.0 to $8.0 million planned for capital expenditures in each of fiscal years 2004 and 2005.

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 28, 2003 minimum payments under these contracts with non-cancelable contract terms were $8.1 million.

During 1998, the Company received notices from the State of North Carolina asserting deficiencies in state corporate income and franchise taxes for the
Company's 1994 - 1997 tax years. The total assessment proposed by the State amounts to $1.5 million, which includes interest and penalties. The assessment was delayed pending an administrative review of the case by the State. In October 2002, the State proposed a settlement in which the Company would have paid approximately 90% of the assessed amount plus a portion of certain penalties for the Company's tax years 1994 - 2000. The Company rejected this offer and continued with its appeal due to management's belief that the State's legal position is in conflict with established principles of federal constitutional law. The Company believes that its reserves for any likely settlement are adequate and any payment in settlement of this matter will not result in a material impact on the Company's results of operations.

The Company believes that the cash flow generated by its operations and funds available under Delta Mills' credit facility should be sufficient to service its debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures for the next twelve months.

Commitments. As of June 28, 2003, the Company had contractual obligations in the form of leases, cotton commitments, and debt as follows (in thousands):

                           Payments Due by Fiscal Year

          Contractual Obligations               2004       2005      2006        2007        2008       Thereafter       Total
                                              ---------- --------- ---------- ----------- --------------------------- ------------

Cotton Commitments                               $8,051                                                                    $8,051
Non-Cancelable Operating Leases                     433       203          8           4            2                         650
Revolving Credit Facility                                                         24,856                                   24,856
Long-Term Debt                                                                                 31,941                      31,941
                                              ---------- --------- ---------- ----------- ------------ -------------- ------------
Total                                            $8,484      $203         $8     $24,860      $31,943                     $65,498
                                              ========== ========= ========== =========== ============ ============== ============

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially result in materially different results under different assumptions and conditions.

Impairment of Long - Lived Assets: In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Prior to June 30, 2002, the impairment of long-lived assets was accounted for in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Income Taxes: The Company accounts for income taxes under the asset and liability method in accordance with Financial Accounting Standard 109, Accounting for Income Taxes ("SFAS 109"). The Company recognizes deferred income taxes, net of valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. As of June 28, 2003 and June 29, 2002, the Company had approximately $0 and $8.4 million, respectively, in deferred tax assets, net of valuation allowances.

The Company evaluates on a regular basis the realizability of its deferred tax assets for each taxable jurisdiction. In making this assessment, management considers whether it is more likely than not that some portion or all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in making this assessment. Positive evidence supporting the realizability of the Company's deferred tax assets includes improved operating results in fiscal 2003 and the longer term periods over which net operating loss carryforwards expire. The Company's pre-tax operating losses in fiscal 2002 and fiscal 2001 represent negative evidence, which is difficult to overcome under SFAS 109, with respect to the realizability of the Company's deferred tax assets. Anticipated losses in the first quarter of fiscal 2004 constitute further negative evidence.

To fully realize the deferred tax assets for net operating losses, the Company will need to generate future taxable income of approximately $29,000,000 in the United States. The Company's federal net operating loss carryforwards generally expire in varying intervals from 2013 to 2021, while state loss carryforwards expire at various intervals beginning in fiscal 2004. At June 28, 2003, the Company's gross deferred tax assets were reduced by a valuation allowance of $55,000 due to expiring tax credits. Management currently believes that it is more likely than not that the Company will be unable to fully utilize its net deferred tax assets before they expire. Therefore, SFAS 109 requires the Company to record a full valuation allowance for its net deferred tax assets. Accordingly, the Company recorded an increase in the valuation allowance of $7,199,000 at June 28, 2003. This reduced the Company's total assets, increased its income tax expense, and reduced its net income by $7,199,000.



ENVIRONMENTAL MATTERS

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 Finishing Plants, have experienced high nitrate levels at the spray field for these plants. The Company is working with the South Carolina Department of Health and Environmental Control ("DHEC") to address this issue. In addressing this issue in the manner and within the time frame required by DHEC, a report was submitted in June 2001 to DHEC detailing four options for dealing with this groundwater situation. At the date of this filing, DHEC has still not responded to the Company's proposal. Although there is no assurance that the Company will be successful and it could face administrative penalties if it is not, the Company does not currently believe that this matter would have a material adverse impact on the Company's financial position.

On June 30, 2000, the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site. Because of these studies, one-half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $308,000 remains in this escrow account. The Company believes that this balance is adequate to cover any remaining expenses related to this matter. The Company recorded the sale net of estimated costs to remediate the property.

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

At the North Carolina site, the Selling Corporation is listed as a "de Minimis" party, and at the South Carolina site, the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The Company believes that the Selling Corporation's share of the liabilities at either of these sites will be immaterial. At the Mississippi site, the PRP group completed the surface removal action and investigated soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, estimates of costs to clean-up the site were $4 million, and could be higher. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, was found in the site's groundwater and at nearby drinking water wells. The EPA referred the site to the Mississippi Department of Environmental Quality ("MDEQ") in 1996. In August of 2001, MDEQ indicated to a third party that it was still considering action at the site, and, as of January 9, 2003, MDEQ was seeking additional documentation from the EPA.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk Sensitivity

As a part of the Company's business of converting fiber to finished fabric, the Company makes raw cotton purchase commitments and then fixes prices with cotton merchants who buy from producers and sell to textile manufacturers. Under these contracts, nonperformance by either the buyer or the seller may result in net cash settlement of the difference between the current market price of cotton and the contract price. The Company has not utilized the net settlement provision in the past, and does not anticipate using it in the future. The Company may seek to fix prices up to 18 months in advance of delivery. Daily price fluctuations are minimal, yet long-term trends in price movement can result in unfavorable pricing of cotton for the Company. In recent months, the price of cotton has trended upward, and the Company has increased its cotton inventory in order to obtain its cotton at a lower price. Before fixing prices, the Company looks at supply and demand fundamentals, recent price trends and other factors that affect cotton prices. The Company also reviews the backlog of orders from customers as well as the level of fixed price cotton commitments in the industry in general. At June 28, 2003, a 10% decline in the market price of the cotton covered by the Company's fixed price contracts would have a negative impact of approximately $0.8 million on the value of the contracts. At the end of fiscal 2002, a 10% decline in the market price of the Company's fixed price contracts would have had a negative impact of approximately $1.5 million on the value of the contracts. The decline in the potential negative impact from 2002 to 2003 is due principally to current cotton commitments being at significantly lower average prices than in fiscal 2002.

Interest Rate Sensitivity

The $50 million secured four-year revolving credit facility expiring in 2007 is sensitive to changes in interest rates. Interest is based on a spread over LIBOR or a base rate. An interest rate increase would have a negative impact to the extent the Company borrows against the revolving credit facility. The impact would be dependent on the level of borrowings incurred. As of June 28, 2003, an increase in the interest rate of 1% would have a negative impact of approximately $249,000. As of June 29, 2002, an increase in the interest rate of 1% would have had a negative impact of approximately $114,000. The increase in the negative impact is due to the increased borrowings under the revolving credit facility in fiscal 2003.

An interest rate change would not impact the Company's cash flows on the fixed rate ten-year Senior Notes.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
DELTA WOODSIDE INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. and subsidiaries as of June 28, 2003 and June 29, 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 28, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. and subsidiaries at June 28, 2003 and June 29, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, on June 30, 2002, the Company adopted Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections".


                                 /s/ KPMG LLP


Greenville, South Carolina
July 25, 2003

CONSOLIDATED BALANCE SHEETS
Delta Woodside Industries, Inc.

ASSETS                                                                                   June 28, 2003          June 29, 2002
                                                                                        -----------------     ------------------
CURRENT ASSETS
  Cash and cash equivalents                                                                     $781,000               $314,000
  Accounts receivable:
     Factor                                                                                   44,628,000             49,980,000
     Less allowances for returns                                                                 180,000                 32,000
                                                                                        -----------------     ------------------
                                                                                              44,448,000             49,948,000
  Inventories
     Finished goods                                                                            7,711,000              7,085,000
     Work in process                                                                          25,765,000             19,878,000
     Raw materials and supplies                                                               10,659,000              5,784,000
                                                                                        -----------------     ------------------
                                                                                              44,135,000             32,747,000

  Deferred income taxes                                                                          955,000              1,895,000
  Prepaid expenses and other current assets                                                      519,000                 19,000
                                                                                        -----------------     ------------------
                                TOTAL CURRENT ASSETS                                          90,838,000             84,923,000
                                                                                        -----------------     ------------------

ASSETS HELD FOR SALE                                                                           3,948,000              3,141,000

PROPERTY, PLANT AND EQUIPMENT, at cost
     Land and land improvements                                                                1,587,000              1,702,000
     Buildings                                                                                30,943,000             32,171,000
     Machinery and equipment                                                                 109,624,000            114,070,000
     Furniture, fixtures and office equipment                                                  9,789,000              9,599,000
     Leasehold improvements                                                                    1,030,000              1,030,000
     Construction in progress                                                                  4,427,000              1,025,000
                                                                                        -----------------     ------------------
                                                                                             157,400,000            159,597,000
     Less accumulated depreciation and amortization                                           90,619,000             89,096,000
                                                                                        -----------------     ------------------
                                                                                              66,781,000             70,501,000

DEFERRED LOAN COSTS, less accumulated amortization
  of $5,634,000 (2003) and $5,324,000 (2002)                                                     459,000                769,000
NONCURRENT DEFERRED INCOME TAXES                                                                                      6,499,000
OTHER ASSETS                                                                                      44,000                 47,000
                                                                                        -----------------     ------------------
TOTAL ASSETS                                                                                $162,070,000           $165,880,000
                                                                                        =================     ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                                    $ 14,217,000           $ 11,675,000
  Revolving credit facility                                                                   24,856,000             11,365,000
  Accrued employee compensation                                                                1,414,000              1,696,000
  Accrued and sundry liabilities                                                              10,303,000             10,798,000
                                                                                        -----------------     ------------------
TOTAL CURRENT LIABILITIES                                                                     50,790,000             35,534,000

LONG-TERM DEBT                                                                                31,941,000             47,819,000
DEFERRED COMPENSATION                                                                          7,578,000              7,281,000
NONCURRENT DEFERRED INCOME TAXES                                                                 955,000

SHAREHOLDERS' EQUITY
  Preferred Stock
  Common Stock - par value $.01 a share - authorized 50,000,000 shares,
   issued and outstanding 5,862,000 shares (2003) and 5,829,000 shares (2002)                     59,000                 58,000
  Additional paid-in capital                                                                  86,869,000             86,694,000
  Retained earnings (accumulated deficit)                                                    (16,122,000)           (11,506,000)
                                                                                        -----------------     ------------------
TOTAL SHAREHOLDERS' EQUITY                                                                    70,806,000             75,246,000
                                                                                        -----------------     ------------------
TOTAL  LIABILITIES AND SHAREHOLDERS' EQUITY                                                 $162,070,000           $165,880,000
                                                                                        =================     ==================
See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
Delta Woodside Industries, Inc.
                                                              Year Ended           Year Ended           Year Ended
                                                            June 28, 2003        June 29, 2002        June 30, 2001
                                                            -------------        -------------        -------------

Net sales                                                      $177,193,000         $174,673,000         $212,960,000
Cost of goods sold                                              160,234,000          165,267,000          196,776,000
                                                           -----------------    -----------------    -----------------
Gross profit                                                     16,959,000            9,406,000           16,184,000
Selling, general and administrative expenses                     11,370,000           11,576,000           14,544,000
Impairment and restructuring expenses                               398,000            8,683,000
Other income                                                        582,000              480,000              274,000
                                                           -----------------    -----------------    -----------------
  OPERATING PROFIT (LOSS)                                         5,773,000          (10,373,000)           1,914,000
Other (expense) income:
  Interest expense                                               (5,275,000)          (9,025,000)         (11,090,000)
  Interest income                                                                        263,000              599,000
  Gain on extinguishment of debt                                  3,643,000           16,072,000            2,458,000
                                                           -----------------    -----------------    -----------------
                                                                 (1,632,000)           7,310,000           (8,033,000)
                                                           -----------------    -----------------    -----------------

INCOME (LOSS) BEFORE INCOME TAXES                                 4,141,000           (3,063,000)          (6,119,000)
Income tax expense (benefit)                                      8,757,000             (958,000)          (2,198,000)

                                                           -----------------    -----------------    -----------------
NET LOSS                                                        $(4,616,000)         $(2,105,000)         $(3,921,000)
                                                           =================    =================    =================


Basic and diluted loss per share                                     $(0.79)              $(0.36)              $(0.66)
                                                           =================    =================    =================

Weighted average number of shares outstanding                     5,862,000            5,831,000            5,959,000
                                                           =================    =================    =================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
EQUITY
Delta Woodside Industries, Inc.                                                                         Retained
                                                            Common        Common       Additional       Earnings
                                             Preferred      Stock         Stock         Paid-In       (Accumulated
                                               Stock        Shares        Amount        Capital         Deficit)        Total
                                            ------------ ------------- ------------- --------------- ------------------------------

BALANCE AT JULY 1, 2000                              $0     5,999,656       $60,000     $86,325,000     $(5,480,000)    $80,905,000
 Incentive stock award plan, shares issued                     39,500                       174,000                        174,000
 Share repurchases                                           (229,925)       (2,000)     (1,021,000)                    (1,023,000)
 Net loss                                                                                                (3,921,000)    (3,921,000)
 Reclassification of Stock Option Liability                                               1,083,000                      1,083,000
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JUNE 30, 2001                             $0     5,809,231       $58,000     $86,561,000     $(9,401,000)   $77,218,000
                                            ============ ============= ============= =============== ==============================

 Incentive stock award plan, shares issued                     32,236                       177,000                        177,000
 Share repurchases                                            (12,512)                      (44,000)                       (44,000)
 Net loss                                                                                                (2,105,000)    (2,105,000)
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JUNE 29, 2002                             $0     5,828,955       $58,000     $86,694,000    $(11,506,000)   $75,246,000
                                            ============ ============= ============= =============== ==============================

 Incentive stock award plan, shares issued                     33,261         1,000         175,000                        176,000
 Share repurchases                                             (7,044)                      (24,000)                       (24,000)
 Shares issued                                                  6,944                        24,000                         24,000
 Net loss                                                                                                (4,616,000)    (4,616,000)
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JUNE 28, 2003                             $0     5,862,116       $59,000     $86,869,000    $(16,122,000)   $70,806,000
                                            ============ ============= ============= =============== ==============================


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Delta Woodside Industries, Inc.
                                                                                Year Ended         Year Ended          Year Ended
                                                                             June 28, 2003      June 29, 2002       June 30, 2001
                                                                             -------------      -------------       -------------
OPERATING ACTIVITIES
  Net loss                                                                    $(4,616,000)       $(2,105,000)        $(3,921,000)
  Adjustments to reconcile net loss to net
    cash provided by (used in) operating activities:
     Depreciation                                                               8,979,000          9,174,000          10,886,000
     Amortization                                                                 135,000            370,000             424,000
     Decrease in deferred loan costs                                              175,000            541,000             784,000
     Discount to face value on repurchase of bonds                             (3,818,000)       (16,613,000)         (3,242,000)
     Impairment and restructuring expenses                                        398,000          8,683,000
     Change in deferred income taxes                                            8,394,000           (469,000)         (1,230,000)
     Gains on disposition of property and equipment                              (433,000)          (356,000)           (312,000)
     Changes in operating assets and liabilities:
        Accounts receivable                                                     5,500,000        (12,382,000)         34,158,000
        Inventories                                                           (11,388,000)        10,455,000             717,000
        Other assets                                                             (497,000)           555,000             (10,000)
        Deferred compensation                                                     297,000            673,000             473,000
        Accounts payable and accrued expenses                                   1,397,000          1,426,000         (11,120,000)
                                                                        ------------------- ------------------ -------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                             4,523,000            (48,000)         27,607,000
                                                                        ------------------- ------------------ -------------------

INVESTING ACTIVITIES Property, plant and equipment:
       Purchases                                                               (6,442,000)        (6,496,000)         (5,151,000)
       Proceeds of dispositions                                                   807,000            429,000             450,000
    Other                                                                                                              1,244,000
                                                                        ------------------- ------------------ -------------------
NET CASH USED IN INVESTING ACTIVITIES                                          (5,635,000)        (6,067,000)         (3,457,000)
                                                                        ------------------- ------------------ -------------------

FINANCING ACTIVITIES
    Proceeds from revolving lines of credit                                   195,461,000         44,979,000           3,003,000
    Repayments on revolving lines of credit                                  (181,970,000)       (33,614,000)         (3,003,000)
    Repurchase and retirement of long-term debt                               (11,888,000)       (19,383,000)        (28,021,000)
    Repurchase of common  stock                                                   (24,000)           (44,000)         (1,023,000)
                                                                        ------------------- ------------------ -------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             1,579,000         (8,062,000)        (29,044,000)
                                                                        ------------------- ------------------ -------------------

INCREASE (DECREASE)  IN CASH AND CASH EQUIVALENTS                                 467,000        (14,177,000)         (4,894,000)

Cash and cash equivalents at beginning of year                                    314,000         14,491,000          19,385,000
                                                                        ------------------- ------------------ -------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $781,000           $314,000         $14,491,000
                                                                        =================== ================== ===================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Delta Woodside Industries, Inc.

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: Delta Woodside Industries Inc. and its subsidiaries manufacture woven fabrics for sale to its customers.

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

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Prior to June 30, 2002, the impairment of long-lived assets was accounted for in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

REVENUE RECOGNITION: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

INCOME TAXES: Deferred income taxes, net of the established valuation allowance, are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and net operating losses and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Accruals for tax exposures are recorded when they are probable and estimable, and tax valuation allowances are established when management cannot conclude that the realization of deferred tax assets are more likely than not.

EARNINGS PER COMMON SHARE: Basic earnings per common share is calculated assuming no dilution. Diluted earnings per common share is calculated using the number of weighted average common shares, as adjusted for the incremental shares attributable to dilutive potential common stock (stock options). Dilutive potential common stock did not have an impact on weighted average shares outstanding for all periods presented and do not affect the calculation of earnings per share.

STOCK OPTIONS

The Company applies the intrinsic value-based method of accounting for its stock option plans, in accordance with the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this method, compensation expense is recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. If the Company had determined compensation expense at fair value, as under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been as follows:

(In thousands, except per share data)                       Year Ended               Year Ended              Year Ended
                                                            June 28, 2003            June 29, 2002           June 30, 2001
                                                            -----------------        ------------------      -----------------

Net loss, as reported                                    $           (4,616)      $            (2,105)    $           (3,921)

Add stock based employee compensation expense
included in reported net loss, net of tax                               280                       136                    177

Less total stock based  compensation  expense
   determined under fair value based
   method, net of related tax effects                                  (797)                     (491)                  (508)
                                                            -----------------        ------------------      -----------------

Pro forma net loss                                       $           (5,133)      $            (2,460)    $           (4,252)
                                                            -----------------        ------------------      -----------------

Loss per share:
Basic and diluted - as reported                          $            (0.79)      $             (0.36)    $            (0.66)
                                                            =================        ==================      =================

Basic and diluted - pro forma                            $            (0.88)      $             (0.42)    $            (0.71)
                                                            =================        ==================      =================


ENVIRONMENTAL COSTS: Environmental compliance costs, including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued when remedial efforts are probable, and the cost can be reasonably estimated.

COTTON PROCUREMENT: The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are settled by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and it is estimated that the costs of cotton are not recoverable in future sales of finished goods, the differential is charged to income at that time. The Company's management has determined that its cotton buying contracts meet the criteria for exclusion under the normal purchases and normal sales exemption of SFAS 133 and its related amendments.

RECENT ACCOUNTING PRONOUNCEMENTS: In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, Statement No. 145, through the rescission of Statement No. 4, no longer requires extraordinary item treatment for gains and losses from the extinguishment of debt, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria established in APB 30. The Statement was effective for fiscal years beginning after May 15, 2002 and requires the reclassification of prior period items that do not meet the extraordinary item classification criteria in APB 30. Upon adoption, the Company reclassified all extraordinary gains recognized for the early extinguishment of debt as a component of income (loss) before income taxes for all financial statement periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of the Company's financial instruments, except for those disclosed in Note C, approximate their estimated fair values due to either the short-term maturities of such instruments or minor interest rate differentials.

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

RECLASSIFICATIONS: Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the fiscal 2003 presentation. These reclassifications did not effect net loss or shareholders' equity.

FISCAL YEAR: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2003, 2002 and 2001 consisted of 52 weeks.

NOTE B -- ACCOUNTS RECEIVABLE

The Company assigns a substantial portion of its trade accounts receivable to GMAC Commercial Credit LLC (the Factor) under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the Factor prior to shipment of goods, up to a maximum for each individual account. The assigned trade accounts receivables are recorded on the Company's books at full value and represent amounts due to the Company from the Factor. There are no advances from the Factor against the assigned receivables. All factoring fees are recorded on the Company's books as incurred as a part of selling, general and administrative expense.

For fiscal year 2003, the Company had three customers, Levi Strauss, V.F. Corporation, and Haggar Apparel that each exceeded 10% of consolidated net sales. The Company's sales to these customers totaled $71 million in fiscal 2003. For fiscal year 2002, only two of these customers, Levi Strauss and V.F. Corporation, each exceeded 10% of consolidated net sales. The Company's sales to these customers totaled $63 million in fiscal 2002. For fiscal year 2001, the Company again had three customers, Levi Strauss, Haggar Corp., and V.F. Corporation, which each exceeded 10% of consolidated net sales. The Company's aggregate sales to these customers were $90 million for fiscal 2001. In addition, during fiscal years 2003, 2002, and 2001, sales of military fabrics to apparel customers accounted for approximately 33%, 31%, and 22%, respectively, of the Company's total sales. The loss of any of these accounts could have a material adverse effect on the results of the Company.

The Company's accounts receivable are due from many companies that produce apparel products located throughout the United States. Credit risk for the receivables generally remains with the Factor under the terms of the factoring agreement.

NOTE C -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS

On August 25, 1997, a wholly owned subsidiary of the Company, Delta Mills, Inc. ("DMI" or "Delta Mills"), issued $150 million of unsecured ten-year Senior Notes at an interest rate of 9.625%. These notes will mature in August 2007. At June 28, 2003, the outstanding balance of the notes was $31,941,000, a decrease of $15,878,000 from the balance of $47,819,000 at June 29, 2002.

On March 20, 2003, Delta Mills' $50 million credit facility with GMAC was amended. The facility remains a $50 million committed revolving credit facility. Among other things, the amendment removed a minimum availability requirement of $12.5 million, added financial covenants for a maximum leverage ratio and a minimum fixed charge coverage ratio and extended the term of the facility until March of 2007. The amended credit facility also includes GMAC's consent to the sale of Delta Mills' Catawba Plant, the closing of which was announced March 5, 2003, and allows Delta Mills to exclude from the calculation of EBITDA (for purposes of financial covenant ratios) the restructuring charge associated with the closing of the Catawba Plant. Borrowings under this credit facility are based on eligible accounts receivable and inventory of Delta Mills. The facility is secured by the accounts receivable, inventory and capital stock of Delta Mills. The interest rate on the credit facility was 2.932% at June 28, 2003 and is based on a spread over either LIBOR or a base rate. Borrowings under this facility were $24.9 million and $11.4 million as of June 28, 2003 and June 29, 2002, respectively. As of June 28, 2003, the revolver availability was approximately $24.3 million and Delta Mills was in compliance with all covenants. There is a substantial likelihood that Delta Mills will not be in compliance with the financial covenants of the credit agreement at the end of the first quarter of fiscal 2004. As a precaution, the Delta Mills has already obtained a waiver of compliance with these covenants from GMAC for the first quarter of fiscal 2004. Management believes the availability under Delta Mills' credit facility is adequate for the foreseeable future.

The Delta Mills' credit facility contains restrictive covenants that restrict additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills, Inc. stock is permitted if there is no event of default and there is at least $1 of availability under the facility. At June 28, 2003, under the most restrictive of these covenants, no dividends were available for distribution by Delta Mills to Delta Woodside. The indenture pertaining to the Company's 9.625% Senior Notes contains restrictive covenants that restrict additional indebtedness, dividends, and investments by the Company and its subsidiaries. The payment of dividends with respect to Delta Mills, Inc. stock is permitted if there is no event of default under the indenture and after payment of the dividend, the Company could incur at least $1 of additional indebtedness under a fixed coverage ratio. Dividends are also capped based on cumulative net income and proceeds from the issuance of securities and liquidation of certain investments. Delta Mills may loan funds to the Company if there is no event of default and a fixed charge coverage ratio test is satisfied. During the year ended June 28, 2003 and the year ended June 29, 2002, Delta Mills did not pay any dividends to Delta Woodside. During the year ended June 30, 2001, Delta Mills paid Delta Woodside $2.9 million for dividends.

During fiscal year 1997, the Company acquired certain machinery and equipment under non-cancelable operating leases in connection with the modernization project in the woven fabrics division. The terms provided for total lease payments of $14 million over a period of five years. The lease purchase options were exercised and closed as of December 31, 2001. Rent expense relating to all non-cancelable operating leases of the Company was approximately $435,000, $1,733,000 and $3,165,000 for fiscal 2003, 2002 and 2001, respectively.

Total interest expense incurred by the Company was $5,275,000, $9,025,000 and $11,090,000 for fiscal years 2003, 2002, and 2001, respectively, net of $0.4 million of capitalized interest in fiscal 2003. Total interest paid during fiscal years 2003, 2002, and 2001 was $5,778,000, $10,263,000 and $12,125,000,
respectively.

At June 28, 2003, the carrying value of the Senior Notes was $31,941,000 and the fair value, based on quoted market prices was $25,233,000. The fair value of the revolving credit facility approximates its carrying value as of June 28, 2003 due to the variable interest rate provision of the facility.

Aggregate principal maturities of all long-term debt and minimum payments under non-cancelable operating leases are as follows:

                                                  Long-Term Debt               Operating Leases
                                                  --------------               ----------------
        Fiscal Year
                            2004                                                       $433,000
                            2005                                                        203,000
                            2006                                                          8,000
                            2007                                                          4,000
                            2008                      31,941,000                          2,000
                                       --------------------------      -------------------------
        Total                                        $31,941,000                       $650,000
                                       ==========================      =========================


NOTE D -- SHAREHOLDERS' EQUITY

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

Under the terms of the Previous Plan, the options generally became exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. Pursuant to an amendment to the Previous Plan entered into in connection with the spin off of Delta Apparel and Duck Head, the vesting of outstanding options was accelerated during fiscal 2000. Accordingly, all 89,973 options outstanding became exercisable. Under the terms of the Current Plan, each option granted during fiscal 2001 vests with respect to one-third of the shares on June 30 in each of 2001, 2002 and 2003 and each third expires ten years from the corresponding vesting date.

Any excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options vest. No compensation expense was recognized for stock options during 2003, 2002 or 2001.

A summary of the Company's stock option status and activity is presented below:

                                                       June 28, 2003              June 29, 2002              June 30, 2001
                                                  -------------------------  -------------------------  -------------------------
                                                                Weighted                   Weighted                   Weighted
                                                                 Average                    Average                    Average
                                                     Shares       Price         Shares       Price         Shares       Price
                                                  -------------------------  -------------------------  -------------------------
Outstanding at Beginning of Year                       413,197       $7.09        423,936       $7.15         89,973      $12.04
Granted                                                             N/A                        N/A           386,742       $6.75

Exercised                                                           N/A                        N/A                           N/A

Forfeited                                              (32,162)     $10.25        (10,739)      $9.49       (52,779)      $12.54

                                                  -------------------------  -------------------------  -------------------------

Outstanding at End of Year                             381,035       $6.82        413,197       $7.09       423,936        $7.15

                                                  -------------------------  -------------------------  -------------------------

Option price range - End of Year                            $6.75 to $9.88            $6.75 to $13.50            $6.75 to $13.50

Option price range - Exercised Shares                                  N/A                        N/A                        N/A

Options available for grant - End Of Year                           45,842                     43,341                     37,508

Options Exercisable - End of Year                                  257,537                    166,202                    171,108

Weighted average fair value - Options Granted                          N/A                        N/A                      $4.00


The following table summarizes information about stock options outstanding at June 28, 2003:

                                           Options Outstanding                                  Options Exercisable
                        -----------------------------------------------------------    --------------------------------------
        Range of             Number       Weighted Average     Weighted Average             Number       Weighted Average
        Exercise          Outstanding         Remaining           Exercisable            Exercisable        Exercisable
         Prices            at 6/28/03           Life                 Price                at 6/28/03           Price
-----------------------------------------------------------------------------------    --------------------------------------
         $6.75          370,910               9.0 Years              $6.75                247,412                  $6.75

          9.88           10,125                .1 Years              $9.88                 10,125                  $9.88

                        -----------------------------------------------------------    --------------------------------------
         Total          381,035               8.8 Years              $6.82                257,537                  $6.86


PRO FORMA DISCLOSURE

The fair value of each option granted, as disclosed in Note A, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                            2003           2002           2001
                                            ----           ----           ----
Risk free interest rate                      N/A            N/A           5.0%
Expected lives for options                   N/A            N/A       10 Years
Expected volatility                          N/A            N/A            62%
Dividend yield                               N/A            N/A            N/A
Fair value per option at grant date          N/A            N/A          $4.00



INCENTIVE STOCK PLANS

The Company's current Incentive Stock Award Plan, (the "Current Plan"), was approved by the shareholders in fiscal 2001. The Current Plan gives the Company the right to grant awards for up to 166,750 shares of Common Stock to employees. Awards were granted during 2001 to purchase up to 166,667 shares. During fiscal 2003, 2002 and 2001, awards to purchase 608, 1,600 and 5,126 shares, respectively, were forfeited.

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

Under the Incentive Stock Award Plan, awards are granted for the right to purchase shares for $0.01 per share. Awards issued pursuant to the Plan may include both employee service awards and performance based awards dependent upon the achievement of certain performance goals over a three-year period. Service awards, which account for 100,000 of the shares granted in 2001, vest with respect to one third of the shares on the last day of the fiscal year in each of 2001, 2002, and 2003. Compensation expense for service awards is based upon the grant date market price and is recognized over the vesting period. Awards based upon the achievement of certain performance goals account for 66,667 of the awards granted in 2001. Compensation expense is recorded over the three-year performance period and is based upon estimates of performance levels. Compensation expense for the Company's service awards under the Incentive Stock Award Plan, including related tax assistance, was $280,000, $198,000, and $276,000 for fiscal years 2003, 2002 and 2001, respectively. No compensation expense was recognized for performance based awards during 2003, 2002 or 2001. Shares available for grant at June 28, 2003 were 7,417.

STOCK REPURCHASE PLAN

On December 13, 1999, the Company announced that its Board of Directors had approved a plan to purchase from time to time up to an aggregate of 1,250,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. During fiscal 2003, 2002 and 2001, the Company purchased approximately 100, 12,512 and 230,000 shares at a cost of approximately $341, $44,000 and $1,023,000, respectively.


PREFERRED STOCK

The  shareholders  have  authorized  the  Board of  Directors  to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.


NOTE E -- INCOME TAXES

For fiscal 2003, the Company had regular taxable income of $5.8 million and alternative minimum taxable income (AMT) of approximately $3.4 million, both of which were offset by available tax loss carryforwards. At June 28, 2003, the Company had regular tax loss carryforwards of approximately $29 million for federal purposes and $7 million for state purposes. The Federal loss carry forwards expire at various intervals from 2013 to 2021 while the state loss carryforwards expire at various intervals beginning in fiscal 2004.


The Company's gross deferred tax assets are reduced by valuation allowances of $55,000 due to expiring tax credits and $7,199,000 due to a balance of negative evidence indicating that a valuation allowance is required under SFAS 109. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            2003                 2002
                                                        --------------  -----------------------
Assets:
       Net operating loss carryforwards                   $10,575,000              $12,988,000
       Tax credit carryforwards                             3,611,000                3,757,000
       Deferred compensation                                3,026,000                2,799,000
       Health claims and worker's compensation              1,120,000                1,470,000
       Accrued compensation                                   263,000                  266,000
       Inventories                                             62,000
       Other                                                  317,000                  520,000

                                                        --------------  -----------------------
       Gross deferred tax assets                           18,974,000               21,800,000
       Valuation allowance                                 (7,254,000)                (156,000)
                                                        --------------  -----------------------
       Net deferred tax assets                             11,720,000               21,644,000

Liabilities:
       Depreciation                                        11,720,000               12,860,000
       Inventories                                                                     363,000
       Other                                                                            27,000
                                                        --------------  -----------------------
       Deferred tax liabilities                            11,720,000               13,250,000
                                                        --------------  -----------------------
       Net deferred tax assets                                     $0               $8,394,000
                                                        ==============  =======================





Significant components of the provision for income tax expense (benefit) are as follows:

                                                                  2003             2002              2001
                                                             ---------------   --------------   ---------------
Current:
       Federal Income Taxes                                       $(45,000)
       State Income Taxes                                           408,000          $18,000           $30,000

                                                             ---------------   --------------   ---------------
       Total Current                                                363,000           18,000            30,000

Deferred:
       Federal income taxes                                       8,341,000         (793,000)       (2,083,000)
       State income taxes                                            53,000         (183,000)         (145,000)
                                                             ---------------   --------------   ---------------
       Total Deferred                                             8,394,000         (976,000)       (2,228,000)
                                                             ---------------   --------------   ---------------

The total provision for income taxes                             $8,757,000        $(958,000)      $(2,198,000)
                                                             ===============   ==============   ===============




NOTE E - INCOME TAXES CONTINUED

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rates is as follows:



                                                             2003              2002              2001
                                                          --------------------------------- ---------------

Income tax expense (benefit) at statutory rates              $1,449,000       $(1,072,000)    $(2,142,000)
State tax expense (benefit), net of federal benefit             107,000          (107,000)        (75,000)
Valuation allowance adjustments                               7,199,000           156,000
Other                                                             2,000            65,000          19,000
                                                          --------------------------------- ---------------
                                                             $8,757,000         $(958,000)    $(2,198,000)
                                                          ================================= ===============


The Company made tax payments of $165,000, $9,000 and $472,000 during fiscal years 2003, 2002 and 2001, respectively.

The increase in the valuation allowance of $7,098,000 during the year ended June 28, 2003 reflects the establishment of a valuation allowance of $7,199,000 as described above, partially offset by the expiration of various tax credits totaling $101,000.


NOTE F -- EMPLOYEE BENEFIT PLANS

Eligible employees participate in the Delta Woodside Industries, Inc. 401(k) plan. During fiscal 2003, 2002 and 2001, the Company contributed $617,000, $574,000 and $411,000, respectively, to the 401(k) plan to match employee contributions.

The Company has a Deferred Compensation Plan that permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of June 28, 2003 and June 29, 2002, the total liability amounted to $7,578,000 and $7,281,000, respectively.

NOTE G -- COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 28, 2003 minimum payments under these contracts with non-cancelable contract terms were approximately $8.1 million.

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 Finishing Plants, have experienced high nitrate levels at the spray field for these plants. The Company is working with the South Carolina Department of Health and Environmental Control ("DHEC") to address this issue. In addressing this issue in the manner and within the time frame required by DHEC, a report was submitted in June 2001 to DHEC detailing four options for dealing with this groundwater situation. At the date of this filing, DHEC has still not responded to the Company's proposal. Although there is no assurance that the Company will be successful and it could face administrative penalties if it is not, the Company does not currently believe that this matter would have a material adverse impact on the Company's financial position or results of operations.

On June 30, 2000 the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site. Because of these studies, one-half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $308,000 remains in this escrow account. The Company believes that this balance is adequate to cover any remaining expenses related to this matter. The Company recorded the sale net of estimated costs to remediate the property.

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

At the North Carolina site, the Selling Corporation is listed as a "de Minimis" party, and at the South Carolina site, the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The Company believes that the Selling Corporation's share of the liabilities at either of these sites will be immaterial. At the Mississippi site, the PRP group completed the surface removal action and investigated soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, estimates of costs to clean-up the site were $4 million, and could be higher. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, was found in the site's groundwater and at nearby drinking water wells. The EPA referred the site to the Mississippi Department of Environmental Quality ("MDEQ") in 1996. In August of 2001, MDEQ indicated to a third party that it was still considering action at the site, and, as of January 9, 2003, MDEQ was seeking additional documentation from the EPA.

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

During 1998, the Company received notices from the State of North Carolina asserting deficiencies in state corporate income and franchise taxes for the
Company's 1994 - 1997 tax years. The total assessment proposed by the State amounts to $1.5 million, which includes interest and penalties. The assessment was delayed pending an administrative review of the case by the State. In October 2002, the State proposed a settlement in which the Company would have paid approximately 90% of the assessed amount plus a portion of certain penalties for the Company's tax years 1994 - 2000. The Company rejected this offer and continued with its appeal due to management's belief that the State's legal position is in conflict with established principles of federal constitutional law. The Company believes that its reserves for any likely settlement are adequate and any payment in settlement of this matter will not result in a material impact on the Company's results of operations.

From time to time the Company and its subsidiaries are defendants in other legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its results of operations or financial condition.

NOTE H -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended June 28, 2003 and June 29, 2002.

2003 Quarter Ended
(In thousands, except per share data)                         September 28        December 28         March 29          June 28
                                                              ------------        -----------         --------          -------

Net sales                                                        $46,179             $35,853          $46,489           $48,672

Gross profit                                                       5,545               3,685            2,840             4,889

Net income (loss)                                                  1,422                 293           (1,100)           (5,231)

Basic and diluted earnings (loss) per
         share of common stock                                      0.24                0.05            (0.19)            (0.89)


2002 Quarter Ended
(In thousands, except per share data)                         September 29        December 29         March 30          June 29
                                                              ------------        -----------         --------          -------

Net sales                                                        $36,977             $44,140          $41,190           $52,366

Gross profit                                                       1,074               1,708            1,025             5,599

Net income (loss)                                                 (8,159)             (2,326)          (2,453)           10,833

Basic and diluted earnings (loss) per
          share of common stock                                    (1.40)              (0.40)           (0.42)             1.86

The Company recorded a $7.2 million increase to the valuation allowance for its net deferred tax assets for the quarter ended June 28, 2003, as a result of deteriorating business conditions which management believes will result in a pre-tax loss in its first fiscal quarter of 2004.


NOTE I - GAIN ON EXTINGUISHMENT OF DEBT

During fiscal 2003, the Company's subsidiary Delta Mills Inc., purchased $15,878,000 face amount of its 9.625% Senior Notes for $12,060,000 including expenses of approximately $172,000. The Company recognized a gain of $3,643,000 million after the write-off of deferred loan costs of $175,000. During fiscal 2002, the Company's subsidiary Delta Mills Inc., purchased $35,996,000 face amount of its 9.625% Senior Notes for $19,383,000. The Company recognized a gain of $16,072,000 million after the write-off of deferred loan costs of $541,000. During fiscal 2001, Delta Mills, Inc. purchased $31,263,000 face amount of its 9.625% Senior Notes for $28,021,000. The Company recognized a gain of $2,458,000 after the write-off of deferred loan costs of $784,000.

NOTE J - RESTRUCTURING AND IMPAIRMENT CHARGES

During the year ended June 28, 2003, the Company recorded a restructuring charge of $0.4 million on a pre-tax basis associated with the closing of its Catawba facility as announced on March 5, 2003. The charge reflected employee termination costs of approximately $354,000. Production at the Catawba facility ceased in April of 2003 and the Company is in the process of liquidating the assets associated with this facility.

During the year ended June 29, 2002, the Company took an impairment and restructuring charge of $8.7 million, on a pretax basis, associated with the closing of the Furman Plant as announced on August 22, 2001. The Company recorded an $8.2 million non-cash asset write-down to reflect the property and equipment at the Furman Plant at its estimated fair value, less selling costs. The carrying amount of these assets was reduced to approximately $3,923,000. The balance of the charge was approximately $0.5 million of accrued expenses for involuntary termination costs associated with the 122 employees terminated as a result of the plant closing. Production at the Furman facility ceased in October of 2001 and the Company is in the process of liquidating the assets associated with this facility.

During fiscal 2003 and fiscal 2002, the Company paid $196,000 and $345,000 respectively in restructuring costs and has a remaining liability of $342,000 and $140,000 as of June 28, 2003 and June 29, 2002, respectively.

As of June 28, 2003 and June 29, 2002, the Company had $3.9 million and $3.1 million, respectively, in assets held for sale related to the closing of the Catawba facility and the Furman plant.



                               CORPORATE DIRECTORY

              OPERATING COMPANY OF DELTA WOODSIDE INDUSTRIES, INC.
                                   DELTA MILLS
                            P.O. Box 6126 100 Augusta
                           Street Greenville, SC 29606

BOARD OF DIRECTORS                                                CORPORATE OFFICERS
------------------                                                ------------------
C.C. GUY     (1)(2)                                               William F. Garrett
Retired businessman                                               President and Chief Executive Officer

WILLIAM F. GARRETT                                                William H. Hardman, Jr.
President and Chief Executive Officer                             Vice President, Chief Financial Officer,
Delta Woodside Industries, Inc.                                   Secretary and Treasurer

J. PATRICK DANAHY Donald C. Walker
Business Consultant                                               Vice President, Controller and Assistant Secretary

DR. JAMES F. KANE (1)(2)(4)
Dean Emeritus, College of Business,
University of South Carolina                                      FORM 10-K
                                                                  Upon written request, the Company will furnish
DR. MAX  LENNON (1)(2)(3)                                         without  charge to any Delta  Woodside  Shareholder
President, Education and Research Services                        a copy of the Company's Annual Report on Form 10-K
                                                                  for the fiscal year ended June 28, 2003 including
E. ERWIN MADDREY, II (3)                                          financial statements and financial statement
President, Maddrey & Associates                                   schedules, but excluding exhibits.
(Investment and Consulting)

BUCK A. MICKEL (2)(3)                                             Requests should be directed to:
Vice President and Director, Micco Corporation                             William H. Hardman, Jr.
(Real estate and business investments)                                     Vice President, Chief Financial Officer,
                                                                           Secretary and Treasurer
(1)  Member Audit Committee                                                P.O. Box 6126
(2)  Member Compensation Committee                                         100 Augusta Street
(3)  Member Governance Committee                                           Greenville, SC  29606
(4)  Retiring as of November 6, 2003

    ANNUAL MEETING                                                    DELTA WOODSIDE INDUSTRIES, INC.
    The Annual Meeting of Shareholders of                             (864) 255-4122
    Delta Woodside Industries, Inc. will be                           P.O. Box 6126
    held on Thursday, November 6, 2003, at                            100 Augusta Street
    11:00 a.m., at the Union League Club,                             Greenville, SC  29606
    Mary Murray Room, 38 East 37th Street,
    New York, NY
