Form 10-K, Exhibit 13
period 2004-07-03
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 2004-10-19
CIK 806624

TABLE OF CONTENTS                                 PAGE NUMBER
Common Stock Market Prices and Dividends              Inside Front Cover
Selected Financial Data                               Page 1
Letter to Shareholders                                Page 2
Management's Discussion and Analysis                  Page 3
Report of KPMG LLP                                    Page 21
Consolidated Financial Statements                     Page 22
Corporate Directory                                   Inside Back Cover

COMMON STOCK MARKET PRICES AND DIVIDENDS
The Common Stock of the Company is listed on the NASDAQ Over the Counter Bulletin Board (OTC-BB) under the symbol DLWI. The stock transfer agent for
Delta Woodside Industries, Inc. is Wachovia Bank, National Association, Corporate Trust Operations NC 1153, 1525 West W.T. Harris Blvd - 3C3, Charlotte, North Carolina 28288 - 1153.

The table below sets forth quarterly high and low stock price data for Delta Woodside's Common Stock for the last two fiscal years. Prior to April 23, 2004, the Common Stock was traded on the New York Stock Exchange and the data is based on the high and low sales price. Since April 23, 2004, the Common Stock has been traded on the OTC-BB, and the data is based on the high and low bid price. OTC-BB market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

FISCAL QUARTERS:        2004            2004             2003             2003
                        High             Low             High             Low
                        ----             ---             ----             ---
First Quarter         $3.6500          $2.7400          $3.7300         $1.7500
Second Quarter         2.7000           1.4200           5.4800          2.8600
Third Quarter          3.2100           1.6400           5.0900          3.2200
Fourth Quarter         2.8000           1.1100           3.5300          2.8100

Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2003 and 2002 each consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks.

As of September 15, 2004, there were approximately 1,627 holders of record of the Company's Common Stock.

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

SELECTED FINANCIAL DATA
IN THOUSANDS EXCEPT PER SHARE DATA

         OPERATING DATA:                               2004        2003        2002         2001         2000
                                                       ----        ----        ----         ----         ----
NET SALES                                            $174,358    $177,193    $174,673     $212,960     $249,115

GROSS PROFIT                                            8,044      16,959       9,406       16,184       33,548

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES           11,845      11,370      11,576       14,544       17,950

IMPAIRMENT AND RESTRUCTURING EXPENSES                     847         398       8,683

OTHER INCOME                                              760         582         480          274          475

OPERATING PROFIT (LOSS)                                (3,888)      5,773     (10,373)       1,914       16,073

INTEREST EXPENSE, NET                                   4,784       5,275       8,762       10,491       16,094

GAIN ON EXTINGUISHMENT OF DEBT                                      3,643      16,072        2,458        7,414

INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                                  (8,672)      4,141      (3,063)      (6,119)       7,393

INCOME TAX EXPENSE (BENEFIT)                           (1,008)      8,757        (958)      (2,198)      (6,877)

INCOME  FROM DISCONTINUED
  OPERATIONS (NET OF TAXES)                                                                               7,371

NET INCOME (LOSS)                                      (7,664)     (4,616)     (2,105)      (3,921)      21,641

BALANCE SHEET DATA:
LONG-TERM DEBT                                         31,941      31,941      47,819       83,815      115,078
TOTAL DEBT                                             53,329      56,797      59,184       83,815      115,078
SHAREHOLDERS' EQUITY                                   63,347      70,806      75,246       77,218       80,905
TOTAL ASSETS                                          138,677     162,070     165,880      190,516      237,846

COMMON STOCK DATA (PER SHARE):
BASIC AND DILUTED INCOME (LOSS) PER SHARE:
                 CONTINUING OPERATIONS                  (1.30)      (0.79)      (0.36)       (0.66)        2.41
                 DISCONTINUED OPERATIONS                                                                   1.25
                 NET INCOME (LOSS)                      (1.30)      (0.79)      (0.36)       (0.66)        3.66

WEIGHTED AVERAGE SHARES OUTSTANDING                     5,893       5,862       5,831        5,959        5,913

ENDING SHARES OUTSTANDING                               6,002       5,862       5,829        5,809        6,000

The Delta Apparel Company division, the Duck Head Apparel Company division, the Stevcoknit Fabrics division and the Nautilus International division are presented above as part of discontinued operations. All share and per share information has been restated to reflect the 4:1 reverse stock split which was effective February 5, 2002. Certain amounts prior to fiscal year 2003 have been reclassified to reflect the Company's adoption in fiscal year 2003 of SFAS 145 pertaining to the treatment of gain on retirement of debt. These reclassifications did not effect net income (loss) or shareholders' equity.

TO OUR FELLOW SHAREHOLDERS

To Our Shareholders:

During the past year our company continued to suffer from a high level of over capacity in the textile industry, pressure from foreign imports and inconsistent demand at retail. Consequently, our sales revenue was approximately 1.6% lower than last year. Fortunately, the improved demand for military fabrics moderated this decline in sales and earnings in Fiscal Year 2004.

The continued pressure in the industry was evident in a number of key areas of our operations in fiscal 2004. Excess domestic capacity, heavy import pressure and modest consumer demand negatively affected margins on commodity products. These events caused us to implement reduced plant operating schedules and to experience poor overhead cost absorption at all of our manufacturing facilities throughout the year. Despite these challenges, the Company continued to improve its manufacturing capabilities at its Delta # 3 finishing facility with the installation of a new print range in order to better support our government business and a new preparation range in order to position the Company for long-term improvement in product quality. The Company also managed its working capital aggressively, thus reducing its trade payables and its revolver borrowings substantially during the year.

We have continued to streamline and modernize our business in anticipation of the WTO's elimination of textile and apparel quotas in January of 2005. Despite our substantial efforts to reduce costs and improve efficiency in 2003 and 2004, difficult industry conditions and a lack of domestic political support for our industry require that we do more. We have developed a comprehensive realignment plan that will streamline the Company's operations and provide for significant cost reductions. We believe this plan should maintain the support of the Company's revolving credit lender and allow the Company to continue meeting its financial obligations with a well-defined path to profitability in the future. At the same time, we plan to complete the modernization of our Delta #3 finishing facility with the installation of an additional dye range providing capacity for wide width fabric finishing. We expect this comprehensive realignment plan to allow the Company to meet the needs of our commercial and government customers on a cost effective and profitable basis and compete effectively in the industry as it will exist in 2005 and beyond. While there is no guarantee of success, we firmly believe that with the support of our lenders, investors, customers and suppliers and the diligent commitment of all of our employees we will make this plan happen successfully. And rest assured, we will expend every effort in doing so.

                                         /s/ William F. Garrett
                                         William F. Garrett
                                         President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Delta Woodside, through its Delta Mills operating division, sells a broad range of finished apparel fabrics primarily to branded apparel manufacturers and resellers, including Haggar Corp., the Wrangler(R) and Lee(R) labels of V.F. Corporation, Liz Claiborne, Inc., Levi Strauss and their respective subcontractors, and private label apparel manufacturers for J.C. Penney Company, Inc., Sears, Roebuck & Co., Wal-Mart Stores, Inc., and other retailers. Delta Mills also sells camouflage fabric and other fabrics used in apparel for the United States Department of Defense. Delta Mills represents the only business segment of the Company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

The foregoing letter to shareholders and the following discussion contain various "forward-looking statements". All statements, other than statements of historical fact, which address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Examples are statements that concern future revenues, future costs, future capital expenditures, business strategy, competitive strengths, competitive weaknesses, goals, plans, references to future success or difficulties and other similar information. The words "estimate", "project", "forecast", "anticipate", "expect", "intend", "believe" and similar expressions, and discussions of strategy or intentions, are intended to identify forward-looking statements.

The forward-looking statements in this document are based on the Company's expectations and are necessarily dependent upon assumptions, estimates and data that the Company believes are reasonable and accurate but may be incorrect, incomplete or imprecise. Forward-looking statements are also subject to a number of business risks and uncertainties, any of which could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to:

     o    changes in the retail demand for apparel products
     o    the cost of raw materials
     o    competitive conditions in the apparel and textile industries
     o the relative strength of the United States dollar as against other currencies
     o changes in United States and international trade regulations, including without limitation the expected end of quotas on textile and apparel products amongst WTO member states in 2005
     o the discovery of unknown conditions, such as environmental matters and similar items

Accordingly, any forward-looking statements do not purport to be predictions of future events or circumstances and may not be realized. You should also review the other cautionary statements we make in this Annual Report and in other reports and other documents the Company files with the Securities and Exchange Commission. All forward-looking statements attributable to us, or persons acting for us, are expressly qualified in their entirety by our cautionary statements.

The Company does not undertake publicly to update or revise the forward-looking statements even if it becomes clear that any projected results will not be realized.

MANAGEMENT OVERVIEW AND COMPANY OUTLOOK

THE CURRENT ENVIRONMENT. In fiscal 2004, we continued our efforts to become globally competitive in 2005 and beyond. Some items are largely under our control. We will continue to focus on inventory control, product innovation, cost-containment, improved product mix and the modernization of our Delta 3 finishing facility located in Wallace, SC. We have engaged a consulting company to assist us in developing a long-term financial strategy. We have continued to develop programs for improved quality and yield at our Delta 3 finishing facility. Outside our conrol, however, are what we believe are unfair trade practices of foreign competitors, particularly, the Chinese government's policy of maintaining an artificially low valuation for its currency and of subsidizing China's textile industries to keep their manufacturing costs artificially low. We will, therefore, continue to monitor foreign trade legislation and appeal to our government officials to enforce current legislation and install a new trade policy that creates a level playing field. Our long-term success will hinge on government policy. There can be no assurances that the United States government will adopt policies favorable to us.

The Company expects to face a significant change in global competition in 2005 as a result of the WTO's phase-out of textile and apparel quotas by the end of calendar year 2004. Tariffs on textile/apparel products are also being reduced (but not eliminated). In addition, China's admission to the WTO will have a significant impact on global textile and apparel trade. By gaining admission to the WTO, China is able to take advantage of the elimination of quota limitations on access to the U.S. market, and there could be a significant negative impact on the North American textile industry. With the arrival of 2005 and the elimination of quotas for WTO members, certain countries, most particularly, but not limited to, China, may have cost advantages compared to the Company.
Accordingly, the Company believes it must fully utilize other competitive advantages it believes it has compared to Asian competitors. Among the advantages of the Company are its well-established relationships with its customers, its ability to respond quickly to its customers' needs as well as the logistical advantages associated with its manufacturing being located in North America. However, there can be no assurance that these advantages will allow the Company to successfully compete with foreign textile producers.

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

During the year ended June 29, 2002, the Company announced the closing of its Furman Plant, a weaving facility located in Fountain Inn, South Carolina. The equipment run-out schedule was completed in October 2001. The Company has since liquidated or transferred substantially all of the assets associated with this facility except for the facility's real property.

In August of 2004, the Company entered into a contract to sell the Furman Plant real property for expected net proceeds of approximately $1.8 million. The sales price, net of selling costs, under the contract was approximately $847,000 less than the carrying amount of the asset on the Company's books. Based on this information relative to the fair value of the property at July 3, 2004, the Company recorded an impairment charge of approximately $847,000 for the fourth quarter of fiscal 2004. The sale was subject to closing conditions, and the prospective purchaser has since terminated the proposed sale as permitted by this contract. The Company has lowered its offering price for the property to reflect the price in the terminated contract.

FISCAL YEAR 2004. Our fiscal year 2004 sales volume was down $2.8 million (1.6%). This was the result of a 17% decline in our commercial business somewhat offset by a 28% improvement in our sales of military fabric to apparel customers for ultimate use by the U.S. armed forces (which we refer to as our "Government Business," though we do not sell directly to the U.S. government). Reduced production volume associated with the downturn in commercial cottons created unabsorbed fixed overhead costs of approximately $9.0 million. This, coupled with increased cotton costs of approximately $2.3 million and an erosion of commercial product margins of approximately $1.8 million (due primarily to price deterioration) accounted for the losses suffered in fiscal year 2004. Somewhat offsetting these losses was an improvement in gross profit margin associated with the increased sales of our Government Business. We have continued to reduce costs and have managed our working capital well. Even with an $8.7 million pretax loss in fiscal year 2004, we were able to meet all financial obligations and reduce our revolving credit facility by $3.5 million. We also completed phase two and started work on the final phase (three) of our Delta #3 finishing plant modernization project. We are excited about the completion of this three-year modernization effort and the positive impact it will have on the quality and the service we will provide our customers in the future.

OUR OUTLOOK FOR FISCAL YEAR 2005. Looking forward to fiscal year 2005, on the commercial side of our business, we expect to continue to suffer from a high level of over capacity in the textile industry, inconsistent retail demand and pressure from foreign imports that we expect to intensify beginning in January 2005 with the removal of import quotas. While we believe the volume of commercial business will stabilize at approximately the fiscal year 2004 level, we believe there is also little hope for any pricing improvement, so we do not expect gross margin to improve in fiscal year 2005.

The outlook for our Government Business is better beginning in the last two quarters of our 2005 fiscal year. The U.S. Department of Defense ("DOD") recently introduced a new uniform design, the implementation of which should begin during the second quarter of our 2005 fiscal year. DOD has reduced fabric orders for the old uniform design in the last two quarters of calendar year 2004 (the first two quarters of our 2005 fiscal year) in anticipation of a surge in production of the new uniform design in the first two quarters of calendar year 2005. Working with DOD to accomplish the change to the new uniform has created a shortfall in our sales for the first quarter of our 2005 fiscal year; however, we believe we are well positioned to participate in production of the new uniform and anticipate an increase in our Government Business in the second half of our 2005 fiscal year and improved sales of this product line for the foreseeable future.

OUR 2005 REALIGNMENT PLAN. We are well aware of the negative forces in our industry that will adversely affect our operations in the future, and we realize we must do more in order to compete in 2005 and beyond. Therefore, we have developed a comprehensive realignment plan that will streamline the Company's operations and provide for significant cost reductions. As a result of this realignment plan, the Company expects to record a second quarter pretax asset impairment and restructuring charge to earnings ranging from $9.0 to $12.0 million comprised of approximately $3.0 to $4.0 million in cash charges and approximately $5.0 to $8.0 million of non-cash charges. We estimate that this aggressive cost reduction initiative will improve pretax earnings by $11.0 to $16.0 million when compared to fiscal 2004 results, although there can be no assurance to this effect. The uncertainty associated with these anticipated charges relates to the timing and the amount of the charges resulting from the rollout of the detailed plan.

GMAC, our revolving credit facility lender, has demonstrated its commitment to us by agreeing to revise the financial covenants in our credit facility to accommodate our realignment plan. We firmly believe that this plan will allow the Company to continue to meet its financial obligations, maintain GMAC's support, and define a path to profitability in the future.

RESULTS OF OPERATIONS
FISCAL 2004 VERSUS FISCAL 2003

The following table summarizes the Company's results for Fiscal 2004 versus Fiscal 2003:

                                                                                            Increase/ (Decrease)
In thousands, except percentages                                                              From 2003 to 2004
                                                                                          --------------------------
                                                                2004             2003           $            %
                                                       -----------------------------------------------------------------
Net Sales                                                   $174,358         $177,193           $ (2,835)     (1.60)%
% of Net Sales                                                100.00%          100.00%

Gross Profit                                                   8,044           16,959             (8,915)    (52.57)%
% of Net Sales                                                  4.61%            9.57%

Selling, General and Administrative Expenses                  11,845           11,370                475       4.18 %
% of Net Sales                                                  6.79%            6.42%

Impairment and Restructuring Expenses                            847              398                449     112.81 %

Other Income                                                     760              582                178      30.58 %

Operating Profit (Loss)                                       (3,888)           5,773             (9,661)   (167.35)%
% of Net Sales                                                 (2.23)%           3.26%

Interest Expense (Net)                                         4,784            5,275               (491)     (9.31)%
% of Net Sales                                                  2.74%            2.98%

Gain on Extinguishment of Debt                                                  3,643             (3,643)   (100.00)%

Income (Loss) Before Income Taxes                             (8,672)           4,141            (12,813)   (309.42)%
% of Net Sales                                                 (4.97)%           2.34%

Income Tax Expense (Benefit)                                  (1,008)           8,757             (9,765)   (111.51)%
% of Net Sales                                                 (0.58)%           4.94%

Net Loss                                                      (7,664)          (4,616)            (3,048)     66.03%
% of Net Sales                                                 (4.40)%          (2.61)%

Net loss per share                                             (1.30)           (0.79)             (0.51)     64.56%

Order Backlog                                                $41,567          $55,527          $ (13,960)    (25.14)%


NET SALES:
The 1.6% decline in net sales was the result of a 5.0% decline in unit sales partially offset by a 3.6% increase in average sales price. Unit sales declined principally due to weaker retail sales in the Company's commercial cotton products, partially offset by improved demand for military fabrics. The increased unit sales of military fabrics accounted for the majority of the average sales price increase.

GROSS PROFIT:
The $8.9 million decline in gross profit was primarily due to unabsorbed manufacturing cost increases associated with reduced plant operating schedules resulting primarily from reduced customer demand for the Company's commercial cotton products. This created approximately $9.0 million of unabsorbed fixed overhead costs. Also contributing to the decline in gross profit was approximately $2.3 million associated with increased cotton raw material costs. These factors were partially offset by increased profit margins associated with increased military fabric sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Approximately half of the $0.5 million increase in selling, general and administrative expenses was due to the extra week of fixed expenses in the 53-week 2004 fiscal year. The balance of the increase was due to increased credit insurance costs associated with increased sales to customers based in the Caribbean.

IMPAIRMENT AND RESTRUCTURING EXPENSES:
The $847,000 impairment charge recorded in fiscal year 2004 reflects the Company's change in the estimated fair value of the Company's Furman Plant, which is accounted for as an asset held for sale. In fiscal year 2003, expenses in this category, totaling $398,000, represented exit costs associated with the closing of the Company's Catawba Plant.

OTHER INCOME:
Other income for both the 2004 and 2003 fiscal years was primarily associated with asset disposals associated with the Company's two closed facilities, the Furman Plant and the Catawba Plant, and in fiscal year 2004, included the involuntary conversion of insured equipment at the Beattie facility. The remaining net book value for both the Furman and Catawba facilities is shown as assets held for sale on the Company's consolidated balance sheet.

OPERATING PROFIT (LOSS):
The majority of the $9.7 million decline in operating profit was the result of unabsorbed manufacturing cost increases of approximately $9.0 million associated with reduced plant operating schedules. Other contributing factors are discussed above.

INTEREST EXPENSE, NET, AND GAIN ON EXTINGUISHMENT OF DEBT: The $0.5 million decrease in net interest expense was due to the reduction in the outstanding principal amount of Delta Mills' 9.625% Senior Notes resulting from repurchases in fiscal year 2003 which was somewhat offset by an increase in the borrowings outstanding under the revolving credit facility as described below. The $3.6 million gain on extinguishment of debt in fiscal 2003 was the result of repurchases of Senior Notes during fiscal year 2003, the majority of which were the result of the "Modified Dutch Auction" in the fourth quarter of fiscal 2003.

INCOME TAX EXPENSE (BENEFIT):
The $9.8 million decrease in tax expense was principally the result of a $7.2 million tax valuation allowance recorded in the fourth quarter of 2003 in accordance with the requirements of Statement of Financial Accounting Standards 109, Accounting for Income Taxes ("SFAS 109"), and a tax benefit of $1.0 million recorded in the fourth quarter of fiscal year 2004. The $1.0 million tax benefit in fiscal 2004 was the result of a change in estimated taxes payable associated with the taxability of the fiscal year 2000 spin-off transaction.

RESULTS OF OPERATIONS
FISCAL 2004 VERSUS FISCAL 2003 - CONTINUED

The Company's net deferred tax assets at July 3, 2004 and June 28, 2003 are reduced by valuation allowances of $10,626,000 and $7,254,000, respectively. As a result of the Company's having provided these valuation allowances for any income tax expense (benefit) that would result from the application of a statutory tax rate to the Company's net operating losses, no income tax expenses (benefit) has been recognized in fiscal year 2004, with the exception of the $1.0 million income tax benefit described above.

NET LOSS:
The $3.0 million increase in the net loss for fiscal 2004 was primarily due to the deterioration of gross margins, and was somewhat offset by a decrease in net interest expense. Each of these items is discussed above.

ORDER BACKLOG:
The $13.9 million decrease in the order backlog was primarily due to the decline in orders for the Company's commercial cotton products as a result of a high level of over capacity in the textile industry, pressure from foreign imports and inconsistent demand at retail. This decline was somewhat offset by an increase in orders for uniform fabrics used in apparel sold to the United States Department of Defense. Over the last several years, many of the Company's commercial customers have shortened lead times for delivery requirements.
Because of shortened lead-times coupled with inconsistent demand at retail, management believes that the order backlog at any given point in time may not be an indication of future sales.

ADOPTION OF ACCOUNTING STANDARDS:
In December 2003, the Financial Accounting Standards Board (FASB) revised Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," which was originally issued in January 2003, to provide guidance regarding issues arising from the implementation of FIN 46. This interpretation addresses the consolidation by business enterprises of variable interest entities, as defined in the interpretation, and sets forth additional disclosure regarding such interests. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those variable interest entities that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN 46 did not affect the Company's consolidated financial statements.

RESULTS OF OPERATIONS
FISCAL 2003 VERSUS FISCAL 2002

The following table summarizes the Company's results for Fiscal 2003 versus Fiscal 2002:

                                                                                            Increase/ (Decrease)
In thousands, except percentages                                                              From 2002 to 2003
                                                                                          --------------------------
                                                                2003             2002          $            %
                                                       -----------------------------------------------------------------
Net Sales                                                   $177,193         $174,673           $2,520         1.44 %
% of Net Sales                                                100.00%          100.00%

Gross Profit                                                  16,959            9,406            7,553        80.30%
% of Net Sales                                                  9.57%            5.38%

Selling, General and Administrative Expenses                  11,370           11,576             (206)       (1.78)%
% of Net Sales                                                  6.42%            6.63%

Impairment and Restructuring Expenses                            398            8,683           (8,285)      (95.42)%

Other Income                                                     582              480              102        21.25 %

Operating Profit (Loss)                                        5,773          (10,373)          16,146      (155.65)%
% of Net Sales                                                  3.26%           (5.94)%

Interest Expense (Net)                                         5,275            8,762           (3,487)      (39.80)%
% of Net Sales                                                  2.98%            5.02%

Gain on Extinguishment of Debt                                 3,643           16,072          (12,429)      (77.33)%

Income (Loss) Before Income Taxes                              4,141           (3,063)           7,204      (235.19)%
% of Net Sales                                                  2.34%           (1.75)%

Income Tax Expense (Benefit)                                   8,757             (958)           9,715     (1014.09)%
% of Net Sales                                                  4.94%           (0.55)%

Net Loss                                                      (4,616)          (2,105)          (2,511)      119.29%
% of Net Sales                                                 (2.61)%          (1.21)%

Net loss per share                                             (0.79)           (0.36)           (0.43)      119.44%

Order Backlog                                               $ 55,527         $ 47,813           $7,714        16.13%



NET SALES:
Unit sales were approximately the same for both fiscal 2003 and fiscal 2002. The 1.44% increase in sales for fiscal year 2003 was principally due to an increase of 2.20% in average sales price as a result of a change in product mix. At the end of fiscal year 2003, there were approximately $6.0 million in sales order deferments that remained in finished inventory as of June 28, 2003.

RESULTS OF OPERATIONS
FISCAL 2003 VERSUS FISCAL 2002 - CONTINUED

GROSS PROFIT:
The majority of the $7.6 million gross profit improvement in fiscal 2003 versus fiscal 2002 was due to lower cotton raw material costs. Also contributing to the gross profit increase were reduced manufacturing costs as a result of the cost reduction program put in place at the beginning of fiscal year 2003. These cost reductions were somewhat offset by disruption costs associated with the modernization of the Estes cotton weaving facility and continued downward pressure on sales prices caused by cotton garment manufacturers expanding their supplier base to gain more competitive prices.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
The $0.2 million decrease in this category in fiscal 2003 was due primarily to a reduction in compensation expense that was somewhat offset by increases in insurance, legal and other fixed costs.

IMPAIRMENT AND RESTRUCTURING EXPENSES:
During the year ended June 28, 2003, the Company incurred restructuring expenses of $0.4 million related to the closing of its Catawba plant, a yarn manufacturing facility in Maiden, NC. During the year ended June 29, 2002, the Company incurred impairment and restructuring expenses of $8.7 million related to the closing of its Furman plant, a weaving only facility in Fountain Inn, SC. The net book value of the closed facilities is presented as assets held for sale on the consolidated balance sheet as of June 28, 2003.

OTHER INCOME:
Other income was $0.6 million for fiscal year 2003, primarily from gains on equipment sales that occurred in the first quarter. In fiscal year 2002, other income was $0.5 million, primarily from gains on equipment sales that occurred in the fourth quarter.

OPERATING PROFIT (LOSS):
The $16.1 million improvement in operating profit was principally the result of a $7.6 million improvement in gross profit and a reduction of $8.3 million in impairment and restructuring expenses discussed above.

INTEREST EXPENSE, NET:
The $3.5 million decrease in net interest expense in fiscal 2003 versus fiscal 2002 was principally due to the purchase of a portion of Delta Mills' 9.625% Senior Notes and was somewhat offset by an increase in revolver debt at a substantially lower rate of interest. Interest expense for fiscal year 2003 also reflected $0.4 million of capitalized interest, as a result of the Company's 2003 capital expenditures.

GAIN ON EXTINGUISHMENT OF DEBT:
During fiscal 2003, Delta Mills purchased $15.9 million face amount of its 9.625% Senior Notes for $11.9 million, and incurred expenses related to the purchase of approximately $0.2 million. The Company recognized a gain of $3.6 million after the write-off of deferred loan costs of $0.2 million. During fiscal 2002, Delta Mills purchased $36.0 million face amount of its 9.625% Senior Notes for $19.4 million. The Company recognized a gain of $16.1 million after the write-off of deferred loan costs of $0.5 million.

RESULTS OF OPERATIONS
FISCAL 2003 VERSUS FISCAL 2002 - CONTINUED

INCOME TAX EXPENSE (BENEFIT):
The effective tax rate for fiscal year 2003 was 211.5% resulting in a tax expense of $8.8 million. This compares to an effective tax rate of 31.3% for fiscal year 2002 that resulted in a tax benefit of $1.0 million. The increase in the tax rate was principally due to the increase in the valuation allowance of $7,199,000 in fiscal 2003 as compared to $156,000 in fiscal year 2002. At June 28, 2003, the Company had regular tax loss carryforwards of approximately $29 million for federal purposes and $7 million for state purposes. The Federal tax loss carryforwards expire at various intervals from 2013 to 2021,while the state tax loss carryforwards expire at various intervals beginning in fiscal year 2003. At June 28, 2003, the Company's gross deferred tax assets were reduced by a valuation allowance of $7,254,000, of which $55,000 was due to expiring tax credits and $7,199,000 was due to a full, non-cash valuation allowance required because of uncertainty as to whether the Company would be able to fully utilize its net deferred tax assets before they expired.

NET LOSS: The $2.5 million, or $0.43 per common share, increase in net loss was primarily due to the effect of a $12.4 million reduction in gain on extinguishment of debt and the $7.2 million increase in the deferred tax valuation allowance partially offset by the pretax, year-to-year changes in each of the following: $7.6 million improvement in gross profit, $8.3 million reduction in impairment and restructuring expenses, and a $3.5 million reduction in net interest expense. Each of these items is discussed above.

ORDER BACKLOG:
The majority of the $7.7 million increase in order backlog was in the uniform fabrics used in apparel sold to the United States Department of Defense.


RESULTS OF OPERATIONS
LIQUIDITY AND SOURCES OF CAPITAL

SOURCES AND USES OF CASH. The Company's primary sources of liquidity are cash flow from operations and Delta Mills' revolving credit facility with GMAC. The Company generated $7.7 million in cash from operations in fiscal 2004, principally from a $7.8 million reduction in working capital, where working capital is defined as current assets less current liabilities. An $11.8 million reduction in inventory, a $5.9 million reduction in accounts receivable and a $1.7 million increase in accrued employee compensation somewhat offset by reductions in the outstanding balance on the revolving credit facility, trade accounts payable, income taxes payable and accrued and sundry liabilities accounted for the majority of the reduction in working capital. Also contributing to the Company's cash sources was $0.9 million in proceeds from the sale of unused assets. Year over year, inventory turns were approximately the same, while days sales in accounts receivable improved approximately 10%.

The Company used cash in fiscal 2004 to reduce debt and deferred compensation liabilities by $6.4 million and to fund capital expenditures of $5.1 million. Throughout the year, amounts available under the Company's revolving credit facility were used to fund short-term cash flow needs; however, for the fiscal year, repayments on the revolving credit facility exceeded borrowings by $3.5 million. Availability on the revolving credit facility was $12.5 million at July 3, 2004 and the Company was in compliance with the credit facility's financial covenants at July 3, 2004. The Company reduced debt associated with its deferred compensation plan by $2.9 million.

Capital expenditures were primarily used for the second phase of the Company's modernization project at its Delta 3 cotton finishing plant. On November 6, 2002, the Company announced that it had started a major capital project to modernize its Delta 3 cotton finishing plant in Wallace, S.C. This plan was divided into three phases. The first phase consisted of the installation of a new dye range that was completed in June of fiscal year 2003. The majority of the $6.4 million in capital expenditures for fiscal year 2003 were for this project. The second phase consisted of the installation of a new print range and a new prep range that was completed in early fiscal year 2005. The majority of the $5.1 million in capital expenditures for fiscal year 2004 were for this project. The third phase will start in fiscal year 2005 and consists of the installation of a new dye range that will be designed for wide fabric finishing. The majority of the $4.0 million capital expenditures planned for fiscal year 2005 will be spent on this project, primarily in the third and fourth quarter of fiscal year 2005, which ends on July 2, 2005. With the completion of phases one and two of this modernization plan, the Company will be positioned to provide long-term support for its government business and long-term support for an improved quality product for its commercial cotton business. The completion of phase three will further enhance the Company's ability to meet the needs of its cotton business on a cost effective and profitable basis and compete more effectively in the industry in 2005 and beyond.

With its entry into the October 2004 amendment to the GMAC revolving credit agreement described below and subject to completion of the Company's 2005 realignment discussed above, the Company believes that the cash flows generated by its operations and funds available under Delta Mills' credit facility should be sufficient to service its debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures for the next twelve months and beyond.

DELTA MILLS' 9.625% SENIOR NOTES. On August 25, 1997, Delta Mills issued $150 million of unsecured ten-year Senior Notes at an interest rate of 9.625%. These notes will mature in August 2007. At July 3, 2004, the outstanding balance of the notes was $31,941,000, unchanged from the balance at June 28, 2003. During the year ended June 28, 2003, Delta Mills acquired $15,878,000 in aggregate principal amount of its 9.625% Senior Notes for $12,060,000 (including expenses of approximately $172,000). The purchase was funded by borrowings under the Company's revolving credit facility.

THE GMAC REVOLVING CREDIT FACILITY. Delta Mills has a revolving credit facility with GMAC with a term lasting until March 2007. Borrowings under this credit facility are based on eligible accounts receivable and inventories of Delta Mills. The facility is secured by the accounts receivable, inventories and capital stock of Delta Mills. The average interest rate on the credit facility was 4.362% at July 3, 2004 and is based on a spread over either LIBOR or a base rate. Borrowings under this facility were $21.4 million and $24.9 million as of July 3, 2004 and June 28, 2003, respectively. As of July 3, 2004, the revolver availability was approximately $12.5 million, net of the $7 million availability reduction described below.

Prior to April 19, 2004, the GMAC credit facility had a maximum loan amount of $50 million, and prior to August 18, 2004 had financial covenants that required Delta Mills to comply with a maximum leverage ratio and a minimum fixed coverage charge ratio. As a result of the operating loss in the third quarter of fiscal 2004, Delta Mills was not in compliance with the maximum leverage ratio covenant at the end of that quarter. On April 19, 2004, GMAC granted Delta Mills a waiver and amendment that waived the existing default with respect to the maximum leverage ratio covenant, temporarily amended the maximum leverage ratio covenant for the fourth quarter of fiscal 2004, and temporarily eliminated the fixed charge coverage ratio covenant for the fourth quarter of fiscal 2004. Delta Mills was in compliance with these amended covenants at July 3, 2004. The April 2004 waiver and amendment also reduced Delta Mills' availability under the credit facility by $7 million for the remaining term of the facility and increased the interest rates under the credit facility by 125 basis points; however, the interest rates will revert to their pre-amendment levels if Delta Mills has net income for fiscal 2005 and no event of default exists under the credit facility. On August 18, 2004, Delta Mills entered into further amendments to the GMAC credit facility pursuant to which the maximum availability was reduced to $38 million, and the maximum leverage ratio and fixed charge coverage ratio covenants were replaced with a minimum Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) covenant. The new covenant sets required minimum EBITDA levels for each quarter of fiscal 2005 and provides that it will constitute an event of default if Delta Mills and its lender fail to agree by the end of fiscal year 2005 to minimum EBITDA levels for the remainder of the term of the revolving credit facility.

On October 18, 2004, GMAC, the lender under Delta Mills' revolving credit facility, agreed to an amendment to the financial covenants in the credit facility to reduce the required minimum EBITDA levels for each quarter of fiscal year 2005. This amendment is expected to allow the Company to remain in compliance with these covenants while executing its realignment plan.

RESTRICTIVE COVENANTS. The Delta Mills' credit facility contains restrictive covenants that restrict additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills' stock is permitted if there is no event of default and there is at least $1 of availability under the facility. The indenture pertaining to Delta Mills' 9.625% Senior Notes also contains restrictive covenants that restrict additional indebtedness, dividends, and investments by Delta Mills and its subsidiaries. The payment of dividends with respect to Delta Mills' stock is permitted if there is no event of default under the indenture and after payment of the dividend, Delta Mills could incur at least $1 of additional indebtedness under a fixed charge coverage ratio test. Dividends are also capped based on cumulative net income and proceeds from the issuance of securities and liquidation of certain investments. Delta Mills may loan funds to the Company subject to compliance with the same conditions. At July 3, 2004, Delta Mills was prohibited by these covenants from paying dividends and making loans to the Company. During the year ended July 3, 2004 and the year ended June 28, 2003, Delta Mills did not pay any dividends to the Company.

OTHER MATTERS. The Company assigns a substantial portion of its trade accounts receivable to GMAC Commercial Finance LLC (the "Factor") under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the Factor prior to shipment of goods, up to a maximum for each individual account. The assigned trade accounts receivable are recorded on the Company's books at full value and represent amounts due the Company from the Factor. There are no advances from the Factor against the assigned receivables. All factoring fees are recorded on the Company's books as incurred as a part of selling, general and administrative expenses.

On December 13, 1999, the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 1,250,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's management. During fiscal 2003 and 2002, the Company purchased approximately 100 and 12,512 shares at a cost of approximately $341 and $44,000, respectively. No such share repurchases were made in fiscal 2004.

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At July 3, 2004, minimum payments under these contracts with non-cancelable contract terms were $7.1 million.

During 1998, the Company received notices from the State of North Carolina asserting deficiencies in state corporate income and franchise taxes for the Company's 1994 - 1997 tax years. The total assessment proposed by the State amounted to $1.5 million, which included interest and penalties at that time. The assessment was delayed pending an administrative review of the case by the State. In October 2002, the State proposed a settlement in which the Company would have paid approximately 90% of the assessed amount plus a portion of certain penalties for the Company's tax years 1994 - 2000. The Company rejected this offer and continued with its appeal due to management's belief that the State's legal position is in conflict with established principles of federal constitutional law. The Company considers all exposures in determining probable amounts of payment; therefore, any payment in settlement of this matter is not expected to result in a material impact on the Company's results of operations.

CONTRACTUAL OBLIGATIONS. As of July 3, 2004, the Company had contractual obligations in the form of leases, cotton commitments, deferred compensation, debt, and related interest as follows (in thousands):

                           Payments Due by Fiscal Year

           Contractual Obligations               2005       2006        2007        2008         2009       Thereafter      Total
                                              ---------------------- ------------------------ ----------- --------------- ----------

Cotton Commitments                                 $7,093                                                                     $7,093
Deferred Compensation                               2,365     1,604          773                                               4,742
Non-Cancelable Operating Leases                       248        82           77          76          37                         520
Revolving Credit Facility                                                 21,388                                              21,388
Long-Term Debt                                                                        31,941                                  31,941
Interest Payments on Long-Term Debt                 3,074     3,074        3,074         512                                   9,734
                                              ---------------------- ------------------------ ----------- --------------- ----------
Total                                             $12,780    $4,760      $25,312     $32,529         $37              $0     $75,418
                                              ====================== ======================== =========== =============== ==========

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions.

Impairment of Long - Lived Assets: In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Estimates of future cash flows and asset selling prices are inherently uncertain. Different estimates could result in materially different carrying amounts.

Income Taxes: The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The Company recognizes deferred income taxes, net of any valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. As of July 3, 2004 and June 28, 2003, the Company did not have any deferred tax assets, net of valuation allowances and deferred tax liabilities.

The Company evaluates on a regular basis the realizability of its deferred tax assets for each taxable jurisdiction. In making this assessment, management considers whether it is more likely than not that some portion or all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in making this assessment. The Company's pre-tax operating losses in fiscal 2004 represent negative evidence, which is difficult to overcome under SFAS 109, with respect to the realizability of the Company's deferred tax assets. In addition, management monitors and assesses the need to change estimates with respect to tax exposure reserve items, resulting in income tax expense increases or decreases occurring in the period of changes in estimates.

To fully realize the deferred tax assets for net operating losses, the Company will need to generate future taxable income of approximately $38,000,000 in the United States. The Company's federal net operating loss carryforwards generally expire in varying intervals from 2013 to 2024, while state loss carryforwards expire at various intervals beginning in fiscal 2005. At July 3, 2004, the Company's gross deferred tax assets were reduced by a valuation allowance of $10,626,000. In preparing the Company's financial statements, management determined that it was more likely than not that the Company would be unable to fully utilize its net deferred tax assets before they expire. Therefore, SFAS 109 required the Company to record a full valuation allowance for its net deferred tax assets. The Company first recorded a full valuation allowance of $7,254,000 in fiscal year 2003. Primarily as a result of losses in fiscal year 2004 that increased the Company's net operating loss carryforwards, the
Company's net deferred tax assets increased during fiscal year 2004. Accordingly, the Company recorded an increase in the valuation allowance of $3,372,000 in fiscal year 2004. In addition, management monitors and assesses the need to change estimates with respect to tax exposure reserve items, resulting in income tax expense increases or decreases occurring in the period of changes in estimates.


ENVIRONMENTAL MATTERS

The Company is subject to various federal, state and local environmental laws and regulations concerning, among other things, wastewater discharges, storm water flows, air emissions, ozone depletion and solid waste disposal. The Company's plants generate very small quantities of hazardous waste, which are either recycled or disposed of off-site. Most of its plants are required to possess one or more discharge permits.

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 Finishing Plants, have experienced high nitrate levels at the spray field for these plants. The Company is working with the South Carolina Department of Health and Environmental Control ("DHEC") to address this issue. On August 5, 2004, DHEC proposed a consent agreement, which establishes a groundwater mixing zone with nitrate parameters that the Company believes it can satisfy without additional material cost or future violations. Although there is no assurance that the Company will be successful and it could face administrative penalties if it is not, the Company does not currently believe that this matter will have a material adverse impact on the Company's financial position.

In addition, the National Pollutant Discharge Elimination System ("NPDES") permit issued to the Delta 2 and Delta 3 Finishing Plants on April 1, 2004, contained a new parameter for zinc that the Company is required to meet by April 1, 2006. Discharges from nitrate recovery wells have exceeded this parameter. The Company has proposed to convert the recovery wells into monitoring wells to eliminate the zinc discharge and understands that SCDHEC is amenable to this approach. Although there is no assurance that the Company will be successful and it could be required to construct a zinc wastewater treatment feature and/or face administrative penalties if it does not, the Company does not currently believe that this matter will have a material adverse impact on the Company's financial position.

On June 30, 2000, the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site. Because of these studies, one-half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $306,000 remains in this escrow account. The Company recorded the sale net of estimated costs to remediate the property. The North Carolina Department of Environment and Natural Resources is requiring Delta Mills to install a monitoring well on an adjacent property owner's land. The adjacent owner is requesting that Delta Mills provide it with the sampling results and indemnify it from any contamination on its property. If contamination is discovered, the Company would likely face a claim for damages. At the time of this filing, management believes that the escrow is sufficient to cover any expenses related to the remediation of this property.

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

At the Mississippi site, the PRP group completed the surface removal action and investigated soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, estimates of costs to clean-up the site were $4 million, and could be higher. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, was found in the site's groundwater and at nearby drinking water wells. The EPA referred the site to the Mississippi Department of Environmental Quality ("MDEQ") in 1996. In August of 2001, MDEQ indicated to a third party that it was still considering action at the site. On June 16, 2004, MDEQ conducted a site investigation for an EPA RCRA contractor to determine if any homes around the site still used private water wells and located three such homes.

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

On January 10, 2000, the North Carolina Department of Environment and Natural Resources requested that Delta Mills, Inc., a subsidiary of the Company, accept responsibility for investigating the discharge of hazardous substances at a hazardous waste site known as the Glen Raven Mills Site, Kings Mountain, North Carolina (the "Site"). A predecessor by merger of Delta Mills, Inc., Park Yarn Mills Company, Inc. ("Park Yarn"), owned the Site for approximately six (6) years, from 1977 to 1983 (prior to the time Delta Mills, Inc. became a subsidiary of Delta Woodside Industries, Inc.) Delta Mills, Inc. is aware of no evidence that Park Yarn discharged or deposited any hazardous substance at the Site or is otherwise a "responsible party" for the Site. Further, Park Yarn filed bankruptcy and was discharged in 1983. Although no assurance can be provided, any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. Accordingly, Delta Mills, Inc. has denied any responsibility at the Site, declined to undertake any activities concerning the Site, and has not provided for any reserves for costs or liabilities attributable to Park Yarn.

Generally, the environmental rules applicable to the Company are becoming increasingly stringent. The Company incurs capital and other expenditures in each year that are aimed at achieving compliance with current and future environmental standards.

The Company does not expect that the amount of such expenditures in the future will have a material adverse effect on its operations or financial condition. There can be no assurance, however, that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. Similarly, the extent of the Company's liability, if any, for past failures to comply with laws, regulations and permits applicable to its operations cannot be determined.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk Sensitivity

As a part of the Company's business of converting fiber to finished fabric, the Company makes raw cotton purchase commitments and then fixes prices with cotton merchants who buy from producers and sell to textile manufacturers. Under these contracts, nonperformance by either the buyer or the seller may result in net cash settlement of the difference between the current market price of cotton and the contract price. The Company has not utilized the net settlement provision in the past, and does not anticipate using it in the future. The Company may seek to fix prices up to 18 months in advance of delivery. Daily price fluctuations are minimal, yet long-term trends in price movement can result in unfavorable pricing of cotton for the Company. Before fixing prices, the Company looks at supply and demand fundamentals, recent price trends and other factors that affect cotton prices. The Company also reviews the backlog of orders from customers as well as the level of fixed price cotton commitments in the industry in general. At July 3, 2004, a 10% decline in the market price of the cotton covered by the Company's fixed price contracts would have a negative impact of approximately $0.7 million on the value of the contracts. At the end of fiscal 2003, a 10% decline in the market price of the Company's fixed price contracts would have had a negative impact of approximately $0.8 million on the value of the contracts. The decline in the potential negative impact from 2003 to 2004 is due principally to current cotton commitments being at lower average prices than in fiscal 2003.

Interest Rate Sensitivity

Delta Mills' revolving credit facility with GMAC is sensitive to changes in interest rates. Interest is based on a spread over LIBOR or a base rate. An interest rate increase would have a negative impact to the extent the Company borrows against the revolving credit facility. The impact would be dependent on the level of borrowings incurred. As of July 3, 2004, an increase in the interest rate of 1% would have a negative impact of approximately $214,000 on annual interest expense. As of June 28, 2003, an increase in the interest rate of 1% would have had a negative impact of approximately $249,000 on annual interest expense. The decrease in the negative impact is due to the decreased borrowings under the revolving credit facility in fiscal 2004.

An interest rate change would not impact the Company's cash flows on the fixed rate ten-year Senior Notes.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



THE BOARD OF DIRECTORS
DELTA WOODSIDE INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. and subsidiaries as of July 3, 2004 and June 28, 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended July 3, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. and subsidiaries at July 3, 2004 and June 28, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended July 3, 2004, in conformity with U.S. generally accepted accounting principles.

                                       /s/ KPMG LLP

Greenville, South Carolina
July 30, 2004, except as to Note C, which is as of October 15, 2004

CONSOLIDATED BALANCE SHEETS
Delta Woodside Industries, Inc.

ASSETS                                                           July 3, 2004          June 28, 2003
                                                               -----------------     ------------------
CURRENT ASSETS
  Cash and cash equivalents                                            $746,000               $781,000
  Accounts receivable:
     Factor                                                          38,613,000             44,628,000
     Less allowances for returns                                         20,000                180,000
                                                               -----------------     ------------------
                                                                     38,593,000             44,448,000
  Inventories
     Finished goods                                                   6,613,000              7,711,000
     Work in process                                                 18,877,000             25,765,000
     Raw materials and supplies                                       6,889,000             10,659,000
                                                               -----------------     ------------------
                                                                     32,379,000             44,135,000

  Deferred income taxes                                                 634,000                955,000
  Prepaid expenses and other current assets                             333,000                519,000
                                                               -----------------     ------------------
                                TOTAL CURRENT ASSETS                 72,685,000             90,838,000
                                                               -----------------     ------------------

ASSETS HELD FOR SALE                                                  2,495,000              3,948,000

PROPERTY, PLANT AND EQUIPMENT, at cost
     Land and land improvements                                       1,587,000              1,587,000
     Buildings                                                       31,006,000             30,943,000
     Machinery and equipment                                        116,696,000            109,624,000
     Furniture, fixtures and office equipment                        11,948,000              9,789,000
     Leasehold improvements                                           1,030,000              1,030,000
     Construction in progress                                           765,000              4,427,000
                                                               -----------------     ------------------
                                                                    163,032,000            157,400,000
     Less accumulated depreciation and amortization                  99,907,000             90,619,000
                                                               -----------------     ------------------
                                                                     63,125,000             66,781,000

DEFERRED LOAN COSTS, less accumulated amortization
  of $5,746,000 (2004) and $5,634,000 (2003)                            347,000                459,000
OTHER ASSETS                                                             25,000                 44,000
                                                               -----------------     ------------------
TOTAL ASSETS                                                       $138,677,000           $162,070,000
                                                               =================     ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                            $ 7,927,000           $ 14,217,000
  Revolving credit facility                                          21,388,000             24,856,000
  Accrued employee compensation                                       3,144,000              1,414,000
  Income taxes payable                                                2,392,000              3,432,000
  Accrued and sundry liabilities                                      5,567,000              6,871,000
                                                               -----------------     ------------------
TOTAL CURRENT LIABILITIES                                            40,418,000             50,790,000

LONG-TERM DEBT                                                       31,941,000             31,941,000
DEFERRED COMPENSATION                                                 2,337,000              7,578,000
NONCURRENT DEFERRED INCOME TAXES                                        634,000                955,000

SHAREHOLDERS' EQUITY
  Preferred Stock
  Common Stock - par value $.01 a share - authorized
   50,000,000 shares, issued and outstanding 6,002,000
   shares (2004) and 5,862,000 shares (2003)                             60,000                 59,000
  Additional paid-in capital                                         87,073,000             86,869,000
  Accumulated deficit                                               (23,786,000)           (16,122,000)
                                                               -----------------     ------------------
TOTAL SHAREHOLDERS' EQUITY                                           63,347,000             70,806,000
                                                               -----------------     ------------------
TOTAL  LIABILITIES AND SHAREHOLDERS' EQUITY                        $138,677,000           $162,070,000
                                                               =================     ==================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
Delta Woodside Industries, Inc.

                                                              Year Ended           Year Ended           Year Ended
                                                             July 3, 2004        June 28, 2003        June 29, 2002
                                                             ------------        -------------        -------------

Net sales                                                      $174,358,000         $177,193,000         $174,673,000
Cost of goods sold                                              166,314,000          160,234,000          165,267,000
                                                           -----------------    -----------------    -----------------
GROSS PROFIT                                                      8,044,000           16,959,000            9,406,000
Selling, general and administrative expenses                     11,845,000           11,370,000           11,576,000
Impairment and restructuring expenses                               847,000              398,000            8,683,000
Other income                                                        760,000              582,000              480,000
                                                           -----------------    -----------------    -----------------
  OPERATING PROFIT (LOSS)                                        (3,888,000)           5,773,000          (10,373,000)
Other (expense) income:
  Interest expense                                               (4,784,000)          (5,275,000)          (9,025,000)
  Interest income                                                                                             263,000
  Gain on extinguishment of debt                                                       3,643,000           16,072,000
                                                           -----------------    -----------------    -----------------
                                                                 (4,784,000)          (1,632,000)           7,310,000
                                                           -----------------    -----------------    -----------------

INCOME (LOSS) BEFORE INCOME TAXES                                (8,672,000)           4,141,000           (3,063,000)
Income tax expense (benefit)                                     (1,008,000)           8,757,000             (958,000)

                                                           -----------------    -----------------    -----------------
NET LOSS                                                        $(7,664,000)         $(4,616,000)         $(2,105,000)
                                                           =================    =================    =================


Basic and diluted loss per share                                     $(1.30)              $(0.79)              $(0.36)
                                                           =================    =================    =================

Weighted average number of shares outstanding                     5,893,000            5,862,000            5,831,000
                                                           =================    =================    =================


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Delta Woodside Industries, Inc.

                                                            Common        Common       Additional
                                             Preferred      Stock         Stock         Paid-In       Accumulated
                                               Stock        Shares        Amount        Capital         Deficit         Total
                                            ------------ ------------- ------------- --------------- ------------------------------

BALANCE AT JUNE 30, 2001                             $0     5,809,231       $58,000     $86,561,000    $(9,401,000)    $77,218,000
 Incentive stock award plan, shares issued                     32,236                       177,000                        177,000
 Share repurchases                                            (12,512)                      (44,000)                       (44,000)
 Net loss                                                                                                (2,105,000)    (2,105,000)
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JUNE 29, 2002                             $0     5,828,955       $58,000     $86,694,000    $(11,506,000)   $75,246,000
                                            ============ ============= ============= =============== ==============================

 Incentive stock award plan, shares issued                     33,261         1,000         175,000                        176,000
 Share repurchases                                             (7,044)                      (24,000)                       (24,000)
 Shares issued                                                  6,944                        24,000                         24,000
 Net loss                                                                                                (4,616,000)    (4,616,000)
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JUNE 28, 2003                             $0     5,862,116       $59,000     $86,869,000    $(16,122,000)   $70,806,000
                                            ============ ============= ============= =============== ==============================

 Incentive stock award plan, shares issued                     30,836                       169,000                        169,000
 Share repurchases                                             (8,691)                      (26,000)                       (26,000)
 Shares issued                                                  8,691                        26,000                         26,000
 2004 Stock Plan,
   contingently returnable shares issued                      135,000         1,000                                          1,000
 2004 Stock Plan, forfeitures                                 (25,900)
 Contingently returnable shares earned                                                       35,000                         35,000
 Net loss                                                                                                (7,664,000)    (7,664,000)
                                            ------------ ------------- ------------- --------------- ------------------------------
BALANCE AT JULY 3, 2004                              $0     6,002,052       $60,000     $87,073,000    $(23,786,000)   $63,347,000
                                            ============ ============= ============= =============== ==============================




See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Delta Woodside Industries, Inc.

                                                                                Year Ended         Year Ended          Year Ended
                                                                              July 3, 2004      June 28, 2003       June 29, 2002
                                                                              ------------      -------------       -------------
OPERATING ACTIVITIES
  Net loss                                                                     $(7,664,000)       $(4,616,000)        $(2,105,000)
  Adjustments to reconcile net loss to net
    cash provided by (used in) operating activities:
     Depreciation                                                                8,830,000          8,979,000           9,174,000
     Amortization                                                                  112,000            135,000             370,000
     Decrease in deferred loan costs                                                                  175,000             541,000
     Discount to face value on repurchase of bonds                                                 (3,818,000)        (16,613,000)
     Impairment and restructuring expenses                                         847,000            398,000           8,683,000
     Change in deferred income taxes                                                                8,394,000            (469,000)
     Gains on disposition of property and equipment                               (253,000)          (433,000)           (356,000)
     Changes in operating assets and liabilities:
        Accounts receivable                                                      5,855,000          5,500,000         (12,382,000)
        Inventories                                                             11,756,000        (11,388,000)         10,455,000
        Other assets                                                               205,000           (497,000)            555,000
        Deferred compensation                                                   (2,920,000)           297,000             673,000
        Accounts payable and accrued expenses                                   (9,024,000)         1,397,000           1,426,000
                                                                        ------------------- ------------------ -------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                              7,744,000          4,523,000             (48,000)
                                                                        ------------------- ------------------ -------------------

INVESTING ACTIVITIES Property, plant and equipment:
       Purchases                                                                (5,146,000)        (6,442,000)         (6,496,000)
       Proceeds of dispositions                                                    861,000            807,000             429,000
                                                                        ------------------- ------------------ -------------------
NET CASH USED IN INVESTING ACTIVITIES                                           (4,285,000)        (5,635,000)         (6,067,000)
                                                                        ------------------- ------------------ -------------------

FINANCING ACTIVITIES
    Proceeds from revolving lines of credit                                    176,501,000        195,461,000          44,979,000
    Repayments on revolving lines of credit                                   (179,969,000)      (181,970,000)        (33,614,000)
    Repurchase and retirement of long-term debt                                                   (11,888,000)        (19,383,000)
    Repurchase of common  stock                                                    (26,000)           (24,000)            (44,000)
                                                                        ------------------- ------------------ -------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             (3,494,000)         1,579,000          (8,062,000)
                                                                        ------------------- ------------------ -------------------

INCREASE (DECREASE)  IN CASH AND CASH EQUIVALENTS                                  (35,000)           467,000         (14,177,000)

Cash and cash equivalents at beginning of year                                     781,000            314,000          14,491,000
                                                                        ------------------- ------------------ -------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $746,000           $781,000            $314,000
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

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries (all of which are wholly-owned). All significant intercompany balances and transactions have been eliminated in consolidation.

BUSINESS SEGMENTS: The Company's operations, all within the textile industry, are considered a single business segment.

CASH EQUIVALENTS: The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market determined using the first-in first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed using the straight-line method for financial reporting based on estimated useful lives of three to thirty-two years, but predominantly over seven to fourteen years.

DEFERRED LOAN COSTS: Deferred loan costs are being amortized over the life of the related debt, which is primarily ten years.

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets held for sale are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Prior to June 30, 2002, the impairment of long-lived assets was accounted for in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

REVENUE RECOGNITION: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

INCOME TAXES: Deferred income taxes, net of the established valuation allowance, are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and net operating losses and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER COMMON SHARE: Basic earnings per common share is calculated assuming no dilution. Diluted earnings per common share is calculated using the number of weighted average common shares, as adjusted for the incremental shares attributable to dilutive potential common stock (stock options). Dilutive potential common stock did not have an impact on weighted average shares outstanding for any of the periods presented and do not affect the calculation of earnings per share.

STOCK-BASED COMPENSATION

The Company applies the intrinsic value-based method of accounting for its stock option plans, in accordance with the provisions of Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25), and related interpretations. Under this method, compensation expense for stock options is recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. Compensation expense for the Company's incentive stock award programs is approximately the same under APB 25 as it would under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). If the Company had determined compensation expense at fair value for stock options, as under SFAS No. 123, the Company's net loss and loss per share would have been as follows:

(In thousands, except per share data)                       Year Ended               Year Ended              Year Ended
                                                            July 3, 2004             June 28, 2003           June 29, 2002
                                                            -----------------        ------------------      -----------------
Net loss, as reported                                    $           (7,664)      $            (4,616)    $           (2,105)

Add stock based employee compensation expense
included in reported net loss, net of tax                                40                       280                    136

Less total stock based compensation expense
   determined under fair value based method, net
   of related tax effects                                               (40)                     (797)                  (491)
                                                            -----------------        ------------------      -----------------
Pro forma net loss                                       $           (7,664)      $            (5,133)    $           (2,460)
                                                            -----------------        ------------------      -----------------
Loss per share:
Basic and diluted - as reported                          $            (1.30)      $             (0.79)    $            (0.36)
                                                            =================        ==================      =================

Basic and diluted - pro forma                            $            (1.30)      $             (0.88)    $            (0.42)
                                                            =================        ==================      =================


ENVIRONMENTAL COSTS: Environmental compliance costs, including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued when remedial efforts are probable, and the cost can be reasonably estimated.

COTTON PROCUREMENT: The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are settled by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and it is estimated that the costs of cotton are not recoverable in future sales of finished goods, the differential is charged to income at that time. The Company's management has determined that its cotton buying contracts meet the criteria for exclusion under the normal purchases and normal sales exemption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", and its related amendments.

RECENT ACCOUNTING PRONOUNCEMENTS: In April 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 145, "Rescission of FASB Statements Nos. 4 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, Statement No. 145, through the rescission of Statement No. 4, no longer requires extraordinary item treatment for gains and losses from the extinguishment of debt, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria established in APB 30. The Statement was effective for fiscal years beginning after May 15, 2002 and requires the reclassification of prior period items that do not meet the extraordinary item classification criteria in APB 30. Upon adoption, the Company reclassified all extraordinary gains recognized for the early extinguishment of debt as a component of income (loss) before income taxes for all financial statement periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of the Company's financial instruments, except for those disclosed in Note C, approximate their estimated fair values due to either the short-term maturities of such instruments or minor interest rate differentials.

ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2003 and 2002 each consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks.

NOTE B -- ACCOUNTS RECEIVABLE AND MAJOR CUSTOMERS

The Company assigns a substantial portion of its trade accounts receivable to GMAC Commercial Credit LLC (the Factor) under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the Factor prior to shipment of goods, up to a maximum for each individual account. The assigned trade accounts receivables are recorded on the Company's books at full value and represent amounts due to the Company from the Factor. There are no advances from the Factor against the assigned receivables. All factoring fees are recorded on the Company's books as incurred as a part of selling, general and administrative expenses.

The Company's accounts receivable are due from many companies that produce apparel products. Credit risk for the receivables generally remains with the Factor under the terms of the factoring agreement.

For fiscal year 2004, the Company had two customers, V.F. Corporation, and Levi-Strauss, which exceeded 10% of consolidated net sales. The Company's net sales to these customers totaled $45 million, or approximately 26%, of net sales in fiscal 2004. For fiscal year 2003, the Company had three customers, Levi-Strauss, Haggar Apparel and V.F. Corporation, net sales to each of which exceeded 10% of consolidated net sales. The Company's net sales to these customers totaled $71 million, or approximately 40%, of net sales in fiscal year 2003. For fiscal year 2002, the Company had two customers, Levi-Strauss and V.F. Corporation, net sales to each of which each exceeded 10% of consolidated net sales. The Company's aggregate net sales to these customers were $63 million, or approximately 36%, of net sales for fiscal year 2002. The foregoing amounts include sales directly to subcontractors of the named apparel companies. In addition, during fiscal years 2004, 2003, and 2002, net sales of military fabrics to apparel customers accounted for approximately 44%, 33%, and 31%, respectively, of the Company's total net sales. The loss of any of these accounts could have a material adverse effect on the results of the Company.


NOTE C -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS

On August 25, 1997, a wholly owned subsidiary of the Company, Delta Mills, Inc. ("DMI" or "Delta Mills"), issued $150 million of unsecured ten-year Senior Notes at an interest rate of 9.625%. These notes will mature in August 2007. At July 3, 2004, the outstanding balance of the notes was $31,941,000, unchanged from the balance at June 28, 2003.

Delta Mills has a revolving credit facility with GMAC with a term lasting until March 2007. Borrowings under this credit facility are based on eligible accounts receivable and inventories of Delta Mills. The facility is secured by the accounts receivable, inventories and capital stock of Delta Mills. The average interest rate on the credit facility was 4.362% at July 3, 2004 and is based on a spread over either LIBOR or a base rate. Borrowings under this facility were $21.4 million and $24.9 million as of July 3, 2004 and June 28, 2003, respectively. As of July 3, 2004, the revolver availability was approximately $12.5 million, net of the $7 million availability reduction described below.

Prior to April 19, 2004, the GMAC credit facility had a maximum loan amount of $50 million, and prior to August 18, 2004 had financial covenants that required Delta Mills to comply with a maximum leverage ratio and a minimum fixed coverage charge ratio. As a result of the operating loss in the third quarter of fiscal 2004, Delta Mills was not in compliance with the maximum leverage ratio covenant at the end of that quarter. On April 19, 2004, GMAC granted Delta Mills a waiver and amendment that waived the existing default with respect to the maximum leverage ratio covenant, temporarily amended the maximum leverage ratio covenant for the fourth quarter of fiscal 2004, and temporarily eliminated the fixed charge coverage ratio covenant for the fourth quarter of fiscal 2004. Delta Mills was in compliance with these amended covenants at July 3, 2004. The April 2004 waiver and amendment also reduced Delta Mills' availability under the credit facility by $7 million for the remaining term of the facility and increased the interest rates under the credit facility by 125 basis points; however, the interest rates will revert to their pre-amendment levels if Delta Mills has net income for fiscal 2005 and no event of default exists under the credit facility. On August 18, 2004, Delta Mills entered into further amendments to the GMAC credit facility pursuant to which the maximum availability was reduced to $38 million, and the maximum leverage ratio and fixed charge coverage ratio covenants were replaced with a minimum Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) covenant. The new covenant sets required minimum EBITDA levels for each quarter of fiscal 2005 and provides that it will constitute an event of default if Delta Mills and its lender fail to agree by the end of fiscal year 2005 to minimum EBITDA levels for the remainder of the term of the revolving credit facility.

On October 18, 2004, GMAC, the lender under Delta Mills' revolving credit facility, agreed to an amendment to the financial covenants in the credit facility to reduce the required minimum EBITDA levels for each quarter of fiscal year 2005.

The Delta Mills credit facility contains restrictive covenants that restrict additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills' stock is permitted if there is no event of default and there is at least $1 of availability under the facility. The indenture pertaining to Delta Mills' 9.625% Senior Notes also contains restrictive covenants that restrict additional indebtedness, dividends, and investments by Delta Mills and its subsidiaries. The payment of dividends with respect to Delta Mills' stock is permitted if there is no event of default under the indenture and after payment of the dividend, Delta Mills could incur at least $1 of additional indebtedness under a fixed charge coverage ratio test. Dividends are also capped based on cumulative net income and proceeds from the issuance of securities and liquidation of certain investments. Delta Mills may loan funds to the Company subject to compliance with the same conditions. At July 3, 2004, Delta Mills was prohibited by these covenants from paying dividends and making loans to the Company. During the years ended July 3, 2004, June 28, 2003, and June 29, 2002, Delta Mills did not pay any dividends to the Company.

During fiscal year 1997, the Company acquired certain machinery and equipment under non-cancelable operating leases in connection with the modernization project in the woven fabrics division. The terms provided for total lease payments of $14 million over a period of five years. The lease purchase options were exercised and closed as of December 31, 2001. Rent expense relating to all non-cancelable operating leases of the Company was approximately $466,000, $435,000 and $1,733,000 for fiscal 2004, 2003 and 2002, respectively.

Total interest expense incurred by the Company was $4,784,000, $5,275,000 and $9,025,000 for fiscal years 2004, 2003, and 2002, respectively, net of $46,000 and $0.4 million of capitalized interest in fiscal years 2004 and 2003, respectively. There was no interest capitalized in fiscal year 2002. Total interest paid during fiscal years 2004, 2003, and 2002 was $4,781,000, $5,778,000 and $10,263,000, respectively.

At July 3, 2004, the carrying value of the Senior Notes was $31,941,000. The last period of meaningful trading activity for these notes was the Dutch Auction in 2003, when the Company repurchased a principal amount of $12,798,000 at $790 per $1,000 principal amount. Management believes that the notes are not widely held and there is very little if any trading activity. Recent indications of interest in the marketplace have ranged in value from $500 to $800 per $1,000 principal amount.

The fair value of the revolving credit facility approximates its carrying value as of July 3, 2004 due to the variable interest rate provision of the facility.

Aggregate principal maturities of all long-term debt and minimum payments under non-cancelable operating leases are as follows:

                                      Long-Term Debt       Operating Leases
        Fiscal Year
                       2005                                        $248,000
                       2006                                          82,000
                       2007                                          77,000
                       2008               31,941,000                 76,000
                       2009                                          37,000
                                  -------------------     ------------------
        Total                            $31,941,000               $520,000
                                  ===================     ==================


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

Under the terms of the Previous Plan, the options generally became exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. Pursuant to an amendment to the Previous Plan entered into in connection with the spin off of Delta Apparel and Duck Head, the vesting of outstanding options was accelerated during fiscal 2000. Accordingly, all 89,973 options outstanding became exercisable. Under the terms of the Current Plan, each option granted during fiscal 2001 vested with respect to one-third of the shares on June 30 in each of 2001, 2002 and 2003 and each third expires ten years from the corresponding vesting date.

Any excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options vest. No compensation expense was recognized for stock options during 2004, 2003 or 2002.

A summary of the Company's stock option status and activity is presented below:

                                                        July 3, 2004              June 28, 2003              June 29, 2002
                                                  -------------------------  -------------------------  -------------------------
                                                                Weighted                   Weighted                   Weighted
                                                                 Average                    Average                    Average
                                                     Shares       Price         Shares       Price         Shares       Price
                                                  -------------------------  -------------------------  -------------------------
Outstanding at Beginning of Year                       381,035       $6.83        413,197       $7.09      423,926         $7.15


Granted                                                               N/A                        N/A                         N/A

Exercised                                                             N/A                        N/A                         N/A

Forfeited
                                                       (10,125)      $9.88        (32,162)     $10.25      (10,739)        $9.49

                                                  -------------------------  -------------------------  -------------------------

Outstanding at End of Year                             370,910       $6.75        381,035       $6.83      413,197         $7.09
                                                  =========================  =========================  =========================

Option price range - End of Year                                     $6.75             $6.75 to $9.88            $6.75 to $13.50

Option price range - Exercised Shares                                  N/A                        N/A                        N/A


Options available for grant - End Of Year                           45,840                     45,840                     43,341


Options Exercisable - End of Year                                  370,910                    257,537                    166,202

Weighted average fair value - Options Granted                          N/A                        N/A                        N/A





The following table summarizes information about stock options outstanding at July 3, 2004:

                                           Options Outstanding                                  Options Exercisable
                        -----------------------------------------------------------    --------------------------------------
        Range of             Number       Weighted Average     Weighted Average             Number       Weighted Average
        Exercise          Outstanding         Remaining           Exercisable            Exercisable        Exercisable
         Prices            at 7/3/04            Life                 Price                at 7/3/04            Price
-----------------------------------------------------------------------------------    --------------------------------------
         $6.75             370,910            8.0 Years              $6.75                 370,910             $6.75



INCENTIVE STOCK PLAN

The Company's Incentive Stock Award Plan, (the "Plan"), was approved by the shareholders in fiscal 2001. The Plan gives the Company the right to grant awards for up to 166,750 shares of Common Stock to employees. Awards were granted during 2001 to purchase up to 166,667 shares. During fiscal 2003, 2002 and 2001, awards to purchase 608, 1,600 and 5,126 shares, respectively, were forfeited.

Under the Incentive Stock Award Plan, awards are granted for the right to purchase shares for $0.01 per share. Awards issued pursuant to the Plan may include both employee service awards and performance based awards dependent upon the achievement of certain performance goals over a three-year period. Service awards, which account for 100,000 of the shares granted in 2001, vest with respect to one third of the shares on the last day of the fiscal year in each of 2001, 2002, and 2003. Compensation expense for service awards is based upon the grant date market price and is recognized over the vesting period. Awards based upon the achievement of certain performance goals account for 66,667 of the awards granted in 2001. Compensation expense (income) is recorded over the three-year performance period and is based upon estimates of performance levels. Compensation expense for the Company's service awards under the Incentive Stock Award Plan, including related tax assistance, was $(26,000), $280,000, and $198,000 for fiscal years 2004, 2003 and 2002, respectively. No compensation expense was recognized for performance based awards during 2004, 2003 or 2002. At July 3, 2004, there were no grants outstanding under the Incentive Stock Award Plan, and shares available for grant were 7,417.


2004 STOCK PLAN

The Company's 2004 Stock Plan was approved by the Company's shareholders on November 6, 2003. The Stock Plan permits the Company to grant restricted stock awards and phantom stock awards for up to an aggregate maximum of 240,000 shares of the Company's common stock. The Company granted awards for 135,000 shares of restricted stock and 90,000 shares of phantom stock awards during December of 2003. During fiscal 2004, 3,400 shares of restricted stock and 2,266 shares of phantom stock awards were forfeited because of the termination of recipients' employment. An additional 22,500 shares of restricted stock and 15,000 shares of phantom stock awards were forfeited during fiscal 2004 as a result of the Company's failure to meet the required performance criteria for fiscal 2004.

All awards granted are subject to vesting conditions, including conditions based on continued employment with the Company (fifty percent of the awards) and performance-based conditions (fifty percent of the awards). One third of the shares subject to vesting based on continued employment will vest on the last day of each of fiscal years 2004, 2005 and 2006. Compensation expense for restricted stock awards based on continued employment is based on grant date market price and is recognized over the vesting period. Compensation expense for phantom stock awards based on continued employment is based on the stock price at the end of the reporting period and is recognized over the vesting period. The shares subject to vesting based on performance will vest if certain targets are attained for net income and return on assets in each of fiscal years 2004, 2005 and 2006. Compensation expense for awards based on continued employment for fiscal 2004 was $66,000. Compensation expense for stock awards based on performance is based on the Company's projections of likely attainment of the performance criteria and stock price at the end of its reporting period and is recognized over the vesting period. No compensation expense for awards based on performance was recognized in fiscal 2004. A participant in the plan may not transfer shares issued under the plan prior to the fifth anniversary of the date the shares first vested. To the extent that an award is forfeited, any shares subject to the forfeited portion of the award will again become available for issuance under the Stock Plan. At the end of fiscal 2004, 24,000 shares were available for grant.

STOCK REPURCHASE PLAN

On December 13, 1999, the Company announced that its Board of Directors had approved a plan to purchase from time to time up to an aggregate of 1,250,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. To date, 12,612 shares have been repurchased under this plan. During fiscal 2003 and 2002, the Company purchased approximately 100 and 12,512 shares at a cost of approximately $341 and $44,000, respectively. No such share repurchases were made in fiscal year 2004.

PREFERRED STOCK

The  shareholders  have  authorized  the  Board of  Directors  to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.


NOTE E -- INCOME TAXES

For fiscal 2004, the Company had a regular taxable loss of $9.0 million and alternative minimum taxable loss of approximately $11.1 million. At July 3, 2004, the Company had regular tax loss carryforwards of approximately $38.4 million for federal purposes and $7 million for state purposes. The Federal loss carryforwards expire at various intervals from 2013 to 2024, while the state loss carryforwards expire at various intervals beginning in fiscal 2005.

The Company's gross deferred tax assets are reduced by valuation allowances of $10,626,000 and $7,254,000 at July 3, 2004 and June 28, 2003, respectively. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. The Company's management believes that it is more likely than not that the Company will be unable to fully utilize its net deferred tax assets before they expire and, consequently, has recognized a full valuation allowance on its net deferred tax assets at both July 3, 2004 and June 28, 2003. There was an increase in the valuation allowance of $3,372,000, $7,199,000, and $156,000 for fiscal years 2004, 2003, and 2002, respectively.


Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                          2004                 2003
                                                      --------------  ------------------
Assets:
       Net operating loss carryforwards                 $14,087,000         $10,575,000
       Tax credit carryforwards                           3,735,000           3,611,000
       Deferred compensation                              1,926,000           3,026,000
       Health claims and worker's compensation              966,000           1,120,000
       Accrued compensation                                 199,000             263,000
       Inventories                                                               62,000
       Other                                                248,000             317,000
                                                      --------------  ------------------
       Gross deferred tax assets                         21,161,000          18,974,000
       Valuation allowance                             (10,626,000)         (7,254,000)
                                                      --------------  ------------------
       Net deferred tax assets                           10,535,000          11,720,000

Liabilities:
       Depreciation                                      10,483,000          11,720,000
       Inventories                                           52,000
                                                      --------------  ------------------
       Deferred tax liabilities                          10,535,000          11,720,000
                                                      --------------  ------------------
       Net deferred taxes                                        $0                  $0
                                                      ==============  ==================


Significant components of the provision for income tax expense (benefit) are as follows:

                                                                  2004             2003              2002
                                                             ---------------   --------------   ---------------
Current:
       Federal Income Taxes                                    $(1,008,000)        $ (45,000)
       State Income Taxes                                                            408,000           $18,000
                                                             ---------------   --------------    --------------
       Total Current                                            (1,008,000)          363,000            18,000

Deferred:
       Federal income taxes                                                        8,341,000          (793,000)
       State income taxes                                                             53,000          (183,000)
                                                             ---------------   --------------   ---------------
       Total Deferred                                                              8,394,000          (976,000)
                                                             ---------------   --------------   ---------------

The total provision for income taxes                           $(1,008,000)       $8,757,000        $ (958,000)
                                                             ===============   ==============   ===============


The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rates is as follows:



                                                                              2004              2003             2002
                                                                        ----------------- ----------------- ---------------

Income tax expense (benefit) at statutory rates                             $(3,035,000)        $1,449,000    $ (1,072,000)
State tax expense (benefit), net of federal benefit                            (307,000)           107,000        (107,000)
Income tax benefit due to changes in estimated exposure items                (1,008,000)
Valuation allowance adjustments                                               3,372,000          7,199,000         156,000
Other                                                                           (30,000)             2,000          65,000
                                                                        ----------------- ----------------- ---------------
                                                                            $(1,008,000)        $8,757,000      $ (958,000)
                                                                        ================= ================= ===============


The Company made tax payments of $51,000, $165,000 and $9,000 during fiscal years 2004, 2003 and 2002, respectively.


NOTE F -- EMPLOYEE BENEFIT PLANS

Eligible employees participate in the Delta Woodside Industries, Inc. 401(k) plan. During fiscal 2004, 2003 and 2002, the Company contributed $556,000, $617,000 and $574,000, respectively, to the 401(k) plan to match employee contributions.

The Company has a Deferred Compensation Plan that permitted certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributed after retirement, disability or employment termination. As of July 3, 2004 and June 28, 2003, the Company's liability was $4,665,000 and $7,578,000, respectively. The ability of participants to add to their accounts under this plan was effectively discontinued pursuant to an amendment described below.

On January 16, 2004, based on the recommendation of Delta Woodside's Compensation Committee, the Board (with Mr. Garrett abstaining) approved an amendment of the Company's deferred compensation plan. The deferred compensation plan amendment provided that each participant's deferred compensation account will be paid to the participant upon the earlier of the participant's termination of employment or in accordance with a schedule of payment that will pay approximately 40%, 30%, 20% and 10% of the participant's current account on February 15 of 2004, 2005, 2006 and 2007, respectively. Any such February 15 payment will be conditioned on there being no default under the Delta Mills Senior Note Indenture or the Company's revolving credit facility and on compliance with the fixed charge coverage ratio test in the Senior Note Indenture for the most recently ended four full fiscal quarters, determined on a pro forma basis. As a result of this amendment to the deferred compensation plan, approximately $2.3 million, which represents the February 15, 2005 payment, plus distributions anticipated to occur in the next twelve months due to participant retirements, has been reclassified on the consolidated balance sheet at July 3, 2004 from deferred compensation to accrued employee compensation in current liabilities. The first payment of approximately $3.1 million was made in February 2004.

NOTE G -- COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At July 3, 2004, minimum payments under these contracts with non-cancelable contract terms were approximately $7.1 million.

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 Finishing Plants, have experienced high nitrate levels at the spray field for these plants. The Company is working with the South Carolina Department of Health and Environmental Control ("DHEC") to address this issue. On August 5, 2004, DHEC proposed a consent agreement, which establishes a groundwater mixing zone with nitrate parameters that the Company believes it can satisfy without additional, material cost or future violations. Although there is no assurance that the Company will be successful and it could face administrative penalties if it is not, the Company does not currently believe that this matter will have a material adverse impact on the Company's financial position.

In addition, the National Pollutant Discharge Elimination System ("NPDES") permit issued to the Delta 2 and Delta 3 Finishing Plants on April 1, 2004, contained a new parameter for zinc that the Company is supposed to meet by April 1, 2006. Discharges from nitrate recovery wells have exceeded this parameter. The Company has proposed to convert the recovery wells into monitoring wells to eliminate the zinc discharge and understands that SCDHEC is amenable to this approach. Although there is no assurance that the Company will be successful and it could be required to construct a zinc wastewater treatment feature and/or face administrative penalties if it does not, the Company does not currently believe that this matter will have a material adverse impact on the Company's financial position.

On June 30, 2000, the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site. Because of these studies, one-half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $306,000 remains in this escrow account. The Company recorded the sale net of estimated costs to remediate the property. The North Carolina Department of Environment and Natural Resources is requiring Delta Mills to install a monitoring well on an adjacent property owner's land. The adjacent owner is requesting that Delta Mills provide it with the sampling results and indemnify it from any contamination on its property. If contamination is discovered, the Company would likely face a claim for damages. At the time of this filing, management believes that the escrow is sufficient to cover any expenses related to the remediation of this property.

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

At the Mississippi site, the PRP group completed the surface removal action and investigated soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, estimates of costs to clean-up the site were $4 million, and could be higher. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, was found in the site's groundwater and at nearby drinking water wells. The EPA referred the site to the Mississippi Department of Environmental Quality ("MDEQ") in 1996. In August of 2001, MDEQ indicated to a third party that it was still considering action at the site. On June 16, 2004, MDEQ conducted a site investigation for an EPA RCRA contractor to determine if any homes around the site still used private water wells and located three such homes.

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

During 1998, the Company received notices from the State of North Carolina asserting deficiencies in state corporate income and franchise taxes for the Company's 1994 - 1997 tax years. The total assessment proposed by the State amounted to $1.5 million, which included interest and penalties at that time. The assessment was delayed pending an administrative review of the case by the State. In October 2002, the State proposed a settlement in which the Company would have paid approximately 90% of the assessed amount plus a portion of certain penalties for the Company's tax years 1994 - 2000. The Company rejected this offer and continued with its appeal due to management's belief that the State's legal position is in conflict with established principles of federal constitutional law. The Company considers all exposures in determining probable amounts of payment; therefore, any payment in settlement of this matter will not result in a material impact on the Company's results of operations.

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

NOTE H -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended July 3, 2004 and June 28, 2003.

2004 Quarter Ended
(In thousands, except per share data)                       September 27        December 27         March 27           July 3
                                                            ------------        -----------         --------           ------

Net sales                                                        $42,581             $48,500          $37,919           $45,358

Gross profit                                                         619               4,413            1,678             1,334

Net income (loss)                                                 (3,141)                660           (2,333)           (2,850)

Basic and diluted earnings (loss) per
                share of common stock                              (0.53)               0.11            (0.40)            (0.48)


2003 Quarter Ended
(In thousands, except per share data)                       September 28        December 28         March 29          June 28
                                                            ------------        -----------         --------          -------

Net sales                                                        $46,179             $35,853          $46,489           $48,672

Gross profit                                                       5,545               3,685            2,840             4,889

Net income (loss)                                                  1,422                 293           (1,100)           (5,231)

Basic and diluted earnings (loss) per
              share of common stock                                 0.24                0.05            (0.19)            (0.89)

The Company recorded a $1.0 million tax benefit in the quarter ended July 3, 2004, as a result of a change in estimated taxes payable associated with the taxability of the fiscal year 2000 spin-off transaction. The Company recorded a $7.2 million increase to the valuation allowance for its net deferred tax assets for the quarter ended June 28, 2003, as a result of deteriorating business conditions.

NOTE I - GAIN ON EXTINGUISHMENT OF DEBT

During fiscal 2003, the Company's subsidiary Delta Mills, purchased $15,878,000 face amount of its 9.625% Senior Notes for $12,060,000 including expenses of approximately $172,000. The Company recognized a gain of $3,643,000 after the write-off of deferred loan costs of $175,000. During fiscal 2002, Delta Mills purchased $35,996,000 face amount of its 9.625% Senior Notes for $19,383,000 including expenses of approximately $500,000. The Company recognized a gain of $16,072,000 after the write-off of deferred loan costs of $541,000. Delta Mills did not purchase any of its 9.625% Senior Notes during fiscal year 2004, and there was no gain on extinguishment of debt in fiscal year 2004.


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

During the year ended June 29, 2002, the Company recorded an impairment and restructuring charge of $8.7 million, on a pretax basis, associated with the closing of the Furman Plant as announced on August 22, 2001. The Company recorded an $8.2 million non-cash asset impairment charge to reflect the property and equipment at the Furman Plant at its estimated fair value, less selling costs. The carrying amount of these assets was reduced to approximately $3,923,000. The balance of the charge was approximately $0.5 million of accrued expenses for involuntary termination costs associated with the 122 employees terminated as a result of the plant closing. Production at the Furman facility ceased in October of 2001 and the Company is in the process of liquidating the assets associated with this facility

On August 24, 2004, Delta Mills contracted to sell the Furman Plant real property for expected net proceeds of approximately $1.8 million. The sales price, net of selling costs, under the contract was approximately $847,000 less than the carrying amount of the asset on the Company's books. Based on this information relative to the fair value of the property at July 3, 2004, the Company recorded an impairment charge of approximately $847,000 for the fourth quarter of fiscal 2004. The sale was subject to closing conditions, and the prospective purchaser has since terminated the proposed sale as permitted by the contract. The Company has lowered its offering price for the property to reflect the price in the terminated contract.

During fiscal 2004 and fiscal 2003, the Company paid $342,000 and $196,000, respectively, in restructuring costs and has a remaining liability of $0 and $342,000 as of July 3, 2004 and June 28, 2003, respectively.

As of July 3, 2004 and June 28, 2003 the Company had $2.5 million and $3.9 million, respectively, in assets held for sale related to the closing of the Catawba facility and the Furman plant.


                               CORPORATE DIRECTORY

              OPERATING COMPANY OF DELTA WOODSIDE INDUSTRIES, INC.
                                   DELTA MILLS
                                  P.O. Box 6126
                               100 Augusta Street
                              Greenville, SC 29606

BOARD OF DIRECTORS                                                CORPORATE OFFICERS
------------------                                                ------------------
C.C. GUY  (1) (2)                                                 William F. Garrett
Retired businessman                                               President and Chief Executive Officer

WILLIAM F. GARRETT                                                William H. Hardman, Jr.
President and Chief Executive Officer                             Vice President, Chief Financial Officer,
Delta Woodside Industries, Inc.                                   Secretary and Treasurer

J. PATRICK DANAHY Donald C. Walker
Vice President of Quality Control, Delta Mills, Inc.              Vice President, Controller and Assistant Secretary

MICHAEL R. HARMON (1) (2) (3)
Consultant and Real Estate Investor
                                                                  FORM 10-K
                                                                  Upon written request, the Company will furnish
DR. MAX LENNON (1) (2) (3) (4)                                    without charge to any Delta Woodside  Shareholder
President, Education and Research Services                        a copy of the Company's Annual Report
on Form
                                                                  10-K for the fiscal year ended July 3, 2004
E. ERWIN  MADDREY,  II (2) (4)                                    including  financial  statements  and  financial
President, Maddrey & Associates                                   statement schedules, but excluding exhibits.
(Investment and Consulting)

BUCK A. MICKEL (2) (4)                                            Requests should be directed to:
President and CEO, RSI Holdings, Inc.                                William H. Hardman, Jr.
(Provider of labor for manufacturers)                                Vice President, Chief Financial Officer,
                                                                     Secretary and Treasurer
(1)  Member Audit Committee                                          P.O. Box 6126
(2)  Member Compensation Committee                                   100 Augusta Street
(3)  Member Compensation Grants Committee                            Greenville, SC  29606
(4)  Member Governance Committee

    ANNUAL MEETING                                                DELTA WOODSIDE INDUSTRIES, INC.
    The Annual Meeting of Shareholders of                         (864) 255-4100
    Delta Woodside Industries, Inc. will be                       P.O. Box 6126
    held on Monday, November 22, 2004, at                         100 Augusta Street
    2:00 p.m., at the Warehouse Theatre,                          Greenville, SC  29606
    37 Augusta Street, Greenville, SC  29601
