Form 10-K, Exhibit 13
period 2005-07-02
DELTA WOODSIDE INDUSTRIES INC /SC/
filed 2005-09-30
CIK 806624

[DELTA WOODSIDE INDUSTRIES, INC. LOGO OMITTED]

                TABLE OF CONTENTS                   PAGE NUMBER
Common Stock Market Prices and Dividends              Inside Front Cover
Selected Financial Data                               Page 2
Management's Discussion and Analysis                  Page 3
Report of KPMG LLP                                    Page 29
Consolidated Financial Statements                     Page 30
Corporate Directory                                   Inside Back Cover

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

FISCAL QUARTERS:             2005         2005           2004             2004
                             High          Low           High             Low
First Quarter              $1.2500       $0.6000        $3.6500         $2.7400
Second Quarter              0.9100        0.5500         2.7000          1.4200
Third Quarter               0.9000        0.6300         3.2100          1.6400
Fourth Quarter              0.8500        0.6000         2.8000          1.1100

Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2005 and 2003 each consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks.

As of September 28, 2005, there were approximately 1,700 holders of record of the Company's Common Stock.

Dividend payments depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. During the first quarter of fiscal year 2000, the Company suspended payments of dividends. The Company does not currently plan to pay dividends in the foreseeable future. For a description of the loan covenant restrictions that limit the payment of dividends by the Company, and the transfer of funds to the Company by its subsidiaries, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Liquidity and Sources of Capital".


SELECTED FINANCIAL DATA
IN THOUSANDS EXCEPT PER SHARE DATA

         OPERATING DATA:                                              2005       2004        2003        2002         2001
                                                                      ----       ----        ----        ----         ----
NET SALES                                                            $157,863    $174,358    $177,193    $174,673     $212,960

GROSS PROFIT (LOSS)                                                   (1,457)       8,044      16,959       9,406       16,184

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                            9,564      11,845      11,370      11,576       14,544

IMPAIRMENT AND RESTRUCTURING EXPENSES                                  12,077         847         398       8,683

OTHER INCOME                                                              427         760         582         480          274

OPERATING PROFIT (LOSS)                                               (22,671)     (3,888)      5,773     (10,373)       1,914

INTEREST EXPENSE, NET                                                   5,246       4,784       5,275       8,762       10,491

GAIN ON EXTINGUISHMENT OF DEBT                                            500                   3,643      16,072        2,458

INCOME (LOSS) BEFORE INCOME TAXES                                     (27,417)     (8,672)      4,141      (3,063)      (6,119)

INCOME TAX EXPENSE (BENEFIT)                                                       (1,008)      8,757        (958)      (2,198)

NET LOSS                                                              (27,417)     (7,664)     (4,616)     (2,105)      (3,921)

BALANCE SHEET DATA:
LONG-TERM DEBT                                                         30,941      31,941      31,941      47,819       83,815
TOTAL DEBT                                                             59,385      53,329      56,797      59,184       83,815
SHAREHOLDERS' EQUITY                                                   35,989      63,347      70,806      75,246       77,218
TOTAL ASSETS                                                          117,567     138,677     162,070     165,880      190,516

COMMON STOCK DATA (PER SHARE):
BASIC AND DILUTED LOSS PER SHARE                                        (4.61)      (1.30)      (0.79)      (0.36)       (0.66)

WEIGHTED AVERAGE SHARES OUTSTANDING                                     5,948       5,893       5,862       5,831        5,959

ENDING SHARES OUTSTANDING                                               6,015       6,002       5,862       5,829        5,809

The foregoing information is qualified by reference to and should be read in conjunction with our audited consolidated financial statements and related notes and other financial information included elsewhere in this report. The audit report of KPMG LLP includes an explanatory paragraph and Note C of our audited consolidated financial statements includes information regarding certain circumstances that raise substantial doubt about the Company's ability to continue as a going concern.

All share and per share information has been restated to reflect the 4:1 reverse stock split which was effective February 5, 2002. Certain amounts prior to fiscal year 2003 have been reclassified to reflect the Company's adoption in fiscal year 2003 of SFAS 145 pertaining to the treatment of gain on retirement of debt. These reclassifications did not affect net loss or shareholders' equity. See Note J to the consolidated financial statements for a discussion of restructuring and impairment charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The Company, through its Delta Mills, Inc. operating subsidiary, sells a broad range of woven, finished apparel fabric primarily to branded apparel manufacturers and resellers, including Haggar Corp., the Wrangler(R) and Lee(R) labels of V.F. Corporation, Liz Claiborne, Inc., Levi Strauss and their respective subcontractors, and private label apparel manufacturers for J.C. Penney Company, Inc., Sears, Roebuck & Co., Wal-Mart Stores, Inc., and other retailers. Delta Mills also sells camouflage fabric and other fabrics to apparel manufacturers for their use in manufacturing apparel for the United States Department of Defense. We refer to this as our "government business" (however, Delta Mills itself has no direct contracts with the Department of Defense). Delta Mills represents the only business segment of the Company.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our audited consolidated financial statements and related notes appearing elsewhere in this report, including Note C, in which we discuss certain circumstances that raise substantial doubt about the Company's ability to continue as a going concern.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

The following discussion contains various "forward-looking statements". All statements, other than statements of historical fact, which address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Examples are statements that concern future revenues, future costs, future earnings or losses, future capital expenditures, business strategy, competitive strengths, competitive weaknesses, goals, plans, references to future success or difficulties and other similar information. The words "estimate", "project", "forecast", "anticipate", "expect", "intend", "believe" and similar expressions, and discussions of strategy or intentions, are intended to identify forward-looking statements.

The forward-looking statements in this document are based on the Company's expectations and are necessarily dependent upon assumptions, estimates and data that the Company believes are reasonable and accurate but may be incorrect, incomplete or imprecise. Forward-looking statements are also subject to a number of business risks and uncertainties, any of which could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties listed below under "--Management Overview and Company Outlook - In Conclusion."

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

MANAGEMENT OVERVIEW AND COMPANY OUTLOOK

THE CURRENT ENVIRONMENT. The current environment for the domestic textile industry is very fragile due to overcapacity in the U. S. coupled with the continued threat of imports. The WTO phased out textile and apparel quotas as of the end of calendar year 2004 and imports of textile and apparel products, primarily from China, has surged in many categories in calendar year 2005. In August 2005, the Dominican Republic - Central American U.S. Free Trade Agreement (DR-CAFTA) was signed into law. DR-CAFTA provides that apparel can be imported into the U. S. duty-free from any DR-CAFTA country if the yarns and fabric are made in one or more of the participating countries (Guatemala, EL Salvador, Honduras, Costa Rica, The Dominican Republic, Nicaragua and the United States). We do not anticipate that DR-CAFTA will have any significant impact on our business in the foreseeable future; however it is too early to evaluate fully the effects of this new trade agreement.

During fiscal year 2005 and into fiscal year 2006, our synthetics business continued to suffer from foreign imports, rising costs and declining sales prices. Because of these negative factors, we were unable to continue to justify the losses and corresponding working capital requirements associated with this business. Therefore, in August 2005, we announced our decision to exit this business in fiscal year 2006. We expect to complete all current customer order requirements and complete the closing of the two facilities dedicated to this business by the end of the second quarter of fiscal year 2006 (December 2005). We will discuss this decision later in this overview. We are now positioning the company to focus on our two largest and strongest businesses: government and cotton twill (khaki).

The products for our khaki business and the products for our government business are both finished in the Delta #3 finishing facility using fabric woven in the Beattie weaving facility or acquired from outside sources. We sell our commercial fabrics to apparel manufacturers and resellers, which in turn sell primarily to department stores and other retailers. We sell most of our government fabrics to apparel manufacturers that contract with the US Government to fulfill its requirements for military uniforms. Generally, our margins in the government business are greater than those in the khaki business. Because these two lines of product share common manufacturing equipment, manufacturing support services and administrative support services, we view our government and commercial cotton businesses as one business segment. The aggregate level of production for the two product lines combined influences the profitability of each line.

Our commercial cotton (khaki) business showed improvement in the last half of fiscal year 2005 but declined in fiscal year 2005 approximately 13% from fiscal year 2004. Current activity levels indicate that this business will likely stabilize in fiscal year 2006 at the fiscal year 2005 level. This business has been negatively affected by domestic overcapacity coupled with the increase in foreign imports especially from Asia. We recognize that our Asian competitors have a cost advantage as quotas are eliminated and tariffs on textile/apparel products are reduced (but not eliminated); however, we believe that we have competitive advantages compared to Asian competitors and we must fully utilize those advantages. Among our advantages are our well-established relationships with our customers, our ability to respond quickly to customer needs and the logistical advantage associated with our manufacturing being located in North America. We believe that these advantages are particularly relevant to our customers with respect to their replenishment programs. However, there can be no assurance that these advantages will allow us to successfully compete with foreign textile producers.

Our government business was near historic high levels in fiscal year 2005 and the current outlook continues to be favorable for this business; however, the transition to the new uniform has created disruption in the order flow and the timing of our government sales. We discuss this in our Outlook for Fiscal Year 2006. This business is not import sensitive since the current federal government policy requires U.S. sourcing of military fabrics and prohibits the use of fabric imports in the manufacture of military apparel.

THE 2005 REALIGNMENT PLAN. During fiscal year 2005, we completed the implementation of the Realignment Plan that we announced in October of 2004. We successfully completed a number of the cost savings initiatives that were started during the second quarter of fiscal year 2005. However, we experienced some disappointments during the initial implementation phase of the plan associated with product flow, operating schedules, the escalating cost of energy, and raw material and certain chemical costs increases. The net result was that, while we were able to achieve most of the cost savings that we anticipated (approximately $12.0 million on an annualized basis), other factors caused us to fall short of the operating improvements we anticipated. These other factors were principally higher energy and chemical costs, unabsorbed fixed costs due to lower than expected operating schedules and lower selling prices in our synthetics business and disruption in the flow of government fabric deliveries due to delays associated with federal funding and the transition to the new uniform for some of our garment manufacturers. During August of 2005, we closed on the sale of the Furman plant and collected proceeds of $1.9 million. This completed all asset sales associated with the 2005 Realignment Plan for total asset sales proceeds of $9.1 million. As of the end of fiscal year 2005, approximately $2.5 million of the estimated $3.5 million cash restructuring costs have been paid leaving approximately $1.0 in estimated costs to be paid during fiscal year 2006.

FOURTH QUARTER AND FISCAL YEAR 2005. Sales volume for the fourth quarter was $43.0 million, approximately $3.0 million or 7.5% more than the third quarter of fiscal year 2005. Both commercial cotton and synthetics products increased in sales volume. Government sales also increased over the third quarter. These increases resulted in improved margins for commercial cottons and government sales but resulted in increased losses in the synthetics business due to continued downward pressure on sales prices. As a result of the continued losses associated with our synthetics business with no improvement in the foreseeable future, we announced in August of 2005 that we will exit the synthetics business and close the two manufacturing facilities associated with the production of the synthetics products. This was a difficult decision that affects approximately 365 employees. The $4.7 million impairment costs associated with these two facilities were recorded in the fourth quarter of fiscal year 2005, and the cash restructuring costs will be recorded in the first fiscal quarter of fiscal year 2006. Excluding these impairment costs, we reported a fourth quarter operating loss of $1.2 million compared to a $2.2 million operating loss in the third quarter of fiscal year 2005. This approximately 45% improvement was the result of sales volume increases in government and commercial cottons, and additional savings associated with the 2005 Realignment Plan. Our operating loss in the fourth quarter of fiscal year 2005 including the impairment charge was $5.9 million.

Sales for the fiscal year 2005 were $157.9 million compared to $174.4 million in fiscal year 2004. The decline was primarily in the commercial cotton business. Reflecting the sales volume decline, we incurred an operating loss in fiscal year 2005, which included an approximately $1.5 million charge to cost of goods sold associated with the closing of the Estes plant and the Beattie yarn manufacturing operation and an approximately $717,000 charge to cost of goods sold associated with the decision to close the Pamplico and Delta 2 plants. In fiscal year 2005 we also incurred losses of approximately $750,000 associated with the Company's inability to meet customer's specifications for a new product.

We discuss the results of fiscal year 2005 in more detail under the Results of Operations section.

OUR OUTLOOK FOR FISCAL YEAR 2006.

Our synthetics business has continued to suffer volume declines due to foreign imports. This has resulted in substantial sales price declines and less than 60% capacity utilization in the associated manufacturing facilities. The negative impact of these circumstances and the significant amount of working capital required for this business led to the decision to exit this business in the first half of fiscal year 2006. This is discussed in more detail in the next section of this overview.


Our commercial cotton business volume continues to be impacted by the lackluster sales of khaki products, the overcapacity of the U. S. textile industry and the increased volume of foreign imports, coming mostly from the Far East. However, we believe this business will stabilize in fiscal year 2006 at approximately the fiscal year 2005 level. We estimate that our customer base will continue to source some of their fabric requirements from the U.S., particularly for their replenishment programs, and we expect to continue to benefit as a major supplier. Our ability to provide quick response to customer needs and the logistical advantage associated with our manufacturing and marketing being located in North America are advantages that we will focus on to maintain our domestic market share. Quality and timely delivery are critical elements to these success factors.

Our government business was successful in fiscal year 2005, remaining at approximately the same high levels of fiscal year 2004. We expect the fiscal year 2006 levels to be approximately the same; however, during fiscal year 2005 we experienced a disruption in the government order flow that resulted in a short fall from our projected government sales for fiscal year 2005. This situation still exists. The major causes of this disruption are:

     1. The transition to the new uniform has been problematic for all of our garment manufacturing customers, causing some volatility in the order flow. This problem is being addressed by the major garment manufacturers but the supply chain continues to produce at a slower than expected rate.
     2. Our government business is significantly affected by the amount of the Federal budget that is allocated to the procurement of military uniforms and the timing of that allocation. For the U.S. Government's fiscal year ending September 30, 2005, government funding for the military was obtained but the budget allocation to uniform fabric was less than expected due to other priorities set by the military. The amount and timing of funding by the U.S. Government for its military uniform needs for its fiscal year beginning October 1, 2005 is currently uncertain.
     3. In fiscal year 2005, the government procurement agency forecasted a strategic path for a logical and smooth transition from the old battle dress uniform to the new uniform. The funding shortages and the problems encountered by the garment manufacturers disrupted the government's planned transition. Consequently, the government placed a Stop Work Order on the old battle dress uniform in order to maintain manageable inventory levels. The government has indicated that it is committed to negotiating a reasonable settlement and accepting responsibility for reasonable losses resulting from this mandate. The garment makers, which make claims to the government that include claims of their suppliers such as us, are currently assessing their exposure with respect to their inventory and the inventory of their fabric suppliers. The timing for the settlement of claims is uncertain. As a fabric supplier, we do not anticipate any material losses due to inventory write-downs associated with this stop order; however, there can be no assurances of the outcome of the problem, and we cannot speculate on any future decision the government may make with respect to this situation.

The level of both our government and our khaki businesses with many of our customers is dependent in part on their ability to obtain credit approval from our factor, GMAC. This requirement from time to time causes disruption in our order flow.

With respect to costs, we believe that our 2005 Realignment Plan and 2006 Business Plan should generate significant cost savings from overall fiscal year 2005 cost levels, primarily in the areas of salaries, wages and benefit costs. Uncertainties exist with respect to anticipated cost reductions, however, primarily related to the Company's manufacturing performance, effects from the timing of funding of military fabric purchases, rising energy prices, rising chemical prices and increased raw material costs.

THE EXIT OF THE SYNTHETICS BUSINESS.

Because of continued losses and negative cash flows in our synthetics business, we could no longer justify the working capital required to fund this business. Consequently, in August 2005 we announced that we would exit the synthetics business and close our Pamplico weaving facility in Pamplico, SC and the Delta#2 finishing facility located in Wallace, SC. Approximately 365 employees will be affected. In the fourth quarter of fiscal year 2005, we recorded a $4.7 million asset impairment charge and inventory write-downs of $717,000. In the first quarter of fiscal year 2006, we expect to record a restructuring charge ranging from $3.0 to $4.0 million in cash charges. These pre-tax charges in fiscal year 2005 and 2006 are net of estimated proceeds of $3.0 to $4.0 million from land, building and equipment sales that are expected to occur in the last half of fiscal year 2006. We are working with our synthetics customers to facilitate an orderly transition to other suppliers and estimate the run out of the manufacturing facilities will be complete in the latter part of the second quarter of fiscal year 2006. Once the exit plan is completed, we estimate a reduction in our working capital requirements of approximately $10.0 to $13.0 million by the end of fiscal year 2006.

THE TERMINATION OF THE DEFERRED COMPENSATION PLAN.

In August 2005, the Company announced that it was terminating its deferred compensation plan and paying out all plan account balances. The termination of the deferred compensation plan by the Board (with Messrs. W.F. Garrett and J.P. Danahy abstaining) followed the recommendation of the Board's Compensation Committee. By terminating the deferred compensation plan and paying the respective account balances to each participant (a total of approximately $3.4 million), the Company expects to retain certain of its key managers who are essential to the future of the Company. Under the deferred compensation plan the Company's executive officers and certain senior and middle level management employees had been permitted to defer a portion of their compensation. Deferred compensation accounts were credited with interest and were distributable upon retirement, disability or employment termination. The Compensation Committee and the Board decided to terminate the deferred compensation plan as a measure to retain key employees who, in light of the general difficulties in the textile industry, have expressed a desire to diversify their retirement assets. Since fiscal year 2004, certain employees who voluntarily terminated their employment with the Company expressed that a primary reason for their departure was that the deferred compensation plan had not been terminated earlier, which early termination would have allowed them to receive their deferred compensation accounts without leaving the Company's employ. The Company conditioned termination of the deferred compensation plan with respect to any employee participant on the agreement of that participant to remain an employee for a specified period. As of August 29, 2005, all employee participants had committed to their respective employment agreement (eighteen months in the case of the executive officers and certain other employees). Consequently, the plan was terminated and account balances totaling approximately $3.4 million were paid to all participants. We also had earlier distributed approximately $700,000 to one employee in connection with his voluntary termination of his employment after the end of fiscal year 2005 but before the Board decided to terminate the deferred compensation plan.

GMAC AMENDMENT.

On August 9, 2005, the Company's operating subsidiary, Delta Mills, Inc., entered into a waiver and amendment to its revolving credit agreement with GMAC Commercial Finance LLC. The credit facility amendment includes a waiver with respect to Delta Mills' noncompliance with the minimum Earnings before interest, taxes, depreciation and amortization ("EBITDA") covenant for the fourth quarter ended July 2, 2005, allows for the payment of the deferred compensation participant account balances, sets required minimum EBITDA levels for each quarter of fiscal year 2006 and provides that it will be an event of default if Delta Mills and GMAC do not enter into a written amendment setting EBITDA requirements for the remainder of the term of the credit facility. The GMAC amendment also provides for a $3.0 million supplement to the allowed asset-based availability. The supplement is available through February of 2006, and Delta Mills will owe a $30,000 fee for any calendar month in which Delta Mills uses, on more than three days, all or part of this supplemental amount. The amendment also increased the applicable margin on Eurodollar loans from 3% to 4%.

On September 30, 2005, Delta Mills, Inc. entered into a further waiver and amendment to its revolving credit agreement with GMAC. The credit facility amendment includes a waiver with respect to the Company's requirement to provide financial statements for the fiscal year ended July 2, 2005 reported on without qualification by the Company's independent public accounting firm and sets new required minimum EBITDA levels for each quarter of fiscal year 2006 and increases the applicable margin on Eurodollar loans from 4% to 5% and the applicable margin prime rate loans from 0.75% to 2.75%. GMAC will require an appraisal of the Company's inventory within 45 days. The Company believes that GMAC will use this appraisal, among other matters, to determine whether to extend the $3.0 million supplemental line beyond February 2006.

IN CONCLUSION.

Our industry is operating in a fragile environment and there is no assurance that all of our problems are behind us; however, with our exit from the synthetics business and anticipated continued demand in the government and commercial cotton (khaki) business we believe that we have positioned the Company for an improved future. Fiscal year 2006 will be a transition year that will set the stage for the future of the Company.

We expect overcapacity of the domestic textile manufacturing base to continue to affect pricing, and we expect Asia to continue to disrupt the sourcing patterns of U. S. retailers and brands. It is too early to determine the impact of DR-CAFTA. We will keep a close eye on the impact that this trade agreement may have on our business in the future. We remain diligent in our efforts to understand the globally competitive market place and to look within our Company in order to lower our costs and improve performance.

We believe that our best opportunity is to exit the synthetics business and to focus on our two largest businesses: government and cotton twill (khaki). However, we recognize the risks that continue to threaten the success of our future plans, which include the following:

     o As discussed in Note C to our audited consolidated financial statements, the Company has suffered recurring losses from operations and has uncertainties with regard to its ability to operate within the availability established by its revolving credit facility.
     o Delays or reductions in federal government funding for the purchase of military fabrics could reduce the running schedules, and hence the profitability, of our government business.
     o If the federal government were to change its policy respecting U.S. sourcing requirements for military fabrics and permit sourcing from foreign competitors with lower production costs, our government business would be materially adversely affected.
     o    Changes  in the  retail  demand for khaki  products  could  reduce our apparel manufacturer customers' demand for our commercial cotton products.
     o The continuation -- or exacerbation -- of adverse competitive conditions in the apparel and textile industries, particularly, but not limited to, continued pressure from foreign imports, primarily from China, and the high level of overcapacity in the domestic textile industry, could prevent us from returning to profitability.
     o Continued high energy costs and the associated effect on the U.S. economy reduce the profitability of our business by increasing our production costs and reducing retail demand for the apparel products of our commercial customers and therefore the demand for our commercial cotton products.
     o Material increases in the costs of yarn and greige fabric could adversely affect our business.
     o Because we compete with foreign textile companies, increases in the strength of the U.S. dollar against the currencies of our foreign competitors (which reduce the price for their goods compared to ours) would generally impair our competitive position.
     o Changes in U.S. and international trade regulations, including without limitation the end of quotas on textile and apparel products among WTO member states in January 2005 have had a significant adverse impact on our competitive position. The effect on us of the Dominican Republic - Central American U.S. Free Trade Agreement (DR-CAFTA), which will eliminate duties on apparel coming from DR-CAFTA member states, remains to be seen. Further changes in trade regulations could adversely impact our competitive position and profitability.
     o The success of our 2006 Business Plan is dependent on predictable plant operating schedules supported by timely customer orders in both commercial and government product lines.
     o We have relied on waivers and amendments from Delta Mills' credit facility lender, GMAC, in order to be in compliance with the credit facility covenants. Were GMAC to refuse to waive or cure by amendment any future default and accelerate the credit facility, our ability to refinance the debt would be doubtful. If GMAC were to accelerate the credit facility in an event of default, holders of Delta Mills Senior Notes or the indenture trustee could also accelerate the Senior Notes.
     o The outstanding $30,941,000 principal balance of Delta Mills' 9.625% Senior Notes is due in August 2007. Our revolving credit facility matures in March 2007. We will need to refinance both of these obligations prior to March 2007 in order to be able to continue operations. We believe that any such refinancing will require, among other things, successful implementation of our 2006 Business Plan, an improvement in demand for our products and a significant improvement in our operating results. Particularly in light of our results over the last several fiscal quarters and the continued challenges in our industry, there is no assurance that these necessary conditions will occur in a timely fashion or at all.
     o Our ability to borrow under our revolving credit facility is based primarily on a formula under which we may borrow up to approximately 90% of outstanding accounts receivable balances plus approximately 50% of certain inventory balances. If, due to the timing of billings to customers, inventories increase and accounts receivable decrease, we may be unable to borrow the funds needed to respond to customer demands or to meet other needs for cash.
     o We rely on the willingness of our principal vendors and suppliers to supply us product in accordance with reasonable payment terms. Any significant tightening of these terms could materially adversely affect our operations.
     o We believe that the success of our business depends on our ability to retain employees in the face of continued pressures in the industry, and there can be no assurance that we will be able to do so.
     o The impact of natural disasters such as hurricanes, acts of terrorism and other instances of "Force Majeure" could have unforeseen adverse impacts on our business and financial condition.
     o Projecting the costs related to the closing of our synthetics business is inherently uncertain. If the actual costs substantially exceed our projections, we may not be able to meet the targets in our 2006 Business Plan or comply with the financial covenants under Delta Mills' credit facility.
     o The future discovery of currently unknown conditions, such as environmental matters and similar items, could result in significant unforeseen liability or costs to us and disrupt our ability to successfully execute our business plan.


RESULTS OF OPERATIONS
FISCAL YEAR 2005 VERSUS FISCAL YEAR 2004

The following table summarizes the Company's results for Fiscal Year 2005 versus
Fiscal Year 2004:

                                                                                             Increase/(Decrease)
In thousands, except per share amounts  and percentages                                      From 2004 to 2005
                                                                                          -------------------------
                                                                2005             2004                $
                                                       ------------------------------------------------------------
Net Sales                                                   $157,863         $174,358            $ (16,495)
% of Net Sales                                                100.00 %         100.00 %

Gross Profit (Loss)                                           (1,457)           8,044               (9,501)
% of Net Sales                                                 (0.92)%           4.61 %

Selling, General and Administrative Expenses                   9,564           11,845               (2,281)
% of Net Sales                                                  6.06 %           6.79 %

Impairment and Restructuring Expenses                         12,077              847               11,230

Other Income                                                     427              760                 (333)

Operating Loss                                               (22,671)          (3,888)             (18,783)
% of Net Sales                                                (14.36)%          (2.23)%

Interest Expense (Net)                                         5,246            4,784                  462
% of Net Sales                                                  3.32 %           2.74 %

Gain on Extinguishment of Debt                                   500                                   500

Loss Before Income Taxes                                     (27,417)          (8,672)             (18,745)
% of Net Sales                                                (17.37)%          (4.97)%

Income Tax Expense (Benefit)                                       0           (1,008)               1,008
% of Net Sales                                                  0.00 %          (0.58)%

Net Loss                                                     (27,417)          (7,664)             (19,753)
% of Net Sales                                                (17.37)%          (4.40)%

Net loss per share                                             (4.61)           (1.30)               (3.31)

Order Backlog                                                $56,809          $41,567             $ 15,242


NET SALES:
The 9.5% decline in net sales was the result of a 9.7% decline in unit sales partially offset by a 0.3% increase in average sales price. Unit sales declined principally due to weaker retail sales in the Company's commercial cotton products combined with somewhat reduced demand for military fabrics. The reduced unit sales of commercial cotton products, the Company's lowest price product category, accounted for the majority of the average sales price increase.

GROSS PROFIT (LOSS):
The decline in gross profit was primarily due to a decline in profit margins in the commercial cotton and synthetic product categories. The high level of over capacity in the textile industry, pressure from foreign imports and inconsistent demand at retail were the primary factors contributing to the declines in profit margin in the commercial product categories. Additionally, run-out costs and inventory write-downs associated with the closing of the Estes plant and the Beattie plant yarn manufacturing operation totaling approximately $1.5 million are included in the 2005 gross loss. Also included in the fiscal year 2005 gross loss are inventory write-downs of approximately $717,000 associated with the Company's plan to close its Pamplico and Delta 2 plants. In addition, the Company incurred a loss in fiscal year 2005 of approximately $750,000 associated with an inability to meet the customer's specifications for a new product to be produced for Levi Strauss. Also contributing to the decline in gross profit were increased raw material costs, including certain chemicals used in dyeing and finishing, and energy costs. These factors were somewhat offset by the cost reductions associated with the Company's 2005 Realignment Plan.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
The decline in selling, general and administrative expenses was primarily due to lower salary and benefit costs due to staff reductions related to the Realignment Plan and lower distribution costs associated with reduced unit sales. Approximately $0.25 million of the decline in selling, general and administrative expenses was due to the extra week of fixed expenses in the 53-week 2004 fiscal year.

IMPAIRMENT AND RESTRUCTURING EXPENSES:
Impairment and restructuring expenses related to the Company's 2005 Realignment Plan include asset impairment charges of $3.8 million and cash restructuring expenses, primarily related to employee termination costs, of $3.5 million. Additionally, the Company recorded asset impairment charges of approximately $4.7 million associated with the Company's plan to close its Pamplico and Delta 2 plants.
The $847,000 impairment charge recorded in fiscal year 2004 reflected the Company's change in the estimated fair value of the Company's Furman Plant, which was accounted for as an asset held for sale. The remaining net book value for the Furman facility at July 2, 2005 is shown as assets held for sale on the Company's consolidated balance sheet.

OTHER INCOME:
Other income for fiscal year 2005 was primarily associated with the disposal of assets at the Company's Pamplico facility for cash proceeds in excess of the carrying value of the assets. Other income for fiscal year 2004 was primarily associated with asset disposals associated with the Company's two closed facilities, the Furman Plant and the Catawba Plant, and included the involuntary conversion of insured equipment at the Beattie facility.

OPERATING LOSS:
The increase in the operating loss was primarily the result of the items discussed above.

INTEREST EXPENSE, NET:
The average interest rate on Delta Mills' credit facility is based on a spread over either LIBOR or a base rate. The increase in interest expense was primarily due to increases in interest rates in connection with the amendment of the Delta Mills' revolving credit facility and increases in LIBOR due to changes in market rates. The average interest rate on the revolving credit facility was 4.362% as of July 3, 2004 compared to an average interest rate of 6.24% as of July 2, 2005.

GAIN ON EXTINGUISHMENT OF DEBT:
During fiscal year 2005, Delta Mills, Inc. purchased $1,000,000 face amount of its 9.625% Senior Notes for $500,000. The Company recognized a gain of $500,000 as a result of this purchase. There were no such purchases in the prior year.

INCOME TAX EXPENSE (BENEFIT):
The Company's net deferred tax assets at July 2, 2005 and July 3, 2004 are reduced by valuation allowances of $21,003,000 and $10,626,000, respectively. As a result of the Company having provided these valuation allowances for any income tax expense (benefit) that would result from the application of a statutory tax rate to the Company's net operating losses, no income tax expense (benefit) has been recognized in fiscal years 2005 and 2004, with the exception of a $1.0 million income tax benefit in fiscal year 2004. The $1.0 million tax benefit in fiscal year 2004 was the result of a change in estimated taxes payable associated with the fiscal year 2000 spin-off transaction.

NET LOSS:
The increase in net loss for fiscal year 2005 was primarily due to the deterioration in gross profit and impairment and restructuring expenses as described above.

ORDER BACKLOG:
The increase in the order backlog was primarily due to a recent increase in the demand for the Company's commercial cotton products, as well as an increase in the demand for fabrics in our government business.

Over the last several years many of the Company's commercial customers have shortened lead times for delivery requirements. Because of shortened lead time coupled with inconsistent demand at retail, management believes that the order backlog at any given point in time may not be an indication of future sales.

RESULTS OF OPERATIONS
FISCAL YEAR 2004 VERSUS FISCAL YEAR 2003

The following table summarizes the Company's results for Fiscal Year 2004 versus Fiscal Year 2003:

                                                                                            Increase/ (Decrease)
In thousands, except per share amounts and percentages                                        From 2003 to 2004
                                                                                          --------------------------
                                                                2004             2003                 $
                                                       -------------------------------------------------------------
Net Sales                                                   $174,358         $177,193             $ (2,835)
% of Net Sales                                                100.00 %         100.00 %

Gross Profit                                                   8,044           16,959               (8,915)
% of Net Sales                                                  4.61 %           9.57 %

Selling, General and Administrative Expenses                  11,845           11,370                  475
% of Net Sales                                                  6.79 %           6.42 %

Impairment and Restructuring Expenses                            847              398                  449

Other Income                                                     760              582                  178

Operating Profit (Loss)                                       (3,888)           5,773               (9,661)
% of Net Sales                                                 (2.23)%           3.26 %

Interest Expense (Net)                                         4,784            5,275                 (491)
% of Net Sales                                                  2.74 %           2.98 %

Gain on Extinguishment of Debt                                                  3,643               (3,643)

Income (Loss) Before Income Taxes                             (8,672)           4,141              (12,813)
% of Net Sales                                                 (4.97)%           2.34 %

Income Tax Expense (Benefit)                                  (1,008)           8,757               (9,765)
% of Net Sales                                                 (0.58)%           4.94 %

Net Loss                                                      (7,664)          (4,616)              (3,048)
% of Net Sales                                                 (4.40)%          (2.61)%

Net loss per share                                             (1.30)           (0.79)               (0.51)

Order Backlog                                                $41,567          $55,527            $ (13,960)


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

GROSS PROFIT:
The $8.9 million decline in gross profit was primarily due to unabsorbed manufacturing cost increases associated with reduced plant operating schedules resulting primarily from reduced customer demand for the Company's commercial cotton products. This created approximately $9.0 million of unabsorbed fixed overhead costs. Also contributing to the decline in gross profit was approximately $2.3 million associated with increased cotton raw material costs. These factors were partially offset by higher profit margins associated with increased military fabric sales.

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

OTHER INCOME:
Other income for both the 2004 and 2003 fiscal years was primarily associated with asset disposals associated with the Company's two closed facilities, the Furman Plant and the Catawba Plant, and in fiscal year 2004, included the involuntary conversion of insured equipment at the Beattie facility. The remaining net book value for both the Furman and Catawba facilities was shown as assets held for sale on the Company's consolidated balance sheet at each fiscal year end.

OPERATING PROFIT (LOSS):
The majority of the $9.7 million decline in operating profit was the result of unabsorbed manufacturing cost increases of approximately $9.0 million associated with reduced plant operating schedules. Other contributing factors are discussed above.

INTEREST EXPENSE, NET, AND GAIN ON EXTINGUISHMENT OF DEBT:
The $0.5 million decrease in net interest expense was due to the reduction in the outstanding principal amount of Delta Mills' 9.625% Senior Notes resulting from repurchases in fiscal year 2003 which was somewhat offset by an increase in the borrowings outstanding under the revolving credit facility as described below. The $3.6 million gain on extinguishment of debt in fiscal year 2003 was the result of repurchases of Senior Notes during fiscal year 2003, the majority of which were the result of our "Modified Dutch Auction" in the fourth quarter of fiscal year 2003.

INCOME TAX EXPENSE (BENEFIT):
The $9.8 million decrease in tax expense was principally the result of a $7.2 million tax valuation allowance recorded in the fourth quarter of 2003 in accordance with the requirements of Statement of Financial Accounting Standards 109, Accounting for Income Taxes ("SFAS 109"), and a tax benefit of $1.0 million recorded in the fourth quarter of fiscal year 2004. The $1.0 million tax benefit in fiscal year 2004 was the result of a change in estimated taxes payable associated with the fiscal year 2000 spin-off transaction.

RESULTS OF OPERATIONS
FISCAL 2004 VERSUS FISCAL 2003 - CONTINUED

The Company's net deferred tax assets at July 3, 2004 and June 28, 2003 were reduced by valuation allowances of $10,626,000 and $7,254,000, respectively. As a result of the Company's having provided these valuation allowances for any income tax expense (benefit) that would result from the application of a statutory tax rate to the Company's net operating losses, no income tax expense (benefit) was recognized in fiscal year 2004, with the exception of the $1.0 million income tax benefit described above.

NET LOSS:
The $3.0 million increase in the net loss for fiscal year 2004 was primarily due to the deterioration of gross margins, and was somewhat offset by a decrease in net interest expense. Each of these items is discussed above.

LIQUIDITY AND SOURCES OF CAPITAL

SOURCES AND USES OF CASH. The Company's primary sources of liquidity are cash flows from operations and Delta Mills' revolving credit facility with GMAC. In fiscal year 2005, the Company used $13.7 million in cash from operating activities principally as the result of the $27.4 million net loss discussed above, net of the non-cash asset impairment charge of $8.5 million and $7.8 million in depreciation and amortization expense. Additionally, $2.5 million of the $3.5 million restructuring charges were actually paid during the period. The changes in operating assets and liabilities were principally the result of increases of $2.9 million in inventories due primarily to customer delays in assortments and shipments of Government fabrics and increases of $1.1 million in other assets due to prepayments for purchases required by some of our suppliers, somewhat offset by a decrease of $1.7 million in accounts receivable due primarily to the decline in sales volume.

Availability on the revolving credit facility was $7.3 million at July 2, 2005. Delta Mills was not in compliance with the revolving credit facility's financial covenant at July 2, 2005. On August 8, 2005, the Board approved termination of the Company's deferred compensation plan and payout of participant plan balances (approximately $3.4 million in the aggregate was paid out in August 2005) and an amendment to Delta Mills' revolving credit agreement, which was entered into on August 9, 2005. The credit facility amendment includes a waiver with respect to Delta Mills' noncompliance with the minimum EBITDA covenant for the fourth quarter ended July 2, 2005, allows for the payment of the deferred compensation participant account balances, sets required minimum EBITDA levels for each quarter of fiscal year 2006, and provides that it will constitute an event of default if Delta Mills and its lender fail to agree to minimum EBITDA levels for the remainder of the term of the revolving credit facility. The GMAC amendment also provides for a $3.0 million supplement to the allowed asset-based availability. The supplement is available through February of 2006, and Delta Mills will owe a $30,000 fee for any calendar month in which Delta Mills uses, on more than three days, all or part of this supplemental amount. The amendment also increased the applicable margin on Eurodollar loans from 3% to 4%.

On September 30, 2005, Delta Mills, Inc. entered into a further waiver and amendment to its revolving credit agreement with GMAC. The credit facility amendment includes a waiver with respect to the Company's requirement to provide financial statements for the fiscal year ended July 2, 2005 reported on without qualification by the Company's independent public accounting firm and sets new required minimum EBITDA levels for each quarter of fiscal year 2006 and increases the applicable margin on Eurodollar loans from 4% to 5% and the applicable margin prime rate loans from 0.75% to 2.75%. GMAC will require an appraisal of the Company's inventory within 45 days. The Company believes that GMAC will use this appraisal, among other matters, to determine whether to extend the $3.0 million supplemental line beyond February 2006.

Capital expenditures during fiscal years 2004 and 2005 were primarily used for the second phase of the modernization of the Company's Delta 3 cotton finishing plant. On November 6, 2002, the Company announced that it had started a major capital project to modernize its Delta 3 cotton finishing plant in Wallace, S.C. This plan was divided into three phases. The first phase consisted of the installation of a new dye range that was completed in June of fiscal year 2003. The majority of the $6.4 million in capital expenditures for fiscal year 2003 were for this project. The second phase consisted of the installation of a new print range and a new prep range that was completed in early fiscal year 2005. The majority of the $5.1 million in capital expenditures for fiscal year 2004 were for this project. With the completion of phases one and two of this modernization plan, the Company is positioned to provide long-term support for its government business and long-term support for an improved quality product for its commercial cotton business. The third phase consists of the installation of a new dye range that will be designed for wide fabric finishing. The third phase, previously scheduled to start during the third and fourth quarters of fiscal year 2005, has been deferred due to operating cash requirements projected for the fourth quarter of fiscal year 2005 and the first quarter of fiscal year

2006. The completion of phase three will further enhance the Company's ability to meet the needs of its cotton business on a cost effective and profitable basis and compete more effectively in the industry. The Company has not yet determined the exact timing of the implementation of phase three.

LIQUIDITY. Our consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. Management believes that, with the Company's entry into the August 2005 and September 2005 amendments to the GMAC revolving credit agreement and based on projections of what management considers to be the most probable outcomes of future uncertainties, the cash flows generated by the Company's operations and funds available under Delta Mills' credit facility should be sufficient to service its debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures for the next twelve months. This belief by management is dependent on the validity of several assumptions that underpin the Company's internal forecasts. These assumptions include:

     1.   Government business:
          o revenues remaining at the fiscal year 2005 level for fiscal year 2006 and beyond
          o minimum disruption from the problems associated with the transition to the new uniform as discussed in "-- Our Outlook for Fiscal Year 2006"
          o U.S. government funding for military uniforms is not materially delayed or decreased as a result of delays in the budgeting process or the costs of recovering from recent hurricanes and other demands on government resources
          o    a moderation in the rate of increase in energy and chemical costs
          o continued credit approval of the government business's customer base by our factor GMAC
     2.   Commercial cotton business:
          o maintaining fiscal year 2005 revenue levels in fiscal year 2006 and beyond
          o improved margins based on the continuation of current trends in sales prices and raw material costs
          o    a moderation in the rate of increase in energy and chemical costs
          o continued credit approval of the commercial cotton business's customer base by our factor GMAC
     3.   Exit of the synthetics business:
          o an orderly production flow to complete all commitments to our synthetics customers
          o    minimum negative run-out costs
          o    minimum inventory write-downs
          o the collection of substantially all of the associated accounts receivable
     4. Payment terms required by our principal vendors and suppliers do not become materially more stringent.

The Company has suffered recurring losses from operations and there can be no assurance that the Company's actual results will match its internal forecasts of the most probable outcomes. Adverse effects from the risks described above under "--In Conclusion" or other unforeseen events or risks could cause future circumstances to differ significantly from these forecasts. These adverse changes in circumstances could cause the Company's needs for cash to exceed the availability of credit under Delta Mills' revolving credit agreement, particularly following the February 28, 2006 expiration of the $3.0 million supplemental credit line provided by GMAC. In addition, because the fiscal year 2006 quarterly trailing twelve month EBITDA covenants in our GMAC revolving credit agreement provide minimal tolerance for any shortfall in operating results, we may be required to seek additional waivers or amendments to our GMAC revolving credit agreement if our operating results do not improve as we anticipate. GMAC has consistently granted waivers or amendments in the past to address our financial difficulties, and the bulk of its collateral is accounts receivable, so we believe that GMAC is well-collateralized. Therefore, we believe that there is a likelihood that GMAC would grant additional waivers or amendments; however, we cannot guarantee that we would be able to obtain any necessary waivers or amendments in the future. If we become unable to borrow under our revolving credit facility because of insufficient availability or an unwaived default, our ability to continue operations would likely be in substantial doubt.

DELTA MILLS' 9.625% SENIOR NOTES. On August 25, 1997, Delta Mills issued $150 million of unsecured ten-year Senior Notes at an interest rate of 9.625%. These notes will mature in August 2007. At July 2, 2005, the outstanding balance of the notes was $30,941,000, a reduction of $1,000,000 from the balance at July 3, 2004. This reduction was the result of a purchase by Delta Mills of $1,000,000 face amount of its 9.625% Senior Notes for $500,000 during the third quarter of fiscal year 2005.

THE GMAC REVOLVING CREDIT FACILITY. Delta Mills has a revolving credit facility with GMAC with a term lasting until March 2007. Borrowings under this credit facility are limited to the lesser of (i) $38.0 million less the aggregate amount of undrawn outstanding letters of credit or (ii) a "formula amount" equal to (A) 90% of eligible accounts receivable plus 50% of eligible inventories of Delta Mills minus (B) the sum of $7.0 million plus the aggregate amount of undrawn outstanding letters of credit plus certain reserves. Through February 2006, the formula amount is increased by a $3.0 million "supplemental amount" as described more fully in the fifth bullet point below. The facility is secured by the accounts receivable, inventories and capital stock of Delta Mills. The average interest rate on the credit facility was 6.24% at July 2, 2005 and is based on a spread over either LIBOR or a base rate. Borrowings under this facility were $28.4 million and $21.4 million as of July 2, 2005 and July 3, 2004, respectively. As of July 2, 2005, the revolver availability was approximately $7.3 million, net of the $7 million availability reduction established by the credit facility, and the aggregate amount of undrawn letters of credit was approximately $1.3 million.

At the beginning of fiscal year 2005, the GMAC credit facility had a maximum loan amount of $50 million and had financial covenants that required Delta Mills to comply with a maximum leverage ratio and a minimum fixed charge coverage ratio. Since the beginning of fiscal year 2005, the credit facility has been amended, or Delta Mills has received waivers, as described below.

     o On August 18, 2004, the credit facility was amended to reduce the maximum availability to $38 million, and the maximum leverage ratio and fixed charge coverage ratio covenants were replaced with a minimum Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) covenant. The new covenant set required minimum EBITDA levels for each quarter of fiscal year 2005 and provided that it would constitute an event of default if Delta Mills and its lender failed to agree by the end of fiscal year 2005 to minimum EBITDA levels for the remainder of the term of the revolving credit facility.

     o On October 18, 2004, GMAC agreed to an amendment to the financial covenants in the credit facility to reduce the required minimum EBITDA levels for each quarter of fiscal year 2005. This amendment was intended to allow the Company to remain in compliance with these covenants while executing its 2005 Realignment Plan.

     o On May 12, 2005, GMAC granted Delta Mills a waiver with respect to a violation of the EBITDA covenant as of the end of the third quarter of fiscal year 2005.

     o On May 17, 2005, GMAC granted Delta Mills a prospective waiver of the EBITDA covenant for the end of fiscal year 2005 conditioned upon Delta Mills (i) achieving trailing twelve months EBITDA as of fiscal year 2005 year-end of negative $700,000, (ii) maintaining undrawn availability of at least $2.5 million for thirty consecutive days immediately prior to and immediately subsequent to the date on which Delta Mills delivered to GMAC its draft financial statements for fiscal year 2005 and (iii) not otherwise being in default under the credit facility.

     o On August 9, 2005, Delta Mills and GMAC entered into a waiver and amendment that (i) waived Delta Mills' noncompliance with the minimum EBITDA covenant for the fourth quarter ended July 2, 2005, (ii) allows for the payout of the deferred compensation participant account balances, (iii) sets required minimum EBITDA levels for each quarter of fiscal year 2006, (iv) provides that it will be an event of default if Delta Mills and GMAC do not enter into a written amendment establishing required EBITDA levels for the remainder of the term of the credit facility, (v) provides for a $3.0 million supplement to the allowed asset-based availability that is available through February of 2006 (Delta Mills will owe a $30,000 fee for any calendar month in which Delta Mills uses, on more than three days, all or part of this supplemental amount) and (vi) increased the applicable margin on Eurodollar loans from 3% to 4%.

     o On September 30, 2005, Delta Mills, Inc. entered into a further waiver and amendment to its revolving credit agreement with GMAC. The credit facility amendment includes a waiver with respect to the Company's requirement to provide financial statements for the fiscal year ended July 2, 2005 reported on without qualification by the Company's independent public accounting firm and sets new required minimum EBITDA levels for each quarter of fiscal year 2006 and increases the applicable margin on Eurodollar loans from 4% to 5% and the applicable margin prime rate loans from 0.75% to 2.75%. GMAC will require an appraisal of the Company's inventory within 45 days. The Company believes that GMAC will use this appraisal, among other matters, to determine whether to extend the $3.0 million supplemental line beyond February 2006.

RESTRICTIVE COVENANTS. The Delta Mills' credit facility contains restrictive covenants that restrict additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills' stock is permitted if there is no event of default and there is at least $1 of availability under the facility. The indenture pertaining to Delta Mills' 9.625% Senior Notes also contains restrictive covenants that restrict additional indebtedness, dividends, and investments by Delta Mills and its subsidiaries. The payment of dividends with respect to Delta Mills' stock is permitted if there is no event of default under the indenture and after payment of the dividend, Delta Mills could incur at least $1 of additional indebtedness under a fixed charge coverage ratio test. Dividends are also capped based on cumulative net income and proceeds from the issuance of securities and liquidation of certain investments. Delta Mills may loan funds to the Company subject to compliance with the same conditions. At July 2, 2005, Delta Mills was prohibited by these covenants from paying dividends and making loans to the Company. During the fiscal years ended July 2, 2005 and July 3, 2004, Delta Mills did not pay any dividends to the Company.

CROSS-DEFAULT CLAUSE IN THE INDENTURE. The indenture for Delta Mills' Senior Notes provides that it is an event of default under the indenture if Delta Mills defaults in the payment of principal or interest at final stated maturity (as defined in the indenture), or otherwise defaults resulting in acceleration, of other indebtedness aggregating $5.0 million or more. Either the indenture trustee or holders of 25% or more in principal amount of the Senior Notes may accelerate the Senior Notes in an event of default under the indenture. There have been several defaults under the Delta Mills revolving credit facility; however, in each case to date, the lender has either waived the default or entered into an amendment to cure the default. If there is a future default under the Delta Mills revolving credit facility, which the Company cannot cure or which the lender declines to waive or cure by amendment, holders of the Senior Notes or the indenture trustee could, under the circumstances described in the indenture, accelerate the Senior Notes.

NEED FOR REFINANCING BY 2007. Our revolving credit facility with GMAC matures in March 2007, and the Senior Notes mature in August 2007. We will need to refinance both of these obligations before March 2007 in order to be able to continue operations. We believe that any such refinancing will require, among other things, successful implementation of our 2006 Business Plan, an improvement in demand for our products and a significant improvement in our operating results. Particularly in light of our results over the last several fiscal quarters and the continued challenges in our industry, there is no assurance that these necessary conditions will occur in a timely fashion or at all. If they do not occur, we will likely be required to explore alternatives to a full refinancing of our Senior Notes, such as seeking amendments to the terms of our Senior Notes, offering the Senior Note holders the opportunity to exchange their Senior Notes for other debt and/or equity securities, a restructuring of our debt, selling or otherwise disposing of our assets or some other transaction or combination of these transactions.

OTHER MATTERS. The Company assigns a substantial portion of its trade accounts receivable to GMAC Commercial Finance LLC (in its capacity as factor, the "Factor") under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the Factor prior to shipment of goods, up to a maximum for each individual account. The assigned trade accounts receivable are recorded on the Company's books at full value and represent amounts due the Company from the Factor. There are no advances from the Factor against the assigned receivables. All factoring fees are recorded on the Company's books as incurred as a part of selling, general and administrative expenses.

On December 13, 1999, the Company announced that its board had approved a plan to purchase from time to time up to an aggregate of 1,250,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's management. During fiscal years 2003 and 2002, the Company purchased, net of deemed reissues, approximately 100 and 12,512 shares at a cost of approximately $341 and $44,000, respectively. No such share repurchases were made in fiscal year 2004 or fiscal year 2005.

Due to the closing of the yarn manufacturing operations at our Beattie plant, the Company no longer purchases cotton. Instead, it now enters into agreements to purchase all of its cotton yarn from third party vendors. At July 2, 2005, minimum payments under these agreements with non-cancelable terms were approximately $18 million. These contracts are expected to satisfy a portion of the Company's fiscal year 2006 cotton yarn requirements.

During 1998, the Company received notices from the State of North Carolina asserting deficiencies in state corporate income and franchise taxes for the Company's 1994 - 1997 tax years. The total assessment proposed by the State amounted to $1.5 million, which included interest and penalties at that time. The assessment was delayed pending an administrative review of the case by the State. In October 2002, the State proposed a settlement in which the Company would have paid approximately 90% of the assessed amount plus a portion of certain penalties for the Company's tax years 1994 - 2000. In January, 2005, the North Carolina Department of Revenue (the Department) notified the Company that the North Carolina Court of Appeals unanimously upheld the Department's assessment of corporate income and franchise tax against A&F Trademark and eight other holding company subsidiaries of the Limited Stores, Inc. (the "Limited Stores Case"), ruling that the trademark holding companies were doing business in the state of North Carolina for corporate income tax purposes. As a result of the Limited Stores Case ruling, the Department proposed a Voluntary Compliance Program (the Program) whereby the Company could pay the assessment amount for the Company's 1994 - 1997 tax years plus interest for a total of approximately $1.4 million. Under the Program, the Department would waive all penalties provided that the Company paid the tax and interest and waived all rights to a refund. The Company rejected the Department's offer. The North Carolina Supreme Court has upheld the Department's position in the Limited Stores Case, and in

June 2005, the taxpayers in that case asked the U.S. Supreme Court to review the decision. The Department has indicated that, if the U.S. Supreme Court declines to review the Limited Stores Case decision, the Company must either pay the assessment or continue its appeal in an administrative tax hearing before the North Carolina Secretary of Revenue. The Company has determined to continue with its appeal due to management's belief that the State's legal position is in conflict with established principles of federal constitutional law. The Company considers all exposures in determining probable amounts of payment and has determined that any likely settlement will not exceed established reserves; therefore, any payment in settlement of this matter is not expected to result in a material impact on the Company's financial position or results of operations. Any payment would, however, negatively impact the Company's liquidity.



OFF-BALANCE SHEET OBLIGATIONS. The Company has no material off-balance sheet obligations.

CONTRACTUAL  OBLIGATIONS.  As of July  2,  2005,  the  Company  had  contractual
obligations  in  the  form  of  leases,  yarn  purchase  commitments,   deferred
compensation, debt, and related interest as follows (in thousands):

                           PAYMENTS DUE BY FISCAL YEAR

            Contractual Obligations               2006       2007       2008      2009     2010      Thereafter       Total
                                                ---------- ---------- -------------------------------------------- -------------

 Yarn Purchase Commitments                        $17,900                                                               $17,900
 Deferred Compensation (1)                          4,178                                                                 4,178
 Non-Cancelable Operating Leases                      279       $283       $290     $257      $147                        1,256
 Revolving Credit Facility                                    28,444                                                     28,444
 Interest Payments on Credit Facility (2)           1,772      1,329                                                      3,101
 Long-Term Debt                                                          30,941                                          30,941
 Interest Payments on Long-Term Debt                2,978      2,978      1,489                                           7,445
                                                ---------- ---------- -------------------------------------------- -------------
 Total                                            $27,107    $33,034    $32,720     $257      $147             $0       $93,265
                                                ========== ========== ============================================ =============

(1) Deferred compensation is included in accrued employee compensation as of July 2, 2005.
(2) Assumes for the sake of illustration that the outstanding balance and interest rate as of July 2, 2005 remain constant to maturity of the credit facility. Actual balances and interest rates fluctuate, so actual interest payments could be higher or lower.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially lead to materially different results under different assumptions and conditions.


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


In estimating the future undiscounted cash flows expected to be generated by long-lived assets to be held and used, major assumptions and estimates include expected period of operation, projected future product pricing, future raw material costs and market supply and demand. Changes in any of these estimates and assumptions could have a material effect on the estimated future cash flows to be generated by the Company's assets. With the deterioration of the competitive conditions in the textile industry, we have had changes in these estimates and assumptions based on strategic changes in management's plan of operations, including the planned closure and sale of five facilities: Furman, Catawba, Estes, Pamplico and Delta 2. As management planned for closure of each of these facilities, it was necessary to first analyze held-for-use or held-for sale status of the assets and project future cash flows accordingly. These changes in assumptions have resulted in asset impairment charges in each of the last three fiscal years. These assumptions could change in the future. Estimates of future cash flows and asset selling prices are inherently uncertain. Different estimates could result in materially different carrying amounts.


For example, when management decided to close the Furman plant in fiscal year 2002, an $8.2 million impairment charge was recognized reducing the carrying amount of this asset from $12.1 million to $3.9 million. When the Company entered into a contract to sell the Furman Plant real property in August 2004, the sales price, net of selling costs, was approximately $847,000 less than the then carrying amount resulting in an additional impairment charge of $847,000. As another example, when the Company announced its 2005 Realignment Plan in November 2004, it estimated that its non-cash impairment charge would range from $5.0 to $8.0 million. The Company revised this estimate upward in its Form 10-Q for the first quarter of fiscal year 2005; however, the Company subsequently contracted to sell its facilities at more favorable sales prices for certain of its property, plant and equipment than it had initially expected, and the actual impairment charge was $3.8 million.


In the fourth quarter of fiscal year 2005, the Company recorded an impairment charge of $4,727,000 to reduce the carrying amount of the Pamplico and Delta 2 plants. The valuation of these assets was derived from management's estimates based on recent experience selling similar assets. There can be no assurance that these numbers will represent the final charges until the consummation of the sales of these assets, which is expected to occur during fiscal year 2006.

Income Taxes: The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The Company recognizes deferred income taxes, net of any valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. As of July 2, 2005 and July 3, 2004, the Company did not have any deferred tax assets, net of valuation allowances and deferred tax liabilities.


The Company evaluates on a regular basis the realizability of its deferred tax assets for each taxable jurisdiction. In making this assessment, management considers whether it is more likely than not that some portion or all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in making this assessment. The Company's pre-tax operating losses in each of 2005, 2004 and 2003 represent negative evidence, which is difficult to overcome under SFAS 109, with respect to the realizability of the Company's deferred tax assets.


To fully realize the deferred tax assets for net operating losses, the Company will need to generate future taxable income of approximately $49,000,000 in the United States. The Company's federal net operating loss carryforwards generally expire in varying intervals from 2013 to 2024, while state loss carryforwards expire at various intervals beginning in fiscal year 2006. At July 2, 2005, the Company's gross deferred tax assets were reduced by a valuation allowance of $21,003,000. In preparing the Company's financial statements, management determined that it was more likely than not that the Company would be unable to fully utilize its net deferred tax assets before they expire. Therefore, SFAS 109 required the Company to record a full valuation allowance for its net deferred tax assets. The Company first recorded a full valuation allowance of $7,254,000 in fiscal year 2003. Primarily as a result of losses in fiscal years 2004 and 2005 that increased the Company's net operating loss carryforwards, the Company's net deferred tax assets increased during those years. Accordingly, the Company recorded increases in the valuation allowance of $3,372,000 and $10,377,000 in fiscal years 2004 and 2005, respectively.


If the body of evidence considered by management in determining the valuation allowance, including the generation of pre-tax income, were to improve, the Company would consider reversal of the valuation allowance and record a net deferred tax asset on its consolidated balance sheet, resulting in tax benefit on its consolidated statement of operations for the period in which the reversal occurs.


In addition, management monitors and assesses the need to change estimates with respect to tax exposure reserve items, resulting in income tax expense increases or decreases occurring in the period of changes in estimates.


Inventories:  Inventories  are  valued  at the  lower  of FIFO  cost or  market.
Management regularly reviews inventory quantities on hand and records a provision for off quality, excess or otherwise obsolete inventory based primarily on our historical selling prices for these products. If actual market conditions are less favorable than those projected, or if liquidation of the inventory is more difficult than anticipated, additional inventory write-downs may be required.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". This statement amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, "Inventory Pricing," and removes the "so abnormal" criterion that under certain circumstances could have led to the capitalization of these items. SFAS No. 151 requires that idle facility expense, excess spoilage, double freight and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as defined in ARB No. 43. SFAS No. 151 also requires that allocation of fixed production overhead expenses to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for all fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 151 will have on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first annual reporting period beginning after June 15, 2005. The Company is currently evaluating the impact that the adoption by the Company of SFAS No. 123(R) will have on its consolidated financial statements. The cumulative effect of adoption, if any, will be measured and recognized in the consolidated statement of operations on the date of adoption.

In March 2005, the FASB issued FASB Interpretation No. 47, which clarifies the term "asset retirement obligation" as used in SFAS No. 143 "Accounting for Asset Retirement Obligations." This guidance requires an entity to record a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Since this is an interpretation, the effective date is immediate. This interpretation does not have an impact on the consolidated financial statements of the Company.

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

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 finishing plants, have experienced and are experiencing high nitrate levels in the groundwater at the two adjacent sludge spray sites for these plants. The South Carolina Department of Health and Environmental Control ("DHEC") and the Company have entered into a consent agreement which requires the Company to monitor the groundwater until drinking water standards are attained.

In addition, the National Pollutant Discharge Elimination System ("NPDES") permit issued to the Delta 2 and Delta 3 finishing plants on April 1, 2004, contained a new parameter for zinc in discharges that the Company is supposed to meet by April 1, 2006. On March 1, 2005, DHEC allowed the Company to convert groundwater recovery wells with discharges that exceeded the zinc parameter to monitoring wells, which brought the Company into compliance with the NPDES permit's zinc discharge limits.

The Company believes that it can satisfy its permit and DHEC's requirements at the Delta 2 and Delta 3 finishing plants without material additional cost. Although there is no assurance that the Company will be successful, and it could face administrative penalties if it is not, no accrual has been made for such contingency, and the Company does not currently believe that liability has been incurred. Even if the Company does incur administrative penalties or additional costs, it does not believe this matter will have a material adverse impact on the Company's financial position.

On June 30, 2000, the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site. Because of these studies, one-half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $305,000 remains in this escrow account. The Company recorded the sale net of estimated costs to remediate the property. The North Carolina Department of Environment and Natural Resources is requiring Delta Mills to install a monitoring well on an adjacent property owner's land. The adjacent owner is requesting that Delta Mills provide it with the sampling results and indemnify it from any contamination on its property. If contamination is discovered, the Company would likely face a claim for damages. Management believes that the escrow is sufficient to cover any likely expenses related to the remediation of this property, and consequently has not recognized a liability in the consolidated financial statements.

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

At the Mississippi ("ERS") site, the PRP group completed the surface removal action and investigated soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, estimates of costs to clean-up the site were $4 million, and could be higher. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, was found in the site's groundwater and at nearby drinking water wells. The EPA referred the site to the Mississippi Department of Environmental Quality ("MDEQ") in 1996. In August of 2001, MDEQ indicated to a third party that it was still considering action at the site. On June 16, 2004, MDEQ conducted a site investigation to determine if any homes around the site still used private water wells and located three such homes. On October 13, 2004, a contractor wrote to EPA that "residents downgradient of the ERS property are currently being exposed to  unacceptable  concentrations  of  contaminants  ....
Therefore,  it is  recommended  that  EPA  take  immediate  action  to  mitigate exposures to contaminated  groundwater by residents at [two addresses]....  [I]t appears  that  groundwater  contamination  has  expanded  beyond  the  extent of contamination previously identified in 1993.... Therefore, ... a complete survey of domestic  wells in the vicinity of the ERS property  should be  conducted....
Finally, if it is determined that additional residents are currently being exposed to unacceptable concentrations of contaminants, it is recommended that EPA also take immediate action to mitigate exposure at these residences." On October 18, 2004, MDEQ notified the homeowners that their drinking water wells were contaminated.

Although no assurance can be provided, the Company believes that it is shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company. The Company has denied any responsibility at these three sites, has declined to participate as a member of the respective PRP groups, and has not provided for any reserves for costs or liabilities attributable to the Selling Corporation. No accrual has been made for these Nautilus contingencies, as we do not believe it is probable that a liability has been incurred.


On January 10, 2000, the North Carolina Department of Environment and Natural Resources requested that Delta Mills, Inc., a subsidiary of the Company, accept responsibility for investigating the discharge of hazardous substances at a hazardous waste site known as the Glen Raven Mills Site, Kings Mountain, North Carolina (the "Site"). A predecessor by merger of Delta Mills, Inc., Park Yarn Mills Company, Inc. ("Park Yarn"), owned the Site for approximately six (6) years, from 1977 to 1983 (prior to the time Delta Mills, Inc. became a subsidiary of Delta Woodside Industries, Inc.). Delta Mills, Inc. is aware of no evidence that Park Yarn discharged or deposited any hazardous substance at the Site or is otherwise a "responsible party" for the Site. Further, Park Yarn filed bankruptcy and was discharged in 1983. Although no assurance can be provided, any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. Accordingly, Delta Mills, Inc. has denied any responsibility at the Site, declined to undertake any activities concerning the Site, and has not provided for any reserves for costs or liabilities attributable to Park Yarn. We believe that any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. No accrual has been made for this contingency, as we do not believe that it is probable that a liability has been incurred.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk Sensitivity

In prior years, as a part of the Company's business of converting fiber to finished fabric, the Company made raw cotton purchase commitments and then fixed prices with cotton merchants who buy from producers and sell to textile manufacturers. As part of the 2005 Realignment Plan, the Company ceased internal production of cotton yarns and no longer purchases raw cotton In fiscal 2005, the Company began to enter into cotton yarn purchase commitments and then fix prices with the yarn vendors. The Company may seek to fix prices up to 18 months in advance of delivery. Daily price fluctuations are minimal, yet long-term trends in raw cotton price movement can result in unfavorable pricing of cotton yarn for the Company. Before fixing prices, the Company looks at supply and demand fundamentals, recent price trends and other factors that affect raw cotton and cotton yarn prices. The Company also reviews the backlog of orders from customers as well as the level of fixed price cotton yarn commitments in the industry in general. The Company believes that currently its market risk sensitivity with respect to cotton yarn is qualitatively similar to its market risk sensitivity with respect to raw cotton before it discontinued its cotton yarn manufacturing operations and that the market effects of changes in raw cotton prices generally "pass through" cotton yarn manufacturers to similarly affect cotton yarn prices. At July 2, 2005, a 10% decline in the market price of the cotton component of yarn covered by the Company's fixed price contracts would have a negative impact of approximately $0.9 million on the value of the contracts. At July 3, 2004, a 10% decline in the market price of the Company's fixed price contracts for raw cotton would have had a negative impact of approximately $0.7 million on the value of the contracts. The increase in the potential negative impact from 2004 to 2005 is due principally to larger commitment quantities in 2005.

Interest Rate Sensitivity

Delta Mills' revolving credit facility with GMAC is sensitive to changes in interest rates. Interest is based on a spread over LIBOR or a base rate. An interest rate increase would have a negative impact to the extent the Company borrows against the revolving credit facility. The impact would be dependent on the level of borrowings incurred. As of July 2, 2005, an increase in the interest rate of 1% would have a negative impact of approximately $284,000 on annual interest expense (assuming for illustrative purposes only that interest rates and the amount outstanding remain constant over fiscal year 2006). Similarly, as of July 3, 2004, an increase in the interest rate of 1% would have had a negative impact of approximately $214,000 on annual interest expense. The increase in the negative impact is due to the higher level of borrowings under the revolving credit facility at the 2005 fiscal year end compared to the 2004 fiscal year end.

An interest rate change would not impact the Company's cash flows on the fixed rate ten-year Senior Notes.

                 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



THE BOARD OF DIRECTORS
DELTA WOODSIDE INDUSTRIES, INC.


We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. and subsidiaries as of July 2, 2005 and July 3, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended July 2, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. and subsidiaries as of July 2, 2005 and July 3, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended July 2, 2005, in conformity with U.S. generally accepted accounting principles.


The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the consolidated financial statements, the Company has suffered recurring losses from operations and has uncertainties with regard to its ability to operate within the covenants and availability established by its revolving credit facility that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG LLP
                                          KPMG LLP


Greenville, South Carolina
August 10, 2005, except as to Note C, which is as of September 30, 2005


CONSOLIDATED BALANCE SHEETS
Delta Woodside Industries, Inc.
ASSETS                                                                                    July 2, 2005          July 3, 2004
                                                                                        -----------------     ------------------
CURRENT ASSETS
  Cash and cash equivalents                                                                     $382,000               $746,000
  Accounts receivable:
     Factor                                                                                   37,039,000             38,613,000
     Less allowances for returns                                                                 101,000                 20,000
                                                                                        -----------------     ------------------
                                                                                              36,938,000             38,593,000
  Inventories
     Finished goods                                                                           10,004,000              6,613,000
     Work in process                                                                          19,507,000             18,877,000
     Raw materials and supplies                                                                5,797,000              6,889,000
                                                                                        -----------------     ------------------
                                                                                              35,308,000             32,379,000
  Deferred income taxes                                                                          552,000                634,000
  Prepaid expenses and other current assets                                                    1,389,000                333,000
                                                                                        -----------------     ------------------
                                TOTAL CURRENT ASSETS                                          74,569,000             72,685,000
                                                                                        -----------------     ------------------
ASSETS HELD FOR SALE                                                                           1,900,000              2,495,000
PROPERTY, PLANT AND EQUIPMENT, at cost
     Land and land improvements                                                                1,588,000              1,587,000
     Buildings                                                                                30,771,000             31,006,000
     Machinery and equipment                                                                  85,304,000            116,696,000
     Furniture, fixtures and office equipment                                                 11,141,000             11,948,000
     Leasehold improvements                                                                                           1,030,000
     Construction in progress                                                                     26,000                765,000
                                                                                        -----------------     ------------------
                                                                                             128,830,000            163,032,000
     Less accumulated depreciation and amortization                                           87,969,000             99,907,000
                                                                                        -----------------     ------------------
                                                                                              40,861,000             63,125,000
DEFERRED LOAN COSTS, less accumulated amortization
  of $5,856,000 (2005) and $5,746,000 (2004)                                                     237,000                347,000
OTHER ASSETS                                                                                                             25,000
                                                                                        -----------------     ------------------
TOTAL ASSETS                                                                                $117,567,000           $138,677,000
                                                                                        =================     ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                                     $ 8,409,000            $ 7,927,000
  Revolving credit facility                                                                   28,444,000             21,388,000
  Accrued employee compensation                                                                4,943,000              3,144,000
  Income taxes payable                                                                         2,392,000              2,392,000
  Accrued restructuring expenses                                                               1,054,000
  Accrued and sundry liabilities                                                               4,843,000              5,567,000
                                                                                        -----------------     ------------------
TOTAL CURRENT LIABILITIES                                                                     50,085,000             40,418,000

LONG-TERM DEBT                                                                                30,941,000             31,941,000
DEFERRED COMPENSATION                                                                                                 2,337,000
NONCURRENT DEFERRED INCOME TAXES                                                                 552,000                634,000
SHAREHOLDERS' EQUITY
  Preferred Stock
  Common Stock - par value $.01 a share - authorized 50,000,000 shares,
   issued and outstanding 6,015,182 shares (2005) and 6,002,052 shares (2004)                     60,000                 60,000
  Additional paid-in capital                                                                  87,132,000             87,073,000
  Accumulated deficit                                                                        (51,203,000)           (23,786,000)
                                                                                        -----------------     ------------------
TOTAL SHAREHOLDERS' EQUITY                                                                    35,989,000             63,347,000
                                                                                        -----------------
                                                                                                              ------------------
TOTAL  LIABILITIES AND SHAREHOLDERS' EQUITY                                                 $117,567,000           $138,677,000
                                                                                        =================     ==================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
Delta Woodside Industries, Inc.
                                                                      Year Ended           Year Ended           Year Ended
                                                                     July 2, 2005         July 3, 2004        June 28, 2003
                                                                     ------------         ------------        -------------

Net sales                                                              $157,863,000         $174,358,000         $177,193,000
Cost of goods sold                                                      159,320,000          166,314,000          160,234,000
                                                                   -----------------    -----------------    -----------------
GROSS PROFIT (LOSS)                                                      (1,457,000)           8,044,000           16,959,000
Selling, general and administrative expenses                              9,564,000           11,845,000           11,370,000
Impairment and restructuring expenses                                    12,077,000              847,000              398,000
Other income                                                                427,000              760,000              582,000
                                                                   -----------------    -----------------    -----------------
  OPERATING PROFIT (LOSS)                                               (22,671,000)          (3,888,000)           5,773,000
Other (expense) income:
  Interest expense                                                       (5,246,000)          (4,784,000)          (5,275,000)
 Gain on extinguishment of debt                                             500,000                                 3,643,000
                                                                   -----------------    -----------------    -----------------
                                                                         (4,746,000)          (4,784,000)          (1,632,000)
                                                                   -----------------    -----------------    -----------------

INCOME (LOSS) BEFORE INCOME TAXES                                       (27,417,000)          (8,672,000)           4,141,000
Income tax expense (benefit)                                                                  (1,008,000)           8,757,000

                                                                   -----------------    -----------------    -----------------
NET LOSS                                                               $(27,417,000)         $(7,664,000)         $(4,616,000)
                                                                   =================    =================    =================


Basic and diluted loss per share                                             $(4.61)              $(1.30)              $(0.79)
                                                                   =================    =================    =================

Weighted average number of shares outstanding                             5,948,000            5,893,000            5,862,000
                                                                   =================    =================    =================


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
EQUITY
Delta Woodside Industries, Inc.
                                                            Common        Common       Additional
                                             Preferred      Stock         Stock         Paid-In       Accumulated
                                               Stock        Shares        Amount        Capital         Deficit          Total
                                            ------------ ------------- ------------- --------------- -------------------------------

 BALANCE AT JUNE 28, 2002                            $0     5,828,955       $58,000     $86,694,000   $(11,506,000)     $75,246,000
  Incentive stock award plan, shares issued                    33,261         1,000         175,000                         176,000
  Share repurchases                                           (7,044)                      (24,000)                        (24,000)
  Shares issued                                                 6,944                        24,000                          24,000
  Net loss                                                                                              (4,616,000)     (4,616,000)
                                            ------------ ------------- ------------- --------------- -------------------------------
 BALANCE AT JUNE 28, 2003                            $0     5,862,116       $59,000     $86,869,000   $(16,122,000)     $70,806,000
                                            ============ ============= ============= =============== ===============================

  Incentive stock award plan, shares issued                    30,836                       169,000                         169,000
  Share repurchases                                           (8,691)                      (26,000)                        (26,000)
  Shares issued                                                 8,691                        26,000                          26,000
  2004 Stock Plan,
    contingently returnable shares                            135,000         1,000                                           1,000
 issued
  2004 Stock Plan, forfeitures                               (25,900)
  Contingently returnable shares earned                                                      35,000                          35,000
  Net loss                                                                                              (7,664,000)     (7,664,000)
                                            ------------ ------------- ------------- --------------- -------------------------------
 BALANCE AT JULY 3, 2004                             $0     6,002,052       $60,000     $87,073,000   $(23,786,000)     $63,347,000
                                            ------------ ------------- ------------- --------------- -------------------------------

  Shares issued                                                47,185                        31,000                          31,000
  2004 Stock Plan, forfeitures                               (34,055)
  Contingently returnable shares earned                                                      28,000                          28,000
  Net loss                                                                                             (27,417,000)    (27,417,000)
                                            ------------ ------------- ------------- --------------- -------------------------------
 BALANCE AT JULY 2, 2005                             $0     6,015,182       $60,000     $87,132,000   $(51,203,000)     $35,989,000
                                            ============ ============= ============= =============== ===============================




See notes to consolidated financial statements.


 CONSOLIDATED STATEMENTS OF CASH FLOWS
 Delta Woodside Industries, Inc.
                                                                                Year Ended         Year Ended          Year Ended
                                                                              July 2, 2005       July 3, 2004       June 28, 2003
                                                                              ------------       ------------       -------------
 OPERATING ACTIVITIES
   Net loss                                                                  $(27,417,000)       $(7,664,000)        $(4,616,000)
   Adjustments to reconcile net loss to net
     cash provided by (used in) operating activities:
      Depreciation                                                               7,721,000          8,830,000           8,979,000
      Amortization                                                                 110,000            112,000             135,000
      Decrease in deferred loan costs                                                                                     175,000
      Discount to face value on repurchase of bonds                              (500,000)                            (3,818,000)
      Impairment and restructuring expenses                                     12,077,000            847,000             398,000
      Change in deferred income taxes                                                                                   8,394,000
      Gains on disposition of property and equipment                             (245,000)          (253,000)           (433,000)
      Changes in operating assets and liabilities:
         Accounts receivable                                                     1,655,000          5,855,000           5,500,000
         Inventories                                                           (2,929,000)         11,756,000        (11,388,000)
         Other assets                                                          (1,056,000)            205,000           (497,000)
         Deferred compensation                                                   (488,000)        (2,920,000)             297,000
         Accounts payable and accrued expenses                                 (2,659,000)        (9,024,000)           1,397,000
                                                                         ------------------ ------------------ -------------------
 NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                          (13,731,000)          7,744,000           4,523,000
                                                                         ------------------ ------------------ -------------------

 INVESTING ACTIVITIES Property, plant and equipment:
        Purchases                                                                (390,000)        (5,146,000)         (6,442,000)
        Proceeds of dispositions                                                 7,201,000            861,000             807,000
                                                                         ------------------ ------------------ -------------------
 NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                             6,811,000        (4,285,000)         (5,635,000)
                                                                         ------------------ ------------------ -------------------

 FINANCING ACTIVITIES
     Proceeds from revolving lines of credit                                   173,365,000        176,501,000         195,461,000
     Repayments on revolving lines of credit                                 (166,309,000)      (179,969,000)       (181,970,000)
     Repurchase and retirement of long-term debt                                 (500,000)                           (11,888,000)
     Repurchase of common stock                                                                      (26,000)            (24,000)
                                                                         ------------------ ------------------ -------------------
 NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             6,556,000        (3,494,000)           1,579,000
                                                                         ------------------ ------------------ -------------------

 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (364,000)           (35,000)             467,000

 Cash and cash equivalents at beginning of year                                    746,000            781,000             314,000
                                                                         ------------------ ------------------ -------------------

 CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $382,000           $746,000            $781,000
                                                                         ================== ================== ===================






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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed using the straight-line method for financial reporting based on estimated useful lives of three to 32 years, but predominantly over seven to 14 years.

DEFERRED LOAN COSTS: Deferred loan costs are being amortized over the life of the related debt, which is primarily 10 years.

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets held for sale are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

REVENUE RECOGNITION: Sales are recorded upon shipment or designation of specific goods for later shipment at the customers' request, due to changes in the customers' manufacturing schedules. The Company records a portion of its revenues on a bill and hold basis, invoicing goods that have been produced, packaged and made ready for shipment. The goods are effectively segregated from inventory which is available for sale. The risk of ownership of the goods has passed to the customer, and remittance terms are consistent with all other sales by the Company.

The Company's sales agreements do not give the buyer a right of return. When returns and allowances are authorized by the Company, returns and allowances are accounted for as a reduction to sales, and sales are reported net of returns and allowances. Allowances are charged against sales at the full dollar amount of the allowance.

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

EARNINGS PER COMMON SHARE: Basic earnings (loss) per common share is calculated assuming no dilution. Diluted earnings per common share is calculated using the number of weighted average common shares, as adjusted for the incremental shares attributable to dilutive potential common stock (stock options). Dilutive potential common stock did not have an impact on weighted average shares outstanding for any of the periods presented and do not affect the calculation of loss per share since such affect was anti-dilutive due to losses incurred.

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

(In thousands, except per share data)                       Year Ended               Year Ended              Year Ended
                                                            July 2, 2005             July 3, 2004            June 28, 2003
                                                            -----------------        ------------------      -----------------
Net loss, as reported                                    $          (27,417)      $            (7,664)    $           (4,616)

Add stock based employee compensation expense
included in reported net loss, net of tax                                43                        40                    280

Less total stock based compensation expense
   determined under fair value based method, net
   of related tax effects                                               (43)                      (40)                  (797)
                                                            -----------------        ------------------      -----------------
Pro forma net loss                                       $          (27,417)      $            (7,664)    $           (5,133)
                                                            -----------------        ------------------      -----------------
Loss per share:
Basic and diluted - as reported                          $            (4.61)      $             (1.30)    $            (0.79)
                                                            =================        ==================      =================

Basic and diluted - pro forma                            $            (4.61)      $             (1.30)    $            (0.88)
                                                            =================        ==================      =================


ENVIRONMENTAL COSTS: Environmental compliance costs, including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued when remedial efforts are probable, and the cost can be reasonably estimated.

RAW COTTON & COTTON YARN PROCUREMENT: In prior years, as a part of the Company's business of converting fiber to finished fabric, the Company made raw cotton purchase commitments and then fixed prices with cotton merchants who buy from producers and sell to textile manufacturers. As part of the 2005 Realignment Plan, the Company ceased internal production of cotton yarns and no longer purchases raw cotton. The Company now makes cotton yarn purchase commitments and then fixes prices with the yarn vendors. These contracts are settled by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton yarn requirements up to eighteen months in the future. If market prices for yarn fall below the Company's committed fixed costs and it is estimated that the costs of yarn are not recoverable in future sales of finished goods, the differential is charged to income at that time.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of the Company's financial instruments, except for those disclosed in Note C, approximate their estimated fair values due to either the short-term maturities of such instruments or minor interest rate differentials.

ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

FISCAL YEAR: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 2005 and 2003 each consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks.

NOTE B -- ACCOUNTS RECEIVABLE AND MAJOR CUSTOMERS

The Company assigns a substantial portion of its trade accounts receivable to GMAC Commercial Credit LLC (the Factor) under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the Factor prior to shipment of goods, up to a maximum for each individual account. The factor agreement contains two programs for assignment of receivables: a collection program and a purchased program. Under the collection program, accounts are assigned to the factor for ledgering and collection. Under the purchased program, accounts are assigned to the factor as the sole owner thereof. The majority of the factored receivables fall under the purchased program. Under both the collection and the purchased program, the amounts due from the factor are the same as the amounts due from the customer trade accounts. There are no advances from the Factor against the assigned receivables. All factoring fees are recorded on the Company's books as incurred as a part of selling, general and administrative expenses.

The Company's accounts receivable are due from many companies that produce apparel products. Credit risk for the receivables generally remains with the Factor under the terms of the factoring agreement.

For fiscal year 2005, the Company had one customer, Levi Strauss, that exceeded 10% of consolidated net sales. The Company's net sales to this customer totaled $22 million, or approximately 14%, of net sales in fiscal year 2005. For fiscal year 2004, the Company had two customers, V.F. Corporation, and Levi Strauss, that exceeded 10% of consolidated net sales. The Company's net sales to these customers totaled $45 million, or approximately 26%, of net sales in fiscal year 2004. For fiscal year 2003, the Company had three customers, Levi Strauss, Haggar Apparel and V.F. Corporation, net sales to each of which exceeded 10% of consolidated net sales. The Company's net sales to these customers totaled $71 million, or approximately 40%, of net sales in fiscal year 2003. The foregoing amounts include sales directly to subcontractors of the named apparel companies. In addition, during fiscal years 2005, 2004, and 2003, net sales of military fabrics to apparel customers accounted for approximately 47%, 44%, and 33%, respectively, of the Company's total net sales. The loss of any of these accounts could have a material adverse effect on the results of the Company.


NOTE C - LIQUIDITY, REVOLVING CREDIT FACILITY, LONG-TERM DEBT AND LEASES

LONG-TERM DEBT AND REVOLVING CREDIT FACILITY: On August 25, 1997, Delta Mills issued $150 million of unsecured ten-year Senior Notes at an interest rate of 9.625%. These notes will mature in August 2007. At July 2, 2005, the outstanding balance of the notes was $30,941,000, a reduction of $1,000,000 from the balance at July 3, 2004. This reduction is the result of a purchase by Delta Mills of $1,000,000 face amount of its 9.625% Senior Notes for $500,000 during the third quarter of fiscal year 2005.

THE GMAC REVOLVING CREDIT FACILITY. Delta Mills has a revolving credit facility with GMAC with a term lasting until March 2007. Borrowings under this credit facility are limited to the lesser of (i) $38.0 million less the aggregate amount of undrawn outstanding letters of credit or (ii) a "formula amount" equal to (A) 90% of eligible accounts receivable plus 50% of eligible inventories of Delta Mills minus (B) the sum of $7.0 million plus the aggregate amount of undrawn outstanding letters of credit plus certain reserves. Through February 2006, the formula amount is increased by a $3.0 million "supplemental amount" as described more fully in the fifth bullet point below. The facility is secured by the accounts receivable, inventories and capital stock of Delta Mills. The average interest rate on the credit facility was 6.24% at July 2, 2005 and is based on a spread over either LIBOR or a base rate. Borrowings under this facility were $28.4 million and $21.4 million as of July 2, 2005 and July 3, 2004, respectively. As of July 2, 2005, the revolver availability was approximately $7.3 million, net of the $7 million availability reduction established by the credit facility, and the aggregate amount of undrawn letters of credit was approximately $1.3 million.

At the beginning of fiscal year 2005, the GMAC credit facility had a maximum loan amount of $50 million and had financial covenants that required Delta Mills to comply with a maximum leverage ratio and a minimum fixed charge coverage ratio. Since the beginning of fiscal year 2005, the credit facility has been amended, or Delta Mills has received waivers, as described below.

     o On August 18, 2004, the credit facility was amended to reduce the maximum availability to $38 million, and the maximum leverage ratio and fixed charge coverage ratio covenants were replaced with a minimum Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) covenant. The new covenant set required minimum EBITDA levels for each quarter of fiscal year 2005 and provided that it would constitute an event of default if Delta Mills and its lender failed to agree by the end of fiscal year 2005 to minimum EBITDA levels for the remainder of the term of the revolving credit facility.

     o On October 18, 2004, GMAC agreed to an amendment to the financial covenants in the credit facility to reduce the required minimum EBITDA levels for each quarter of fiscal year 2005. This amendment was intended to allow the Company to remain in compliance with these covenants while executing its 2005 Realignment Plan.

     o On May 12, 2005, GMAC granted Delta Mills a waiver with respect to a violation of the EBITDA covenant as of the end of the third quarter of fiscal year 2005.

     o On May 17, 2005, GMAC granted Delta Mills a prospective waiver of the EBITDA covenant for the end of fiscal year 2005 conditioned upon Delta Mills (i) achieving trailing twelve months EBITDA as of fiscal year 2005 year-end of negative $700,000, (ii) maintaining undrawn availability of at least $2.5 million for thirty consecutive days immediately prior to and immediately subsequent to the date on which Delta Mills delivered to GMAC its draft financial statements for fiscal year 2005 and (iii) not otherwise being in default under the credit facility.

     o On August 9, 2005, Delta Mills entered into a waiver and amendment that (i) waived Delta Mills' noncompliance with the minimum EBITDA covenant for the fourth quarter ended July 2, 2005, (ii) allows for the payout of the deferred compensation participant account balances,
          (iii) sets required minimum EBITDA levels for each quarter of fiscal year 2006, (iv) provides that it will be an event of default if Delta Mills and GMAC do not enter into a written amendment establishing required EBITDA levels for the remainder of the term of the credit facility, (v) provides for a $3.0 million supplement to the allowed asset-based availability that is available through February of 2006 (Delta Mills will owe a $30,000 fee for any calendar month in which Delta Mills uses, on more than three days, all or part of this supplemental amount) and (vi) increased the applicable margin on Eurodollar loans from 3% to 4%.

     o On September 30, 2005, Delta Mills, Inc. entered into a further waiver and amendment to its revolving credit agreement with GMAC. The credit facility amendment includes a waiver with respect to the Company's requirement to provide financial statements for the fiscal year ended July 2, 2005 reported on without qualification by the Company's independent public accounting firm and sets new required minimum EBITDA levels for each quarter of fiscal year 2006 and increases the applicable margin on Eurodollar loans from 4% to 5% and the applicable margin prime rate loans from 0.75% to 2.75%. GMAC will require an appraisal of the Company's inventory within 45 days. The Company believes that GMAC will use this appraisal, among other matters, to determine whether to extend the $3.0 million supplemental line beyond February 2006.

The Delta Mills credit facility contains restrictive covenants that restrict additional indebtedness, dividends, and capital expenditures. The payment of dividends with respect to Delta Mills' stock is permitted if there is no event of default and there is at least $1 of availability under the facility. The indenture pertaining to Delta Mills' 9.625% Senior Notes also contains restrictive covenants that restrict additional indebtedness, dividends, and investments by Delta Mills and its subsidiaries. The payment of dividends with respect to Delta Mills' stock is permitted if there is no event of default under the indenture and after payment of the dividend, Delta Mills could incur at least $1 of additional indebtedness under a fixed charge coverage ratio test. Dividends are also capped based on cumulative net income and proceeds from the issuance of securities and liquidation of certain investments. Delta Mills may loan funds to the Company subject to compliance with the same conditions. At July 2, 2005, Delta Mills was prohibited by these covenants from paying dividends and making loans to the Company. During the fiscal years ended July 2, 2005, July 3, 2004, and June 28, 2003, Delta Mills did not pay any dividends to the Company.

The indenture for Delta Mills' Senior Notes provides that it is an event of default under the indenture if Delta Mills defaults in the payment of principal or interest at final stated maturity (as defined in the indenture), or otherwise defaults resulting in acceleration, of other indebtedness aggregating $5.0 million or more. Either the indenture trustee or holders of 25% or more in principal amount of the Senior Notes may accelerate the Senior Notes in an event of default under the indenture. There have been several defaults under the Delta Mills revolving credit facility; however, in each case to date, the lender has either waived the default or entered into an amendment to cure the default. If there is a future default under the Delta Mills revolving credit facility, which the Company cannot cure or which the lender declines to waive or cure by amendment, holders of the Senior Notes or the indenture trustee could, under the circumstances described in the indenture, accelerate the Senior Notes.

LIQUIDITY: Our consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. Management believes that, with the Company's entry into the August 2005 and September 2005 amendments to the GMAC revolving credit agreement, and based on projections of what management considers to be the most probable outcomes of future uncertainties, the cash flows generated by the Company's operations and funds available under Delta Mills' credit facility should be sufficient to service its debt, to satisfy its day-to-day working capital needs and to fund its planned capital expenditures for the next twelve months. This belief by management is dependent on the validity of several assumptions that underpin the Company's internal forecasts. These assumptions include:

     1.   Government business:
          o revenues remaining at the fiscal year 2005 level for fiscal year 2006 and beyond
          o minimum disruption from the problems associated with the transition to the new uniform as discussed in "-- Our Outlook for Fiscal Year 2006"
          o U.S. government funding for military uniforms is not materially delayed or decreased as a result of delays in the budgeting process or the costs of recovering from recent hurricanes and other demands on government resources;
          o    a moderation in the rate of increase in energy and chemical costs
          o continued credit approval of the government business's customer base by our factor GMAC
     2.   Commercial cotton business:
          o maintaining fiscal year 2005 revenue levels in fiscal year 2006 and beyond
          o improved margins based on the continuation of current trends in sales prices and raw material costs
          o    a moderation in the rate of increase in energy and chemical costs
          o continued credit approval of the commercial cotton business's customer base by our factor GMAC

     3.   Exit of the synthetics business:
          o an orderly production flow to complete all commitments to our synthetics customers
          o    minimum negative run-out costs
          o    minimum inventory write-downs
          o the collection of substantially all of the associated accounts receivable;
     4. Payment terms required by our principal vendors and suppliers do not become materially more stringent.

The Company has suffered recurring losses from operations and there can be no assurance that the Company's actual results will match its internal forecasts of the most probable outcomes. Adverse effects from the risks described under "Management's Discussion and Analysis of Results of Operations and Financial Condition--In Conclusion" or other unforeseen events or risks could cause future circumstances to differ significantly from these forecasts. These adverse changes in circumstances could cause the Company's needs for cash to exceed the availability of credit under Delta Mills' revolving credit agreement, particularly following the February 28, 2006 expiration of the $3.0 million supplemental credit line provided by GMAC. In addition, because the fiscal year 2006 quarterly trailing twelve month EBITDA covenants in our GMAC revolving credit agreement provide minimal tolerance for any shortfall in operating results, we may be required to seek additional waivers or amendments to our GMAC revolving credit agreement if our operating results do not improve as we anticipate. GMAC has consistently granted waivers or amendments in the past to address our financial difficulties, and the bulk of its collateral is accounts receivable, so we believe that GMAC is well-collateralized. However, we cannot guarantee that we would be able to obtain any necessary waivers or amendments in the future. If we become unable to borrow under our revolving credit facility because of insufficient availability or an unwaived default, our ability to continue operations would likely be in substantial doubt.


LEASES: The Company leases office space in New York City and Greenville, SC under non-cancelable operating leases with terms expiring from 2008 to 2010. Rent expense relating to all non-cancelable operating leases of the Company was approximately $406,000, $466,000 and $435,000 for fiscal years 2005, 2004 and
2003, respectively.

Total interest expense incurred by the Company was $5,246,000, $4,784,000 and $5,275,000 for fiscal years 2005, 2004, and 2003, respectively, net of $46,000 and $0.4 million of capitalized interest in fiscal years 2004 and 2003, respectively. No interest was capitalized in fiscal year 2005. Total interest paid during fiscal years 2005, 2004, and 2003 was $5,136,000, $4,781,000 and
$5,778,000, respectively.

At July 2, 2005, the carrying value of the Senior Notes was $30,941,000. The last period of meaningful trading activity for these notes was the Dutch Auction in 2003, when the Company repurchased a principal amount of $12,798,000 at $790 per $1,000 principal amount. Management believes that the notes are not widely held and there is very little if any trading activity. Recent indications of interest in the marketplace have ranged in value from $500 to $800 per $1,000 principal amount.

The fair value of the revolving credit facility approximates its carrying value as of July 2, 2005 due to the variable interest rate provision of the facility.

Aggregate principal maturities of all long-term debt and minimum payments under non-cancelable operating leases are as follows:


                                                  Long-Term Debt               Operating Leases
        Fiscal Year
                            2006                                                       $279,000
                            2007                                                        283,000
                            2008                     $30,941,000                        290,000
                            2009                                                        257,000
                            2010                                                        147,000
                                       --------------------------
                                                                       -------------------------
        Total                                        $30,941,000                     $1,256,000
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


STOCK OPTION PLANS

The Company's 2000 Stock Option Plan, (the "Current Plan"), was approved by the Company's shareholders in fiscal year 2001. The Current Plan gives the Company the right to grant options for up to 416,750 shares of Common Stock to employees. The Company's previous stock option plan, (the "Previous Plan"), was approved by the shareholders in fiscal year 1991, and amended in fiscal year 1996 and fiscal year 1998. The Previous Plan terminated in May 2000. The
Previous Plan gave the Company the right to grant options for up to 200,000 shares of Common Stock to employees (after giving effect to the 4:1 reverse stock split affected in fiscal year 2002).

All then-outstanding options granted under the Previous Plan were vested and became exercisable in connection with the spin off of Delta Apparel and Duck Head during fiscal year 2000. All options granted under the Previous Plan expired on the fifth anniversary of their respective dates of grant. As of July 2, 2005 and July 3, 2004, no options under the Previous Plan remained outstanding. As of June 28, 2003, 10,125 options remained outstanding under the Previous Plan. Under the terms of the Current Plan, each option granted during fiscal year 2001 vested with respect to one-third of the shares on June 30 in each of 2001, 2002 and 2003 and each third expires ten years from the corresponding vesting date.

Any excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options vest. No compensation expense was recognized for stock options during 2005, 2004 or 2003.

A summary of the Company's stock option status and activity is presented below:

                                                        July 2, 2005               July 3, 2004              June 28, 2003
                                                  -------------------------  -------------------------  -------------------------
                                                                Weighted                   Weighted                   Weighted
                                                                 Average                    Average                    Average
                                                     Shares       Price         Shares       Price         Shares       Price
                                                  -------------------------  -------------------------  -------------------------
Outstanding at Beginning of Year                       370,910       $6.75        381,035       $6.83        413,197       $7.09


Granted                                                                N/A                        N/A                        N/A

Exercised                                                              N/A                        N/A                        N/A

Forfeited
                                                       (39,501)      $6.75        (10,125)      $9.88       (32,162)      $10.25

                                                  -------------------------  -------------------------  -------------------------
Outstanding at End of Year
                                                       331,409       $6.75        370,910       $6.75       381,035       $6.83
                                                  =========================  =========================  =========================

Option price range - End of Year                                     $6.75                      $6.75             $6.75 to $9.88

Option price range - Exercised Shares                                  N/A                        N/A                        N/A


Options available for grant - End Of Year                           85,341                     45,840                     45,840


Options Exercisable - End of Year                                  331,409                    370,910                    257,537

Weighted average fair value - Options Granted                          N/A                        N/A                        N/A

The following table summarizes information about stock options outstanding at July 2, 2005:

                                           Options Outstanding                                  Options Exercisable
                        -----------------------------------------------------------    --------------------------------------
        Range of             Number       Weighted Average     Weighted Average             Number       Weighted Average
        Exercise          Outstanding         Remaining           Exercisable            Exercisable        Exercisable
         Prices            at 7/2/05            Life                 Price                at 7/2/05            Price
-----------------------------------------------------------------------------------    --------------------------------------
         $6.75             331,409           7.0 Years              $6.75                  331,409            $6.75



INCENTIVE STOCK PLAN

The Company's Incentive Stock Award Plan, (the "Plan"), was approved by the shareholders in fiscal year 2001. The Plan gives the Company the right to grant awards for up to 166,750 shares of Common Stock to employees. Awards were granted during 2001 to purchase up to 166,667 shares. During fiscal years 2003, 2002 and 2001, awards to purchase 608, 1,600 and 5,126 shares, respectively, were forfeited.

Under the Incentive Stock Award Plan, awards are granted for the right to purchase shares for $0.01 per share. Awards issued pursuant to the Plan may include both employee service awards and performance based awards dependent upon the achievement of certain performance goals over a three-year period. Service awards, which account for 100,000 of the shares granted in 2001, vested with respect to one third of the shares on the last day of the fiscal year in each of 2001, 2002, and 2003. Compensation expense for service awards is based upon the grant date market price and is recognized over the vesting period. Awards based upon the achievement of certain performance goals account for 66,667 of the awards granted in 2001. Compensation expense is recorded over the three-year performance period and is based upon estimates of performance levels. Compensation expense (income) for the Company's service awards under the Incentive Stock Award Plan, including related tax assistance, was $0, $(26,000), and $280,000 for fiscal years 2005, 2004 and 2003, respectively. No compensation expense was recognized for performance based awards during 2005, 2004 and 2003. At July 2, 2005, there were no grants outstanding under the Incentive Stock Award Plan, and shares available for grant were 7,417.

2004 STOCK PLAN

The Company's 2004 Stock Plan was approved by the Company's shareholders on November 6, 2003. The Stock Plan permits the Company to grant restricted stock awards and phantom stock awards for up to an aggregate maximum of 240,000 shares of the Company's common stock. The Company granted awards for 135,000 shares of restricted stock and 90,000 shares of phantom stock awards during December of 2003. During fiscal year 2005, 16,100 shares of restricted stock and 10,732 shares of phantom stock awards were forfeited because of the termination of recipients' employment. During fiscal year 2004, 4,200 of restricted stock and 2,800 shares of phantom stock awards were forfeited because of the termination of recipients' employment. An additional 21,700 shares of restricted stock and 14,466 shares of phantom stock awards were forfeited during fiscal year 2004 as a result of the Company's failure to meet the required performance criteria for fiscal year 2004. An additional 17,955 shares of restricted stock and 11,970 shares of phantom stock awards were forfeited during fiscal year 2005 as a result of the Company's failure to meet the required performance criteria for fiscal year 2005.

All awards granted are subject to vesting conditions, including conditions based on continued employment with the Company (fifty percent of the awards) and performance-based conditions (fifty percent of the awards). With respect to any grant, one third of the shares subject to vesting based on continued employment vested or will vest on the last day of each of fiscal years 2004, 2005 and 2006. Compensation expense for restricted stock awards based on continued employment is based on grant date market price and is recognized over the vesting period. Compensation expense for phantom stock awards based on continued employment is based on the stock price at the end of the reporting period and is recognized over the vesting period. The shares subject to vesting based on performance would have vested or will vest if certain targets were or are attained for net income and return on assets in each of fiscal years 2004, 2005 and 2006. Compensation expense for awards based on continued employment for fiscal year 2004 and fiscal year 2005 was $66,000 and $43,000, respectively. Compensation expense for stock awards based on performance is based on the Company's projections of likely attainment of the performance criteria and stock price at the end of its reporting period and is recognized over the vesting period. No compensation expense for awards based on performance was recognized in either fiscal year 2004 or 2005. A participant in the plan may not transfer shares issued under the plan prior to the fifth anniversary of the date the shares first vested. To the extent that an award is forfeited, any shares subject to the forfeited portion of the award will again become available for issuance under the Stock Plan. At the end of fiscal year 2005, 48,832 shares were available for grant.

STOCK REPURCHASE PLAN

On December 13, 1999, the Company announced that its Board of Directors had approved a plan to purchase from time to time up to an aggregate of 1,250,000 shares of the Company's outstanding stock at prices and at times at the discretion of the Company's top management. To date, 12,612 shares have been repurchased under this plan. During fiscal years 2003 and 2002, the Company purchased, net of deemed reissuances, approximately 100 and 12,512 shares at a cost of approximately $341 and $44,000, respectively. No such share repurchases were made in fiscal years 2004 and 2005.

PREFERRED STOCK

The  shareholders  have  authorized  the  Board of  Directors  to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.


NOTE E -- INCOME TAXES

For fiscal year 2005, the Company had a regular taxable loss of $11.1 million and alternative minimum taxable loss of approximately $14.3 million. At July 2, 2005, the Company had regular tax loss carryforwards of approximately $49.2 million for federal purposes and $18.6 million for state purposes. The Federal loss carryforwards expire at various intervals from 2013 to 2025, while the state loss carryforwards expire at various intervals beginning in fiscal year 2006.

The Company's gross deferred tax assets are reduced by valuation allowances of $21,003,000 and $10,626,000 at July 2, 2005 and July 3, 2004, respectively. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. The Company's management believes that it is more likely than not that the Company will be unable to fully utilize its net deferred tax assets before they expire and, consequently, has recognized a full valuation allowance on its net deferred tax assets at both July 2, 2005 and July 3, 2004. There was an increase in the valuation allowance of $10,377,000, $3,372,000, and $7,199,000 for fiscal years 2005, 2004, and 2003, respectively.

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                       2005                 2004
                                                                   --------------  -----------------------
Assets:
       Net operating loss carryforwards                              $18,529,000              $14,087,000
       Tax credit carryforwards                                        3,680,000                3,735,000
       Deferred compensation                                           1,728,000                1,926,000
       Health claims and worker's compensation                         1,018,000                  966,000
       Accrued compensation                                              185,000                  199,000
       Accrued restructuring expenses                                    387,000
       Inventories                                                       418,000
       Other                                                             182,000                  248,000
                                                                   --------------  -----------------------
            Gross deferred tax assets                                 26,127,000               21,161,000
       Valuation allowance                                          (21,003,000)             (10,626,000)
                                                                   --------------  -----------------------
            Net deferred tax assets                                    5,124,000               10,535,000

Liabilities:
       Depreciation                                                    5,124,000               10,483,000
       Inventories                                                                                 52,000
                                                                   --------------  -----------------------
            Deferred tax liabilities                                   5,124,000               10,535,000
                                                                   --------------  -----------------------
            Net deferred taxes                                                $0                       $0
                                                                   ==============  =======================



Significant components of the provision for income tax expense (benefit) are as follows:

                                                                  2005             2004              2003
                                                             ---------------   --------------   ---------------
Current:
       Federal Income Taxes                                                     $(1,008,000)         $(45,000)
       State Income Taxes                                                                              408,000
                                                             ---------------   --------------   ---------------
       Total Current                                                             (1,008,000)           363,000

Deferred:
       Federal income taxes                                                                          8,341,000
       State income taxes                                                                               53,000
                                                             ---------------   --------------   ---------------
       Total Deferred                                                                                8,394,000
                                                             ---------------   --------------   ---------------

The total provision for income taxes                                     $0     $(1,008,000)        $8,757,000
                                                             ===============   ==============   ===============

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rates is as follows:



                                                                              2005              2004             2003
                                                                         ----------------  ---------------- ---------------

 Income tax expense (benefit) at statutory rates                            $(9,596,000)      $(3,035,000)      $1,449,000
 State tax expense (benefit), net of federal benefit                           (522,000)         (307,000)         107,000
 Income tax benefit due to changes in estimated exposure items                                 (1,008,000)
 Valuation allowance adjustments                                             10,377,000         3,372,000        7,199,000
 Other                                                                         (259,000)          (30,000)           2,000
                                                                         ----------------  ---------------- ---------------
                                                                                      $0      $(1,008,000)      $8,757,000
                                                                         ================  ================ ===============


The Company made tax payments of $0, $51,000 and $165,000 during fiscal years 2005, 2004 and 2003, respectively.


NOTE F -- EMPLOYEE BENEFIT PLANS

Eligible employees participate in the Delta Woodside Industries, Inc. 401(k) plan. During fiscal years 2005, 2004 and 2003, the Company contributed $234,000, $556,000 and $617,000, respectively, to the 401(k) plan to match employee contributions. Effective January 1, 2005, the Company suspended its contributions to the 401(k) plan.

As of July 2, 2005, the Company had a Deferred Compensation Plan that permitted certain management employees to defer a portion of their compensation. Deferred compensation accounts were credited with interest and were distributable after retirement, disability or employment termination. As of July 2, 2005 and July 3, 2004, the Company's liability was $4,178,000 and $4,665,000, respectively. The ability of participants to add to their accounts under this plan was effectively discontinued pursuant to an amendment described below.

On January 16, 2004, based on the recommendation of the Company's Compensation Committee, the Board (with Mr. Garrett abstaining) approved an amendment of the Company's deferred compensation plan. The deferred compensation plan amendment provided that each participant's deferred compensation account would be paid to the participant upon the earlier of the participant's termination of employment or in accordance with a schedule of payment that would pay approximately 40%, 30%, 20% and 10% of the participant's total pre-amendment account on February 15 of 2004, 2005, 2006 and 2007, respectively. Any such February 15 payment was conditioned on there being no default under the Delta Mills Senior Note Indenture or the Delta Mills revolving credit facility and on Delta Mills meeting the fixed charge coverage ratio test as defined in the Senior Note Indenture for the most recently ended four full fiscal quarters, determined on a pro forma basis. Compliance with the fixed charge coverage ratio test is required by the Senior Note Indenture only as a condition to Delta Mills taking certain actions (such as the incurrence of indebtedness or the issuance of preferred stock) in certain circumstances; however, the amendment of the deferred compensation plan adopted by the Board required satisfaction of the fixed charge coverage ratio test before scheduled payments would be made. The first payment of approximately $3.1 million was made in February 2004. As of February 15, 2005, Delta Mills did not meet, for the purpose of the scheduled payment, the fixed charge coverage ratio test as defined in the Senior Note

Indenture for the most recently ended four full fiscal quarters, determined on a pro forma basis. Accordingly, any future payments in accordance with the schedule in the amendment were delayed until all conditions to such payment could be met.

On August 8, 2005 the Board approved termination of the Company's deferred compensation plan and payout of participant plan balances (approximately $3.4 million in the aggregate at August 8, 2005). The termination of the deferred compensation plan by the Board (with Messrs. W.F. Garrett and J.P. Danahy abstaining) followed the recommendation of the Board's Compensation Committee. By terminating the deferred compensation plan and paying the respective account balances to each participant, the Company expects to retain certain of its key managers who are essential to the future of the Company. The Compensation Committee and the Board decided to terminate the deferred compensation plan as a measure to retain key employees who, in light of the general difficulties in the textile industry, have expressed a desire to diversify their retirement assets. Since fiscal year 2004, certain employees who voluntarily terminated their employment with the Company stated that a primary reason for their departure was that the deferred compensation plan had not been earlier terminated, which early termination would have allowed them to receive their deferred compensation accounts without leaving the Company's employ. The Company conditioned termination of the deferred compensation plan with respect to any employee participant on the agreement of that participant to remain an employee for a specified period (eighteen months in the case of the executive officers and certain other employees). By August 29, 2005, all employee participants entered into such agreements and received distributions of their account balances, which completed the termination of the plan. As a result of the termination of the deferred compensation plan and a distribution in connection with employment termination of approximately $700,000 to one employee who resigned his employment after the end of fiscal year 2005 but before the board decided to terminate the plan, approximately $4.2 million, which represented the aggregate participant plan balances, is classified on the consolidated balance sheet at July 2, 2005 as accrued employee compensation in current liabilities.

NOTE G -- COMMITMENTS AND CONTINGENCIES

Due to the closing of the yarn manufacturing operations at our Beattie plant, the Company no longer purchases cotton. Instead, it now enters into agreements to purchase all of its cotton yarn from third party vendors. At July 2, 2005, minimum payments under these agreements with non-cancelable terms were approximately $18 million.

Two of the Company's South Carolina plants, the Delta 2 and Delta 3 finishing plants, have experienced and are experiencing high nitrate levels in the groundwater at the two adjacent sludge spray sites for these plants. The South Carolina Department of Health and Environmental Control ("DHEC") and the Company have entered into a consent agreement which requires the Company to monitor the groundwater until drinking water standards are attained.

In addition, the National Pollutant Discharge Elimination System ("NPDES") permit issued to the Delta 2 and Delta 3 finishing plants on April 1, 2004, contained a new parameter for zinc in discharges that the Company is supposed to meet by April 1, 2006. On March 1, 2005, DHEC allowed the Company to convert groundwater recovery wells with discharges that exceeded the zinc parameter to monitoring wells, which brought the Company into compliance with the NPDES permit's zinc discharge limits.

The Company believes that it can satisfy its permit and DHEC's requirements at the Delta 2 and Delta 3 finishing plants without material additional cost. Although there is no assurance that the Company will be successful, and it could face administrative penalties if it is not, no accrual has been made for such contingency, and the Company does not currently believe that liability has been incurred. Even if the Company does incur administrative penalties or additional costs, it does not believe this matter will have a material adverse impact on the Company's financial position.


On June 30, 2000, the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site. Because of these studies, one-half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $305,000 remains in this escrow account. The Company recorded the sale net of estimated costs to remediate the property. The North Carolina Department of Environment and Natural Resources is requiring Delta Mills to install a monitoring well on an adjacent property owner's land. The adjacent owner is requesting that Delta Mills provide it with the sampling results and indemnify it from any contamination on its property. If contamination is discovered, the Company would likely face a claim for damages. Management believes that the escrow is sufficient to cover any expenses related to the remediation of this property, and consequently has not recognized a liability in the consolidated financial statements.

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

At the Mississippi ("ERS") site, the PRP group completed the surface removal action and investigated soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, estimates of costs to clean-up the site were $4 million, and could be higher. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, was found in the site's groundwater and at nearby drinking water wells. The EPA referred the site to the Mississippi Department of Environmental Quality ("MDEQ") in 1996. In August of 2001, MDEQ indicated to a third party that it was still considering action at the site. On June 16, 2004, MDEQ conducted a site investigation to determine if any homes around the site still used private water wells and located three such homes. On October 13, 2004, a contractor wrote to EPA that "residents downgradient of the ERS property are currently being exposed to  unacceptable  concentrations  of  contaminants  ....
Therefore,  it is  recommended  that  EPA  take  immediate  action  to  mitigate exposures to contaminated  groundwater by residents at [two addresses]....  [I]t appears  that  groundwater  contamination  has  expanded  beyond  the  extent of contamination previously identified in 1993.... Therefore, ... a complete survey of domestic  wells in the vicinity of the ERS property  should be  conducted....
Finally, if it is determined that additional residents are currently being exposed to unacceptable concentrations of contaminants, it is recommended that EPA also take immediate action to mitigate exposure at these residences." On October 18, 2004, MDEQ notified the homeowners that their drinking water wells were contaminated.

Although no assurance can be provided, the Company believes that it is shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company. The Company has denied any responsibility at these three sites, has declined to participate as a member of the respective PRP groups, and has not provided for any reserves for costs or liabilities attributable to the Selling Corporation. No accrual has been made for these Nautilus contingencies, as we do not believe it is probable that a liability has been incurred.


On January 10, 2000, the North Carolina Department of Environment and Natural Resources requested that Delta Mills, Inc., a subsidiary of the Company, accept responsibility for investigating the discharge of hazardous substances at a hazardous waste site known as the Glen Raven Mills Site, Kings Mountain, North Carolina (the "Site"). A predecessor by merger of Delta Mills, Inc., Park Yarn Mills Company, Inc. ("Park Yarn"), owned the Site for approximately six (6) years, from 1977 to 1983 (prior to the time Delta Mills, Inc. became a subsidiary of Delta Woodside Industries, Inc.) Delta Mills, Inc. is aware of no evidence that Park Yarn discharged or deposited any hazardous substance at the Site or is otherwise a "responsible party" for the Site. Further, Park Yarn filed bankruptcy and was discharged in 1983. Although no assurance can be provided, any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. Accordingly, Delta Mills, Inc. has denied any responsibility at the Site, declined to undertake any activities concerning the

Site, and has not provided for any reserves for costs or liabilities attributable to Park Yarn. We believe any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. No accrual has been made for these contingencies, as we do not believe it is probable that a liability has been incurred.

During 1998, the Company received notices from the State of North Carolina asserting deficiencies in state corporate income and franchise taxes for the Company's 1994 - 1997 tax years. The total assessment proposed by the State amounted to $1.5 million, which included interest and penalties at that time. The assessment was delayed pending an administrative review of the case by the State. In October 2002, the State proposed a settlement in which the Company would have paid approximately 90% of the assessed amount plus a portion of certain penalties for the Company's tax years 1994 - 2000. In January, 2005, the North Carolina Department of Revenue (the Department) notified the Company that the North Carolina Court of Appeals unanimously upheld the Department's assessment of corporate income and franchise tax against A&F Trademark and eight other holding company subsidiaries of the Limited Stores, Inc. (the "Limited Stores Case"), ruling that the trademark holding companies were doing business in the state of North Carolina for corporate income tax purposes. As a result of the Limited Stores Case ruling, the Department proposed a Voluntary Compliance Program (the Program) whereby the Company could pay the assessment amount for the Company's 1994 - 1997 tax years plus interest for a total of approximately $1.4 million. Under the Program, the Department would waive all penalties provided that the Company paid the tax and interest and waived all rights to a refund. The Company rejected the Department's offer. The North Carolina Supreme Court has upheld the Department's position in the Limited Stores Case, and in June 2005, the tax payers in that case asked the U.S. Supreme Court to review the decision. The Department has indicated that, if the U.S. Supreme Court declines to review the Limited Stores Case decision, the Company must either pay the assessment or continue its appeal in an administrative tax hearing before the North Carolina Secretary of Revenue. The Company has determined to continue with its appeal due to management's belief that the State's legal position is in conflict with established principles of federal constitutional law. The Company considers all exposures in determining probable amounts of payment and has determined that any likely settlement will not exceed established reserves; therefore, any payment in settlement of this matter is not expected to result in a material impact on the Company's financial position or results of operations. Any payment would, however, negatively impact the Company's liquidity.

From time to time the Company and its subsidiaries are defendants in other legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its results of operations or financial position.

Substantial portions of the Company's fixed assets are the subject of a "Fee in Lieu of Tax" or "FILOT" agreement with three Counties within the State of South Carolina. These agreements are intended to permit counties to attract business investment by offering property tax incentives. In accordance with South Carolina law, the Company entered into a sale-leaseback agreement with these Counties and simultaneously acquired an Industrial Development Revenue Bond. The arrangement is structured so that the Company's lease payments to the Counties equal and offset the Counties' bond payments to the Company. The Bond is non-recourse to the Counties, the Company's lease payments are pledged to secure repayment of the Bond, and the lease and Bond provide for the legal right of offset. Consequently, the FILOT arrangement is not reflected in the Company's financial statements. The agreements have a maximum expiration date of 2017. Under the terms of the agreements, the Company must annually submit information regarding the value of the machinery and equipment in service in each county. The respective Counties will then accept a fee in lieu of property tax based upon predetermined millage rates. These costs are included in cost of sales in the Company's consolidated financial statements. If the Company had not entered into this transaction, property tax payments would have been higher. The Company can reacquire such property and terminate the agreement at a nominal price of $1 and, accordingly, the subject property is included in property, plant, and equipment in the consolidated balance sheet. If the Company elects to reacquire the subject property prior to the expiration of the arrangement, it may also be required to make certain adjusting property tax payments.

NOTE H -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended July 2, 2005 and July 3, 2004.

 2005 Quarter Ended
 (In thousands, except per share data)                     October 2          January 1           April 2           July 2
                                                           ---------          ---------           -------           ------

 Net sales                                                   $35,440            $39,310          $40,064           $43,049

 Gross profit (loss)                                             309            (1,425)            (128)             (213)

 Net loss                                                     (3,699)          (12,644)          (3,082)           (7,992)

 Basic and diluted loss per share of common stock              (0.62)            (2.12)           (0.52)            (1.34)




 2004 Quarter Ended
 (In thousands, except per share data)                    September 27       December 27         March 27           July 3
                                                          ------------       -----------         --------           ------

 Net sales                                                   $42,581            $48,500          $37,919           $45,358

 Gross profit                                                    619              4,413            1,678             1,334

 Net income (loss)                                            (3,141)               660           (2,333)           (2,850)

 Basic and diluted earnings (loss) per
    share of common stock                                      (0.53)              0.11            (0.40)            (0.48)

The Company recorded restructuring and impairment charges of $7,350,000 in the quarter ended January 1, 2005 and $4,727,000 in the quarter ended July 2, 2005. The Company recorded a $1.0 million tax benefit in the quarter ended July 3, 2004, as a result of a change in estimated taxes payable associated with the fiscal year 2000 spin-off transaction.

NOTE I - GAIN ON EXTINGUISHMENT OF DEBT

During fiscal year 2005, the Company's subsidiary Delta Mills, Inc. purchased $1,000,000 face amount of its 9.625% Senior Notes for $500,000. The Company recognized a gain of $500,000 as a result of this purchase. During fiscal year 2003, Delta Mills purchased $15,878,000 face amount of its 9.625% Senior Notes for $12,060,000 including expenses of approximately $172,000. The Company recognized a gain of $3,643,000 after the write-off of deferred loan costs of $175,000. Delta Mills did not purchase any of its 9.625% Senior Notes during fiscal year 2004, and there was no gain on extinguishment of debt in fiscal year 2004.


NOTE J - RESTRUCTURING AND IMPAIRMENT CHARGES

2005 REALIGNMENT PLAN

During the second quarter of fiscal year 2005, the Company's Board of Directors approved a comprehensive Realignment Plan. The plan was announced on October 20, 2004 with the closing of the Estes weaving facility and capacity reductions in the Company's commercial synthetics business and the elimination of yarn manufacturing at the Beattie plant. The Company recorded asset impairment and restructuring charges of $7,350,000, on a pretax basis, associated with its Realignment Plan during the quarter ended January 1, 2005.

         Asset Impairment
         In the second quarter of fiscal year 2005, the Company recorded a $3,845,000 non-cash asset impairment charge to write down assets to be disposed of, including real estate and machinery, to its estimated fair value, less selling costs, of $8,857,000. The impaired assets met the criteria under SFAS No. 144 to be classified as assets held for sale and were reclassified as such in the consolidated financial statements as of January 1, 2005. The valuation of these assets was derived from asset sales agreements with third parties executed in January 2005.

         During the six months ended July 2, 2005, the Company closed asset sales under certain of the agreements for cash proceeds of $7,202,000 resulting in a decrease in assets held for sale to $1,900,000 at July 2, 2005 and a gain on the disposal of assets, primarily at the Pamplico facility, of $245,000. The remaining assets held for sale at July 2, 2005 include the Furman plant, for which the Company had an asset sale agreement that subsequently closed in the first quarter of fiscal year 2006 yielding sale proceeds of $1.9 million.

         Restructuring
         The remainder of the charge recognized by the Company during the second quarter of fiscal year 2005 was for restructuring costs, which included employee termination costs principally for separation pay and benefit costs for the approximately 400 terminated employees, as well as other expenses which included primarily estimated contract termination costs. These expenses are expected to be paid through March 2006.

A roll forward of the Company's liability for restructuring is as follows:


                                                         Employee
                                                       Termination               Other
                                                          Costs                Expenses               Total
                                                    -------------------    ------------------   -------------------
Restructuring charge recognized during
   the quarter ended January 1, 2005                       $ 3,154,000             $ 350,000           $ 3,504,000

Less payments made during fiscal 2005                        2,161,000               289,000             2,450,000

                                                    -------------------    ------------------   -------------------
Restructuring liability at July 2, 2005                      $ 993,000              $ 61,000           $ 1,054,000
                                                    ===================    ==================   ===================


In addition to the restructuring and impairment charges recognized by the Company, during the quarter ended January 1, 2005, the Company recorded $781,000 in costs of goods sold for the write-off of certain supply inventories associated with equipment to be sold.

2006 BUSINESS PLAN

On August 8, 2005, the Company's Board of Directors approved the implementation of a comprehensive fiscal year 2006 Business Plan (the "2006 Plan"). The plan was announced on August 11, 2005 and includes the Company's exit from the synthetics business. The Company will close the two plants dedicated to the synthetics product lines: The Pamplico weaving facility in Pamplico, SC and the Delta #2 finishing facility located in Wallace, SC. The Company expects to complete the closing of these facilities in the second quarter of fiscal year 2006 as production requirements dictate. The closings will affect approximately 365 employees company-wide. The Company recorded asset impairment charges of $4,727,000, on a pretax basis, associated with its 2006 Plan in the fourth quarter of fiscal year 2005. In addition, the Company recorded in cost of goods sold in the fourth quarter of fiscal year 2005 a charge of $717,000 for the write-down of certain supply inventories associated with the impaired assets.

         Asset Impairment
         In the fourth quarter of fiscal year 2005, the Company recorded a $4,727,000 non-cash asset impairment charge to write down assets to be disposed of, including real estate and machinery, to their estimated fair value, less selling costs, of $3,260,000. The impaired assets did not meet the criteria under SFAS No. 144 to be classified as assets held for sale and are classified as held for use in the consolidated financial statements as of July 2, 2005. The valuation of these assets was derived from management's estimates based on recent experience selling similar assets in association with the 2005 Realignment Plan.

         Restructuring
         In the fiscal year 2006 first quarter ending October 1, 2005, the Company expects to record pre-tax cash restructuring charges ranging from $3.0 to $4.0 million, which are primarily wage and salary severance benefit costs. No restructuring charges were recorded in fiscal year 2005 relating to the 2006 Plan.

OTHER RESTRUCTURING AND IMPAIRMENT
During the year ended June 28, 2003, the Company recorded a restructuring charge of $0.4 million on a pre-tax basis associated with the closing of its Catawba facility as announced on March 5, 2003. The charge reflected employee termination costs of approximately $354,000. Production at the Catawba facility ceased in April of 2003, and the Company completed the process of liquidating the assets associated with this facility during fiscal year 2005.

During the year ended June 29, 2002, the Company recorded an impairment and restructuring charge of $8.7 million, on a pretax basis, associated with the closing of the Furman Plant as announced on August 22, 2001. The Company recorded an $8.2 million non-cash asset impairment charge to reflect the property and equipment at the Furman Plant at its estimated fair value, less selling costs. The carrying amount of these assets was reduced to approximately $3,923,000. The balance of the charge was approximately $0.5 million of accrued expenses for involuntary termination costs associated with the 122 employees terminated as a result of the plant closing. Production at the Furman facility ceased in October of 2001. On August 24, 2004, Delta Mills contracted to sell the Furman Plant real property for expected net proceeds of approximately $1.8 million. The sales price, net of selling costs, under the contract was approximately $847,000 less than the carrying amount of the asset on the Company's books. Based on this information relative to the fair value of the property at July 3, 2004, the Company recorded an impairment charge of approximately $847,000 for the fourth quarter of fiscal year 2004. The sale was subject to closing conditions, and the prospective purchaser terminated the proposed sale as permitted by the contract. The Company completed the process of liquidating the assets associated with this facility subsequent to July 2, 2005.

During fiscal year 2004 and fiscal year 2003, the Company paid $342,000 and $196,000, respectively, in restructuring costs and had a remaining liability of $0 and $342,000 as of July 3, 2004 and June 28, 2003, respectively. Restructuring activity for fiscal year 2005 is presented in the table above under "2005 Realignment Plan".

As of July 2, 2005 and July 3, 2004, the Company had $1.9 million and $2.5 million, respectively, in assets held for sale.

                               CORPORATE DIRECTORY

              OPERATING COMPANY OF DELTA WOODSIDE INDUSTRIES, INC.
                                   DELTA MILLS
                              700 North Woods Drive
                             Fountain Inn, SC 29644

BOARD OF DIRECTORS                                       CORPORATE OFFICERS
------------------                                       ------------------
C.C. GUY     (1) (2)                                     William F. Garrett
Retired businessman                                      President and Chief Executive Officer

WILLIAM F. GARRETT                                       William H. Hardman, Jr.
President and Chief Executive Officer                    Executive Vice President, Chief Financial Officer,
Delta Woodside Industries, Inc.                          Secretary and Treasurer

J. PATRICK DANAHY Donald C. Walker
Vice President of Manufacturing, Delta Mills, Inc.       Executive Vice President of Operations
                                                         and Assistant Secretary
MICHAEL R. HARMON (1) (2) (3)
Consultant and Real Estate Investor
                                                         FORM 10-K
                                                         Upon written request, the Company will furnish
DR. MAX LENNON (1) (2) (3) (4)                           without charge to any Delta Woodside Shareholder
President, Education and Research Services               a copy of the Company's Annual Report
                                                         on Form 10-K for the fiscal year ended July 2, 2005
E. ERWIN  MADDREY,  II (2) (4)                           including  financial  statements  and  financial
President, Maddrey & Associates                          statement schedules, but excluding exhibits.
(Investment and Consulting)

BUCK A. MICKEL     (2) (4)                               Requests should be directed to:
President and CEO, RSI Holdings, Inc.                         William H. Hardman, Jr.
(Provider of labor for manufacturers)                         Executive Vice President, Chief
                                                              Financial Officer, Secretary and Treasurer
(1)  Member Audit Committee                                   700 North Woods Drive
(2)  Member Compensation Committee                            Fountain Inn, SC 29644
(3)  Member Compensation Grants Committee
(4)  Member Governance Committee

    ANNUAL MEETING                                            DELTA WOODSIDE INDUSTRIES, INC.
    The Annual Meeting of Shareholders of                     (864) 255-4100
    Delta Woodside Industries, Inc. will be                   700 North Woods Drive
    held on Tuesday, November 1, 2005, at                     Fountain Inn, SC 29644
    10:00 a.m., at the Poinsett Club,
    807 East Washington St, Greenville, SC  29601

